02060505

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cue Energy Resources Limited

*CURRENT ADDRESS BDO House
99-105 Customhouse Quay
PO Box 10-340
Wellington, New Zealand

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

FILE NO. 82- 34692 FISCAL YEAR [illegible]

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 12/11/02

CUE ENERGY RESOURCES LIMITED 82-34692

Tab A	Date	Item Description
		02 DEC -5 AM 9:25
1.	01/03/01	Release – Saunders-1X Discovers Oil
2.	07/02/01	Form 3 – Notice Of Change In Total Number Of Voting Securities In Which Relevant Interest Held By Substantial Security Holder.
3.	07/02/01	Notice of Director's Interests – Section 205G of the Corporations Law (Leon Musca).
4.	07/02/01	Notice of Director's Interests – Section 205G of the Corporations Law (Michael Tilley)
5.	07/03/01	Notice of Director's Interests – Section 205G of the Corporations Law) (Andrew Knox)
6.	07/02/01	Form 2 - Notice by Substantial Security Holder
7.	07/03/01	Release to Shareholders- Share Issue
8.	07/03/01	Release – OYONG-2 Well Status
9.	07/03/01	Appendix 3B – New issue announcement, application for quotation of additional securities and agreements
10.	07/03/01	Substantial Security Holder Notice
11.	07/05/01	Notice of Director's Interests – Section 205G of the Corporations Law (Leon Musca).
12.	07/06/01	Release – Drilling Report – OYONG-2 Well – Indonesia
13.	07/12/01	Release – Drilling Report – OYONG-2 Well – Indonesia
14.	07/16/01	Release – Changes to Cue Board of Directors
15.	07/16/01	Release – Drilling Report SE GOBE-10 Development Well – Papua New Guinea
16.	07/20/01	Release – Drilling Report – OYONG-2 Well - Indonesia
17.	07/24/01	Release – Drilling Report – OYONG-2 Well - Indonesia
18.	07/27/01	Release – Drilling Report – OYONG-2 Well - Indonesia
19.	07/31/01	Quarterly Report – For the Quarter Ending 30 June 2001
20.	08/03/01	Drilling Report - OYONG-2 Well - Indonesia
21.	08/07/01	Release – Chairman Appointed
22.	08/08/01	Notice of Director's Interests– Section 205G of the Corporations Law (Richard Tweedie)
23.	08/08/01	Substantial Security Holder Notice
24.	08/08/01	Substantial Security Holder Notice
25.	08/09/01	Release – All Litigation Settled
26.	08/10/01	Release – Drilling Report – OYONG-2 Well - Indonesia
27.	08/14/01	Release – Director Appointed
28.	08/14/01	Release – OYONG-2 Well Flows Oil
29.	08/14/01	Release – Director Appointed *Amendment*
30.	08/14/01	Release – OYONG-2 Well Flows Oil *Amendment*
31.	08/14/01	Release – SE GOBE-10 being Completed as Oil Producer
32.	08/20/01	Release – OYONG-1 Well Flows Gas
33.	08/24/01	Release – OYONG-1 Well Suspended
34.	08/27/01	Release – ANGGUR-3 Well Spuds
35.	08/31/01	Release – Drilling Report – ANGGUR-3 Well
36.	09/07/01	Release – Drilling Report – ANGGUR-3 Well
37.	09/12/01	Notes to Preliminary Report for Year to 30 June 2001
38.	09/13/01	Release – Yolla Project Granted Major Project Facilitation Status
39.	09/13/01	Release – Drilling Report – ANGGUR-3 Well

40.	09/21/01	Release – Drilling Report – ANGGUR-3 Well
41.	09/28/01	Release – Drilling Report – ANGGUR-3 Well
42.	10/05/01	Release – Drilling Report – ANGGUR-3 Well
43.	10/09/01	Release – Drilling Report – ANGGUR-3
44.	10/15/01	Release – Cue Sells Yolla Interest
45.	10/15/01	Release – OYONG-3 Spudded
46.	10/19/01	Release – OYONG-3 Well
47.	10/25/01	Release – Sale of Small Holdings
48.	10/26/01	Release – OYONG-3 Confirms Oil
49.	10/26/01	Cue Energy Resources Limited Notice of Annual General Meeting of Shareholders
50.	10/29/01	Release – OYONG-3 Report
51.	10/31/01	Quarterly Report For the Quarter Ending 30 September 2001
52.	11/15/01	Release – Withdrawal of Share Placement Resolution
53.	11/29/01	Cue Energy Resources Limited Annual Report 2001; Notice of Annual General Meeting of Shareholders
54.	11/29/01	Release – Annual General Meeting of Shareholders – Results & Chairman's Addresses
55.	12/07/01	Release – Saunders – 1X Spuds Implications for Cue
56.	12/11/01	Release – Receipt of Funds
57.	12/17/01	Release – Cue Exits Tanjung Jabung PSC
58.	12/12/01	Form 605 – Notice of Ceasing to be a Substantial Holder
59.	12/21/01	Notice of Director's Interests – Section 205G of the Corporations Law (Richard Tweedie)
60.	01/06/02	Appendix 3X – Initial Director's Interest Notice (Ernest Albers)
61.	01/08/02	Appendix 3X – Initial Director's Interest Notice (Leon Musca)
62.	01/08/02	Appendix 3X – Initial Director's Interest Notice (Andrew Knox)
63.	01/08/02	Appendix 3X – Initial Director's Interest Notice (Richard Tweedie)
64.	01/08/02	Appendix 3X – Initial Director's Interest Notice (Ken Hoolihan)
65.		Appendix 3Y – Change of Director's Interest Notice (Richard Tweedie)
66.		Appendix 3Y – Change of Director's Interest Notice (Richard Tweedie)
67.		Appendix 3Y – Change of Director's Interest Notice (Andrew Knox)
68.		Appendix 3Y – Change of Director's Interest Notice (Andrew Knox)
69.		Appendix 3Y – Change of Director's Interest Notice (Ken Hoolihan)
70.		Appendix 3Y – Change of Director's Interest Notice (Ken Hoolihan)
71.		Appendix 3Y – Change of Director's Interest Notice (Leon Musca)
72.		Appendix 3Y – Change of Director's Interest Notice (Leon Musca)
73.		Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
74.		Appendix 3Y – Change of Director's Interest Notice
75.		Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
76.		Appendix 3Y – Change of Director's Interest Notice (Richard Tweedie)
77.		Appendix 3Y – Change of Director's Interest Notice (Ken Hoolihan)
78.		Appendix 3Y – Change of Director's Interest Notice (Leon Musca)
79.		Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
80.		Appendix 3Y – Change of Director's Interest Notice ((Ken Hoolihan)
81.		Appendix 3Y – Change of Director's Interest Notice (Leon Musca)
82.		Appendix 3Y – Change of Director's Interest Notice (Richard Tweedie)
83.		Appendix 3Y – Change of Director's Interest Notice (Andrew Knox)
84.	01/22/02	Release – 3D Seismic Acquisition Begins over OYONG
85.	01/29/02	Quarterly Report for the Quarter Ending 31 December 2001
86.	01/29/02	Release – 3D seismic Acquisition Completed over OYONG

87.	02/20/02	Release – Sale of Small Holdings
88.	03/14/02	Half Yearly Report for the Half Year Ending 31 December 2001
89.	03/14/02	Appendix 1 – Preliminary Half Year Report Announcement for Half Year Ended 31 December 2001
90.	03/15/02	Release – Resignation of Director
91.		Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
92.		Appendix 3Y – Change of Director's Interest Notice (Leon Musca)
93.		Appendix 3Y – Change of Director's Interest Notice (Ken Hoolihan)
94.		Appendix 3Y – Change of Director's Interest Notice (Richard Tweedie)
95.	04/18/02	Release – OYONG Development Concepts Study Contract Awarded
96.	04/29/02	Quarterly Report for the Quarter Ending 31 March 2002
97.	05/24/02	Release – Additional South East GOBE Development Drilling Begins
98.	05/31/02	Release – Additional South East GOBE Development Drilling Begins
99.	06/04/02	Release – South East GOBE 1 ST-1 Being Completed as Oil Producer
100.	06/28/02	Release – Drilling Report SE GOBE 10ST-1
101.	07/02/02	Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
102.	07/03/02	Appendix 3Y – Change of Director's Interest Notice (Ken Hoolihan)
103.	07/03/02	Appendix 3Y – Change of Director's Interest Notice (Leon Musca)
104.	07/03/02	Appendix 3Y – Change of Director's Interest Notice (Richard Tweedie)
105.	07/05/02	Release – Drilling Report SE GOBE 10ST-1
106.	07/12/02	Release – Drilling Report SE GOBE 10ST-1
107.	07/15/02	Quarterly Report for the Quarter Ending 30 June 2002
108.	07/19/02	Release – Drilling Report SE GOBE 10ST-1
109.	07/22/02	Release – Drilling Report SE GOBE 10ST-1
110.	08/14/02	Release – SE GOBE Field Update
111.	08/21/02	Substantial Security Holder Notice
112.	08/21/02	Substantial Security Holder Notice
113.	08/21/02	Substantial Security Holder Notice
114.	08/23/02	Release – Bilip-1 Update
115.	09/10/02	Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
116.	09/10/02	Notes to Preliminary Report for Year to 30 June 2002
117.	09/11/02	Release – Acquiring 2D Seismic in Sampang PSC
118.	09/11/02	Release – Cue Energy Announces Profit of (NZ) $3.9 Million
119.	10/07/02	Release – Bilip-1 Update
120.	10/14/02	Release – Retention Licence Offer – Kimu Gas Field
121.	10/14/02	Release – Barikewa Gas Field – Retention Licence Offer
122.	10/15/02	Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
123.	10/16/02	Release – Bilip-1 Update
124.	10/18/02	Release – Bilip-1 Spuds
125.	10/21/02	Release – Bilip-1 Daily Report
126.	10/22/02	Release – Bilip-1 Daily Report
127.	10/23/02	Release – Bilip-1 Daily Report
128.	10/24/02	Release – Bilip-1 Daily Report
129.	10/25/02	Release – Bilip-1 Daily Report
130.	10/28/02	Release – Bilip-1 Daily Report
131.	10/29/02	Release – Bilip-1 Daily Report
132.	10/30/02	Quarterly Report for the Quarter Ending 30 September 2002
133.	10/30/02	Release – Bilip-1 Daily Report
134.	10/31/02	Release – Bilip-1 Daily Report
135.	11/01/02	Release – Bilip-1 Daily Report

136.	11/04/02	Release – Bilip-1 Daily Report
137.	11/06/02	Release – Bilip-1 Daily Report
138.	11/07/02	Release – Bilip-1 Daily Report
139.	11/08/02	Release – Bilip-1 Daily Report
140.	11/21/02	Release – Cue Energy Resources Limited Notice of Annual General Meeting of Shareholders
141.	11/21/02	Cue Energy Resources Limited Annual Report 2002; Notice of Annual General Meeting of Shareholders

CUE ENERGY RESOURCES LIMITED

Tab B	Date	Item Description
1.		Cue Energy Resources Limited Prospectus

CUE ENERGY® ANNUAL REPORT 2001



Testing Oyong-1 [illegible]

Cue Energy participated in oil and



gas discovery in Sampang, East Java.




Cue Energy Location
Indonesia
Papua
New Guinea
Australia

HIGHLIGHTS OF THE YEAR

Discovery of oil and gas in Sampang, Indonesia

Oil production maintained in SE Gobe

Focus on oil and gas confirmed

Oyong-1 discovery photographs courtesy Santos Ltd.

Our oil production for the year was 16



CHAIRMAN'S OVERVIEW

The past year was again a turbulent one for Cue, but one, I am pleased to report, ended on a very positive note, with your company enjoying exploration success with the Oyong oil and gas discovery in Indonesia. Cue now has a stable board of directors, has settled all litigation that has been a significant distraction for the last half of the year and has confirmed its focus on oil and gas exploration and production.

In Papua New Guinea, our net share of SE Gobe Unit oil production was approximately 167,000 barrels, 17%, higher than for last year. This largely resulted from the July 1, 2000 redetermination of unit-participation factors, Cue's unit participation increasing to around 3.29% and our over lift interest (to compensate for past under participation) increasing to around 3.86% of field oil production. As part of the redetermination process, Cue made a capital readjustment payment of US$2.6 million in November 2000.

Successful development drilling on SE Gobe assisted in maintaining the oil production rate of the field, which at year end gave Cue a net share of approximately 520 barrels of oil per day.

In the Sampang Production Sharing Contract in Indonesia we were pleased to participate in the Oyong oil and gas discovery, the initial drilling in the block resulting in a blow out which damaged the drilling rig, but fortunately did not result in any injuries. Santos Ltd, the operator for the block, is studying ways that Oyong can

000 barrels, valued at US$4.97million.

be commercialized. The extended drilling program and flow testing of the discovery well, have resulted in your company being required to make very substantial cash payments that have significantly reduced the companies cash position.

Substantial progress was achieved towards commercialising the Yolla Gas field in the Bass Strait of Tasmania. A gas market was identified in Victoria and a pre-project sanction budget was approved by the Yolla Joint Venture for the various studies and surveys necessary to progress development of the field.

As a result of the Oyong Discovery in the Sampang PSC we have evaluated Cue's ability to finance both a Yolla development and a potential development of the Oyong discovery. We believe that the Company would have difficulty in supporting two concurrent developments that each require substantial equity capital contributions.

We have therefore, elected to sell our 14% interest in the Yolla gas condensate field for A$6.7 million. We have made this decision as we believe our 15% interest in the Sampang PSC has greater potential to increase shareholder value in the short term.

In late 2000, Cue farmed into ATP 541P in the Cooper-Eromanga Basin of Western Queensland to give shareholders exposure to the drilling of two oil exploration wells, Cashmere-1 and Sable-1. Unfortunately both wells failed to find significant hydrocarbons and the joint venture is not renewing the permit.

During the year Cue sold all of its shareholding in Australian Worldwide Exploration Limited and in Natural Gas Australia Limited shares and options, at a profit of NZ$1.37 million.

On the corporate side, there was considerable dissention amongst shareholders over the technology investments Cue made in Bambuu Ltd and Data and Commerce Ltd in 2000. This dissention resulted in a Special Shareholders meeting being held in late March 2001 to consider resolutions to remove the members of the board and to replace them with four nominees of the meetings requisitioners. A number of votes cast at the meeting were disallowed by Cue's immediate past Chairman, resulting in the resolutions not passing.

Litigation ensued as a result of this action. On the one hand, seeking to challenge the way in which votes were dealt with at the meeting, and on the other hand, seeking a declaration that certain proxies had been lawfully excluded.

I am pleased to report that all litigation has now been withdrawn by mutual agreement.

Later in the year, Cable and Telecoms Limited (formerly Cambridge Consolidated) sold down its majority shareholding in Cue and ceased to be a substantial shareholder.

There were several changes to your Board of Directors over the year. Mr Peter Jermyn was not re-elected at the last Annual General Meeting. Mr David Quigg and Mr John Horner were appointed as directors and subsequent to the end of the year Mr Quigg, Mr Horner and Mr Michael Tilley, the Company's Chairman, resigned as directors.



Mr Richard Tweedie, Managing Director of Todd Energy Limited of New Zealand, Mr Kenneth Hoolihan, Exploration Manager of Todd Energy Limited and Mr E Geoffrey Albers, Chairman of Octanex NL and of Methanol Australia Limited, were appointed as directors.

I would like to thank our management and staff for their efforts in maintaining Cue's day to day activities, during what has been a difficult year.

I am pleased to report that your company is now focused again on oil and gas exploration and production. Your Company has a stable board and management and a positive outlook for the future.

R Tweedie Chairman

12 October 2001

Oil production con

CHIEF EXECUTIVE OFFICER'S REVIEW

The last year saw Cue continue its oil and gas focus on Papua New Guinea, Australia and Indonesia. Oil production continued from the SE Gobe field in Papua New Guinea, the commercialization of the Yolla gas and condensate field in Australia gained momentum and in Indonesia a planned drilling program in the Sampang PSC resulted in an oil and gas discovery in the Oyong-1 well.



Right [L-R]
Robert Coppin, Andrew Knox, Richard Tweedie, Leon Musca, Geoffrey Albers, and below Kenneth Hoolihan





PAPUA NEW GUINEA

Production

Cue's net share of oil production for the year from the unitized SE Gobe oil field was 166,868 barrels of oil and at year end the field oil production rate was approximately 14,000 barrels of oil per day, giving Cue a net share of approximately 520 barrels of oil per day.

Cue had oil price hedging arrangements in place for the first six months of the year. During this period 15,000 barrels of oil were sold forward at US$26.10 per barrel, 15,000 barrels of oil were sold forward at US$24.55 per barrel and 30,000 barrels of oil were sold forwards at US$28.15 per barrel. All hedging arrangements expired at the end of calendar year 2000.

Two development wells, SE Gobe-8 and -9, were drilled in the SE Gobe field during the year and one, SE Gobe-10, was completed for production in early September 2001.

The SE Gobe-8 well reached total depth during October 2000 and encountered the Iagifu sandstone reservoir 7.5 metres high to prediction. Pressure data indicated that the well encountered a full oil column in pressure communication with SE Gobe-1.

...nues, oil discovery made

Location and Joint Venture Map





1
2
3
4
5
6-10

Indonesia

1. Sampang PSC

Santos	45%
Coastal Indonesia	40%
CUE	15%

2. Tanjung Jabung PSC

PT Wirabuana	24%
CUE	76%

Australia

3. T/RL1

Origin Energy	30.5%
AWE	30.5%
Cal Energy	20%
CUE	14.0%
Santos	5.0%

4. EP 363

Apache	60.10%
AWE	16.00%
Kufpec	12.79%
Tap	11.11%
CUE	(10.00%)

5. ATP 541P

V.E. Faulconer	30.10%
Tamark	25.00%
CUE	25.00%
Mawson	20%

Papua New Guinea

6. PDL 3

SHP	40.149650%
Orogen	20.5%
Oil Search	15.859740%
Barracuda	15.921718%
CUE	5.568892%

7. PPL 189

Barracuda	42.553%
Iona	42.553%
Murray	26.497%
CUE	14.894%

8. PPL 190

Barracuda	31.278%
Iona	31.278%
Murray	26.497%
CUE	10.947%

9. PPL 193

Oil Search	44.64%
Mosaic	28.57%
Gedd	6.07%
CUE	10.72%

10. PPL 194

CUE	100%

SE Gobe-8 was put on stream in November 2000 and is currently producing at around 2500 barrels of oil per day.

SE Gobe-9 reached total depth during November 2000 and encountered the reservoir 13 metres high to prediction. The well was side tracked down dip to encounter the reservoir closer to the oil water contact to minimise gas production. Pressure data indicates that the oil water contact is about 15 metres lower than previously thought. The well is currently producing at around 2000 barrels of oil per day.

The SE Gobe-10 well was drilled late in the year to provide an additional production point in the SE Gobe-2 fault segment of the field. The well intersected the reservoir approximately two metres high to prediction and pressure data indicated that the oil water contact was approximately 16 metres deeper than predicted. SE Gobe-10 is expected to add approximately 2500 barrels of oil to field oil production once the well is cleaned up and fully on production.

The implications of these deeper oil water contacts for the rest of the field are being studied and further development drilling is likely in 2002.

Various production wells were shut in intermittently during the year to control gas flaring volumes and a coiled tubing workover of some SE Gobe wells was undertaken.

The 2001 SE Gobe Reserves report prepared by Chevron, the operator of the field, shows estimated ultimately recoverable reserves of oil of 44.2 million stock tank barrels with 28 million stock tank barrels, remaining to be produced. This represents a minor decrease from

SE Gobe Area



Papua New Guinea
Gobe Main Field
Wasuma
Makas
PDL 4
PPL 206
S.E. Gobe Field
PPL 219
Saunders
Gillespie
Gobe Footwall
Oil
Gas
Unit Area
Prospect
0 1
Kilometre
PDL 3
NW Lehi 1
PDL 4
PDL 190
Lehi 1

PNG oil production cont







Papua New Guinea Location Map


Papua New Guinea
Kutubu Pipeline
Kumul
Marine
Terminal
Thrust Front

the 2000 estimate. The impact of SE Gobe-10 is yet to be incorporated in the reserves estimate. The estimated total recoverable gas volume remains unchanged at 270 billion cubic feet.

In July 2000, Cue's oil participation factor in the SE Gobe unit increased as a result of a redetermination of oil in place distribution within the SE Gobe field and as a consequence Cue was required to make a capital readjustment payment of US$2.6 million, which it made in November 2000.

The Unit Operating Committee unanimously agreed that the timing of the final redetermination for the field would be extended by one year to 2001 and in July 2001, the SE Gobe Unit Operating Committee voted on a final redetermination of unit oil participation factors. The vote was in favour of no change to factors determined in 2000. Cue's unit interest remains at 3.285646% with a current over lift interest of 3.8565% to recover past under lifted barrels.

Exploration

No exploration drilling took place in the four exploration licences in PNG in which Cue participates.

PPL190 remained in suspension due to a continuing landowner dispute over ownership of the proposed Healy-1 drilling location. Processing of the Greater Gobe Seismic Survey, and reprocessing of earlier seismic data was completed and the data integrated into mapping of the area. A crestal seismic line was acquired along the south eastern extension of the Gobe anticline and has been used to revise

ued from SE Gobe oil field







mapping to the south east of the SE Gobe field. As a result a structural closure on the PDL4 and PPL190 boundary has been interpreted at both the upper and footwall levels. Ongoing studies have also suggested that a redrill of Iehi-1 could be warranted, as the Iehi-1 well may have penetrated an oil column in the Iagifu Sandstone. The Wasuma prospect (proposed Healy-1 well) remains a candidate for drilling in 2002, but may require more seismic data before drilling.

In PPL189, the Joint Venture has applied for a seven graticular block Retention Licence over the Barikewa gas field, which is estimated to contain recoverable gas of approximately 800 billion cubic feet. An application for a new Petroleum Prospecting Licence was also made over nine additional graticular blocks which are considered to be the most prospective portion of PPL189. Both applications are pending. Ongoing studies have indicated that the licence is gas prone and further drilling is likely to be dependant on the go-ahead of the PNG-Queensland gas pipeline.

In PPL193, the Joint Venture applied for a Retention Licence over the Kimu gas field and for a new licence, over the most prospective portion of the licence plus an additional 6 graticular blocks covering the Kapul prospect. Cue has since declined to participate in the new licence, but is participating in the Retention Lease application over Kimu, which is pending.

A geological survey was undertaken over the NW Wage anticline in the north west of PPL194. Cue is operator of the licence and holds a 100% interest. The survey was designed to determine whether structural closure is likely to be present and whether a limited amount of seismic should be acquired over the structure. The survey results show no reversal of structural dip to the north west and hence structural closure is unlikely to be present. High risk fault closure may be present but does not support the acquisition of seismic.

AUSTRALIA

Development

The Yolla gas and condensate field in the Bass Basin offshore Victoria is moving steadily toward development.

The project includes construction of an offshore production platform on the field, connected to the Victorian coastline by a multi-phase pipeline that will come ashore southeast of Melbourne. The product stream will be treated in an onshore gas plant which will separate condensate and liquid petroleum gas from the sales gas, which will then be piped to the Dandenong area east of Melbourne.

First production is targeted for early 2004.

The capital cost of the Yolla development is expected to be around A$400 million. Cue's 14% share of A$56 million will require a substantial equity contribution above the amount that can be obtained through project finance.



Oyong oil and gas disc



Following the recent Oyong discovery the company was potentially faced with the requirement to raise equity funding for two concurrent developments.

After considering the relative potential for greater and more immediate creation of shareholder value the board elected to sell its 14% interest in T/RL1 and the Yolla field for A$6.7 million to AWE Petroleum Limited, a T/RL1 co-venturer.

Exploration

In October 2000, Cue farmed in to the ATP 541P permit in the Cooper-Eromanga Basin of western Queensland, obtaining a 25% interest ahead of the drilling of two exploration wells, Cashmere-1 and Sable-1. Both wells were designed to test individual structures on a prominent structural trend that was interpreted to provide an effective oil migration pathway from an area of mature oil source rock to the south.

Cashmere-1 spudded in January 2001 and was plugged an abandoned after reaching a total depth of 1706 metres without encountering significant hydrocarbon shows. Sable-1 spudded in late January 2001 and was plugged and abandoned after reaching a total depth of 2203 metres without encountering any significant hydrocarbons. The Joint Venture subsequently agreed not to renew the permit due to lack of further prospectivity in the block.

No activity occurred in EP363 in the Carnarvon Basin. Cue has a 10% buy back right in any production licence in the block.

INDONESIA

Drilling began in the Sampang Production Sharing Contract (PSC), offshore eastern Java in October 2000. The first well, Anggur-1, while drilling at 585 metres, experienced an uncontrolled flow of gas which subsequently caught fire. Personnel were safely evacuated from the rig without injury. The fire was extinguished and the well plugged and abandoned, however, the jack up rig was extensively damaged.

ery in Sampang block

Sampang PSC Block Prospects and Leads Map


Madura
Rancak
Soemenep
Kertogeneh
Gurita
Herbras
Sampang
Block
Surabaya
Kruka
Lidah
Kuti
Anggur
Anggur Utara-1
Anggur-2
Anggur-1
Anggur-3
Oyong-1 Oyong-2
Oyong
Paus
Bakung
Dukuh
BD
Enau
Pipeline
Indonesia
Wunut
Flamboyan
Oil
Gas
Prospect
0
20
Kilometres
Java

A second well, Anggur Utara-1 was drilled 1.25 kilometres to the north of Anggur-1 using a replacement rig. The well was designed to test shallow zones, one of which blew out in Anggur-1. No significant hydrocarbons were encountered.

A third well, Anggur-2 was then drilled as a replacement for Anggur-1. The well experienced an uncontrolled flow at shallow depth and the rig was moved away from the well without damage or injury and subsequently moved to drill Oyong-1, approximately 40 kilometres to the east.

Oyong-1 encountered a 110 metre gas column underlain by a 35-40 metre oil column in limestones of the Mundu Formation. The top of the hydrocarbon column was encountered at 813 metres drill depth. The well was unable to reach its planned total depth of 2280 metres due to considerable mechanical difficulties resulting from high formation pressures. Oyong-1 was suspended after reaching a total depth of 1068 metres and the rig was moved 125 metres to the north to drill the Oyong-2 appraisal well.

Oyong-2 confirmed the gas and oil columns seen in Oyong-1 in the Mundu Formation, the top of which came in approximately 33 metres high to prediction. Subsequent to the end of the year, after considerable mechanical difficulty, the well reached a total depth of 1935 metres against a planned total depth of 2280 metres. The deeper Wonocolo and Ngrayong objectives were penetrated high to prediction. A 2 metre zone with oil shows but of poor reservoir quality was encountered between 1833-1835 metres.

Oyong-2 was suspended for potential future production and the Oyong-1 gas and oil zones were flow tested. The well flowed 1132 barrels of 41.9° API oil per day with 2.5 million cubic feet of associated gas per day through a 28/64 inch choke with a flowing tubing head pressure of 999 psi, from the 4 metre interval 927-931 metres.

The test of the gas zone flowed 12.4 million cubic feet of gas per day through a 48/64 inch choke with a flowing tubing head pressure of 1005 psi, from an 18 metre interval 855-873 metres. Oyong-1 was suspended for potential future production. Santos Ltd, the operator for the Sampang PSC, is studying ways in which the Oyong discovery may be commercialized.

The drilling rig was moved from Oyong to Anggur-3, 1.2 kilometres east of Anggur-1. The well was designed to test the Mundu, Wonocolo and Ngrayong objectives that were not reached in the earlier wells.

Anggur-3 encountered minor gas and oil shows in the Mundu and Wonocolo objectives, but was unable to reach the deeper Ngrayong objective due to mechanical difficulties. The drilling rig has moved to drill the Oyong-3 appraisal well on the eastern end of the field.

No exploration activity took place in the Tanjung Jabung PSC in South Sumatra.

Robert J. Coppin Chief Executive Officer

12 October 2001

CORPORATE GOVERNANCE STATEMENT

The directors of Cue Energy Resources Limited recognise the need for high standards of corporate governance.



REMUNERATION AND NOMINATION COMMITTEE

The committee consists of the following:

L Musca (Chairman)

RG Tweedie

The remuneration and nomination committee makes recommendations to the full Board on remuneration packages and other terms of employment and reviews the composition of the Board having regard to the company's present and future needs.

Remuneration and other terms of employment are reviewed annually by the committee having regard to performance and relevant comparative information. As well as a base salary, remuneration packages include superannuation, termination entitlements and fringe benefits. Staff are also eligible to participate in the Employee Option Plan on invitation.

oil and gas company

Remuneration packages are set at levels that are intended to attract and retain capable staff.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on directors' and executives' remuneration is set out in the Directors' Report.

AUDIT COMMITTEE

The audit committee consists of the following:

EG Albers (Chairman)
AM Knox

The main responsibilities of the audit committee are to;

- review the annual financial statements with the Chief Executive Officer, the Chief Financial Officer and the external auditors and make appropriate recommendations to the Board;
- review all regular financial reports to be made to the public prior to their release and make appropriate recommendations to the Board;
- monitor compliance with statutory and New Zealand, Australian and Port Moresby Stock Exchange requirements for financial reporting;
- review reports from management and external auditors on any significant proposed regulatory, accounting or reporting issues, to assess the potential impact on the Company's financial reporting process.

The committee is also charged with the responsibilities of recommending to the Board the appointment, removal and remuneration of the external auditors and reviewing the terms of their engagement and the scope and quality of the audit.

ETHICAL STANDARDS

The Board has adopted a Code of Ethical Business Standards, a copy of which has been distributed to all employees. The Code sets out the ethical standards expected of all directors and employees in carrying out their duties. The Code is set out under the following main headings:

Respect the Law and act accordingly

Dealing with Conflicts of Interest - We will not act in ways which may cause others to question our loyalty to Cue Energy

Use of Assets (including funds, information and equipment) - use responsibly and in the best interest of the Company

Maintain Integrity - deal fairly and honestly and treat others with dignity

Be responsible for our actions and accountable for their consequences.





ANNUAL REPORT OF DIRECTORS For the year ended 30 June 2001

Pursuant to the Companies Act 1993, the Directors of Cue Energy Resources Limited submit for shareholders' approval their annual report on the affairs and the audited group financial statements of Cue Energy Resources Limited ("the Company") and its subsidiaries ("the Group") for the year ended 30 June 2001.

DIRECTORS

The names of directors of the Company in office at the end of this year and who ceased to hold office during the year are:

Andrew M Knox
(appointed 07/12/2000)

Michael D Tilley
(resigned 16/07/2001)

David J Quigg
(appointed 12/04/2001; resigned 16/07/2001)

John S Horner
(appointed 12/04/2001; resigned 16/07/2001)

Peter Jermyn
(not re-elected 30/11/2000)

Leon Musca

Subsequent to the end of the year the following directors were appointed:

Richard G Tweedie
(appointed 16/07/2001)

Kenneth Hoolihan
(appointed 16/07/2001)

E Geoffrey Albers
(appointed 14/08/2001)

PRINCIPAL BUSINESS

The principal business of the Cue Energy Resources Limited ("Cue") Group is petroleum exploration, development and production.

Cue is listed on the New Zealand Stock Exchange, the Australian Stock Exchange and the Port Moresby Stock Exchange.

2000/2001 Results

Group revenue for the year ended 30 June 2001 was $13,656,630.

Group expenses totalled $11,184,477 including production expenses and writeoffs.

The operating profit before taxation for the year was $2,472,153. The Group made taxation payments of $541,389. The Group profit after taxation and minority interests amounted to $1,930,764.

SHARE PURCHASES

During the year the Company took up 3,825,000 shares, at an issue price of A$0.40 per share in Data & Commerce Limited.

During the year the Group disposed of the majority of its shareholding in Australian Worldwide Exploration Limited (AWE) and all of its securities in Natural Gas Australia Limited.

GROUP OPERATIONS

PAPUA NEW GUINEA

Cue's net share of oil production from the unitized SE Gobe field for the year was 166,868 barrels of oil.

The SE Gobe-8 and -9 development wells were successfully drilled and completed as oil producers in late 2000 and subsequent to the end of the year the SE Gobe-10 well was successfully drilled as an oil development well.

The SE Gobe-7 well was produced for a period at low rates then shut in.

Coiled tubing workover of selected SE Gobe development wells was undertaken and various wells were shut in intermittently due to high gas production rates.

At the end of the year the SE Gobe oil production rate was averaging around 14,000 barrels of oil per day.

A seismic line was acquired over the eastern extension of the Gobe anticline.

The PPL190 licence remained in suspension and as a consequence no drilling was undertaken during the year.

Various technical studies and remapping were undertaken in PPL 189 which contains the Barikewa gas field and in PPL193 which contains the Kimu gas field.

A geological field survey was undertaken in PPL194 over the NW Wage anticline with disappointing results.

INDONESIA

Drilling began in the Sampang PSC, offshore eastern Java in October 2000. The first well, Anggur-1, while drilling at 585 metres, experienced an uncontrolled flow of gas which subsequently caught fire. Personnel were safely evacuated from the rig without injury. The fire was extinguished and the well plugged and abandoned. The jack up rig was extensively damaged.

A second well, Anggur Utara-1 was drilled 1.25 kilometres to the north of Anggur-1 using a replacement rig. The well was designed to test shallow zones, one of which contained the gas which blew out. No significant hydrocarbons were encountered.

A third well, Anggur-2 was then drilled as a replacement for Anggur-1. The well experienced an uncontrolled flow at shallow depth, the rig was moved away from the well without damage or injuryand subsequently moved to drill Oyong-1 approximately 40 kilometres to the east.

Oyong-1 encountered a 110 metre gas column underlain by a 35-40 metre oil column in limestones of the Mundu Formation. The top of the hydrocarbon column was encountered at 813 metres (drill depth). The well was unable to reach its planned total depth of 2280 metres due to considerable mechanical difficulties resulting from high formation pressures. Oyong-1 was suspended after reaching a total depth of 1068 metres and the rig was moved 125 metres to the north to drill the Oyong-2 appraisal well.

Oyong-2 confirmed the gas and oil columns seen in Oyong-1 in the Mundu Formation, the top of which came in approximately 33 metres high to prediction. Subsequent to the end of the year, after considerable mechanical difficulty, the well reached a total depth of 1935 metres against a planned total depth of 2280 metres. The deeper Wonocolo and Ngrayong objectives were penetrated high to prediction. A 2 metre zone with oil shows but of poor reservoir quality was encountered between 1833-1835 metres.

Oyong-2 was suspended for potential future production and the Oyong-1 gas and oil zones were flow tested. The well flowed 1132 barrels of 41.9° API oil per day with 2.5 million cubic feet of associated gas per day through a 28/64 inch choke with a flowing tubing head pressure of 999 psi, from the 4 metre interval 927-931 metres.

The test of the gas zone flowed 12.4 million cubic feet of gas per day through a 48/64 inch choke with a flowing tubing head pressure of 1005 psi, from an 18 metre interval 855-873 metres. Oyong-1 was suspended for potential future production and the drilling rig moved to Anggur-3.



Oyong-1 Mundu reservoir SWC at 825 metres-*Globigerina* Grainstone

No exploration activity took place in the Tanjung Jabung PSC.

AUSTRALIA

In April 2001, the Yolla Joint Venture approved a pre-project sanction budget for the period April to November 2001 of A$9.2 million (Cue share A$1.3 million). This budget covers preliminary engineering and various onshore and offshore geological and topographic surveys. It also covers environmental and regulatory approval processes, as well as reservoir development planning. At year end activities covered by this budget were progressing as planned.

In October 2000, Cue farmed into ATP541P in the Cooper-Eromanga Basin of western Queensland, ahead of the drilling of two exploration wells, Cashmere-1 and Sable-1. Both wells were drilled in early 2001 and were plugged and abandoned without encountering any significant hydrocarbons.

SHAREHOLDERS' EQUITY & CAPITAL STRUCTURE

Total Shareholders' Equity as at 30 June 2001 was $30,271,779. At balance date Cue had share capital of $80,404,799.

The total number of shares on issue as at 30 June 2001 is 325,472,564.

Options and Other Rights of Conversion

(a) Options

As at 30 June 2001 the following options were outstanding:

Unlisted

200,000 (2000: 680,000) unlisted options to employees, over fully paid shares (pursuant to Share Option Plans as shown in note 26).

(b) Other Rights of Conversion

(i) Preference Share Issue

On 1 August 1996 a 6% preference share placement was made for US$1 million by Cue PNG Holdings Limited. The preference share will, subject to certain conditions, convert into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares between 1 July 1997 and 1 July 2001. The preference share was converted and the ordinary shares issued subsequent to the end of the year, bringing the total number of ordinary shares on issue to 333,943,755.

(ii) SE Gobe Project Loan

Pursuant to the Loan and Guarantee Agreement with Commonwealth Development Corporation (CDC) the Company has, inter alia, granted to CDC a conversion right whereby US$2.3 million may be converted into ordinary fully paid shares in Cue Energy at a price of A$0.20 cents at any time on or before 14 October 2001 at the then prevailing exchange rate subject to various adjustments.



ENVIRONMENTAL REGULATION AND PERFORMANCE

The Group holds participating interests in a number of exploration and production licences as detailed in Note 18 to the financial statements. The various authorities granting such licences require the licence holder to comply with the directions and terms of the grant of the licence.

There have been no significant known breaches of the Group's licence conditions.

FINANCIAL STATEMENTS

The financial statements for the year ended 30 June 2001 immediately follow this report on pages 20 to 45.

DIRECTORS' INTERESTS IN CONTRACTS

Since the date of the last report, pursuant to section 140(2) of the Companies Act 1993, the following directors have declared that they are to be regarded as having an interest in any contract that may be made with the entities listed below by virtue of their directorship or memberships of those entities:

- Corporate fees paid to Terrain Capital Ltd of which MD Tilley is a principal; $1,000.
- Corporate fees paid to L Musca & Co of which L Musca is a principal; $224,820.
- Legal fees paid to Quigg Partners of which DJ Quigg is a principal and JS Horner is an employee; $200,942.

No material contracts involving directors' interests were entered into after the end of the previous financial year or existed at the end of the financial year other than the transactions detailed in Note 25 to the financial statements.

AUDITORS

In accordance with the provisions of the Companies Act 1993 the Company's auditors, Spencer & Co, continue in office. It remains for members to authorise the directors to fix their remuneration at the annual general meeting.

INFORMATION ON DIRECTORS

Director	Qualifications and Experience	Special Responsibilities	Particulars of Directors' Interests in Shares of Cue Energy Resources Limited	Total Remuneration and Other Benefits $
R G Tweedie (55 years)	LL.B (appointed 16/07/2001) Director of Todd Petroleum Mining Company Limited	Chairman of Board of Directors Member of Remuneration and Nomination Committee	33,638,530*	None
E G Albers (57 years)	LL.B, FAICD (appointed 14/08/2001) Director of Octanex NL Director of Methanol Australia Limited	Non-Executive Director Chairman of Audit Committee	47,935,967^	None
K Hoolihan (49 years)	MSc (Hons) (appointed 16/07/2001)	Non Executive Director	33,150,000*	None
A M Knox (39 years)	B.Com, CA, CPA, FAICD (appointed 07/12/2000) Director of all Cue subsidiaries Director of Bambuu Limited	Executive Director Member of Audit Committee	1,410,000^	235,667
L Musca (58 years)	LL.B (appointed 17/11/1999) Barrister and Solicitor Director of Cue Energy Holdings Ltd	Non-Executive Director Chairman of Remuneration and Nomination Committee	10,886,217^	292,195#
M D Tilley (51 years)	BA, FCA FAICD (resigned 16/07/2001) Director of Terrain Capital Ltd	Non-Executive Director	-	78,937#
P Jermyn (54 years)	(not re-elected 30/11/2000) Director of Cable and Telecoms Limited	Non-Executive Director	7,345,323†	16,250
D J Quigg (45 years)	LL.B (appointed 12/04/01; resigned 16/07/01) Principal of Quigg Partners Solicitors	Non-Executive Director	20,000	200,942
J S Horner (26 years)	LL.B (appointed 12/04/01; resigned 16/07/01) Solicitor	Non-Executive Director	-	None

* Includes 18,150,000 shares held by Todd Petroleum Mining Company Limited and 15,000,000 shares held by Todd Tasman Oil Ltd, a wholly owned subsidiary of Todd Petroleum Mining Company Limited.

† Shares held by Palmcove Assets Pty Ltd, a wholly owned subsidiary of Cable and Telecoms Limited.

^ Includes shares held by Director related parties.

Includes payments to directors for services provided (refer note 25).

Certain Directors of the parent company are also directors of subsidiary companies. No shares in subsidiary companies are held by the directors and no remuneration or other benefits were paid or are due and payable by subsidiary companies.

RJ Coppin is a director of Cue Energy Holdings Ltd and holds 1,615,000 shares in the parent company and no shares in the subsidiaries. No remuneration or other benefits are paid by the subsidiaries.

INTERESTS REGISTER

Each company in the group is required to maintain an Interests Register in which the particulars of certain transactions and matters involving the directors must be recorded. The Interests Registers for the parent company and its subsidiaries are available for inspection at the head office of the parent company.

The matters to be recorded include:

- Directors remuneration and benefits.
- Transactions in which a director has an "interest".
- Shareholdings and dealings involving the directors of the company.
- Indemnity and insurances of directors, employees and auditors.

PARTICULARS OF DIRECTORS TRANSACTIONS IN SHARES OF THE PARENT COMPANY

Director	Number of Shares Acquired/ (Disposed)	Amount Paid/ (Received)	Date(s) of Transaction	Class of Share	Shares held at Balance Date
L Musca	10,000,000	A$0.050	28/06/2001	Ordinary	10,000,000
Leon Nominees Pty Ltd	33,333	A$0.050	17/07/2000	Ordinary	149,087
	25,000	A$0.047	04/07/2000	Ordinary	
	20,333	A$0.043	03/07/2000	Ordinary	
Portfolio Securities	487,130	A$0.039	27/03/2001	Ordinary	737,130
	250,000	A$0.039	12/04/2001	Ordinary	
AM Knox	-	-	-	Ordinary	Nil
Abacus Enterprises	1,000,000	A$0.050	28/06/2001	Ordinary	1,000,000
EG Gibbs	(100,000)	A$0.081	29/06/2001	Ordinary	410,000
	(100,000)	A$0.082	29/06/2001	Ordinary	
MD Tilley	-	-	-	Ordinary	-
Daviston Pty Ltd	(400,000)		20/06/2001	Ordinary	Nil
	65,000	A$0.036	08/02/2001	Ordinary	
	308,000	A$0.036	09/02/2001	Ordinary	
	27,000	A$0.036	12/02/2001	Ordinary	
Tilchan Pty Ltd	(584,000)		22/06/2001	Ordinary	Nil
	423,466	A$0.035	06/02/2001	Ordinary	
	160,543	A$0.035	12/02/2001	Ordinary	
MD & MT Tilley	(149,087)		25/06/2001	Ordinary	Nil
Super Fund	10,072	A$0.074	11/04/2000	Ordinary	50,220

DIRECTORS SAVINGS PLAN

The Directors Savings Plan was suspended effective 1 July 2000 until further notice.



EXECUTIVE REMUNERATION

Details of remuneration ranges for employees of the parent and the group receiving remuneration and benefits above $100,000 are:

Remuneration ranges of employees	Number of employees in each band			
	CONSOLIDATED		PARENT	
	2001	2000	2001	2000
$ 170,000 - $ 179,999	-	1	-	1
$ 270,000 - $ 279,999	-	1	-	1
$ 290,000 - $ 299,999**	-	1	-	1
$ 300,000 - $ 309,999	1	-	1	-

** Included in these payments were benefits associated with termination.

REMUNERATION OF AUDITORS

Amounts payable to the principal auditor for audit services are $37,500 and for other services, $52,063.

DIRECTORS' INSURANCE

In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium.

INFORMATION USED BY DIRECTORS

There were no notices from directors of the Group or Holding Company requesting to use Company information received in their capacity as directors which would not otherwise have been available to them.

EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to balance date the following events occurred :-

i) The Company divested its remaining interest in Australian Worldwide Exploration Limited (AWE).

ii) The Company announced that it had issued 8,471,191 new ordinary shares credited as fully paid in Cue Energy Resources Limited to the PNG Venture Fund Pty Ltd. The issue of these shares was made at a price of A$0.15 per share. On 1 August 1996, a 6% preference share placement was made for US$1 million by Cue PNG Holdings Limited as part of the project financing arrangements for SE Gobe. The preference share was, subject to certain conditions, to convert into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares. The issue has been made in satisfaction of the redemption of this preference share and brings the total number of ordinary shares on issue to 333,943,755.

iii) Mr Quigg and Mr Horner resigned as directors, as did Mr Michael Tilley, the Company's Chairman.

iv) Mr Richard Tweedie, Managing Director of Todd Energy Limited of New Zealand, Mr Kenneth Hoolihan, Exploration Manager of Todd Energy Limited and Mr E Geoffrey Albers, Chairman of Octanex NL and of Methanol Australia Limited, were appointed to the board.

v) The Company acquired a convertible note in Bambuu Ltd for $200,000 on commercial terms.

The directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operation of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

On behalf of the Board

R G Tweedie Director

A M Knox Director

25 September 2001

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2001

		CONSOLIDATED		PARENT	
		2001	2000	2001	2000
	NOTE	$	$	$	$
Continuing Activities					
Revenue	2	13,656,630	8,606,673	1,029,016	3,781,473
Operating profit/(loss) before taxation	2	2,472,153	(11,822,550)	397,513	(12,176,291)
Income tax	3	(541,389)	-	-	-
Operating profit/(loss) after income tax attributable to the group		1,930,764	(11,822,550)	397,513	(12,176,291)
Accumulated losses at beginning of year		(53,943,739)	(42,121,189)	(45,550,838)	(33,374,547)
Accumulated losses at end of year		(52,012,975)	(53,943,739)	(45,153,325)	(45,550,838)

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

STATEMENTS OF MOVEMENTS IN EQUITY FOR THE YEAR ENDED 30 JUNE 2001

	NOTE	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT 2001 $	PARENT 2000 $
Equity at beginning of the year		27,013,923	38,836,473	35,406,824	47,583,115
Surplus/(Loss) and Revaluations					
Net surplus/(loss) for the year		1,930,764	(11,822,550)	397,513	(12,176,291)
Total recognised revenues and expenses for the year		1,930,764	(11,822,550)	397,513	(12,176,291)
Other Movements					
Contribution from owners	4	1,327,092	-	1,327,092	-
Equity at end of the year		30,271,779	27,013,923	37,131,429	35,406,824

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

STATEMENTS OF FINANCIAL POSITION FOR THE YEAR ENDED 30 JUNE 2001

		CONSOLIDATED		PARENT	
	NOTE	2001 $	2000 $	2001 $	2000 $
Shareholders' Equity					
Share capital	4	80,404,799	79,077,707	80,404,799	79,077,707
Reserves	5	1,879,955	1,879,955	1,879,955	1,879,955
Accumulated losses		(52,012,975)	(53,943,739)	(45,153,325)	(45,550,838)
Total Shareholders' Equity		30,271,779	27,013,923	37,131,429	35,406,824
Current Assets					
Cash and bank balances	17(b)	5,014,450	11,005,220	5,014,450	11,005,220
Accounts receivable	6	4,406,079	2,355,835	18,839	69,675
Investments	8	694,317	-	-	-
Total Current Assets		10,114,846	13,361,055	5,033,289	11,074,895
Non Current Assets					
Accounts receivable	6	2,670,537	3,440,494	-	-
Property, plant and equipment	7	66,642	65,308	66,642	65,308
Investments	8	1,433,041	6,133,443	3,492,192	2,353,922
Advances to subsidiaries	11	-	-	31,105,305	24,292,656
Exploration and evaluation expenditure	12	16,956,602	9,126,981	-	-
Production properties	13	11,980,972	12,458,832	-	-
Total Non Current Assets		33,107,794	31,225,058	34,664,139	26,711,886
Total Assets		43,222,640	44,586,113	39,697,428	37,786,781
Current Liabilities					
Payables and accruals	14	2,717,774	7,105,382	526,754	337,888
Borrowings	15	7,562,550	2,236,293	-	-
Total Current Liabilities		10,280,324	9,341,675	526,754	337,888
Non Current Liabilities					
Payables and accruals	14	2,670,537	3,323,848	-	-
Borrowings	15	-	4,906,667	-	-
Advances from subsidiaries	11	-	-	2,039,245	2,042,069
Total Non Current Liabilities		2,670,537	8,230,515	2,039,245	2,042,069
Total Liabilities		12,950,861	17,572,190	2,565,999	2,379,957
Net Assets		30,271,779	27,013,923	37,131,429	35,406,824

On behalf of the Board

R G Tweedie
Director

A M Knox
Director

25 September 2001

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2001

	NOTE	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT 2001 $	PARENT 2000 $
Cash Flows from (to) Operating Activities					
Production income		11,474,848	7,094,579	-	-
Interest received		466,438	944,083	466,438	944,083
Dividends received		13	-	13	-
Litigation and Settlement costs		(272,244)	(4,354,041)	(272,244)	(4,354,041)
Foreign currency exchange gain / (loss)		557,874	(2,232,349)	(869,355)	(2,232,349)
Payments to employees and other suppliers		(4,799,487)	(3,684,064)	(2,132,445)	(3,718,025)
Income tax paid		(229,896)	-	-	-
Interest and finance costs		(545,886)	(1,931,574)	(13,940)	(10,879)
Net cash from (to) operating activities	17(a)	6,651,660	(4,163,366)	(2,821,533)	(9,371,211)
Cash Flows from (to) Investing Activities					
Sale of investments		5,785,309	-	1,045,824	-
Payment for investment		(2,723,000)	(5,949,445)	(2,328,117)	(1,600,000)
Payments for exploration expenditure		(10,419,842)	(2,393,083)	-	-
Proceeds on disposal of office equipment		18,413	-	18,413	-
Payment for office equipment		(41,977)	-	(41,977)	-
Payments for production property		(5,839,270)	(1,733,616)	-	-
Loans received from/(repaid to) subsidiaries		-	-	(2,824)	(740,605)
Loan (provided to)/repaid by subsidiaries		-	-	(3,307,011)	(4,544,812)
Net cash from (to) investing activities		(13,220,367)	(10,076,144)	(4,615,692)	(6,885,417)
Cash Flows from (to) Financing Activities					
Issue of share capital		1,327,092	-	1,327,092	-
Repayment of borrowings		(868,518)	(2,017,118)	-	-
Deposited funds for project loan repayment		(1,849,364)	-	(1,849,364)	-
Net cash from financing activities		(1,390,790)	(2,017,118)	(522,272)	-
Net Increase (Decrease) in Cash Held		(7,959,497)	(16,256,628)	(7,959,497)	(16,256,628)
Opening Cash Brought Forward		10,888,830	24,913,109	10,888,830	24,913,109
Effect of exchange rate change on foreign currency balances held at the beginning of the year		119,364	2,232,349	119,364	2,232,349
Ending Cash Carried Forward	17(b)	3,048,697	10,888,830	3,048,697	10,888,830

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

1 Statement of Accounting policies

The financial statements presented here are for the reporting entity Cue Energy Resources Limited ("Cue Energy") and the consolidated financial statements of the group comprising Cue Energy Resources Limited and its subsidiaries, joint ventures and associated entity ("the Group").

The financial statements have been prepared in accordance with the requirements of the Companies Act 1993 and the Financial Reporting Act 1993. The reporting entity and the group are issuers under the Financial Reporting Act 1993.

The financial statements have been prepared on the basis of historical cost, as modified by the revaluation of certain items for which specific accounting policies are identified.

Going Concern

The financial report has been prepared on the going concern basis which assumes the realisation of assets and extinguishment of liabilities in the ordinary course of business at the amounts stated in the financial statements.

The Constitution of the Company provides for the issue of shares by directors. The Listing Rules of the NZSE provide for the issue of a certain number of shares, and for pro-rata issues to shareholders; without shareholder approval, and for further issues of shares with shareholder approval.

The directors will raise additional capital by the issue of shares as and when required.

At the date of this financial report the Company proposes to seek shareholder approval for approximately $5 million in equity raising by a pro-rata non-renounceable rights issue to shareholders in conjunction with the right to make a placement of up to 50 million ordinary shares.

Directors are also negotiating with the existing project financier to the Company to amend the repayment date and terms of the finance facility of US$2.3 million which falls due on 14 October 2001.

Principles of Consolidation

The consolidated financial statements are prepared, using the purchase method, from the audited accounts as at 30 June 2001 for the parent company and its subsidiaries.

All significant transactions between the Group companies have been eliminated on consolidation.

The results of subsidiaries acquired during the year are included in the consolidated statements of financial performance from the date of acquisition.

Asset Impairment

Annually the directors assess the carrying values of each asset. Where the estimated recoverable amount is less than its carrying amount the asset is written down. The impairment loss is recognised in the statement of financial performance.

Equity Accounting of Associated Companies

Where material, associated companies are equity accounted and investments in associated companies are shown at cost, plus the share of movement in net assets since acquisition. Associated companies are those in which the Group holds a substantial interest in the equity and over which the Group exercises significant influence.

Exploration and Evaluation Project Expenditure

Costs incurred during the exploration, evaluation and development stages of specific areas of interest are accumulated. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Expenditure is only carried forward as an asset where it is expected to be fully recouped through the successful development of the area, or where activities to date have not yet reached a stage to allow adequate assessment regarding existence of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

Where exploration and evaluation and/or acquisition costs have been incurred more than 5 years before the current year end balance date, and provided that no final decision to develop a project has been taken at that time, then such exploration and acquisition costs shall be written off at the fifth anniversary year end of the year in which the costs were incurred.

Costs are written off as soon as an area has been abandoned or considered to be non-commercial.

No amortisation is provided in respect of projects in the exploration, evaluation and development stages until they are reclassified as production properties.

Restoration costs recognised in respect of areas of interest in the exploration and evaluation stage are carried forward as exploration, evaluation and development expenditure.

Production Properties

Production properties represent the accumulation of all exploration, evaluation, development and acquisition costs in relation to areas of interest in which production licences have been granted.

Restoration costs recognised in areas of interest after the commencement of production are charged to the statement of financial performance.

Amortisation of costs is provided on the unit-of-production basis, separate calculations being made for each resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of economically recoverable reserves (comprising both proven and probable reserves).

Amounts (including subsidies) received during the exploration, evaluation, development or construction phases which are in the nature of reimbursement or recoupment of previously incurred costs are offset against such costs.

Property, Plant and Equipment

All property, plant and equipment are initially recorded at cost. Depreciation is calculated on a diminishing value basis so as to allocate the cost of each item of equipment over its expected economic life. The economic life of equipment has due regard to physical life limitations and to present assessments of economic recovery and varies from 3 to 5 years. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items. Gains and losses on disposal of property, plant and equipment are taken into account in determining the operating results for the year.

Cash

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

Employee Entitlements

The amounts expected to be paid to employees for their salaries and wages, pro-rata entitlement to long service and annual leave are recognised when they accrue to employees at current pay rates.

Joint Ventures

Interests in unincorporated joint ventures are brought to account by proportionate consolidation which involves including the following amounts:

- the Group's interest in each of the individual assets employed in the joint venture;
- liabilities incurred by the Group in relation to the joint venture and the Group's share of any liabilities for which it is jointly and/or severally liable; and
- the Group's share of expenses incurred in relation to the joint venture.

Details of major joint venture interests are set out in Note 18.

Taxation

The tax expense recognised for the year is based on the accounting surplus, adjusted for permanent differences between accounting and tax rules.

The impact of all timing differences between accounting and taxable income is recognised as a deferred tax liability or asset. This is the comprehensive basis for the calculation of deferred tax under the liability method.

A deferred tax asset, or the effect of losses carried forward that exceed the deferred tax liability, is recognised in the financial statements only where there is virtual certainty that the benefit of the timing differences, or losses, will be utilised.

Goods and Services Tax (GST)

The Statement of Financial Performance and Statement of Cash Flows have been prepared so that all components are stated exclusive of GST.

Investments

Investments in subsidiaries and other companies are recorded at the lower of cost and Directors' valuation calculated on an individual basis. Where in the opinion of the directors there has been a permanent diminution in the value of investments, this has been recognised in the current period. Advances to subsidiaries and other companies are recorded at estimated realisable value.

Unearned Income

Unearned income represents an entitlement to a reimbursement of revenue arising from a redetermination of participants share of oil and gas reserves in the SE Gobe Unit.

Foreign Currencies

Assets and liabilities expressed in foreign currencies are converted to New Zealand dollars at the rate of exchange ruling at balance date. Profits and losses on exchange, both realised and unrealised, are recognised in the period in which they occur by way of a credit or charge in the Statement of Financial Performance.

Assets and liabilities of overseas subsidiaries are translated at exchange rates existing at balance date and the exchange gain/loss arising on translation is reflected in the Statement of Financial Performance. The activities of the subsidiaries are an integral part of the operations of the Company.

Financial Instruments

Financial instruments carried on the Statement of Financial Position include cash and bank balances, receivables, investments, payables and borrowings. These instruments are, generally, carried at their estimated fair value. For example, receivables are carried net of the estimated doubtful receivables. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Full disclosure of information about financial instruments to which the Group is a party is provided in Note 21.

Changes in Accounting Policies

There have been no changes in accounting policies.

2 Operating revenue and Expenses

	CONSOLIDATED		PARENT	
	2001 $	2000 $	2001 $	2000 $
Operating Revenue				
Continuing activities				
Investment income	1,372,627	27,173	757,045	27,173
Operating fees	-	-	607,600	599,200
Production income	12,044,841	7,310,834	-	-
Interest	405,922	927,332	405,922	927,332
Interest - Director related entity	8,440	-	8,440	-
Net foreign currency gains/(losses)*	(175,200)	245,978	(749,991)	2,227,768
	13,656,630	8,511,317	1,029,016	3,781,473
Discontinued activities	-	95,356	-	-
Total Operating Revenue	13,656,630	8,606,673	1,029,016	3,781,473
Operating Expenses				
Continuing activities				
Audit fees paid to principal auditor	37,500	28,000	37,500	28,000
Audit fees paid to other auditors	-	-	-	-
Fees paid for other services provided by principal auditor	52,063	-	52,063	-
Directors remuneration (including amounts paid for services rendered by directors)	416,974	377,308	416,974	377,308
Interest and finance costs	1,016,257	880,937	-	-
Interest - Director related entity	14,869	-	14,869	-
Depreciation	17,742	44,805	17,742	44,805
Loss on disposal of property, plant and equipment	4,488	-	4,488	-
Amortisation production properties	2,372,000	4,829,396	-	-
Unusual Items				
Exploration and project expenditure written off	1,035,708	5,105,615	-	198,872
Litigation and Settlement costs	563,921	4,354,041	563,921	4,354,041
Provision / (write back) for non-recovery of advances to subsidiaries	-	-	(3,400,000)	6,877,276
Write down the carrying value of investments	2,316,414	35,862	2,316,414	2,251,208
Write back provision for diminution of investment	-	-	(1,415,346)	-

*The variance between consolidated and parent balances is primarily due to exchange fluctuations on intercompany balances.

3 Taxation

	CONSOLIDATED		PARENT	
	2001 $	2000 $	2001 $	2000 $
Surplus/(Loss) before taxation	2,472,153	(11,822,550)	397,513	(12,176,292)
Income tax at current rate 33 cents (2000: 33 cents)	815,810	(3,901,442)	131,179	(4,018,176)
Tax effect of:				
higher overseas tax rate	(24,722)	(354,676)	(3,975)	(365,289)
expenditure not deductible for tax	(2,211,717)	4,008,169	410,004	4,889,905
losses (recouped)/carry forward	1,962,018	247,949	(537,208)	(506,440)
Taxation expense	541,389	-	-	-
Unrecorded benefit of tax losses carried forward	13,653,148	10,596,654	1,199,587	1,740,771

a) The taxation loss carried forward at 30 June 2001 is available to various companies within the Group and should be no less than $13,653,148. The benefit is conditional on the Group continuing to meet the various requirements of New Zealand, Australian, Indonesia and Papua New Guinea tax legislation.

(b) Available tax losses brought forward from 2000 have been adjusted for 2000 taxation returns.

4 Share Capital

(a) Issued and paid up 325,472,564 (2000:297,272,564) ordinary fully paid shares of no par value	80,404,799	79,077,707	80,404,799	79,077,707

(b) Movements in Share Capital

On 2 April 2001, the Company made a placement of 28.2 million shares at an issue price of A$0.04 per share to a new investor. Costs of the issue were $70,500

(c) Options

As at 30 June 2001 the following unlisted options were outstanding:

Share Option Plans:

200,000 (2000: 680,000) unlisted options to employees, over fully paid shares (pursuant to Share Option Plans as shown in note 26). Options are exercisable as follows:

	No. of Options	Exercise Price (cents A$)	Expiry Date
Staff Members	200,000	23	12/02/02

Existing options issued pursuant to an Employee Share Option Incentive Plan are exercisable at a fixed price per share over a period of five years to a maximum of 20% for each year of service. The options expire on the termination of the employees' service or after the five year period.

During the year no options were exercised and 23,000,000 options granted in conjunction with the settlement of litigation, lapsed.

(d) Other Rights of Conversion

(i) Preference Share Issue

On 1 August 1996 a 6% preference share placement was made for US$1 million by Cue PNG Holdings Limited. The preference share will, subject to certain conditions, convert into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares between 1 July 1997 and 1 July 2001. The preference share was converted and the ordinary shares issued subsequent to the end of the year.

(ii) SE Gobe Project Loan

Pursuant to the Loan and Guarantee Agreement with Commonwealth Development Corporation (CDC) the Company has, inter alia, granted to CDC a conversion right whereby US$2.3 million may be converted into ordinary fully paid shares in Cue Energy at a price of A$0.20 cents at any time on or before 14 October 2001 at the then prevailing exchange rate subject to various adjustments.

5 **Movements in Reserves**

	CONSOLIDATED		PARENT	
	2001 $	2000 $	2001 $	2000 $
(a) Share Option Reserve				
Balance 30 June 2001	965,340	965,340	965,340	965,340
(b) Forfeited Share Premium Reserve				
Balance 30 June 2001	400,818	400,818	400,818	400,818
(c) Share Premium Reserve				
Balance 30 June 2001	513,797	513,797	513,797	513,797
Total Reserves	1,879,955	1,879,955	1,879,955	1,879,955

6 **Accounts Receivable**

Current				
Trade debtors and other debtors	2,787,574	713,904	18,839	69,675
Unearned income	1,618,505	1,641,931	-	-
	4,406,079	2,355,835	18,839	69,675
Non Current				
Mountains West Payback	-	116,646	-	-
Unearned income	2,670,537	3,323,848	-	-
	2,670,537	3,440,494	-	-

The directors consider the carrying value of receivables reflect their fair values.

7 **Property, Plant and Equipment**

Plant and equipment				
Cost	199,233	245,096	199,233	245,096
Accumulated depreciation	(132,591)	(179,788)	(132,591)	(179,788)
	66,642	65,308	66,642	65,308

8 **Investments**

Current				
Shares in other companies (refer note 9)	694,317	-	-	-
Non Current				
Shares in other companies (refer note 9)	1,433,041	6,133,443	1,433,038	1,710,114
Shares in subsidiaries (refer note 10)	-	-	2,059,154	643,808
	1,433,041	6,133,443	3,492,192	2,353,922

9 Shares in Other Companies

	CONSOLIDATED		PARENT	
	2001 $	2000 $	2001 $	2000 $
At directors' valuation				
Listed on a stock exchange				
Cost	4,389,436	6,088,230	3,695,116	1,664,901
Less provision for diminution in value	(2,352,276)	(35,862)	(2,352,276)	(35,862)
	2,037,160	6,052,368	1,342,840	1,629,039
Unlisted				
Cost	346,474	337,351	346,474	337,351
Less provision for diminution in value	(256,276)	(256,276)	(256,276)	(256,276)
	90,198	81,075	90,198	81,075
	2,127,358	6,133,443	1,433,038	1,710,114
Fair and market value of listed shares are based on quoted prices at balance date.*	2,328,188	5,288,078	1,566,163	1,633,318

*Includes $9,120 (2000: $1,609,120) for investments in companies not quoted at 30 June 2001.

10 Shares in Subsidiaries and Associate at Balance Date

	PARENT				
	2001 $	2000 $	Interest Held	Country of Incorporation	Principal Activity
Cue PNG Oil Company Pty Ltd	1	1	100%	Australia	Petroleum production and exploration
Cue PNG Holdings Limited	2	2	100%	Papua New Guinea	Finance
Cue Energy Holdings Ltd	1	1	100%	Australia	Administration
Cue Energy Indonesia Pty Ltd	1	1	100%	Australia	Petroleum production and exploration
Tanjung Jabung Pty Ltd	2	2	100%	Australia	Petroleum exploration
Cue Sampang Pty Ltd	1	1	100%	Australia	Petroleum exploration
Kerema Oil Company Pty Ltd	1	1	100%	Australia	Petroleum exploration
Petro PNG Pty Ltd	1	1	100%	Australia	Petroleum exploration
Toro Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Omati Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Galveston Mining Corporation Pty. Ltd.	1,415,346	1,415,346	100%	Australia	Petroleum exploration
Less provision for diminution in value	-	(1,415,346)			
	1,415,346	-			
Cue Exploration Pty Ltd	2,121,985	2,121,985	100%	Australia	Petroleum exploration
Less provision for diminution in value	(1,478,190)	(1,478,190)			
	643,795	643,795			
	2,059,154	643,808			
Associate Company					
Eureka Resources NL	82,607	82,607	50%	Australia	Mineral exploration
Less provision for diminution in value	(82,607)	(82,607)			
	-	-			

All companies in the Group have a 30 June balance date.

Equity accounting for the associate company has not been applied as the amounts involved are immaterial.

11 Advances To/From Subsidiaries

	CONSOLIDATED		PARENT	
	2001 $	2000 $	2001 $	2000 $
Advances to subsidiaries	-	-	56,909,166	52,994,555
Less provision for non recovery	-	-	(25,803,861)	(28,701,899)
	-	-	31,105,305	24,292,656
Advances from subsidiaries	-	-	2,039,245	2,042,069

The directors consider the carrying amount of advances to and from subsidiaries reflect their fair values.

12 Exploration and Evaluation Expendicture

Capitalised expenditure on petroleum licences 1 July 2000	9,126,981	11,549,876	-	-
Expenditure incurred during the year (1)	8,865,329	2,393,083	-	-
Recovery of expenditure incurred	-	-	-	-
Expenditure written off during the year	(1,035,708)	(4,815,978)	-	-
Balance 30 June 2001	16,956,602	9,126,981	-	-
Accumulated costs incurred on current areas of interest net of amounts written off				
Project				
Yolla T/RL1	4,459,463	4,330,096	-	-
Tanjung Jabung PSC	-	-	-	-
Sampang PSC	8,296,263	1,583,391	-	-
PNG PPL 189	616,876	570,602	-	-
PNG PPL 190	1,270,886	1,167,669	-	-
PNG PDL 3 (non unitized)	220,286	199,483	-	-
PNG PPL 194	1,024,442	251,319	-	-
PNG PPL 193	1,022,351	967,052	-	-
Carnarvon Basin EP363	46,035	57,369	-	-
Cooper - Eromanga Basin ATP541P	-	-	-	-
Net accumulated exploration and evaluation expenditure	16,956,602	9,126,981	-	-

(1) Expenditure incurred is net of insurance recoveries relating to the blow out of Anggur-1 well in the Sampang PSC.

13 Production Properties

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT 2001 $	PARENT 2000 $
Production interest 1 July 2000	12,458,832	11,318,851	-	-
Expenditure incurred during the year	1,894,140	5,969,377	-	-
Amortisation	(2,372,000)	(4,829,396)	-	-
Balance 30 June 2001	11,980,972	12,458,832	-	-
Net accumulated costs incurred on areas of interest				
Project				
- PNG PDL 3 (unitized)	11,980,972	12,458,832	-	-

14 Payables and Accruals

Current				
Trade	829,663	432,406	257,148	206,093
Directors and director related entities	129,177	25,600	129,177	25,600
SE Gobe Redetermination payment	-	4,899,250	-	-
Unearned Income	1,618,505	1,641,931	-	-
Employee entitlements	140,429	106,195	140,429	106,195
	2,717,774	7,105,382	526,754	337,888
Non Current				
Unearned Income	2,670,537	3,323,848	-	-
Employee entitlements	-	-	-	-
	2,670,537	3,323,848	-	-

The directors consider the carrying amount of payables reflect their fair values.

15 Borrowings

Current Loan (i)	1,489,626	1,489,626	-	-
Current Loans (secured) (ii)	6,072,924	746,667	-	-
	7,562,550	2,236,293	-	-
Non Current Loans (secured) (ii)	-	4,906,667	-	-

The directors consider the carrying amounts of borrowings at balance date reflect their fair values.

(i) On 1 August 1996 a 6% preference share placement was made for US$1 million by Cue PNG Holdings Limited. The preference share will, subject to certain conditions, convert into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares between 1 July 1997 and 1 July 2001. The preference share was converted and the ordinary shares issued subsequent to the end of the year (refer Note 19(ii).

(ii) To facilitate the development of the SE Gobe Oil Field, project finance has been provided to a subsidiary, Cue PNG Oil Company Pty Ltd by the Commonwealth Development Corporation of US$7 million in two tranches of US$2.3 million and US$4.7 million; and Rothschild (Australia) Ltd (RAL) US$1 million. Only US$5.1m of the loan was drawn down.

During the year repayments of US$350,000 were made.

Pursuant to the Loan and Guarantee Agreement with Commonwealth Development Corporation (CDC) the Company has, inter alia, granted to CDC a conversion right whereby US$2.3 million may be converted into ordinary fully paid shares in Cue Energy at a price of A$0.20 cents at any time on or before 14 October 2001 at the then prevailing exchange rate subject to various adjustments.

Security provided consists of a fixed and floating charge over the assets of Cue PNG Oil Company Pty Ltd and Cue Energy Resources Limited, a guarantee by Cue Energy Resources Limited and a mortgage over the issued ordinary shares of Cue PNG Oil Company Pty Ltd and Cue PNG Holdings Limited.

(iii) The average cost of borrowings was approximately 6.4% per annum (2000: 7.6%)

16 DIRECTORS REMUNERATION

Details of remuneration ranges for directors of the parent and the group are :

Remuneration ranges of directors	Number of directors in each band			
	CONSOLIDATED		PARENT	
	2001 $	2000 $	2001 $	2000 $
$0 - $9,999	-	1	-	1
$10,000 - $19,999	1	1	1	1
$20,000 - $29,999	-	2	-	2
$40,000 - $49,999	-	1	-	1
$60,000 - $69,999	-	2	-	2
$70,000 - $79,999	1	-	1	-
$130,000 - $139,999	-	1	-	1
$170,000 - $179,999	-	1	-	-
$230,000 - $239,999	1	-	1	-
$290,000 - $299,999	1	-	1	-
$270,000 - $279,999	-	1	-	-
$300,000 - $309,999	1	-	-	-

17 Note to Statement of Cash Flows

	CONSOLIDATED 2001 $	CONSOLIDATED 2000 $	PARENT 2001 $	PARENT 2000 $
a) Reconciliation of loss after taxation with cash flow (to) from operating activities:				
Net profit/(loss) after taxation	1,930,764	(11,822,550)	397,513	(12,176,291)
Changes in working capital items				
Decrease/(increase) in accounts receivable	(519,157)	(190,070)	50,836	26,185
(Increase) in subsidiary advance	-	-	(607,600)	-
Increase/(decrease) in accounts payable	500,824	(645,641)	154,633	(674,917)
Increase in CDC borrowing	1,288,108	-	-	-
Decrease in Mountains West receivable	116,646	56,935	-	-
Decrease/(increase) in Redetermination payable	(954,120)	954,120	-	-
Non-cash items				
Depreciation	17,742	44,805	17,742	44,805
Amortisation	2,372,000	4,829,396	-	-
Employee entitlements	34,234	(9,852)	34,234	(9,852)
Net gain/(loss) on foreign currency conversion	(119,364)	(2,232,349)	(119,364)	(2,232,349)
Exploration expenditure written off	1,035,708	4,815,978	-	-
Write down/(up) value of investments	2,316,414	35,862	901,068	2,251,208
Provision for non recovery of advances to subsidiaries	-	-	(2,898,038)	3,400,000
Changes in investment item activities				
Loss on disposal of property, plant and equipment	4,488	-	4,488	-
Profit on disposal of investments	(1,372,627)	-	(757,045)	-
Net cash (to) from operating activities	6,651,660	(4,163,366)	(2,821,533)	(9,371,211)
b) Cash comprises cash balances held within New Zealand and overseas:				
New Zealand	87,497	83,043	87,497	83,043
Australia	4,878,955	10,862,593	4,878,955	10,862,593
Papua New Guinea	47,998	59,584	47,998	59,584
Cash and bank balances	5,014,450	11,005,220	5,014,450	11,005,220
Project loan repayment funds reserved	(1,849,364)	-	(1,849,364)	-
Performance bond not on demand	(75,000)	(75,000)	(75,000)	(75,000)
Bank deposit supporting guarantee not on demand	(41,389)	(41,390)	(41,389)	(41,390)
Statement of Cash Flows cash balance	**3,048,697**	**10,888,830**	**3,048,697**	**10,888,830**

18 Interest in Joint Ventures

PROPERTY	OPERATOR	CUE INTEREST (%)	GROSS AREA (KM²)	NET AREA (KM²)	PERMIT EXPIRY DATE
Petroleum Exploration Properties					
Bass Basin - Tasmania					
T/RL1	Origin Energy Resources Ltd	14.000	589	82.5	04/12/2001
Carnarvon Basin – Western Australia					
EP363	Apache Northwest Pty Ltd	10.000 option	319	31.9	11/08/2002
Cooper Eromanga Basin - Queensland					
ATP541P	Tamark Pty Ltd*	25.000	2244	561.0	31/10/2001
Papua New Guinea					
PPL 189	Barracuda Pty Ltd	14.894	1949	275.6	17/02/2003
PPL 190	Barracuda Pty Ltd	10.947	1866	196.6	17/02/2003
PPL 193	Oil Search Ltd	7.500	5933	445.0	17/02/2003
PPL 194	Toro Oil Pty Ltd	100.000	6031	6031.0	26/11/2004
Sumatra - Indonesia					
Tanjung Jabung PSC	Wirabuana Petrolindo Ltd / Tanjung Jabung Pty Ltd	76.000	8350	6346.0	14/05/2027
Madura - Indonesia					
Sampang PSC	Santos (Sampang) Pty Ltd	15.000	2677	401.6	04/12/2027
Petroleum Production and Exploration Properties					
Papua New Guinea					
PDL 3	Barracuda Pty Ltd ‡	5.568892	85	4.7	23/12/2021

* Licence not being renewed

‡ The Group's interest in this property increased slightly due to a default by Mountains West Exploration Inc.

	CONSOLIDATED		PARENT	
	2001 $	2000 $	2001 $	2000 $
The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:				
Exploration and Evaluation Expenditure (Refer Note 12)				
Capitalised expenditure on petroleum licences*	16,956,602	9,126,981	-	-

* Technically proven reserves have been established for T/RL1 and the project is advancing toward the development stage.

Production Properties (Refer Note 13)				
Capitalised expenditure on production licences	11,980,972	12,458,832	-	-

19 Events Subsequent to Balance Date

Subsequent to Balance Date the following events occurred :-

i) The Company and Group divested its remaining interest in Australian Worldwide Exploration Limited (AWE).

ii) The Company announced that it had issued 8,471,191 new ordinary shares credited as fully paid in Cue Energy Resources Limited to the PNG Venture Fund Pty Ltd. The issue of these shares was made at a price of A$0.15 per share. On 1 August 1996, a 6% preference share placement was made for US$1 million by Cue PNG Holdings Limited as part of the project financing arrangements for SE Gobe. The preference share was, subject to certain conditions, to convert into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares. The issue has been made in satisfaction of the redemption of this preference share and brings the total number of ordinary shares on issue to 333,943,755.

iii) Mr Quigg and Mr Horner resigned as directors, as did Mr Michael Tilley, the Company's Chairman

iv) Mr Richard Tweedie, Managing Director of Todd Energy Limited of New Zealand, Mr Kenneth Hoolihan, Exploration Manager of Todd Energy Limited and Mr E Geoffrey Albers of Methanol Australia Limited, were appointed to the board.

v) The Company acquired a convertible note in Bambuu Ltd for $200,000 on commercial terms.

The financial effects of each of the abovementioned events has not been recognised in the financial statements.

20 Capital Commitments - Exploration Activities

In order to maintain current rights of tenure to petroleum exploration tenements, the Group has discretionary exploration expenditure requirements up until expiry of the primary term of the tenements. These requirements, which are subject to renegotiation and are not provided for in the financial statements, are payable as follows:

	CONSOLIDATED		PARENT	
	2001 $	2000 $	2001 $	2000 $
Not later than one year	9,289,000	6,272,000	-	-
Later than one year but not later than 2 years	-	8,800,000	-	-
Later than 2 years but not later than 5 years	-	-	-	-
Later than 5 years	-	-	-	-
	9,289,000	15,072,000	-	-

If the economic entity decides to relinquish certain tenements and/or does not meet these obligations, assets recognised in the balance sheet may require review in order to determine the appropriateness of carrying values. The sale, transfer or farm-out of exploration rights to third parties could potentially reduce or extinguish these obligations.

All commitments relate to joint venture projects.

21 Financial Instruments

The Group is subject to a number of financial risks which arise as a result of its exploration and production and borrowing activities.

To manage and limit the effects of financial risks the board of directors has approved the use of various financial instruments. The policies approved and financial instruments being utilised at balance date are outlined below.

(a) Credit Risk

Financial assets which potentially subject the group and parent company to concentrations of credit risk consist principally of cash and receivables. The parent company and group's cash equivalents are placed with high credit quality financial institutions. Trade receivables are presented net of any allowance for estimated doubtful receivables. Accordingly the directors believe the group has no significant concentration of credit risk.

(b) Interest Rate Risk

Interest rate risk is confined to movements in interest rates for funds on deposit with financial institutions. Group borrowings are at rates of interest fixed for the periods of the respective borrowings.

(c) Foreign Exchange Risk

The Group is subject to foreign exchange rate risk on its international exploration and appraisal activities where costs are incurred in foreign currencies, in particular United States Dollars and Australian Dollars.

The board approved the policy of holding funds in both United States and Australian Dollars respectively to manage foreign exchange risk.

(d) Commodity Price Risk

The Group is involved in oil and gas exploration and appraisal and since April 1998 has received revenue from the sale of hydrocarbons. Exposure to commodity price risk is therefore limited to this production and from successful exploration and appraisal activities which at this stage cannot be measured. Hedging arrangements were in place for 10,000 bbls per month to 31 December 2000. No further hedging arrangements have been made.

(e) Fair Values

The carrying amount of cash and bank overdraft balances reflect their fair values.

Information on the fair values of all other financial instruments recognised in the financial statements is included in the relevant notes to the financial statements.

	CONSOLIDATED		PARENT	
	2001 $	2000 $	2001 $	2000 $
Financial Assets and Liabilities				
Cash and bank balances	5,014,450	11,005,220	5,014,450	11,005,220
Accounts receivable	7,076,616	5,796,329	18,839	69,675
Investments	2,409,266	6,198,751	3,706,395	2,419,230
Advances to subsidiaries	-	-	31,105,305	24,292,656
Borrowings	(7,562,550)	(7,142,960)	-	-
Accounts payable	(5,388,311)	(10,429,230)	(526,754)	(337,888)
Advances from subsidiaries	-	-	(2,039,245)	(2,042,069)
	1,549,471	5,428,110	37,278,990	35,406,824

The fair value of recognised financial instruments equates to the net carrying amount shown above.

22 Earnings Per Share

	2001	2000
Basic earnings per share (cents per share)	0.63	(4.03)
Weighted average number of ordinary shares outstanding during the year (adjusted for ordinary shares issued during the year) used in the calculation of basic earnings per share	304,225,989	293,643,143

Information Concerning the Classification of Securities

(a) All outstanding Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. However diluted earnings per share are not materially different from basic earnings per share and have not been disclosed. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 4(c).

(b) Since the end of the financial year there have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these financial statements except for shares issued disclosed in Note 19(ii).

23 Financial Reporting by Segments

Geographic Segments

2001

	INDONESIA $	PNG $	NZ $	AUSTRALIA $	USA $	TOTAL $
Revenue						
Segment	-	12,044,841	6,889	2,212,500	-	14,264,230
Intersegment	-	-	-	(607,600)	-	(607,600)
Consolidated	-	12,044,841	6,889	1,604,900	-	13,656,630
Earnings						
Segment	-	5,694,815	6,889	145,103	-	5,846,807
Unusual items	-	(1,035,708)	-	(2,880,335)	-	(3,916,043)
Consolidated	-	4,659,107	6,889	(2,735,232)	-	1,930,764
Assets	8,296,263	21,733,111	161,998	13,031,268	-	43,222,640

2000

	INDONESIA $	PNG $	NZ $	AUSTRALIA $	USA $	TOTAL $
Revenue						
Segment	-	7,562,024	3,951	1,517,369	122,529	9,205,873
Intersegment	-	-	-	(599,200)	-	(599,200)
Consolidated	-	7,562,024	3,951	918,169	122,529	8,606,673
Earnings						
Segment	-	(1,346,503)	3,951	(1,107,009)	122,529	(2,327,032)
Unusual items	-	(3,697,845)	-	(5,797,673)	-	(9,495,518)
Consolidated	-	(5,044,348)	3,951	(6,904,682)	122,529	(11,822,550)
Assets	1,583,391	20,341,611	83,043	22,578,068	-	44,586,113

Industry Segments

2001

	OIL AND GAS EXPLORATION AND PRODUCTION $	INVESTMENT $	UNALLOCATED AND OTHER $	TOTAL $
Revenue				
Segment	12,044,841	1,372,627	846,762	14,264,230
Intersegment	-	-	(607,600)	(607,600)
Consolidated	12,044,841	1,372,627	239,162	13,656,630
Earnings				
Segment	5,694,815	1,372,627	(1,220,635)	5,846,807
Unusual items	(1,035,708)	-	(2,880,335)	(3,916,043)
Consolidated	4,659,107	1,372,627	(4,100,970)	1,930,764
Assets	28,937,574	2,127,356	12,157,710	43,222,640

2000

	OIL AND GAS EXPLORATION AND PRODUCTION $	INVESTMENT $	UNALLOCATED AND OTHER $	TOTAL $
Revenue				
Segment	7,310,834	27,173	1,867,866	9,205,873
Intersegment	-	-	(599,200)	(599,200)
Consolidated	7,310,834	27,173	1,268,666	8,606,673
Earnings				
Segment	(1,251,146)	27,173	(1,103,059)	(2,327,032)
Unusual items	(9,459,656)	(35,862)	-	(9,495,518)
Consolidated	(10,710,802)	(8,689)	(1,103,059)	(11,822,550)
Assets	27,312,467	6,133,443	11,140,203	44,586,113

The Group operates predominantly in oil and gas production and exploration, and in investing activities.

24 Contingment Gains and Losses

The following amounts have not been recognised in the financial statements because of the uncertainty associated with their outcomes.

Contingent Losses

(a) In November 1991 the subsidiary Galveston Mining Corporation Pty. Ltd. increased its interest in the Retention Lease T/RL1 from 6.83% to 14%. Part of the consideration for the acquisition is deferred as follows:

(i) A$140,000 (NZ$175,000) is due within thirty days from the date on which the Company becomes unconditionally obligated to develop gas from the Retention Lease to a delivery point in Tasmania;

(ii) an amount equal to 16.5% of the operating profits from the 7.17% interest acquired, up to a maximum of A$840,000 (NZ$1,050,000).

(b) Cash and bank balances includes an amount of $75,000 which is subject to a charge in support of an irrevocable guarantee in the amount of $75,000 given by the Company to the New Zealand Stock Exchange and $41,389 (Kina 50,000) which supports a guarantee in favour of the government of Papua New Guinea in respect of an exploration licence.

(c) The Company denies any commitment to perform minimum exploration work with respect to Tanjung Jabung PSC following the inability of the joint venturers to gain access to a large part of the PSC area in order to undertake seismic and drilling operations in geologically significant parts of the PSC. The Company is of the opinion, and has made appropriate representations to Pertamina to the effect that it is no longer obliged to perform the terms of the PSC as a result of this inability. Furthermore, the Company expects to assign its interest in the concession to its joint venturer or to a third party and thus, by doing so, avoid any obligation. In the event that it does not assign its interest, it will surrender the PSC to Pertamina with a denial of liability.

(d) The parent entity and certain subsidiaries have guaranteed and indemnified third party financiers for facilities of up to $10,539,215 in aggregate (2000: $9,920,000). Amount drawn at 30 June 2001, $5,637,255 (2000: $7,786,767).

Security provided consists of a fixed and floating charge over the assets of Cue PNG Oil Company Pty Ltd and Cue Energy, a guarantee by Cue Energy and a mortgage over the issued ordinary shares of Cue PNG Oil Company Pty Ltd and Cue PNG Holdings Limited. (Refer Note 15(ii)).

A loan of A$500,000 was made to Cable and Telecom Ltd and repaid in full. Interest charged at commercial rates, $8,440 was received.

The Company also borrowed A$500,000 from Cable and Telecom Ltd and repaid the loan in full. Interest charged at commercial rates, $16,629 was paid on settlement.

(e) Cue Energy has entered into an agreement with the PNG Venture Fund Pty Ltd to convert the preference share issued to them in Cue PNG Holdings Limited into 8,471,191 Cue Energy ordinary fully paid shares. Cue Energy Resources Limited have guaranteed the payment of all amounts outstanding under the terms and conditions of the preference share issue. (Refer Note 15(i)).

Contingent gains

On 8 September 1999 Cue Energy Resources Limited announced that Cue and Saga Petroleum Jambi AS had agreed to a commercial settlement of the dispute arising from Cue's election not to continue with the purchase of Saga's interest in the Jambi Merang Production Sharing Contract area in South Sumatra, Indonesia.

One of the terms of settlement was that Cue would receive reimbursement of 50% of a sum of money, believed to be in the region of US$1.0 million, which may be outstanding in relation to the Jambi Merang Joint Operating Body.

25 Transactions with Related Parties

Related parties fall into the following categories:

Directors

The directors in office during the year were L. Musca, P. Jermyn, M.D. Tilley, D.J. Quigg, J.S. Horner and A.M. Knox.

Since 30 June 2000 directors fees of $156,148 (2000: $193,764) have been incurred relating to the year ended 30 June 2001.

During the year the Group incurred expenditure for reimbursement of expenses and for services rendered by directors as follows; L. Musca, corporate services $224,820 (2000: $38,400), P. Jermyn, corporate services $Nil (2000: $38,400), M.D. Tilley, corporate services $1,000 (2000: $25,600), D.J. Quigg, legal services $200,942 (2000: $Nil). The expenditure has been included in expenses and any amounts payable included in accounts payable to directors and director related entities shown in Note 14.

The Company sold office furniture and equipment to a related entity of Mr MD Tilley for $16,951.

Investments

The Group holds investments at an aggregate carrying value of $386,594 (2000: $1,600,000) in a public listed entity in which one or more of the directors have an interest or holds office, as follows:

Bambuu Ltd

Director Related Entity Transactions

A loan of A$500,000 was made to Cable and Telecoms Ltd and repaid in full. Interest charged at commercial rates, $8,440, was received.

The Company also borrowed A$500,000 from Cable and Telecoms Ltd and repaid the loan in full. Interest charged at commercial rates, $14,869 was paid on settlement.

There were no director related entity transactions during the year other than those disclosed.

Subsidiaries

Details of subsidiary companies are shown in Note 10. The realisable value of advances to subsidiaries and amounts owed to subsidiaries are shown in Note 11. Provision has been made by the parent company for possible non recovery of loans to subsidiaries, $25,803,861 (2000 : $28,701,899).

Repayment of amounts owing to the Company at 30 June 2001 and all future debts due to the Company, by the subsidiaries are subordinated in favour of all other creditors. Cue Energy has agreed to provide sufficient financial assistance to the subsidiaries as and when it is needed to enable the subsidiaries to continue operations.

The parent company provides management, administration and accounting services to the subsidiaries. A management fee of $607,600 (2000 : $599,200) was charged by the parent company to Cue PNG Oil Company Pty Ltd.

26 Senior Executives and Officers Share Option Plan

The Senior Executives and Officers Share Option Plan was ratified in General Meeting on 19 November 1997. No options may be exercised unless, at the time of exercise, the market price of the shares is greater than or equal to 120 percent of the applicable exercise price compounded on each anniversary of the date as at which the exercise price has been or will be determined at a rate of 20 percent per annum.

27 Analysis of Leases

	CONSOLIDATED		PARENT	
	2001 $	2000 $	2001 $	2000 $
Non-cancellable operating leases:				
Payable no later than one year	40,313	83,611	40,313	83,611
Payable later than one year but not later than 2 years	40,313	-	40,313	-
Payable later than 2 years but not later than 5 years	41,925	-	41,925	-
	122,551	83,611	122,551	83,611

AUDIT REPORT TO THE SHAREHOLDERS OF CUE ENERGY RESOURCES LIMITED

We have audited the financial report on pages 20 to 45. The financial report provides information about the past financial performance and cash flows for the year ended 30 June 2001 of the Company and Group and their financial position as at 30 June 2001. The financial report consists of the financial statements of the Company and the Consolidated financial statements of the Group comprising the Company and the entities it controlled at the end of, or during the financial year. This information is stated in accordance with the accounting policies set out in Note 1.

Directors Responsibilities

The directors are responsible for the preparation of a financial report which gives a true and fair view of the financial position of the Company and Group as at 30 June 2001 and of their financial performance and cash flows for the year ended 30 June 2001.

Auditors' Responsibilities

It is our responsibility to express an independent opinion on the financial report presented by the directors and report our opinion to you.

Basis of Opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial report. It also includes assessing:

- the significant estimates and judgements made by the directors in the preparation of the financial report, and
- whether the accounting policies are appropriate to the Company and Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial report is free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial report.

We have no other relationship with or interests in the Company or any of its subsidiaries.

Unqualified Opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records; and
- the financial report on pages 20 to 45
  - complies with generally accepted accounting practice;
  - gives a true and fair view of the financial position of the Company and Group as at 30 June 2001 and their financial performance and cash flows for the year ended on that date.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As described in Note 1, the financial report has been prepared on a going concern basis which assumes the realisation of assets and extinguishment of liabilities in the normal course of business and at the amounts stated in the financial report.

Our audit was completed on 25 September 2001 and our unqualified opinion is expressed as at that date.

Spencer & Co

Chartered Accountants

Melbourne

SHAREHOLDER INFORMATION

Shareholdings of each director and associated parties of each director effective as at 30 June 2001 in ordinary shares of no par value.

	SOLE BENEFICIAL INTEREST		HELD BY ASSOCIATED PERSONS	
	Quoted Ordinary Shares No Par Value 2001	Quoted Ordinary Shares No Par Value 2000	Quoted Ordinary Shares No Par Value 2001	Quoted Ordinary Shares No Par Value 2000
L Musca	10,000,000	-		
Associated Parties:				
Palmcove Asset Pty Ltd			-	89,295,103
FH Nominees			-	50,220
Leon Nominees Pty Ltd			149,087	-
Portfolio Securities Pty Ltd			737,130	-
MD Tilley	-	-		
Associated Parties:				
FH Nominees			-	50,220
AM Knox	-	-		
Associated Parties:				
EJ Gibbs			410,000	610,000
Abacus Enterprises Pty Ltd			1,000,000	-

Spread of Holdings of quoted shares of no par value in the Company as at 25 September 2001.

1	-	1,000	1,054
1,001	-	5,000	782
5,001	-	10,000	695
10,001	-	100,000	1,637
Over 100,000			342

The number of shareholders holding less than a marketable parcel as at 25 September 2001 is 2,651.

The names and holdings of substantial shareholders in the Company as at 25 September 2001:

	Quoted Shares Fully Paid
Octanex NL	31,160,140
Todd Petroleum Mining Company Limited	18,150,000

SHAREHOLDER INFORMATION

The registered names and holdings of the 20 largest holdings of quoted ordinary shares in the Company as at 25th September 2001

1.	Octanex NL	31,160,140
2.	Todd Petroleum Mining Company Limited	18,150,000
3.	Todd Tasman Oil Ltd	15,000,000
4.	Browse Petroleum Pty Ltd	11,354,180
5.	Portfolio Securities Pty Ltd	10,000,000
6.	Pacific Millenium Energy Ltd	9,910,533
7.	Mr. James Daniel Tabalujan	9,870,000
8.	Westpac Custodian Nominees	9,050,750
9.	Daleside Investments Pty Ltd	8,658,424
10.	PNG Venture Fund Limited	8,471,191
11.	Invia Custodian Pty Limited	5,350,000
12.	Mr. Ernest Geoffrey Albers	4,016,433
13.	Mr. Mark Bevan Tilbrook	3,805,388
14.	New Zealand Central Securities	2,995,053
15.	Mr. John Bevan Tilbrook	2,787,762
16.	Citicorp Nominees Pty Limited	2,270,500
17.	Sir Daniel Leahy	2,173,913
18.	Heritage Nominees Pty Ltd	1,960,542
19.	Merrill Lynch (Australia)	1,950,195
20.	Palmcove Asset Pty Ltd	1,928,103

Directors



R.G. Tweedie LL.B
Chairman



E.G. Albers LL.B



A.M. Knox B.Com



K. Hoolihan
MSc(Hons)



L Musca LL.B

Chief Executive Officer



R.J. Coppin
BSc (Hons)

Secretary

BDO Spicers
BDO House
99 – 105 Customhouse Quay
PO Box 10-340
Wellington New Zealand
Telephone 64 4 472 5850
Facsimile 64 4 473 3582

Registered Office

New Zealand

BDO House
99 – 105 Customhouse Quay
PO Box 10-340
Wellington New Zealand
Telephone 64 4 472 5850
Facsimile 64 4 473 3582

Australia

25th Floor
500 Collins Street
Melbourne Victoria 3000
Telephone 61 3 9629 7577
Facsimile 61 3 9629 7318
Email: mail@cuenrg.com.au

Stock Exchange Listings

New Zealand

New Zealand Stock Exchange (NZSE)
Level 9, 2 Hunter Street
PO Box 2959
Wellington New Zealand
NZSE Code: CUEVA
Telephone 64 4 472 7599
Facsimile 64 4 473 1470

Australia

Australian Stock Exchange (ASX)
Level 3, 530 Collins Street
Melbourne Victoria 3000
Australia
ASX Code: CUE
Telephone 61 3 9617 8611

Papua New Guinea

Port Moresby Stock Exchange (POMSoX)
Level 4, Defens Haus
Corner of Champion Parade
and Hunter Street
PO Box 1531
Port Moresby, NCD Papua New Guinea
POMSoX Code: CUE
Telephone 675 320 1980
Facsimile 675 320 1981

Solicitors

New Zealand

Bell Gully
IBM Centre
171 Featherston Street
Wellington New Zealand

Australia

Allens Arthur Robinson
Level 33
530 Collins Street
Melbourne Victoria 3000 Australia

Auditors

Spencer & Co
Level 5
114 William Street
Melbourne Victoria 3000 Australia

Bankers

ANZ Banking Group
91 William Street
Melbourne Victoria 3000 Australia

N M Rothschild & Sons
Level 16
No 1 O'Connell Street
Sydney NSW 2000 Australia

Share Registry

New Zealand

Computershare Registry Services Ltd
Private Bag 92119
Auckland 1030 New Zealand
Telephone 64 9 522 0022
Facsimile 64 9 522 0058

Australia

Computershare Registry Services Pty Ltd
Level 12
565 Bourke Street
Melbourne Victoria 3000 Australia
Telephone 61 3 9611 5711
Facsimile 61 3 9611 5710

Papua New Guinea

Deloitte Touche Tohmatsu
Level 12, Deloitte Tower
Douglas Street
PO Box 1275
Port Moresby, NCD Papua New Guinea
Telephone 675 321 1888
Facsimile 675 321 1986

Website

www.cuenrg.com.au
Contact us by email at :
mail@cuenrg.com.au

C U E   E N E R G Y

WN/037908
ABN 45 066 383 971
Level 25, 500 Collins Street,
Melbourne Victoria,
Australia 3000
Telephone +61 3 9629 7577
Facsimilie +61 3 9629 7318
www.cuenrg.com.au
email: mail@cuenrg.com.au

02 DEC -5 AM 9:25

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Saunders-1X Discovers Oil

Oil Search has announced that the Saunders-1X wildcat well in Papua New Guinea, which was testing a seismically defined closure on the same structural trend as and immediately adjacent to, the SE Gobe oilfield, has recovered oil from the Iagifu reservoir interval. The Upper Iagifu sandstone is the producing reservoir for the SE Gobe field.

Prior to drilling, Oil Search reported that potentially recoverable oil reserves for the Saunders closure were estimated to be 30 million barrels.

Cue is not participating in the Saunders - 1X well, however, the oil discovery is likely to have a significant positive impact on the Company through its participation in the adjacent SE Gobe Unit and PPL190.

The text of the Oil Search release follows;

"Oil Search reports that at 0600 hours on 31st December, the Saunders-1X well, was at its total depth of 2200.6mMD. Wireline logs and RFT pressure analyses have been acquired over the Iagifu reservoir interval and have confirmed that the well intersected an oil column with the highest known oil confirmed by RFT samples at 1221mss and lowest known oil at 1256mss within the Iagifu reservoir. In addition to wireline logs and pressure data, 4 oil samples have been recovered from the RFT. The 1st sample was taken at 2097.9mRT and recovered 6.7 litres oil, 1.7 litres filtrate and 28.5 cubic feet gas. The 2nd sample was taken at 2112.6mRT and recovered 4.5 litres of fluid (4.0 litres of oil and 0.5 litres of oily filtrate & 13.1cu ft gas). Two further fluid samples were recovered from 2075.7mRT (0.14 litres oil and 1.5 litres filtrate) and 2093.7mRT (0.5 litres oil and 0.78 litres filtrate) however tool plugging restricted full recoveries. Based on the wireline logs and pressure data an oil/water contact has been preliminary interpreted at 1263mss. A VSP is currently being acquired and the forward plan is to complete the well as a future oil producer and commence the preparations for laying a flowline along the existing road between Saunders and the SE Gobe facilities.

The results of the well are currently being integrated into a remapping exercise of the SE Gobe to Saunders trend to determine the reserve implications and the potential for future drilling. Due to the close proximity

of the Saunders location to the SE Gobe facilities, production may commence from the Saunders location within 120 days."

COMMENTS BY CUE

Cue has previously made the following comments on the implications of a Saunders discovery for the company.

"Saunders - 1X is located approximately 200 metres to the east of the eastern boundary of the SE Gobe field Unit which extends over a defined geographic area. The SE Gobe field has been unitized as it extends across the boundary of two Petroleum Development Licences with differing ownership, PDL-3 in which Cue has a 5.569% interest and PDL-4 in which Cue has no interest and in which Saunders - 1X is located.

Cue's interest in the overall SE Gobe Unit is 3.28565% with a current over lift interest of 3.8565% to recover past under lifted barrels. Cue's current net interest is approximately 480 barrels of oil per day.

If the oil that Saunders - 1X has discovered extends into and can be attributed to the SE Gobe Unit, the overall oil volume entitlement of unit participants, including Cue, will increase. In addition, the increased volume of oil, whether unit oil or not, processed through the Gobe production facilities will allow the per barrel operating costs of the production facility to remain at lower levels for a longer period. This in turn will also allow the SE Gobe field to be produced for a longer period before low production volumes result in uneconomic operating costs per barrel, thus increasing the recoverable oil reserves of the field. These two effects would increase the volume of oil Cue could expect to recover from the SE Gobe Unit.

In addition, the success at Saunders is likely to substantially upgrade the potential of the Bilip prospect which straddles the PDL-4 and PPL190 boundary on the same structural trend (Cue has a 10.94% interest in PPL190). Bilip has been assessed to have a combined Iagifu oil reserve potential of 90 million barrels of recoverable oil (some 70% of which is assessed to be in PPL190) and is a candidate for 2002 drilling."

The accompanying SE Gobe area map shows the location of Saunders - 1X and Bilip.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

3 January 2001

PAPUA NEW GUINEA
SE GOBE AREA



Cue
Cue Energy Resources Limited
GOBE MAIN FIELD
HEALY
MAKAS
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
SEG-3
SEG-7
SEG-5
SEG-6
Saunders-1X
PDL 4
PPL 206
S.E.GOBE FIELD
PPL 219
SAUNDERS
BILIP
GILLESPIE
UNIT AREA
PDL 3
NW Iehi-1
PDL 4
PPL 190
PPL 190
GOBE FOOTWALL
Oil
Gas
Prospects & Leads
Iehi-1
0
10
KILOMETRES
November 2001

FORM 3

(Securities Amendment Act 1988)
(New Zealand)

NOTICE OF CHANGE IN TOTAL NUMBER OF VOTING SECURITIES IN WHICH RELEVANT INTEREST HELD BY SUBSTANTIAL SECURITY HOLDER

(To be given pursuant to section 21(1) of the Act by a person who is a substantial security holder in a public issuer where there is a change in the total number of voting securities in which that person has a relevant interest)

To: ***Cue Energy Resources Limited***
and ***New Zealand Stock Exchange, Wellington***

1. Notice is given of a change in the proportion of voting securities of ***Cue Energy Resources Limited*** in which ***Ernest Geoffrey Albers*** of ***25th Floor, 500 Collins Street, Melbourne, Victoria, Australia*** (in this notice referred to as the substantial security holder) has a relevant interest.

2. The last Notice given by the substantial security holder to the public issuer under Part II of the Securities Amendment Act 1988 was made as a disclosure pursuant to Section 235 of the Australian Corporations Law and was dated 5 January, 2000.

3. The substantial security holder has a relevant interest in a proportion of the voting securities of the public issuer as follows:

a)	Before the change	*8.92%*
b)	After the change	*13.31%*

4. For the purpose of calculating those percentages, the total number of voting securities issued by the public issuer is taken to be as follows:

a)	Before the change	*297,272,564*
b)	After the change	*333,943,755*

5. **Particulars of relevant interests**

Particulars in relation to each relevant interest held before and after the change are as follows:

	Before the change	After the change
a) Class of voting securities in which relevant interest held	***Ordinary***	***Ordinary***
b) Nominal value of each security	***(No Par Value)***	***(No Par Value)***
c) Number of securities in which relevant interest held	***(see attached)***	***(see attached)***
d) Name(*s) of registered holder(*s)	***(see attached)***	***(see attached)***
e) Nature of relevant interest(*s)	Section 5*(1)(a)* & Section 5(2)(c)	Section 5*(1)(a)* & Section 5(2)(c)

f) Date(*s) of transaction(*s) from which the change results: **31 May, 1 June, 21 June, 25 June, 26 June, 27 June, 28 June, 2 July 2001**

[Notes:
1. Where relevant interests are or were held in more than one class, complete a separate table for each class of voting security, and annex to this notice.
2. Insert in paragraph (e) reference to the provision of section 5 of the Securities Amendment Act 1988 under which the relevant interest arises or arose.
3. Where more than one relevant interest is or was held in the same voting security, insert in paragraph (e) reference to the appropriate provisions of section 5.
4. Where different relevant interests are or were held in different voting securities of the same class, complete a separate table for each relevant interest, and annex to this notice.]

6. **Beneficial Ownership**

(To be completed where the substantial security holder had before the change, or has after the change, a relevant interest in voting securities by reason of being a beneficial owner)

The particulars of any transaction -

a) From which the change of the total number of voting securities results, and
b) As a result of which the substantial security holder became or ceased to be a beneficial owner of any of the securities to which this notice relates -

are as follows:

Ordinary Shares of No Par Value

i)	Date of transaction	*29/6/2001*
ii)	Class of voting securities	***Ordinary***
iii)	*Number of securities in which relevant interest acquired	-
iv)	*Number of securities in which relevant interest disposed of	***50,000***
v)	Consideration	***Various***
vi)	Other terms and conditions	-

Ordinary Shares of No Par Value

i)	Date of transaction	***31/5/2001 to 28/6/2001***
ii)	Class of voting securities	***Ordinary***
iii)	*Number of securities in which relevant interest acquired	-
iv)	*Number of securities in which relevant interest disposed of	***1,344,786***
v)	Consideration	***Various***
vi)	Other terms and conditions	-

[Notes:
1. *Specify full particulars of terms and conditions.*
2. *For each transaction, complete a separate table, and annex to this notice.]*

7. **Other relevant interests**

(To be completed where the substantial security holder had before the change, or has after the change, a relevant interest in voting securities other than by reason of being a beneficial owner)

The following documents, certificates, and statements accompany, or are annexed to, this notice:

a)	Description of document, certificate, or statement	Statement of Direct and Indirect Relevant Interests
b)	Class of voting securities to which document, certificate, or statement relates	
c)	*Number of voting securities in which relevant interest acquired	
d)	*Number of voting securities in which relevant interest disposed of	

[Notes:
1. *The following are required to accompany, or be annexed to, the notice:*
   a) *A copy of each contract, agreement, deed, or instrument under which a relevant interest (other than a beneficial owner) was acquired or disposed or, or a copy of each document recording the material terms of any oral agreement pursuant to which any such interest was acquired or disposed of; or*
   b) *If there is no such written document, a memorandum in writing specifying the material terms of any trust, agreement, arrangement, or understanding under which any such interest was acquired or disposed of.*
2. *For each document described above, complete a separate table, and annex to this notice.]*

8. The number of pages that accompany, or are annexed to, this notice is ***One (1)***

9. I declare that to the best of my knowledge and belief the information contained in this notice is true.

Dated at ***Melbourne*** this ***2nd*** day of ***July 2001***

**[In the case of a notice given an individual:]*

....Usual signature

ERNEST GEOFFREY ALBERS Full name

This notice is given by ***Ernest Geoffrey Albers***.

SECURITIES AMENDMENT ACT 1988

STATEMENT OF DIRECT AND INDIRECT RELEVANT INTERESTS

FOR E.G. ALBERS

Summary of Beneficial Relevant Interests [Section 5(1)]	**Before Change**	**After Change**	**Date of Change**
Direct	**No. of Shares**	**No. of Shares**	
Ernest Geoffrey Albers	4,016,433	4,016,433	-
Ernest Geoffrey Albers & Pamela Joy Albers	655,214	655,214	-
Ernest Geoffrey Albers & Elaine Margaret Larsson	50,000	NIL	29/6/2001
Sacrosanct Pty Ltd (Superannuation Fund A/c)	1,344,786	NIL	31/5/2001 to 28/6/2001
TOTAL	6,066,433	4,671,647	

Summary of Beneficial Relevant Interests [Section 5(2)(c)]	**Before Change**	**After Change**	**Date of Change**
Direct	**No. of Shares**	**No. of Shares**	
Browse Petroleum Pty Ltd	11,354,180	11,354,180	-
Octanex NL	6,447,662	28,423,640	28/6/2001 to 2/7/2001
Bass Strait Group NL	1,975,978	NIL	2/7/2001
Great Missenden Group Pty Ltd	250,000	NIL	21/6/2001
Great Australia Corporation Pty Ltd	243,626	NIL	1/6/2001
Australis Mining Finance Pty Ltd	200,000	NIL	31/5/2001
TOTAL	20,471,446	39,777,820	

TOTAL	26,537,879	44,449,467

Notice of Director's Interests

Section 205G of the Corporations Law

This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their own independent legal advice in relation to the form and completion of it.

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

You need to complete sections 1 and 3 if the notice is an initial notice. You need to complete sections 2 and 3 if the notice is an updating notice.

1. Initial notice

section 205G(3), (4)

name of director	
name of company	
date of appointment (if sec 205G(3)(a) notice)	
or	
date of listing (if sec 205G(3)(b) notice)	

You need to complete sections 2 and 3 if the notice is on a change of interests.

2. Updating notice

section 205G(4)

name of director	Leon Musca
name of company	Cue Energy Resources Limited
date of last notification to ASX	15 April 2001
date director's interest changed	29 June 2001

3. I disclose the following information to ASX

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
I have a relevant interest in the following securities of the company or a related body corporate. Type of security: Ordinary Shares Number of securities:	
149,087	Beneficial in the name of Leon Nominees Pty Ltd
487,130	Beneficial in the name of Portfolio Securities Pty Ltd
10,000,000 (10,000,000 shares @ 0.05 on 29/06/2001)	Beneficial in the name of Leon Musca

Section 205G(1)(b)
I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate.
NIL..
....
....

Additional information may be attached if the space provided in this form is insufficient.

Sign here ....
Director

date 2nd July 2001

Notice of Director's Interests

Section 205G of the Corporations Law

02 DEC -5 AM 9:

This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their own independent legal advice in relation to the form and completion of it.

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

You need to complete sections 1 and 3 if the notice is an initial notice. You need to complete sections 2 and 3 if the notice is an updating notice.

1. Initial notice

section 205G(3), (4)

name of director	....
name of company	....
date of appointment (if sec 205G(3)(a) notice)	....
or	
date of listing (if sec 205G(3)(b) notice)	....

You need to complete sections 2 and 3 if the notice is on a change of interests.

2. Updating notice

section 205G(4)

name of director	Michael Douglas Tilley		
name of company	Cue Energy Resources Limited		
date of last notification to ASX	February 2001		
date director's interest changed	20/06/01	22/06/2001	25/06/01

3. I disclose the following information to ASX

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
I have a relevant interest in the following securities of the company or a related body corporate. Type of security: Ordinary Shares **Number of securities:** Sold 400,000 in the name of Daviston Pty Ltd on 20/06/01 Sold 584,000 in the name of Tilchan Pty Ltd on 22/06/01 Sold 149,087 in the name of MD and MT Tilley Super Fund on 25/06/01	

Section 205G(1)(b)
I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate. NIL... ....

Additional information may be attached if the space provided in this form is insufficient.

Sign here .... date 2 July 2001

Director

Notice of Director's Interests

Section 205G of the Corporations Law

This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their own independent legal advice in relation to the form and completion of it.

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

You need to complete sections 1 and 3 if the notice is an initial notice. You need to complete sections 2 and 3 if the notice is an updating notice.

1. Initial notice

section 205G(3), (4)

name of director	Andrew Melville Knox
name of company	Cue Energy Resources Limited
date of appointment (if sec 205G(3)(a) notice)	7 December 2001
or	
date of listing (if sec 205G(3)(b) notice)	

You need to complete sections 2 and 3 if the notice is on a change of interests.

2. Updating notice

section 205G(4)

name of director	....
name of company	....
date of last notification to ASX	....
date director's interest changed	28/06/2001 & 29/06/2001

3. I disclose the following information to ASX

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
I have a relevant interest in the following securities of the company or a related body corporate. Type of security: Ordinary Shares Number of securities:	
1,000,000 Increase by 1,000,000 (1,000,000 shares @ 0.05 on 28/06/2001)	Beneficial in the name of Abacus Enterprises Pty Ltd
410,000 Decrease by 200,000 (100,000 shares @ 0.081 on 29/06/2001) (100,000 shares @ 0.082 on 29/06/2001)	Beneficial in the name of EJ Gibbs

Section 205G(1)(b)
I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate. NIL... ....

Additional information may be attached if the space provided in this form is insufficient.

Sign here .... date 03 July 2001

Director

FORM 2

(Securities Amendment Act 1988)

02 DEC -5 AM 9:48

NOTICE BY SUBSTANTIAL SECURITY HOLDER

(To be given pursuant to Section 20(3) of the Act by a person who, after 1 July 1989, acquires a relevant interest in 5% or more of the voting securities of a public issuer)

To: ***Cue Energy Resources Limited***
and ***New Zealand Stock Exchange, Wellington***

1. Notice is given by ***Octanex N.L.*** of ***25th Floor, 500 Collins Street, Melbourne, Victoria, Australia*** (in this notice referred to as the substantial security holder) -

a) Became, on ***28 June 2001***, a substantial security holder in ***Cue Energy Resources Limited***; and

b) Has, as on this date, a relevant interest in ***8.51%*** of its voting securities.

2. For the purpose of calculating that percentage, the total number of voting securities issued by the public issuer is taken to be ***333,943,758.***

3. **Particulars of relevant interests**
Particulars in relation to each relevant interest held are as follows:

a) Class of voting securities in which relevant interest held	***Ordinary***
b) Nominal value of each security	***No Par Value***
c) Number of securities in which relevant interest held	***28,423,640***
d) Name(*s) of registered holder(*)	***Octanex N.L.***
e) Nature of relevant interest(*s)	***Section 5(1)***
f) Date(*s) of transaction (*s) pursuant to which relevant interest acquired	***28 June 2001, 2 July 2001***

[Notes:
1. Where relevant interests are held in more than one class, complete a separate table for each class of voting security, and annex to this notice.
2. Insert in paragraph (e) reference to the provision of section 5 of the Securities Amendment Act 1988 under which the relevant interest arises.
3. Where more than one relevant interest is held in the same voting security, insert in paragraph (e) reference to the appropriate provision of section 5.
4. Where different relevant interests are held in different voting securities of the same class, complete a separate table for each relevant interest, and annex to this notice.]

4. **Beneficial ownership**

(To be completed where the substantial security holder has a relevant interest in voting securities by reason of being a beneficial owner)

The particulars of any transaction as a result of which the substantial security holder became a beneficial owner of any of the securities to which this notice relates are as follows:

a) Date of transaction	*28/6/2001*
b) Class of Voting securities	***Ordinary***
c) Number of securities in which relevant interest acquired	*20,000,000*
d) Consideration	*(AUD)$1,000,000*
e) Other terms and conditions	-

a) Date of transaction	*2/7/2001*
b) Class of Voting securities	***Ordinary***
c) Number of securities in which relevant interest acquired	*1,975,978*
d) Consideration	*(AUD)$158,078*
e) Other terms and conditions	-

[Notes:
1. Specify full particulars of terms and conditions.
2. For each transaction, complete a separate table, and annex to this notice.]

5. **Other relevant interests**

(To be completed where the substantial security holder has a relevant interest in voting securities other than by reason of being a beneficial owner)

The following documents, certificates, and statements accompany, or are annexed to, this notice.

a) Description of document, certificate, or statement	....
b) Class of voting securities to which document, certificate, or statement relates	....
c) Number of voting securities in which relevant interest acquired	....

[Notes:
1. The following are required to accompany, or be annexed to, the notice:
(a) A copy of each contract, agreement, deed, or instrument pursuant to which a relevant interest (other than as a beneficial owner) arises, or a copy of each document recording the material terms of any oral agreement pursuant to which any such interest arises; or
(b) If there is no such written document, a memorandum in writing specifying the material terms of any trust, agreement, arrangement, or understanding pursuant to which any such interest arises.
2. For each document described above, complete a separate table, and annex to this notice.]

6. The substantial security holder has (*not), within the last year, disposed of any relevant interest in any class of voting securities to which this notice relates.

7. I believe that the following persons have also given, or intend to give, a notice under Part II of the Securities Amendment Act 1988 in relation to the securities to which this notice relates: ....

Ernest Geoffrey Albers

8. The number of pages that accompany, or are annexed to, this notice is NIL.

FORM 2

9. I declare that to the best of my knowledge and belief the information contained in this notice is true.

....Usual signature
for OCTANEX N.L.

Dated at *Melbourne* this 2nd day of ***July 2001***

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE TO SHAREHOLDERS

SHARE ISSUE

Cue Energy Resources Limited is pleased to announce that it has issued 8,471,191 new ordinary shares credited as fully paid in Cue Energy Resources Limited. The issue of these shares has been made at a price of A$0.15 per share.

On 1 August 1996 a 6% preference share placement was made for US$1 million by Cue PNG Holdings Limited as part of the project financing arrangements for SE Gobe. The preference share was, subject to certain conditions, to convert into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares. The issue has been made in satisfaction of the redemption of this preference share.

The issue has been made to the PNG Venture Fund Pty Ltd.

The new shares will rank pari passu with all other existing ordinary fully paid shares in Cue Energy.

For further information contact Cue Energy's office on 61 3 9629 7577.

Andrew Knox
Director

3 July 2001

Cue Energy Resources Limited
A.B.N. 45 066 383 971

02 DEC -5 AM 9:20

RELEASE

OYONG-2 WELL STATUS

Cue Energy Resources Limited (Cue) announces that at 6am on 2nd July 2001 the Oyong-2 well in the Sampang PSC offshore East Java, was at a depth of 1006 metres and was under reaming prior to running $13^3/_8$" casing.

Wire line logs have been run and have confirmed a gas column of 110m and a gross oil column of up to a possible 40 metres.

The forward plan is to drill ahead to test the primary objective Wonocolo and Ngrayong formations prior to testing the Mundu oil and gas zones.

Oyong-2 is located approximately 125 metres north of the Oyong-1 discovery well and is designed to appraise the gas and oil zones penetrated in the Oyong-1 well and to drill the deeper Wonocolo and Ngrayong primary objectives that could not be reached in Oyong-1.

Oyong-2 is located in 41.4 metres of water at:

latitude : 07° 17' 22.66"S
longitude: 113° 21' 44.32"E

The well is programmed to a total depth of 2280 metres with drilling expected to take 30 days.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Bob Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

3 July 2001

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

02 DEC -5 AM 9:08

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Cue Energy Resources Limited

ACN, ARBN or ARSN

066 383 971

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY FULLY PAID SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,471,191 NEW ORDINARY FULLY PAID SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	ORDINARY FULLY PAID SHARES

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	AUD 15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	In satisfacion of redemption of USD 1m preference share issued in a subsidiary, Cue PNG Holdings Limited, to the PNG Venture Fund Pty Ltd.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	333,943,755	ORDINARY FULLY PAID SHARES

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	200,000	OPTIONS EXERCISABLE AT AUD 23 CENTS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] (Director) Date: 3 July 2001

Print name: Andrew Knox

== == == == ==

(Securities Amendment Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

[ ]	Notice that a person has become a substantial security holder (*section 20(3)*)	[ ]	Notice that a person has ceased to be a substantial security holder (*section 21(3)*)
[X]	Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (*section 21(1)*)	[ ]	Notice of a change in the nature of relevant interest held by a substantial security holder (*section 22*)

1*. Cue Energy Resources Limited

Name of public issuer

Todd Petroleum Mining Company Ltd

Name of substantial security holder

PO Box 3141, Wellington, New Zealand

Address of substantial security holder

Richard Tweedie — Contact name for queries

64 4 471 6555 — Telephone number

2*. 33,150,000 — Total number of voting securities of the public issuer in which a relevant interest is held

333,843,755 — Total number of voting securities issued by public issuer

9.93% — Total percentage

Ordinary Shares — Class of voting securities

One — Number of votes attached to each voting security in that class

3*.

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a (non-)beneficial relevant interest is held	18,150,000	15,000,000
Percentage held at date of THIS notice	5.44%	4.49%
Percentage held at date of LAST notice (if any)	6.9%	

4*. DETAILS OF EACH RELEVANT INTEREST

	BENEFICIAL	NON-BENEFICIAL
5*. Name(s) of registered holder(s)	Todd Petroleum Mining Company Ltd	Todd Tasman Oil Limited
6*. Provision(s) of section 5		
7*. Date(s) of transaction(s)		28 June 2001
Number of voting securities		15,000,000
Consideration (expressed in NZ$)		$946,414

This Notice covers the Todd Tasman Oil Limited purchase, a 100% subsidiary of Todd Petroleum Mining Company Ltd

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation-

- forms part of this notice .... [ ]
- is not required to be filed .... [ ]
- has already been filed with the notice dated .... [ ]

9*. Number of pages that accompany this notice (if any):

Date of last notice (if any):

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates:

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

Signature (unless filed by electronic means other than facsimile): [signature]

Full name: Calvin Tan

Date: 03 July 2001

Notice of Director's Interests

Section 205G of the Corporations Law

02 DEC -5 AM 9:

This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their own independent legal advice in relation to the form and completion of it.

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

You need to complete sections 1 and 3 if the notice is an initial notice. You need to complete sections 2 and 3 if the notice is an updating notice.

1. Initial notice

section 205G(3), (4)

name of director	
name of company	
date of appointment (if sec 205G(3)(a) notice)	
or	
date of listing (if sec 205G(3)(b) notice)	

You need to complete sections 2 and 3 if the notice is on a change of interests.

2. Updating notice

section 205G(4)

name of director	Leon Musca
name of company	Cue Energy Resources Limited
date of last notification to ASX	2 July 2001
date director's interest changed	5 July 2001

3. I disclose the following information to ASX

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
I have a relevant interest in the following securities of the company or a related body corporate. Type of security: Ordinary Shares Number of securities:	
149,087	Beneficial in the name of Leon Nominees Pty Ltd
10,487,130 Increase (10,000,000 shares on 05/07/2001)	Beneficial in the name of Portfolio Securities Pty Ltd
Nil Decrease (10,000,000 shares on 05/07/2001)	Beneficial in the name of Leon Musca

Section 205G(1)(b)

I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate.

NIL..

....

....

Additional information may be attached if the space provided in this form is insufficient.

Sign here .... 5th date July 2001
Director

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

OYONG-2 WELL - INDONESIA

- Cue Energy Resources Limited (Cue) announces that at 6am on 6th July 2001 the Oyong-2 well in the Sampang PSC offshore East Java, was at a depth of 1036 metres and $13^3/_8$" casing was being cemented after being run to 1030 metres.

The forward plan is to drill ahead to test the primary objective Wonocolo and Ngrayong formations prior to testing the Mundu oil and gas zones.

Oyong-2 is located approximately 125 metres north of the Oyong-1 discovery well and is designed to appraise the gas and oil zones penetrated in the Oyong-1 well and to drill the deeper Wonocolo and Ngrayong primary objectives that could not be reached in Oyong-1.

Oyong-2 is located in 41.4 metres of water at:

latitude :	07° 17' 22.66"S
longitude:	113° 21' 44.32"E

- The well is programmed to a total depth of 2280 metres with drilling expected to take 30 days.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

SE GOBE-10 DEVELOPMENT WELL - PAPUA NEW GUINEA

The Parker Rig 140 is currently being transported and rigged up to drill the SEG-10 development well in the South East Gobe oil field in onshore Papua New Guinea.

The SEG-10 well will be drilled as a deviated hole from the SEG-2 well pad to a bottom hole location approximately 700 metres ENE of the SEG-2 well. SEG-10 will provide an additional oil production point in the SEG-2 fault segment of the field.

Participants in the SE Gobe Unit are:

Cue Energy	3.20%
Chevron	7.94% (Operator)
Oil Search	20.27%
Orogen Minerals	24.47%
Southern Highlands Petroleum	23.09%
Santos Limited	10.29%
ExxonMobil	5.95%
Merlin Petroleum	2.78%
Petroleum Resources Gobe	2.00%

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

6 July 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

02 DEC -5 AM 9:

RELEASE

DRILLING REPORT

OYONG-2 WELL - INDONESIA

Cue Energy Resources Limited (Cue) announces that at 6am 12th July 2001, the Oyong-2 well in the Sampang PSC offshore East Java, was at a depth of 1500 metres and was running intermediate wireline logs, prior to running a 11¾" liner.

Oyong-2 is located approximately 125 metres north of the Oyong-1 discovery well and is designed to appraise the gas and oil zones penetrated in the Oyong-1 well and to drill the deeper Wonocolo and Ngrayong primary objectives that could not be reached in Oyong-1.

Oyong-2 is located in 41.4 metres of water at:

Latitude: 07° 17' 22.66"S
Longitude: 113° 21' 44.32"E

The well is programmed to a total depth of 2280 metres.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

12th July 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

YOLLA PROJECT GRANTED MAJOR PROJECT FACILITATION STATUS

Cue is please to advise that the Yolla gas field development in the Bass Strait off the Victorian Coast, has been granted Major Projects Facilitation status by the Minister for Industry, Science and Resources, Senator Nick Minchin.

Cue holds a 14% interest in T/RL1 which contains the Yolla field through its 100% owned subsidiary, Galveston Mining Corporation Pty Ltd. The text of Senator Minchin's release follows:

> "The BassGas Project, a proposed $400 million development of the Yolla gas field in Bass Strait off the Victorian Coast, has been granted Major Projects Facilitation status by the Minister for Industry, Science and Resources, Senator Nick Minchin.
>
> Senator Minchin said the BassGas Project is expected to provide gross revenues of $1.5 billion over a 15 year period, creating 1000 jobs in the construction phase and up to 40 new permanent positions.
>
> "Developments such as the BassGas project will make a significant contribution towards meeting our future energy needs," he said.
>
> Major Project Facilitation Status means that Invest Australia, Australia's national investment agency, will assist the BassGas project by coordinating its progress through the various necessary Commonwealth Government approvals processes. Invest Australia, will also work closely with the State Governments involved to facilitate the project.
>
> Origin Energy Resources Ltd, on behalf of its joint venture partners AWE Petroleum Pty Ltd, CalEnergy (UK) Ltd, Galveston Mining Corporation Pty Ltd and Santos Ltd, will extract Yolla gas and pipe it onshore to southern Victoria where it will supply the Victorian and South Australian markets.

This gas is expected to be delivered to the Victorian residential and commercial market, as well as to the South Australian market where it could potentially contribute towards power generation

The entry of Yolla gas into South Australia introduces competition to the South Australian gas market which only has one source of supply from the Cooper Basin delivered via the Moomba to Adelaide pipeline.

Construction of the offshore platform, gas processing facilities and pipelines is expected to commence in 2002 for completion in 2003 subject to achieving necessary Commonwealth and State government approvals.

The proponents of the BassGas project hope to supply commercial gas in the first quarter of 2004.

Media contact:

Jennifer Eddy, Senator Minchin's Office,	02 62777580
Murray Fearn, Invest Australia,	02 62137560"

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

13 September 2001

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

ANGGUR-3 WELL

Cue Energy Resources Limited (Cue) is pleased to announce that at 6am on 14th September 2001, the Anggur-3 well, in the Sampang PSC offshore East Java, was at 1412 metres and preparing to cement 13 $^3/_8$" casing which has been run to 1394 metres.

Anggur-3 is located 1.2 km east of Anggur-1 at latitude : 07° 18' 22.3439"S
longitude: 113° 03' 37.3010"E
in 19.4 metres of water. The well is programmed to a total depth of 2708 metres with drilling expected to take approximately 33 days on a dry hole basis.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

13th September 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

02 ... -5 ... 9:...

RELEASE

DRILLING REPORT

ANGGUR-3 WELL

- Cue Energy Resources Limited (Cue) is pleased to announce that at 6am on 21st September 2001, the Anggur-3 well, in the Sampang PSC offshore East Java, was at 1992 metres and running intermediate wireline logs prior to running $9^5/_8$" casing.

  Anggur-3 is located 1.2 km east of Anggur-1 at latitude : 07° 18' 22.3439"S longitude: 113° 03' 37.3010"E in 19.4 metres of water. The well is programmed to a total depth of 2708 metres.

  Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

- Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

21st September 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

ANGGUR-3 WELL

Cue Energy Resources Limited (Cue) is pleased to announce that at 6am on 28th September 2001, the Anggur-3 well, in the Sampang PSC offshore East Java, was at 2520 metres and reaming; 9 $^{5}/_{8}$ casing was run to 1987.5 metres.

Anggur-3 is located 1.2 km east of Anggur-1 at latitude : 07° 18' 22.3439"S
longitude: 113° 03' 37.3010"E
in 19.4 metres of water. The well is programmed to a total depth of 2708 metres.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

28th September 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

ANGGUR-3 WELL

Cue Energy Resources Limited (Cue) is pleased to announce that at 6am on 5th October 2001, the Anggur-3 well, in the Sampang PSC offshore East Java, was at 2520 metres and preparing to squeeze cement in preparation for drilling ahead in 6 inch hole. A 7 inch liner was run to 2345 metres. There was no drilling progress for the week.

Anggur-3 is located 1.2 km east of Anggur-1 at latitude : 07° 18' 22.3439"S
longitude: 113° 03' 37.3010"E
in 19.4 metres of water. The well is programmed to a total depth of 2708 metres.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

5th October 2001

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

ANGGUR-3

Cue Energy Resources Limited (Cue) announces that the Anggur-3 well, in the Sampang PSC offshore East Java, is being plugged and abandoned at a total depth of 2520 metres after mechanical difficulties precluded drilling ahead to the Ngrayong objective.

Minor oil and gas shows were encountered in the Mundu and Wonocolo Formations and indicate the presence of active hydrocarbon generation and migration in the area of the Anggur structure.

Anggur-3 is located 1.2 km east of Anggur-1 at latitude : 07° 18' 22.3439"S
longitude: 113° 03' 37.3010"E
in 19.4 metres of water. The well was programmed to a total depth of 2708 metres.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

9th October 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue Sells Yolla Interest

The board of Cue Energy Resources Limited (Cue) advises that the Company has sold its 14% interest in the Yolla gas and condensate field, offshore Tasmania, Australia, held by its wholly owned subsidiary, Galveston Mining Corporation Pty Ltd to AWE Petroleum Limited. The purchase consideration received was A$6.7 million cash, together with the assumption of various contingent obligations, including royalties. This is an increase above the consideration offered by AWE in December 2000 after taking into account Cue's expenditure since that time. The proposed December 2000 transaction did not proceed as definitive terms and conditions were not able to be mutually agreed.

Over the past year, the Company has incurred considerable capital commitments in relation to its 15% Sampang PSC interest and in relation to its 14% Yolla T/RL1 interest. In the Sampang PSC, offshore East Java, Indonesia, the company has expended more than A$10 million net of insurance refunds since October 2000, on the drilling of six wells, including two wells which were abandoned following uncontrolled flows, against an original budgeted costs of A$2.5 million for a two well program. The Sampang program, while expensive, has resulted in the Oyong oil and gas field discovery. The two Oyong wells, including the re-entry and testing of Oyong-1, have demonstrated that a potentially economically viable field exists. A third well, Oyong-3, has been spudded and will further appraise the field. The Operator, Santos, has indicated the intention to have the Oyong field in production within two years.

At the same time, over the same period, the Yolla joint venture participants have been actively preparing for a proposed development of the Yolla gas and condensate field whereby gas and liquids from the field will be piped to the Victorian coastline near Kilcunda. The Yolla joint venture is currently spending A$10 million in pre-development studies, with Cue's share being $1.4 million. The field development cost is expected to be around A$400 million, with Cue's share approximately A$60 million. Significant project equity in the order of A$15 million would be required from Cue, when the development begins toward the end of the year.

Cue formed the view that it would have been potentially difficult for it to sustain two concurrent and significant capital development projects, both requiring large equity capital infusions.

The board of Cue has reviewed the respective benefits, risks and costs of the two projects; Sampang and Yolla. Given the Company's capital requirements, it has formed the view that on the balance of probabilities, the sale of the Yolla interest was advisable and that the Sampang interest may offer the potential for greater and more immediate creation of shareholder value.

The funds from the Yolla interest sale will be substantially used to meet the final payment due to the Commonwealth Development Corporation, who some years ago provided project funding for the Company's interest in the SE Gobe oilfield and to fund ongoing exploration activity. Over the past year, Cue has invested in excess of A$5 million in the SE Gobe development, particularly following a redetermination of field unit interests, which saw Cue 's share of oil production increase. The final payment to CDC results in the Company being debt free.

Any enquiries regarding this announcement should be directed to the Company on telephone 03 9629 7577.

Andrew Knox
Director

15th October 2001

Cue Energy Resources Limited
A.B.N. 45 066 383 971

02 DEC -5 AM 9:11

RELEASE

OYONG-3 SPUDDED

Cue Energy Resources Limited is pleased to announce that the Oyong-3 appraisal well in the Sampang PSC offshore East Java, spudded on 13 October 2001. At 6am on 15 October 2001, the well was at 380 metres. 30 inch cashing has been run to 145 metres.

The Oyong-3 well is designed to appraise the oil and gas columns encountered in the Mundu Formation in both the Oyong-1 and Oyong-2 wells.

Oyong-3 is located approximately 2 km east of Oyong-1 at :
latitude : 7° 17' 21.0993"S
longitude: 113° 22' 41.2225"E
in 41.3 metres of water. The well is programmed to a total depth of 1,125 metres in 15 days.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

15 October, 2001

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

OYONG-3 WELL

Cue Energy Resources Limited advises that at 6 am on 19 October the Oyong-3 appraisal well in the Sampang PSC offshore East Java, was at 600 metres in $17^1/_2$" hole and was preparing to run a wiper trip. 20 inch casing has been run to 371 metres.

The Oyong-3 well is designed to appraise the oil and gas columns encountered in the Mundu Formation in both the Oyong-1 and Oyong-2 wells.

Oyong-3 is located approximately 2 km east of Oyong-1 at :

latitude : 7° 17' 21.0993"S
longitude: 113° 22' 41.2225"E

in 41.3 metres of water. The well is programmed to a total depth of 1,125 metres in 15 days.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

19 October, 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

SALE OF SMALL HOLDINGS

Cue Energy Resources Limited ("Cue") proposes to implement a procedure to sell on-market holdings of 2000 fully paid ordinary shares or less ("small holdings"), as defined by the New Zealand Stock Exchange on behalf of shareholders who do not within a three month period either advise the Company that they wish to retain their shares in Cue or register a transfer of shares with the Company which together with shares already held by the Shareholder will result in at least a minimum holding of more than 2000 shares.

A record date has been set of 7:00 pm Melbourne time on 26 October 2001 ("Record Date") to determine those Cue shareholders who hold a small holding and who are therefore eligible to have their shares sold by Cue under the above procedure.

This procedure affords shareholders the opportunity to sell unmarketable parcels free of any transaction costs.

Any enquiries regarding this announcement should be directed to Andrew Knox on 03 9629 7577.

Andrew Knox
Director

25 October, 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

OYONG-3 CONFIRMS OIL

Cue Energy Resources Limited is pleased to announce that the Oyong-3 appraisal well has penetrated a gross oil column of approximately 19 metres in good quality reservoir.

Oyong-3, which is located approximately 2 kilometres east of Oyong-1 in 41.3 metres of water, reached a planned total depth of 1125 metres with the top of the Mundu Formation reservoir being penetrated within the oil column, approximately 20 metres below the gas / oil contact seen in Oyong-1 and -2.

Two cores were cut in the reservoir.

Wireline logs run in Oyong-3 in conjunction with pressure information, have indicated an oil water contact the same as that encountered in Oyong-1 and -2, indicating a gross oil column in the Oyong structure of approximately 38 metres.

At 6am on 26 October 2001 a wiper trip was being run prior to running the MDT to obtain fluid samples.

The Oyong-3 well will be suspended for potential future production and the drilling rig released.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

26 October, 2001

CUE ENERGY RESOURCES LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

New Zealand Address:
The Secretary
Cue Energy Resources Limited
BDO House
99-105 Customhouse Quay
Wellington
New Zealand
Fax No: (64) 4 473 3582

Australian Address:
The Secretary
Cue Energy Resources Limited
Level 25
500 Collins Street
Melbourne, Victoria 3000
Australia
Fax No: (61) 3 9629 7318

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Cue Energy Resources Limited** ("the Company") will be held at the Registered Office of the Company, 2nd Floor, BDO House, 99-105 Customhouse Quay, Wellington, New Zealand on Thursday 29th November 2001 commencing at 10 a.m. for the purpose of transacting the following items of business.

AGENDA

General Business

To consider, and if thought fit, pass the following Ordinary Resolutions:

1. **Election of Directors**

Mr L. Musca retires by rotation and being eligible, offers himself for re-election.

Mr R.G. Tweedie as required by Article 16.03 of the Company's Constitution, ceases to hold office and being eligible, offers himself for re-election.

Mr K. Hoolihan as required by Article 16.03 of the Company's Constitution, ceases to hold office and being eligible, offers himself for re-election.

Mr E.G. Albers as required by Article 16.03 of the Company's Constitution, ceases to hold office and being eligible, offers himself for re-election.

The meeting will be asked to consider and if thought fit, pass the following ordinary resolutions:

1.1 "That Mr L. Musca be elected as a director of the Company".

1.2 "That Mr R.G. Tweedie be elected as a director of the Company".

1.3 "That Mr K. Hoolihan be elected as a director of the Company".

1.4 "That Mr E.G. Albers be elected as a director of the Company".

2. **Auditors**

To record the reappointment of Spencer & Co as the auditors of the company to authorise the Board to fix the auditor's remuneration.

Special Business

To consider, and if thought fit, pass the following Ordinary Resolutions:

3. **Placement Authority**

That the Directors of the Company be authorised, pursuant to clause 5.5(a)(i) of the Company's Constitution and New Zealand Stock Exchange Listing Rule 7.3.1 to directly issue progressively to persons or institutions at the Directors' discretion within the next three months from the date of this resolution up to a maximum of 50 million ordinary fully paid shares in the capital of the Company, such shares to rank *pari passu* in all respects with existing ordinary shares and to be issued at a price not less than market value.

The Company will disregard any votes cast on the resolution by any person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity as a shareholder; and any associate of that person (or those persons) will be disregarded.

Attendance and Voting

The only persons entitled to exercise votes at the special meeting the subject of this notice will be those who are registered as shareholders as at 5 p.m. on 27 November 2001. Only the shares registered in the shareholders' names at that time carry a right to vote at the meeting. The right to vote may be exercised by:

(a) attending and voting in person; or

(b) appointing a proxy (or representative) to attend and vote in place of that shareholder.

The forms of appointment of a proxy and appropriate voting instructions accompany this Notice of Annual General Meeting.

Proxy forms must be deposited at the offices of the Company at the addresses as shown at the beginning of this Notice of Meeting, or sent by facsimile, at least 48 hours before the time of the holding of the meeting.

By order of the Board
BDO Spicers
Secretary

26 October 2001
Wellington

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

OYONG-3 REPORT

Cue Energy Resources Limited is pleased to announce that the Oyong-3 appraisal well has been suspended for potential future production.

$9^5/_8$" casing has been run to 1115 metres and at 6am on 29 October 2001 anchors were being pulled in preparation for the rig being released.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

29 October, 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 SEPTEMBER 2001

QUARTER HIGHLIGHTS

- Oil and gas flow tests at Oyong in Sampang PSC
- Anggur-3 drilling in Sampang PSC
- SE Gobe-10 drilled and completed in SE Gobe oil field
- All legal actions settled

1. PRODUCTION

Cue's oil production revenue received during the quarter from the SE Gobe oil field in PNG was US$1,144,782.41 and equated to 42,379 barrels. Cue did not have any hedging arrangements in place during the quarter.

2. DEVELOPMENT ACTIVITY

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest)
Operator: Chevron

At the end of the quarter the SE Gobe field was producing at a rate of approximately 13,500 barrels of oil per day.

Production continued during the quarter from the SE Gobe-1, -2, -4, -5ST1, -6ST1 and Gobe 7X ST3, SE Gobe-8 and -9 wells. Various wells continued to be shut in intermittently to control gas flaring volumes. A gas injection test was begun in SE Gobe-7.

The SE Gobe-10 well intersected the top Iagifu reservoir two metres high to prediction, with pressure data indicating that the oil water contact is approximately sixteen metres deeper than predicted.

At the end of the quarter, the well was shut in pending remedial work to control water and sand production The remedial work is expected to be undertaken in early November

T/RL1 (Yolla) Retention Lease - Bass Basin, Tasmania (14% Interest)

Operator: Origin Energy

During the quarter, various Yolla predevelopment activities were progressing as planned.

Subsequent to the end of the quarter, Cue sold its 14% interest in the Yolla gas and condensate field, held by its wholly owned subsidiary Galveston Mining Corporation Pty Ltd, to AWE Petroleum Limited. The purchase consideration received was A$6.7 million cash, together with the assumption of various contingent obligations, including royalties.

Cue formed the view that it would have been potentially difficult for it to sustain two concurrent and significant capital development projects, Yolla and Oyong, both requiring large equity capital infusions.

The board of Cue reviewed the respective benefits, risks and costs of the two projects and given the Company's capital requirements, it formed the view that on the balance of probabilities, the sale of the Yolla interest was advisable and that the Sampang interest may offer the potential for greater and more immediate creation of shareholder value.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)

Operator: Santos

No activity during the quarter

PPL 189 - Papuan Basin, PNG (14.894% Interest)

Operator: Santos

Awaiting response from the PNG authorities on the Joint Venture's application for a Retention Lease over the Barikewa gas field (APRL9) and new a licence over the nine graticular blocks to the east of the Retention Lease application area (APPL229).

PPL 190 - Papuan Basin, PNG (10.947% Interest)

Operator: Santos

The new seismic line along the eastern extension of the SE Gobe anticline has been interpreted along with the existing data. A fault dependent prospect, Bilip, has been interpreted on the boundary of PDL-4 and PPL190. Further consideration of Bilip will depend on the results of the Saunders-1X well which will be drilled by the PDL-4 Joint Venture on the SE Gobe anticline to the west of Bilip. Saunders – 1x is expected to begin drilling in mid November 2001.

PPL 193 - Papuan Basin, PNG (7.5% Interest)

Operator: Oil Search

Awaiting response from the PNG authorities to the retention licence application (APRL8) over the Kimu gas discovery.

PPL 194 - Papuan Basin, PNG (100% Interest)

Operator: Cue Energy

No activity during the quarter.

Tanjung Jabung PSC - South Sumatra Basin, Indonesia (76% Interest)

Operator: Wirabuana Petrolindo

There was no activity in the Tanjung Jabung PSC during the quarter. Cue continues to examine options for its interest in the block.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

During the quarter, the Oyong-2 well was drilled to a total depth of 1935 metres with the Wonocolo and Ngrayong objectives being encountered high to prediction. Wireline logging indicated that a two metre zone with oil shows was present from 1833-1835 metres but was of poor reservoir quality. The well was suspended for potential future production from the Mundu Formation and the drilling rig moved to Oyong-1 to begin flow testing the Mundu Formation oil and gas columns intersected in both the Oyong-1 and -2 wells

Oyong-1 encountered a 110 metre gas column between 813-823 metres, overlying an approximately 35-40 metre oil column in the early pliocene Mundu limestone formation. The Mundu Formation in Oyong-1 and Oyong-2 consists of calcarenite, a non reefal granular limestone.

The first test from the interval 927-931 metres in the oil zone flowed 1132 barrels of oil per day with 2.5 million cubic feet of associated gas per day through a 28/64" choke.

The second test flowed 12.4 million cubic feet of gas per day through a 48/64" choke from the interval 855-873 metres in the gas zone, during the initial flow period. The gas contains 0.6 percent carbon dioxide and non hydrogen sulphide.

Oyong-2 was then suspended for potential future production.

The drilling rig moved from the Oyong discovery back to the Anggur structure where Anggur-3 began drilling on 25 August 2001. Subsequent to the end of the quarter Anggur-3 was plugged and abandoned at a depth of 2520 metres, after failing to reach the deeper Ngrayong objective due to mechanical difficulties associated with drilling out of the 7 inch liner.

Minor oil and gas shows were encountered in the shallower Mundu and Wonocolo Formations, indicating the presence of active oil and gas generation and migration in the

After drilling Anggur-3 the drilling rig moved back to the Oyong field to drill the Oyong-3 appraisal well. Subsequent to the end of the quarter the Oyong – 3 well encountered a 19 metre column of oil in the Mundu formation. The oil column was penetrated approximately 20 metres below the gas/oil contact seen in the Oyong – 1 and – 2 wells. Wireline logs and pressure information have indicated an oil/water contact the same as that encountered in Oyong – 1 and –2, indicating a gross oil column in the Oyong structure of approximately 38 metres

EP 363 Carnarvon Basin - Western Australia (10% option)
Operator: Apache Energy

No activity during the quarter.

4. CORPORATE

During the quarter there were a number of changes to the membership of the Cue Board.

Mr Richard Tweedie and Mr Ken Hoolihan were appointed as directors. Mr Tweedie who had previously served as a director of Cue, was also appointed Chairman of the Company. Mr Tweedie is the Managing Director of Todd Energy Limited of New Zealand. Mr Hoolihan is Exploration Manager of Todd Petroleum Mining Company Limited.

Mr Geoffrey Albers also rejoined the Cue Board. Mr Albers founded the Company in 1981 and was Chairman of the Company until March 2000.

The Board also accepted the resignations of Mr Michael Tilley, Mr David Quigg and Mr John Horner.

Cue directors at the end of the quarter were Mr Richard Tweedie, Mr Geoffrey Albers, Mr Ken Hoolihan, Mr Leon Musca, and Mr Andrew Knox.

The Board confirmed the Company's focus on oil and gas exploration and production.

During the quarter, all litigation between Browse Petroleum Pty Ltd and Cue and its directors was settled and Notices of Discontinuance were filed for all court proceedings.

In July 2001, the Company issued 8,471,191 fully paid ordinary shares to the PNG Venture Fund Pty Ltd. the issue was made in satisfaction of the redemption of a preference share placement for US$1 million that was made as part of the project financing arrangements for SE Gobe. The issue of these share was made at a price of A$0.15 per share.

By Order of the Board

Andrew Knox
Director

31 October 2001

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	Quarter Ended 30/09/01 $NZ 000	Year to Date (Three Months) $NZ 000
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	2,741	2,741
b) Payments: for exploration and evaluation	(3,575)	(3,575)
for development	-	-
for production	(408)	(408)
for administration	(391)	(391)
c) Dividends received	-	-
d) Interest and other items of a similar nature received	46	46
e) Interest and other costs of finance paid	(1)	(1)
f) Income taxes paid	(494)	(494)
g) Other (provide details if material)	-	-
h) **NET OPERATING CASH FLOWS**	(2,082)	(2,082)
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	-	-
b) Cash proceeds from sale of prospects	-	-
equity investments	726	726
other fixed assets	-	-
c) Loans to other entities	(246)	(246)
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	480	480
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	-
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	-	-
4. a) ***NET INCREASE (DECREASE) IN CASH HELD**	(1,602)	(1,602)
b) Cash at beginning of quarter/year to date	3,048	3,048
c) Exchange rate adjustments to Item 4(a) above	26	26
d) **CASH AT END OF QUARTER**	1,472	1,472

5. NON-CASH FINANCING AND INVESTING ACTIVITIES

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. FINANCING FACILITIES AVAILABLE

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.	**Amount Available $NZ 000**	**Amount Used $NZ 000**
Overdraft	-	-
TOTAL	-	-

7. ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

	Current Quarter # $NZ 000	**Following Quarter $NZ 000**
a) Exploration and evaluation	3,141	1,944
b) Development	451	614
TOTAL	3,592	2,558

\# The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. RECONCILIATION OF CASH

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	**Current Quarter $NZ 000**	**Previous Quarter $NZ 000**
Cash on hand and at bank	212	758
Deposits at call	1,260	2,290
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	1,472	3,048

9. CHANGES IN INTERESTS IN MINING TENEMENTS

	Tenement Reference	Nature of Interest	Interest at Beginning of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	-	-	-	-
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:	1				
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		8,471,191	8,471,191	N/A	N/A
CONVERTIBLE NOTES:	2				
Of which issued during current quarter:		-	-	-	-
OPTIONS:				Exercise Price Cents	Expiry Date
		200,000	-	AUD23	12/02/02
Of which issued during current quarter		-	-	-	-
DEBENTURES **- Totals only:**		-	-	-	-
UNSECURED NOTES **- Totals only:**		-	-	-	-

Note 1: Preference Share Issue

On 1 August 1996 a 6% preference share placement was made of US$1 million by Cue PNG Holdings Limited. The preference share will, subject to certain conditions, convert into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares between 1 July 1997 and 1 July 2001.

The preference share was converted and the ordinary shares issued during the quarter, resulting in 333,943,755 fully paid ordinary shares on issue.

Note 2: SE Gobe Project Loan

Pursuant to the Loan and Guarantee Agreement with Commonwealth Development Corporation (CDC) the Company has, inter alia, granted to CDC a conversion right whereby US$2.3 million may be converted into ordinary fully paid shares in Cue Energy at a price of A$0.20 at any time on or before 14 October 2001 at the then prevailing exchange rate subject to various adjustments. The loan was repaid subsequent to the end of the quarter.

Andrew Knox
Director

31 October 2001

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 SEPTEMBER 2001

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Development Variation

The variation in the quarter was due to variation in the development programme.

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

APPENDIX B

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 SEPTEMBER 2001

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Tanjung Jabung PSC	Wirabuana Petrolindo Ltd	76.0
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 189	Barracuda Pty Ltd	14.894
PPL 190	"	10.947
PDL 3	"	5.568892
SE Gobe Field Unit	Chevron Niugini Pty Ltd	3.285646
PPL 193	Oil Search Limited	7.5
PPL 194	Toro Oil Pty Ltd +	100.0
Bass Basin - Tasmania		
T/RL1	Origin Energy Resources Ltd	14.0
Cooper/Eromanga Basin - Queensland		
ATP 541P	Tamark Pty Ltd	25.0

+ Toro Oil Pty Ltd is a 100% owned subsidiary of Cue Energy Resources Limited.

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

WITHDRAWL OF SHARE PLACEMENT RESOLUTION

The Directors of Cue Energy Resources Limited ("Cue") have decided to withdraw from consideration at the Annual General Meeting of Shareholders of Cue to be held on 29 November 2001 in Wellington, New Zealand, the Ordinary Resolution whereby shareholders were to be asked to authorise the Directors of the Company to place up to 50 million ordinary fully paid shares within three months from the date of the resolution, at no less than market value.

The Directors have made this decision as additional funding for the company is not required at this time.

Any enquiries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

15 November, 2001

Cue Energy Resources Limited
A.B.N. 45 066 383 971

02 DEC -5 AM 9:

RELEASE

CHANGES TO CUE BOARD OF DIRECTORS

The Board welcomes Mr Richard Tweedie and Mr Ken Hoolihan, both of Todd Petroleum Mining Company Limited, as directors of Cue. Mr Tweedie has previously served as a director of Cue.

Mr Tweedie is the Managing Director of Todd Energy Limited of New Zealand. Todd Energy Limited is involved in oil and gas exploration and production (Maui and Kapuni fields), gas wholesaling and retailing, electricity generation and the sale of electricity. Todd is also a coal producer. Mr Tweedie holds a number of directorships and is a member of the New Zealand Business Roundtable. Mr Tweedie is a law graduate of the Victoria University of Wellington, New Zealand.

Mr Hoolihan is Exploration Manager of Todd Petroleum Mining Co Ltd. and has 24 years experience in the upstream oil and gas industry with exploration and production companies. Mr Hoolihan has a Masters of Science (Honours) in Geology.

The Board has accepted the resignations of Mr Michael Tilley, Mr David Quigg and Mr John Horner, and thanks them for their past efforts on behalf of the Company.

Cue directors will now be Mr Richard Tweedie, Mr Ken Hoolihan, Mr Leon Musca and Mr Andrew Knox.

The Board looks forward to vigorously continuing the company focus on oil and gas exploration and production.

Andrew Knox
Director

16 July 2001

02 DEC -5 AM 9:

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

SE GOBE-10 DEVELOPMENT WELL - PAPUA NEW GUINEA

Cue Energy announces that the SEG-10 well spudded at 6:30 pm on 15th July 2001.

The SEG-10 well will be drilled as a deviated hole from the SEG-2 well pad to a bottom hole location approximately 700 metres ENE of the SEG-2 well. SEG-10 will provide an additional oil production point in the SEG-2 fault segment of the field.

The well is expected to take approximately 50 days to drill and complete.

Participants in the SE Gobe Unit are:

Cue Energy	3.20%
Chevron	7.94% (Operator)
Oil Search	20.27%
Orogen Minerals	24.47%
Southern Highlands Petroleum	23.09%
Santos Limited	10.29%
ExxonMobil	5.95%
Merlin Petroleum	2.78%
Petroleum Resources Gobe	2.00%

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

July 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

02 DEC -5

RELEASE

DRILLING REPORT

OYONG-2 WELL - INDONESIA

- Cue Energy Resources Limited (Cue) announces that at 6am 20th July 2001, the Oyong-2 well in the Sampang PSC offshore East Java, was at a depth of 1500 metres with no drilling progress due to the 11¾" liner becoming stuck. Most of the liner has now been recovered from the hole.

  The forward plan is to run a $9^5/_8$" liner to 1500 metres and drill an $8^1/_2$" hole to the planned total depth of 2280 metres.

  At that time hydrocarbons encountered will be evaluated, including flow testing the oil and gas columns already encountered in carbonates of the Mundu Formation.

  Oyong-2 is located approximately 125 metres north of the Oyong-1 discovery well and is designed to appraise the gas and oil zones penetrated in the Oyong-1 well and to drill the deeper Wonocolo and Ngrayong primary objectives that could not be reached in Oyong-1.

- Oyong-2 is located in 41.4 metres of water at:

Latitude:	07° 17' 22.66"S
Longitude:	113° 21' 44.32"E

The well is programmed to a total depth of 2280 metres.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

SE Gobe-10 development Well - Papua New Guinea

Cue Energy announces that at 5am on 20th July 2001 the SEG-10 well was at 290 metres and drilling ahead.

The SEG-10 well is being drilled as a deviated hole from the SEG-2 well pad to a bottom hole location approximately 700 metres ENE of the SEG-2 well. SEG-10 will provide an additional oil production point in the SEG-2 fault segment of the field and will access incremental oil. It is expected that the well will be brought on production immediately and will contribute incremental production of approximately 2,500 barrels of oil per day.

The well is expected to take approximately 50 days to drill and complete.

Participants in the SE Gobe Unit are:

Cue Energy	3.29%
Chevron	7.94% (Operator)
Oil Search	20.27%
Orogen Minerals	24.47%
Southern Highlands Petroleum	23.09%
Santos Limited	10.29%
ExxonMobil	5.95%
Merlin Petroleum	2.78%
Petroleum Resources Gobe	2.00%

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

20th July 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

OYONG-2 WELL - INDONESIA

Cue Energy Resources Limited (Cue) announces that at 6am 24th July 2001, a $9^5/_8$: liner had been run and cemented at 1498 metres and preparations were underway to drill ahead.

The forward plan is to drill an $8^1/_2$" hole to the planned total depth of 2280 metres.

At that time hydrocarbons encountered will be evaluated, including flow testing the oil and gas columns already encountered in carbonates of the Mundu Formation.

Oyong-2 is located approximately 125 metres north of the Oyong-1 discovery well and is designed to appraise the gas and oil zones penetrated in the Oyong-1 well and to drill the deeper Wonocolo and Ngrayong primary objectives that could not be reached in Oyong-1.

Oyong-2 is located in 41.4 metres of water at:

Latitude: 07° 17' 22.66"S
Longitude: 113° 21' 44.32"E

The well is programmed to a total depth of 2280 metres.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

SE Gobe-10 development Well - Papua New Guinea

Cue Energy announces that at 5am on 20th July 2001 the SEG-10 well was at 1074 metres and cementing $13^3/_8$" casing.

The SEG-10 well is being drilled as a deviated hole from the SEG-2 well pad to a bottom hole location approximately 700 metres ENE of the SEG-2 well. SEG-10 will provide an additional oil production point in the SEG-2 fault segment of the field and will access incremental oil. It is expected that the well will be brought on production immediately and will contribute incremental production of approximately 2,500 barrels of oil per day.

The well is expected to take approximately 50 days to drill and complete.

Participants in the SE Gobe Unit are:

Cue Energy	3.29%
Chevron	7.94% (Operator)
Oil Search	20.27%
Orogen Minerals	24.47%
Southern Highlands Petroleum	23.09%
Santos Limited	10.29%
ExxonMobil	5.95%
Merlin Petroleum	2.78%
Petroleum Resources Gobe	2.00%

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

24th July 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

OYONG-2 WELL - INDONESIA

Cue Energy Resources Limited (Cue) announces that at 6am 27th July 2001, Oyong-2 was at 1900 metres and bleeding down pressure prior to conditioning the well and drilling ahead.

The forward plan is to drill an $8^1/_2$" hole to the planned total depth of 2280 metres.

At that time hydrocarbons encountered will be evaluated, including flow testing the oil and gas columns already encountered in carbonates of the Mundu Formation.

Oyong-2 is located approximately 125 metres north of the Oyong-1 discovery well and is designed to appraise the gas and oil zones penetrated in the Oyong-1 well and to drill the deeper Wonocolo and Ngrayong primary objectives that could not be reached in Oyong-1.

Oyong-2 is located in 41.4 metres of water at:

Latitude:	07° 17' 22.66"S
Longitude:	113° 21' 44.32"E

The well is programmed to a total depth of 2280 metres.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

SE Gobe-10 development Well - Papua New Guinea

Cue announces that at 5am on 27th July 2001 the SEG-10 well was at 1127 metres in the Ieru Formation and was running in the hole to begin directional drilling.

The SEG-10 well is being drilled as a deviated hole from the SEG-2 well pad to a bottom hole location approximately 700 metres ENE of the SEG-2 well. SEG-10 will provide an additional oil production point in the SEG-2 fault segment of the field and will access incremental oil. It is expected that the well will be brought on production immediately and will contribute incremental production of approximately 2,500 barrels of oil per day.

The well is expected to take approximately 50 days to drill and complete.

Participants in the SE Gobe Unit are:

Cue Energy	3.29%
Chevron	7.94% (Operator)
Oil Search	20.27%
Orogen Minerals	24.47%
Southern Highlands Petroleum	23.09%
Santos Limited	10.29%
ExxonMobil	5.95%
Merlin Petroleum	2.78%
Petroleum Resources Gobe	2.00%

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

27th July 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 JUNE 2001

QUARTER HIGHLIGHTS

- Oil and gas discovery at Oyong in Sampang PSC
- Preparations for drilling SE Gobe-10 in SE Gobe oil field
- Negotiations continued on selling Cue's share of Yolla gas production

1. PRODUCTION

Cue's oil production revenue received during the quarter from the SE Gobe oil field in PNG was US$1,218,886.53 and equated to 43,324 barrels. Cue did not have any hedging arrangements in place during the quarter.

2. DEVELOPMENT ACTIVITY

PDL 3 - SE Gobe Field, PNG (5.568892% interest)

Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest)

Operator: Chevron

At the end of the quarter the SE Gobe field was producing at a rate of approximately 14,000 barrels of oil per day.

Production continued during the quarter from the SE Gobe-1, -2, -4, -5ST1, -6ST1 and Gobe 7X ST3, SE Gobe-8 and -9 wells. Various wells continued to be shut in intermittently to control gas flaring volumes. Preparation was made for a gas injection test in SE Gobe-7. Subsequent to the end of the quarter, the SE Gobe-10 well was spudded.

The SE Gobe-10 well is being drilled as a deviated hole from the SE Gobe-2 well pad to a bottom hole location approximately 700 metres ENE of the SE Gobe-2 well. SE Gobe-10 will provide an additional oil production point in the SE Gobe-2 fault segment of the field and will access incremental oil. It is expected that the well will be brought on production immediately and will contribute incremental production of approximately 2,500 barrels of oil per day.

Reserves

During the quarter, Chevron, the Operator for the SE Gobe field, released the May 2001, SE Gobe Reserves Report which shows that at the 30 April 2001, the field reserves were estimated to be;

	MMSTB				
Project / Field	Cum Prod as of 30 April 2001	Remaining Proved Reserves	Remaining Probable Reserves	Remaining Possible Reserves	3P Ultimate Recovery
SE Gobe	16.2	19.6	2.5	5.9	44.2

Reserves at 30 April 2000 were estimated to be:

	11.8	24.1	3.1	6.7	45.7
Change	+4.4	-4.5	-0.6	-0.8	-1.5

Estimated 3P gas reserves are unchanged at 270 BCF.

Unit Redetermination

During the quarter, the PDL-4 licence group called for a final redetermination of unit oil participation factors. The Unit Operating Committee had unanimously agreed in 2000 that the final redetermination would be extended by one year to 2001. Either licence group could call for a redetermination on the basis that the oil in place volume, as redetermined, would only vary by ±3%. The PDL-3 group, of which Cue is a member, proposed no change.

The equity split was 59% PDL-3 and 41% PDL-4.

Subsequent to the end of the quarter the Gobe Unit Operating Committee voted in favour of no change. Individual unit participation factors will therefore, remain unchanged. Cue's unit interest is 3.285646% with a current overlift interest of 3.8565% (to recover past under lifted barrels).

T/RL1 (Yolla) Retention Lease - Bass Basin, Tasmania (14% Interest)

Operator: Origin Energy

In April 2001, the T/RL1 Joint Venture approved a pre-project sanction budget for the period April to November 2001 of A$9.2 million (Cue share A$1.3 million). This budget covers preliminary engineering and various onshore and offshore geotechnical and topographic surveys. It also covers environmental and regulatory approval processes, as well as reservoir development planning. Activities covered by this budget are progressing as planned, in preparation for a Joint Venture project approval decision in late 2001.

During the quarter, Cue began negotiations with Origin Energy Retail Ltd for the possible sale of its 100% owned subsidiary Galveston Mining Corporation Pty Ltd's 14% share of gas production from the field. Negotiations towards a Heads of Agreement continued at the end of the quarter. Subsequent to the end of the quarter, Australian Worldwide Exploration Limited and CalEnergy Gas (UK) Ltd announced that they had signed separate Gas Sales Agreements with Origin Energy Retail Limited for the sale of their share of Yolla gas production. This is a major step forward for the Yolla project.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)

Operator: Santos

No activity during the quarter

PPL 189 - Papuan Basin, PNG (14.894% Interest)

Operator: Santos

Awaiting response from the PNG authorities on the Joint Venture's application for a Retention Lease over the Barikewa gas field and new a licence over the nine graticular blocks to the east of the Retention Lease application area.

PPL 190 - Papuan Basin, PNG (10.947% Interest)

Operator: Santos

The licence remains in suspension.

The acquisition of a joint PDL-4 and PPL190 seismic line along the eastern extension of the Gobe anticline covering the Saunders and SE Gobe footwall leads was completed during the quarter. The line was being processed at the end of the quarter.

PPL 193 - Papuan Basin, PNG (7.5% Interest)

Operator: Oil Search

In addition to the application for a Retention Licence over the Kimu gas field, the Joint Venture has applied for a new Petroleum Prospecting Licence over the most prospective portion of PPL193 outside the Retention Licence area. The Minister has given Consent to Surrender PPL193 and the Joint Venture has relinquished all blocks outside the Retention Licence application area. During the quarter the Minister offered to grant the new Petroleum Prospecting Licence. Cue has declined to be a party to the New Licence.

PPL 194 - Papuan Basin, PNG (100% Interest)

Operator: Cue Energy

No activity during the quarter.

Tanjung Jabung PSC - South Sumatra Basin, Indonesia (76% Interest)

Operator: Wirabuana Petrolindo

There was no activity in the Tanjung Jabung PSC during the quarter. Cue continues to examine options for its interest in the block.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

Anggur Utara-1 spudded on 2 April 2001 and was plugged and abandoned on 17 April 2001 at a total depth of 1110 metres after failing to encounter any gas zones of commercial significance. Anggur Utara-1 was drilled 1.25 kilometres north of Anggur-1, which blew out and caught fire in late 2000. The well was designed to determine whether the shallow gas zones seen in Anggur-1 contained potentially commercial volumes of gas.

A second crestal test of the Anggur structure, Anggur-2, spudded on 21 April 2001 and on 23 April, the well experiences an uncontrolled flow while drilling ahead at 409 metres. The drilling vessel was moved off location without damage or any injuries. The drilling vessel was moved to Oyong-1 which is located 37 kilometres east of Anggur-2.

Oyong-1 spudded on 5 May 2001 and was suspended in early June at 1068 metres after penetrating gas (110 metre) and oil (±22 metre) columns in limestones of the Early Pliocene Mundu formation. Pressure related drilling difficulties did not allow the well to be drilled to its planned total depth of 2271 metres.

An appraisal well, Oyong-2, was spudded on 13 June 2001 approximately 125 metres north of the Oyong-1 discovery well. The Mundu limestone was penetrated 33 metres high to prediction. Five cores were cut with moderate recovery. Wire line logs were run and confirmed a gas column of 110 metres and a gross oil column of up to a possible 40 metres.

At the end of the quarter the well was at a depth of 1006 metres. The forward plan was to drill to the planned total depth of 2280 metres at which time, hydrocarbons encountered would be evaluated, including flow testing the oil and gas columns encountered in carbonates of the Mundu Formation.

After testing, it is expected the drilling rig will move back to the Anggur structure to drill Anggur-3.

EP 363 Carnarvon Basin - Western Australia (10% option)

Operator: Apache Energy

No activity during the quarter.

ATP 541P Eromanga/Cooper Basin - Queensland (25% Interest)

Operator: Tamark Pty Ltd

The Joint Venture has agreed to not renew the permit due to lack of further prospectivity in the block.

4. CORPORATE

During and subsequent to the quarter, Cue sold 1,950,965 Australian Worldwide Exploration (AWE) shares and 656,271 Natural Gas Australia Options. Cue currently holds 5,411,409 shares in Bambuu Ltd, 3,825,000 shares in Data and Commerce Ltd and 1,174,413 shares in currently unlisted Methanol Australia Ltd (formerly escape3d. Limited).

On 2 April 2001, the Company made a placement of 28.2 million shares at an issue price of A$0.04 per share to a new investor.

Subsequent to the end of the quarter, the company announced that it had issued 8,471,191 new ordinary shares credited as fully paid in Cue Energy Resources Limited to the PNG Venture Fund Pty Ltd. The issue of these shares was made at a price of A$0.15 per share. On 1 August 1996, a 6% preference share placement was made for US$1 million by Cue PNG Holdings Limited as part of the project financing arrangements for SE Gobe. The preference share was, subject to certain conditions, to convert into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares. The issue has been made in satisfaction of the redemption of this preference share.

During the quarter, the Company announced that it had instructed its solicitors to issue notices pursuant to the New Zealand Stock Exchange Listing Rules and Company's Constitution in relation to various securities which the Directors believed were "Defaulter's Securities" in relation to the notice and pause rules prescribed in the Listing Rules and the Company's Constitution.

The Company's solicitors were also instructed to commence proceedings in the High Court, Wellington in respect of certain shareholders having breached the requirements of the New Zealand Securities Amendment Act 1988. Proceedings seeking an order restraining those security holders from transferring or dealing in those shares were filed in the High Court of New Zealand.

During the quarter, Browse Petroleum Pty Ltd sought to challenge, in the Wellington High Court, the disallowance by Cue's then Chairman of a number of votes cast at Cue's

Special General Meeting on 30 March 2001, and also to have the placement of 28.2 million new shares cancelled.

Cue undertook not to take any formal steps to pursue any form of further equity capital raising and the defendants in Cue's proceeding undertook not to requisition a further meeting until the above hearing.

During the quarter, Browse Petroleum, Todd Petroleum Mining Corporation Limited and Anzoil NL sought a ruling from the Market Surveillance Panel of the New Zealand Stock Exchange as to whether the shareholders, whose votes were disallowed at Cue's Special General Meeting on 30 march 2001, were Defaulters under the Notice and pause provisions of the listing rules.

The panel subsequently ruled the share holders were not in breach of those provisions and were not Defaulters.

On 1 June 2001, Cue filed judicial review proceedings in respect of the Panel's decision, as it believed that the decision made a number of errors of law and that the process followed involved procedural deficiencies, which breached the rules of natural justice.

During the quarter Cue appointed David Quigg and John Horner as directors of Cue. Both had been alternate directors of the Company and are corporate lawyers practising in Wellington, New Zealand.

Subsequent to the end of the quarter, Mr Quigg and Mr Horner resigned as directors, as did Mr Michael Tilley, the Company's Chairman and Mr Richard Tweedie, Managing Director of Todd Energy Limited of New Zealand, and Mr Ken Hollihan, Exploration Manager of Todd, were appointed to the board.

By Order of the Board

Andrew Knox
Director

July 2000

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.

	Quarter Ended 30/06/01 $NZ 000	Year to Date (Twelve Months) $NZ 000
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	2,967	11,475
b) Payments: for exploration and evaluation	(3,714)	(10,478)
for development	(35)	(4,399)
for production	(518)	(4,254)
for administration	(897)	(2,313)
c) Dividends received	-	-
d) Interest and other items of a similar nature received	54	458
e) Interest and other costs of finance paid	(78)	(574)
f) Income taxes paid	(230)	(230)
g) Other (provide details if material)	-	
h) **NET OPERATING CASH FLOWS**	(2,451)	(10,315)
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	(2,328)
other fixed assets	(20)	(41)
b) Cash proceeds from sale of prospects	-	-
equity investments	888	5,390
other fixed assets	-	18
c) Loans to other entities	-	(640)
d) Loans repaid by other entities	-	673
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	868	3,072
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	1,355	1,355
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	620
d) Repayments of borrowings	(38)	(3,254)
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	1,317	(1,279)
4. a) ***NET INCREASE (DECREASE) IN CASH HELD**	(266)	(8,522)
b) Cash at beginning of quarter/year to date	3,160	10,889
c) Exchange rate adjustments to Item 4(a) above	154	681
d) **CASH AT END OF QUARTER**	3,048	3,048

5. **NON-CASH FINANCING AND INVESTING ACTIVITIES**

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. **FINANCING FACILITIES AVAILABLE**

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.

	Amount Available $NZ 000	Amount Used $NZ 000
Overdraft	-	-
TOTAL	-	-

7. **ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS**

	Current Quarter # $NZ 000	Following Quarter $NZ 000
a) Exploration and evaluation	4,574	3,141
b) Development	474	451
TOTAL	5,048	3,592

The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. **RECONCILIATION OF CASH**

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	Current Quarter $NZ 000	Previous Quarter $NZ 000
Cash on hand and at bank	758	8
Deposits at call	2,290	3,152
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	3,048	3,160

9. **CHANGES IN INTERESTS IN MINING TENEMENTS**

	Tenement Reference	Nature of Interest	Interest at Beginning of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	-	-	-	-
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. **ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER**

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:	1				
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		325,472,564	325,472,564	N/A	N/A
Of which issued during current quarter:		28,200,000	28,200,000	N/A	N/A
CONVERTIBLE NOTES:	2				
Of which issued during current quarter:		-	-	-	-
OPTIONS:				Exercise Price Cents	Expiry Date
		200,000	-	AUD23	12/02/02
Of which issued during current quarter		-	-	-	-
DEBENTURES - Totals only:		-	-	-	-
UNSECURED NOTES - Totals only:		-	-	-	-

Note 1: Preference Share Issue

On 1 August 1996 a 6% preference share placement was made of US$1 million by Cue PNG Holdings Limited. The preference share will, subject to certain conditions, convert into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares between 1 July 1997 and 30 June 2001. The preference share was converted and the ordinary shares issued subsequent to the end of the quarter, resulting in 333,943,755 fully paid ordinary shares on issue.

Note 2: SE Gobe Project Loan

Pursuant to the Loan and Guarantee Agreement with Commonwealth Development Corporation (CDC) the Company has, inter alia, granted to CDC a conversion right whereby US$2.3 million may be converted into ordinary fully paid shares in Cue Energy at a price of A$0.20 at any time on or before 14 October 2001 at the then prevailing exchange rate subject to various adjustments.

Andrew Knox
Director

July 2001

APPENDIX B

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 JUNE 2001

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Tanjung Jabung PSC	Wirabuana Petrolindo Ltd	76.0
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 189	Barracuda Pty Ltd	14.894
PPL 190	"	10.947
PDL 3	"	5.568892
SE Gobe Field Unit	Chevron Niugini Pty Ltd	3.285646
PPL 193	Oil Search Limited	7.5
PPL 194	Toro Oil Pty Ltd +	100.0
Bass Basin - Tasmania		
T/RL1	Origin Energy Resources Ltd	14.0
Cooper/Eromanga Basin - Queensland		
ATP 541P	Tamark Pty Ltd	25.0

+ Toro Oil Pty Ltd is a 100% owned subsidiary of Cue Energy Resources Limited.

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 JUNE 2001

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Development Variation

The variation in the quarter was due to variation in the development programme.

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

OYONG-2 WELL - INDONESIA

Cue Energy Resources Limited (Cue) announces that the Oyong-2 well has reached a total depth of 1935 metres. The Wonocolo and Ngrayong objectives were encountered high to prediction. Wire line logging has indicated that a 2 metre zone with oil shows is present from 1833 - 1835 metres but is of poor reservoir quality. The occurrence of this zone, while poorly developed in Oyong-2, is encouraging for the other structures in the PSC, in particularly the Anggur structure.

The forward plan is to suspend Oyong-2 for potential future production use and to move back to Oyong-1 to begin testing the oil and gas columns that were encountered in the Mundu Formation in both wells. The testing is expected to take a minimum of 10 days after which the rig will move to drill the Anggur-3 well.

Oyong-2 is located approximately 125 metres north of the Oyong-1 discovery well and is located in 41.4 metres of water at:

Latitude:	07° 17' 22.66"S
Longitude:	113° 21' 44.32"E

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

SE Gobe-10 Development Well - Papua New Guinea

Cue announces that at 5am on 3rd August 2001 the SEG-10 well was running a wiper trip after logging at 2081 metres. The forward plan is to run $9^{5}/_{8}$" casing and drill ahead to the lagifu oil reservoir.

The SEG-10 well is being drilled as a deviated hole from the SEG-2 well pad to a bottom hole location approximately 700 metres ENE of the SEG-2 well. SEG-10 will provide an additional oil production point in the SEG-2 fault segment of the field and will access incremental oil. It is expected that the well will be brought on production immediately and will contribute incremental production of approximately 2,500 barrels of oil per day.

The well is expected to take approximately 50 days to drill and complete.

Participants in the SE Gobe Unit are:

Cue Energy	3.29%
Chevron	7.94% (Operator)
Oil Search	20.27%
Orogen Minerals	24.47%
Southern Highlands Petroleum	23.09%
Santos Limited	10.29%
ExxonMobil	5.95%
Merlin Petroleum	2.78%
Petroleum Resources Gobe	2.00%

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

3 August 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

CHAIRMAN APPOINTED

Cue Energy Resources Limited is pleased to announce Mr Richard Tweedie has been appointed Chairman of the Company.

Mr Tweedie is the Managing Director of Todd Energy Limited of New Zealand. Todd Energy Limited is involved in oil and gas exploration and production (Maui (6.25%), Kapuni (50%) and Pohokura (15%) fields), gas wholesaling and retailing, electricity generation and the sale of electricity. . Mr Tweedie holds a number of directorships and is a member of the New Zealand Business Roundtable. Mr Tweedie is a law graduate of the Victoria University of Wellington, New Zealand.

Todd Energy currently holds a 9.8% interest in Cue and has been a substantial shareholder in the Company since 1997.

Andrew Knox
Director

7th August 2001

Notice of Director's Interests

Section 205G of the Corporations Law

02 DEC -5 AM 9:

This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their own independent legal advice in relation to the form and completion of it.

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

You need to complete sections 1 and 3 if the notice is an initial notice. You need to complete sections 2 and 3 if the notice is an updating notice.

1. Initial notice

section 205G(3), (4)

name of director	Richard Tweedie
name of company	Cue Energy Resources Limited
date of appointment (if sec 205G(3)(a) notice)	9th July 2001
or	
date of listing (if sec 205G(3)(b) notice)	

You need to complete sections 2 and 3 if the notice is on a change of interests.

2. Updating notice

section 205G(4)

name of director	
name of company	
date of last notification to ASX	
date director's interest changed	

3. I disclose the following information to ASX

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
I have a relevant interest in the following securities of the company or a related body corporate. Type of security: Ordinary Shares Number of securities:	
488,530	Beneficial in the name of R Tweedie Super Fund
18,150,000	Beneficial in the name of Todd Petroleum Mining Company Limited
15,000,000	Beneficial in the name of Todd Tasman Oil Ltd

Section 205G(1)(b)
I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate. NIL.. ....

Additional information may be attached if the space provided in this form is insufficient.

Sign here .... date 8 August, 20001
Director

(Securities Amendment Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (*section 20(3)*)
- [ ] Notice that a person has ceased to be a substantial security holder (*section 21(3)*)
- [x] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (*section 21(1)*)
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (*section 22*)

1*. Name of public issuer: CUE ENERGY RESOURCES LIMITED

Name of substantial security holder: ERNEST GEOFFREY ALBERS

Address of substantial security holder: 25TH FLOOR, 500 COLLINS STREET, MELBOURNE, VICTORIA, AUSTRALIA

Contact name for queries: E.G. ALBERS

Telephone number: (61-3) 9629 6100

2*. Total number of voting securities of the public issuer in which a relevant interest is held: 47,935,967

Total number of voting securities issued by public issuer: 333,943,755

Total percentage: 14.35%

Class of voting securities: ORDINARY

Number of votes attached to each voting security in that class: ONE

3*.

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a relevant interest is held	5,421,647	42,514,320
Percentage held at date of THIS notice	1.62%	12.73%
Percentage held at date of LAST notice (if any)	1.40%	11.91%

4*. DETAILS OF EACH RELEVANT INTEREST

	BENEFICIAL	NON-BENEFICIAL
5*. Name(s) of registered holder(s)	SEE ATTACHED	SEE ATTACHED
6*. Date(s) of transaction(s)	SEE ATTACHED	SEE ATTACHED
Provision(s) of section 5		SECTION 5(2)(C)
7*. Number of voting securities	SEE ATTACHED	SEE ATTACHED
Consideration (expressed in NZ$)	SEE ATTACHED	SEE ATTACHED

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known): SHARE MARKET TRANSACTIONS

8*. Relevant documentation-

- forms part of this notice .... [ ]
- is not required to be filed .... [ ]
- has already been filed with the notice dated .... [ ]

9*. Number of pages that accompany this notice (if any): 1

Date of last notice (if any): 4/7/2001

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates: OCTANEX N.L.

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

Signature (unless filed by electronic means other than facsimile): [signature]

Full name: ERNEST GEOFFREY ALBERS

Date: 8/8/2001

SECURITIES AMENDMENT ACT 1988

STATEMENT OF BENEFICIAL AND NON-BENEFICIAL RELEVANT INTERESTS

FOR E.G. ALBERS

Summary of Beneficial Relevant Interests [Section 5(1)]	Before Change	After Change	Date of Change
Direct	**No. of Shares**	**No. of Shares**	
Ernest Geoffrey Albers	4,016,433	4,016,433	-
Ernest Geoffrey Albers & Pamela Joy Albers	655,214	655,214	-
Sacrosanct Pty Ltd (Superannuation Fund A/c)	NIL	750,000	31/8/2001
TOTAL	4,671,647	5,421,647	

Summary of Non-Beneficial Relevant Interests [Section 5(2)(c)]	Before Change	After Change	Date of Change
Direct	**No. of Shares**	**No. of Shares**	
Browse Petroleum Pty Ltd	11,354,180	11,354,180	-
Octanex NL	28,423,640	31,160,140	2/8/2001 & 3/8/2001
TOTAL	39,777,820	42,514,320	

TOTAL	44,449,467	47,935,967

(Securities Amendment Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (*section 20(3)*)
- [ ] Notice that a person has ceased to be a substantial security holder (*section 21(3)*)
- [x] ✓ Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (*section 21(1)*)
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (*section 22*)

1*. CUE ENERGY RESOURCES LIMITED

Name of public issuer

OCTANEX N.L.

Name of substantial security holder

25TH FLOOR, 500 COLLINS STREET, MELBOURNE, VICTORIA, AUSTRALIA

Address of substantial security holder

E.G. ALBERS

Contact name for queries

(61-3) 9629 6100

Telephone number

2*. 31,161,140

Total number of voting securities of the public issuer in which a relevant interest is held

333,943,755

Total number of voting securities issued by public issuer

9.33%

Total percentage

ORDINARY

Class of voting securities

ONE

Number of votes attached to each voting security in that class

3*.

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
31,161,140	NIL
Number of voting securities of the class in which a beneficial relevant interest is held	Number of voting securities of the class in which a non-beneficial relevant interest is held
9.33%	N/A
Percentage held at date of THIS notice	Percentage held at date of THIS notice
8.510%	N/A
Percentage held at date of LAST notice (if any)	Percentage held at date of LAST notice (if any)

4*. DETAILS OF EACH RELEVANT INTEREST

Beneficial		Non-beneficial	
5*. Name(s) of registered holder(s)	OCTANEX N.L.	Name(s) of registered holder(s)	N/A
6*. Date(s) of transaction(s)	2/8/2001 3/8/2001	Provision(s) of section 5	N/A
		Date(s) of transaction(s)	N/A
7*. Number of voting securities	2,736,500	Number of voting securities	N/A
Consideration (expressed in NZ$)	(NZ)$225,000 (approx)	Consideration (expressed in NZ$)	N/A

SHARE MARKET PURCHASES

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation-

forms part of this notice ....

is not required to be filed ....

has already been filed with the notice dated ....

9*. NIL

Number of pages that accompany this notice (if any)

4/7/2001

Date of last notice (if any)

ERNEST GEOFFREY ALBERS

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

Signature (unless filed by electronic means other than facsimile)

ERNEST GEOFFREY ALBERS

Full name DIRECTOR

8/8/2001

Date

(*Securities Amendment Act 1988*)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (*section 20(3)*)
- [ ] Notice that a person has ceased to be a substantial security holder (*section 21(3)*)
- [✓] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (*section 21(1)*)
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (*section 22*)

1*. CUE ENERGY RESOURCES LIMITED
Name of public issuer

OCTANEX N.L.
Name of substantial security holder

25TH FLOOR, 500 COLLINS STREET, MELBOURNE, VICTORIA, AUSTRALIA
Address of substantial security holder

E.G. ALBERS
Contact name for queries

(61-3) 9629 6100
Telephone number

2*. 31,161,140
Total number of voting securities of the public issuer in which a relevant interest is held

333,943,755
Total number of voting securities issued by public issuer

9.33%
Total percentage

ORDINARY
Class of voting securities

ONE
Number of votes attached to each voting security in that class

3*.	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a (non-)beneficial relevant interest is held	31,161,140	NIL
Percentage held at date of THIS notice	9.33%	N/A
Percentage held at date of LAST notice (if any)	8.510%	N/A
4*.	DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST
5*. Name(s) of registered holder(s)	OCTANEX N.L.	N/A
6*. Date(s) of transaction(s)	2/8/2001 3/8/2001	N/A
Provision(s) of section 5		N/A
7*. Number of voting securities	2,736,500	N/A
Consideration (expressed in NZ$)	(NZ)$225,000 (approx)	N/A

SHARE MARKET PURCHASES
Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation-
forms part of this notice .... [ ]
is not required to be filed .... [ ]
has already been filed with the notice dated .... [ ]

9*. NIL
Number of pages that accompany this notice (if any)

4/7/2001
Date of last notice (if any)

ERNEST GEOFFREY ALBERS
Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]
Signature (unless filed by electronic means other than facsimile)

ERNEST GEOFFREY ALBERS
Full name DIRECTOR

8/8/2001
Date

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

ALL LITIGATION SETTLED

Cue Energy Resources Limited (Cue) is pleased to announce that it and Browse Petroleum Pty Ltd (Browse) have today reached agreement for a full and final settlement of all disputes and litigation between Cue and its directors of the one part and Browse of the other.

The litigation has consisted of proceedings in the New Zealand High Court whereby by proceedings CP37/01 Browse took action against Cue and its directors, and by proceedings CP83/01 Cue took action against Browse and other parties, and by proceedings CP151/01 Cue sought a judicial review of a decision of the Market Surveillance Panel of the New Zealand Stock Exchange.

Cue and Browse are now immediately proceeding forward with the filing of Notices of Discontinuance in respect of all these Court proceedings.

Cue wishes to thank and commend all parties involved in the settlement process for their efforts in bringing all litigation to an end and for the high regard and priority given to the overall interests of the Company going forward. The settlement of litigation will allow Cue's management and new Board to concentrate on Cue's exciting existing projects and future prospects.

Any enquiries regarding this announcement should be directed to the Company on telephone 03 9629 7577.

Andrew Knox
Director

9 August 2001

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

OYONG-2 WELL - INDONESIA

Cue Energy Resources Limited (Cue) announces that the Oyong-2 well has been suspended for potential future production from the Mundu Formation oil and gas zones. The drilling rig has been moved 125 metres south to Oyong-1 and is preparing to test the oil and gas columns that were encountered in the Mundu Formation in both wells. Minor mechanical difficulties have been experienced in connecting the blow out preventer. At 6am 10 August 2001, the blow out preventer was being tested prior to re-entering the well for flow testing. It is expected that a flow test of the oil zone will begin shortly to be followed by a flow test of the gas zone.

The testing is expected to take approximately 10 days after which the rig will move to drill the Anggur-3 well.

Oyong-2 is located approximately 125 metres north of the Oyong-1 discovery well and is located in 41.4 metres of water at:

Latitude:	07° 17' 22.66"S
Longitude:	113° 21' 44.32"E

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

SE Gobe-10 Development Well - Papua New Guinea

Cue announces that at 5am on 10th August 2001 the SEG-10 well was running a wiper trip during logging at the total vertical depth of 2382 metres. The Iagifu reservoir sandstone was penetrated at 2261 metres (true vertical depth) with oil shows.

The SEG-10 well is being drilled as a deviated hole from the SEG-2 well pad to a bottom hole location approximately 700 metres ENE of the SEG-2 well. SEG-10 will provide an additional oil production point in the SEG-2 fault segment of the field and will access incremental oil. It is expected that the well will be brought on production immediately and will contribute incremental production of approximately 2,500 barrels of oil per day.

Participants in the SE Gobe Unit are:

Cue Energy	3.29%
Chevron	7.94% (Operator)
Oil Search	20.27%
Orogen Minerals	24.47%
Southern Highlands Petroleum	23.09%
Santos Limited	10.29%
ExxonMobil	5.95%
Merlin Petroleum	2.78%
Petroleum Resources Gobe	2.00%

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

10 August 2001

Cue Energy Resources Limited
A.B.N. 45 066 383 971

02 DEC -5 AM 9:17

RELEASE

DIRECTOR APPOINTED

Cue Energy Resources Limited (Cue) is pleased to announce Mr E. Geoffrey Albers has rejoined the Cue board.

Mr Albers founded the Company in 1981 and was Chairman of the Company until March 2001.

Andrew Knox
Director

14th August 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

OYONG-1 WELL FLOWS OIL

Santos (Sampang) Pty Ltd, the Operator of the Sampang PSC offshore East Java, has advised that the Oyong-1 well has flowed oil from the first of two drill stem tests to be conducted in the well. Oyong-1 encountered a 110 metre gas column between 813m and 923 metres overlying an approximately 35-40 metre oil column in the early Pliocene Mundu Formation. The Mundu Formation in Oyong-1 and Oyong-2 consists of calcarenite, a non reefal, granular limestone.

The well flowed 762 barrels of 41.9 degree API oil per day accompanied by 1.22 million cubic feet of gas per day through a 24/64" (9.5 millimetres) choke from the interval 927-931 metres in the oilzone, during the initial flow period.

The forward plan is to continue the test of the oil interval and to then test the overlying gas column. On completion of testing, Oyong-1 will be suspended for potential future production. Oyong-2 has also been suspended for future production.

After completion of testing Oyong-2, the drilling rig will move to drill Anggur-3 on the Anggur structure. Cue estimates that Anggur has the potential to contain in excess of 100 million barrels of recoverable oil.

The Oyong wells are located approximately 80 kilometres east of Surabaya in 44 metres of water. The Anggur structure is located approximately 40 kilometres east of Surabaya in 17 metres of water.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DIRECTOR APPOINTED - *AMENDMENT*

Cue Energy Resources Limited (Cue) is pleased to announce Mr E. Geoffrey Albers has rejoined the Cue board.

Mr Albers founded the Company in 1981 and was Chairman of the Company until *March 2000.*

Andrew Knox
Director

14th August 2001

02 DEC -5 ... 9:47

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

OYONG-1 WELL FLOWS OIL - *AMENDMENT*

Santos (Sampang) Pty Ltd, the Operator of the Sampang PSC offshore East Java, has advised that the Oyong-1 well has flowed oil from the first of two drill stem tests to be conducted in the well. Oyong-1 encountered a 110 metre gas column between 813m and 923 metres overlying an approximately 35-40 metre oil column in the early Pliocene Mundu Formation. The Mundu Formation in Oyong-1 and Oyong-2 consists of calcarenite, a non reefal, granular limestone.

The well flowed 762 barrels of 41.9 degree API oil per day accompanied by 1.22 million cubic feet of gas per day through a 24/64" (9.5 millimetres) choke from the interval 927-931 metres in the oilzone, during the initial flow period.

The forward plan is to continue the test of the oil interval and to then test the overlying gas column. On completion of testing, Oyong-1 will be suspended for potential future production. Oyong-2 has also been suspended for future production.

After completion of testing *Oyong-1*, the drilling rig will move to drill Anggur-3 on the Anggur structure. Cue estimates that Anggur has the potential to contain in excess of 100 million barrels of recoverable oil.

The Oyong wells are located approximately 80 kilometres east of Surabaya in 44 metres of water. The Anggur structure is located approximately 40 kilometres east of Surabaya in 17 metres of water.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

SE Gobe-10 being completed as oil producer

Cue announces that wire line logging of the SEG-10 well has been completed and indicates that the upper lagifu reservoir contains oil. The well is being completed for production, with oil production expected to begin around 1st September 2001.

Participants in the SE Gobe Unit are:

Cue Energy	3.29%
Chevron	7.94% (Operator)
Oil Search	20.27%
Orogen Minerals	24.47%
Southern Highlands Petroleum	23.09%
Santos Limited	10.29%
ExxonMobil	5.95%
Merlin Petroleum	2.78%
Petroleum Resources Gobe	2.00%

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

14th August 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

02 DEC -5 AM 9:1

RELEASE

OYONG-1 WELL FLOWS GAS

Santos (Sampang) Pty Ltd, the Operator of the Sampang PSC offshore East Java has advised that the Oyong-1 well has flowed gas from the second of two drill stem tests to be conducted in the well. Oyong-1 encountered a 110 metre gas column between 813m and 923 metres overlying an approximately 35-40 metre oil column in the early pliocene Mundu limestone formation. The Mundu formation in Oyong-1 and Oyong-2 consists of calcarenite, a non reefal granular limestone.

The well flowed 12.4 million cubic feet of gas per day through a 48/64" choke from the interval 855-873 metres in the gas zone, during the initial flow period. The gas contains 0.6 percent carbon dioxide and no hydrogen sulphide.

The forward plan is to complete the test of the gas interval and to then suspend the well for potential future production. Oyong-2 has also been suspended for future production.

After completion of testing Oyong-1, the drilling rig will move to drill Anggur-3 on the Anggur structure.

The Oyong wells are located approximately 80 kilometres east of Surayaba in 44 metres of water.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

20th August 2001

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

OYONG-1 WELL SUSPENDED

Cue is pleased to advise that the Oyong-1 well has been suspended for potential future production after two flow tests were conducted in the well. Oyong-1 encountered a 110 metre gas column between 813 and 923 metres overlying an approximately 35 - 40 metre oil column in the early pliocene Mundu limestone formation. The Mundu formation in Oyong-1 and Oyong-2 consists of calcarenite, a non reefal granular limestone.

The first test from the interval 927 - 931 metres in the oil zone flowed 762 barrels of 42° API oil per day with 1.22 million cubic feet of associated gas through a 24/64" choke. Subsequently the same zone flowed at 1132 barrels of oil per day with 2.5 million cubic feet of associated gas per day through a 28/64" choke.

The second test flowed 12.4 million cubic feet of gas per day through a 48/64" choke from the interval 855-873 metres in the gas zone, during the initial flow period. The gas contains 0.6 percent carbon dioxide and no hydrogen sulphide.

Oyong-2 has also been suspended for future production.

Santos has announced that it is currently evaluating the results with the aim of bringing the discovery on to production as soon as possible.

The Oyong wells are located approximately 80 kilometres east of Surayaba in 44 metres of water.

The rig has been moved to Anggur-3 which is expected to spud shortly.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Bob Coppin on telephone 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

24th August 2001

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

ANGGUR-3 WELL SPUDS

Cue Energy Resources Limited (Cue) is pleased to announce that the Anggur-3 well, in the Sampang PSC offshore East Java, spudded at 6:20am on 25th August 2001.

At 6 am 27th August 2001, 30 inch casing had been run and cemented at 155 metres and preparations were underway to drill 26 inch hole.

Anggur-3 is located at latitude : 07° 18' 22.3439"S
longitude: 113° 03' 37.3010"E
in 19.4 metres of water. The well is programmed to a total depth of 2708 metres with drilling expected to take approximately 33 days on a dry hole basis.

Anggur-3 will target a number of shallow sandstones, one of which contained gas which blew out when penetrated by the Anggur-1 well. The well will also target limestones of the Mundu Formation that contain the oil and gas columns tested in the Oyong-1 discovery well. The well will also target Wonocolo and Ngrayong sandstones. Oyong-2 encountered a 2 metre Ngrayong sandstone containing oil.

Cue estimates the Anggur structure has the potential to contain in excess of 500 BCF of recoverable gas and in excess of 100 million barrels of recoverable oil on an unrisked basis. The Sampang PSC contains a further 7 mapped undrilled structural prospects and leads.

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%
Cue Sampang Pty Ltd	15%

Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

ANGGUR-3 WELL

- Cue Energy Resources Limited (Cue) is pleased to announce that at 6am on 31st August 2001, the Anggur-3 well, in the Sampang PSC offshore East Java, was at 620 metres and preparing to run intermediate wire line logs. 20" casing has been set at 380.5 metres.

  Anggur-3 is located 1.2 km east of Anggur-1 at latitude : 07° 18' 22.3439"S
  longitude: 113° 03' 37.3010"E
  in 19.4 metres of water. The well is programmed to a total depth of 2708 metres with drilling expected to take approximately 33 days on a dry hole basis.

  Anggur-3 will target a number of shallow sandstones, one of which contained gas which blew out when penetrated by the Anggur-1 well. The well will also target limestones of the Mundu Formation that contain the oil and gas columns tested in the Oyong-1 discovery well. The well will also target Wonocolo and Ngrayong sandstones. Oyong-2 encountered a 2 metre Ngrayong sandstone containing oil.

- Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

31st August 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

ANGGUR-3 WELL

Cue Energy Resources Limited (Cue) is pleased to announce that at 6am on 7th September 2001, the Anggur-3 well, in the Sampang PSC offshore East Java, was at 1284 metres and drilling ahead. A 16" liner has been set at 620 metres. No drilling difficulties have been experienced in drilling to the current depth. Intermediate logs run prior to setting the 16" liner do not indicate the presence of any significant hydrocarbons.

Anggur-3 is located 1.2 km east of Anggur-1 at latitude : 07° 18' 22.3439"S
longitude: 113° 03' 37.3010"E
in 19.4 metres of water. The well is programmed to a total depth of 2708 metres with drilling expected to take approximately 33 days on a dry hole basis.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45%(Operator)
Coastal Indonesia Sampang Ltd	40%

Any enquiries regarding this announcement should be directed to Robert Coppin on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

7th September 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

NOTES TO PRELIMINARY REPORT FOR YEAR TO 30 JUNE 2001*

The operating surplus for the year to 30 June 2001 was NZ$1,930,764, principle components of which comprise the following individual items:

i.	Production income	$12,044,841
ii.	Interest received / receivable	$414,362
iii.	Exploration and project expenditure written off	($1,035,708)
iv.	Amortisation of production property	($2,372,000)
v.	Interest Expense	($1,031,126)
vi.	Litigation and Settlement costs	($563,921)
vii.	Investments written down	($2,316,414)
viii.	Tax paid	($541,389)
ix.	Profit from sale of listed securities	$1,372,627

Production income - $12,044,841

The income represents production from the SE Gobe oil field in Papua New Guinea.

Interest - $414,362

The Group received interest on funds held on deposit during the year.

Exploration and project expenditure written off - $1,035,708

Of the expensed exploration and project expenditure of $1,035,708, an amount of $1,023,821 of costs associated with exploration in ATP541P was written off.

Amortisation of production property - $2,372,000

The Group incurred amortisation charges on its SE Gobe Property using the unit of production method.

Interest Expense - $1,031,126

Interest charges predominantly associated with project finance for SE Gobe.

Litigation and Settlement costs - $563,921

Costs associated with a shareholder dispute.

Investments written down - $2,316,414

The Company partially wrote down investments made during the year.

Tax paid - $541,389

Tax paid and payable in Papua New Guinea on PNG oil production.

Profit from sale of listed securities - $1,372,627

Profit from sale of Australian Worldwide Exploration Limited, Natural Gas Australia Ltd and St Barbara Mines Limited securities.

APPENDIX I (Rule 10.4)

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

CUE ENERGY RESOURCES LIMITED

For Full Year Ended 30 June 2001

(referred to in this report as the "current full year")

Preliminary **Full year** report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and **gives** a true and fair view of the matters to which they relate and is based on audited accounts.

If the report is based on audited accounts, a statement is required of any material qualification made by the auditor is to be attached.

The Listed Issuer **does have** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

		CONSOLIDATED OPERATING STATEMENT		
		Current full year $NZ'000	Up/Down %	Previous corresponding full year $NZ'000
1	**OPERATING REVENUE**			
(a)	Sales revenue	12,045	65	7,311
(b)	Other revenue	1,611	24	1,296
(c)	Total operating revenue	13,656	59	8,607
2(a)	**OPERATING SURPLUS/(DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	6,388	375	(2,327)
(b)	Unusual items for separate disclosure	(3,916)	(59)	(9,496)
(c)	**OPERATING SURPLUS/(DEFICIT) BEFORE TAX**	2,472	121	(11,823)
(d)	Less tax on operating profit	541	N/A	-
(e)	Operating (deficit) after tax but before minority interests	1,931	116	(11,823)
(f)	Less minority interests	-		-
(g)	Equity earnings [detail in item 19 below]	-		-
(h)	**OPERATING SURPLUS/(DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER**	1,931	116	(11,823)
3(a)	Extraordinary Items after tax [detail in 6(a) below]	-		-
(b)	Less Minority Interest	-		-
(c)	Extraordinary items after tax attributable to Members of the Listed Issuer	-		-
4(a)	**TOTAL OPERATING SURPLUS/(DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g) + 3(a) ABOVE]**	1,931	116	(11,823)
(b)	Operating Surplus/(Deficit) and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above]	-		-
(c)	**OPERATING SURPLUS/(DEFICIT) AND**	1,931	116	(11,823)

5 **DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR FULL YEAR**

	CONSOLIDATED	
# **Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported (deficit)**	Current full year $NZ'000	Previous corresponding full year $NZ'000
(a) Interest revenue included in Item 2(a) above	397	927
(b) # Interest revenue included in 5(a) above but not yet received	17	69
(c) Interest expense included in Item 2(a) above (include all forms of interest, lease finance charges, etc.)	1,031	881
(d) # Interest costs excluded from 5(c) above and capitalised in asset values	-	-
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	10,420	2,393
(f) Depreciation including all forms of amortisation and writing down of property/investment	3,390	10,015
(g) Write-off of intangibles	-	-
(h) Unrealised changes in value of investments	(2,352)	-

6(a) **UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP**
Items of revenue or expense which are of such size and incidence or such nature that their disclosure is necessary to explain the performance of the entity - as required by FRS9

Details and Comments	**GROUP - CURRENT FULL YEAR**		
	Before Tax $NZ'000	**Related Income Tax $NZ'000**	**After Tax $NZ'000**
Unusual Items		-	-
Exploration written off	**1,036**		
Litigation and Settlement costs	**564**		
Writedown of investments	**2,316**		
Total Unusual items	**3,916**	-	-
Extraordinary Items	-	-	-
Total extraordinary items	-	-	-

6(b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current full year:

Production income	$12,044,841
Interest received / receivable	$414,362
Exploration and project expenditure written off	($1,035,708)
Amortisation of production property	($2,372,000)
Interest Expense	($1,031,126)
Litigation and Settlement costs	($563,921)
Investments written down	($2,316,414)

ii. Significant trends or events since end of current full year : Refer Annexure A.

iii. Changes in accounting policies since last Annual Report and/or last Half Yearly Report to be disclosed :

There have been no changes in accounting policies.

7. **EARNINGS PER SECURITY**

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

(a) Basic EPS
(b) Diluted EPS (if materially different from (a))

CONSOLIDATED	
Current full year NZ cents	Previous corresponding full year NZ cents
0.63	(4.03)

8(a) **MATERIAL ACQUISITIONS OF SUBSIDIARIES** [see Note (VII) attached]:

i) Name of subsidiary or group of subsidiaries. ______

ii) Contribution to consolidated *surplus (deficit) and extraordinary. ______

iii) Date from which such contribution has been calculated. ______

iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half year/full year. ______

(b) **MATERIAL DISPOSALS OF SUBSIDIARIES** [see Note (VII) attached]:

i) Name of subsidiary or group of subsidiaries. ______

ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary. ______

iii) Date to which such contribution has been calculated. ______

iv) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding half year/full year. ______

v) Contribution to consolidated operating *surplus (deficit) and extraordinary items from sale of subsidiary. ______

9. REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/full year in accordance with the provision of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report.

INDUSTRY SEGMENTS	INDONESIA	AUSTRALASIA	TOTAL
Operating revenue:			
Sales to customers outside the group	-	14,264	14,264
Intersegment revenue	-	(608)	(608)
Unallocated revenue	-	-	-
Total revenue (consolidated total equal to Item 1(c) above)	-	13,656	13,656
Segment result (including abnormal items where relevant)	-	1,931	1,931
Unallocated expenses	-	-	-
Operating profit after tax (before equity accounting) (Equal to Item 2(e) above)	-	1,931	1,931
Segment assets	8,296	34,926	43,223
Unallocated assets	-	-	-
Total assets (Equal to Item 10 (n) below)	8,296	34,926	43,223

GEOGRAPHICAL SEGMENTS	OIL AND GAS EXPLORATION AND PRODUCTION	INVESTMENT	UNALLOCATED AND OTHER	TOTAL
Operating revenue:				
Sales to customers outside the group	12,045	1,373	847	14,264
Intersegment revenue	-	-	(608)	(608)
Unallocated revenue	-	-	-	-
Total revenue (consolidated total equal to Item 1(c) above)	12,045	1,373	239	13,656
Segment result (including abnormal items where relevant)	4,659	1,373	(4,101)	1,931
Unallocated expenses	-	-	-	-
Operating profit after tax (before equity accounting) (Equal to Item 2(e) above)	4,659	1,373	(4,101)	1,931
Segment assets	28,938	2,127	12,158	43,223
Unallocated assets	-	-	-	-
Total assets (Equal to Item 10 (n) below)	28,938	2,127	12,158	43,223

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

[Note (VIII) attached has particular relevance for the preparation of this statement]

	CONSOLIDATED		
	At end of current full year $NZ'000	As shown in last Annual Report $NZ'000	If half yearly as shown in last Half Yearly Report $NZ'000
10 CURRENT ASSETS			
(a) Cash	5,014	11,005	
(b) Receivables	2,788	714	
(c) Investments	694	-	
(d) Inventories	-	-	
(e) Other - Unearned Income	1,619	1,642	
(f) **TOTAL CURRENT ASSETS**	10,115	13,361	
NON-CURRENT ASSETS			
(g) Receivables	-	116	
(h) Investments	1,433	6,133	
(i) Inventories	-	-	
(j) Property, plant and equipment	12,047	12,525	
(k) Intangibles	16,957	9,127	
(l) Other - Unearned Income	2,671	3,324	
(m) TOTAL NON-CURRENT ASSETS	33,108	31,225	
(n) TOTAL ASSETS	43,223	44,586	
11 CURRENT LIABILITIES			
(a) Accounts payable	958	5,357	
(b) Borrowings	7,563	2,236	
(c) Provisions	140	106	
(d) Other - Unearned Income	1,619	1,642	
(e) TOTAL CURRENT LIABILITIES	10,280	9,341	
NON-CURRENT LIABILITIES			
(f) Accounts payable	-	-	
(g) Borrowings	-	4,907	
(h) Provisions	-	-	
(i) Other - Unearned Income	2,671	3,324	
(j) TOTAL NON-CURRENT LIABILITIES	2,671	8,231	
(k) TOTAL LIABILITIES	12,951	17,572	
(l) NET ASSETS	30,272	27,014	
12 SHAREHOLDERS' EQUITY			
(a) Share capital	80,405	79,078	
(b) Reserves (i) Revaluation reserve	-	-	
(ii) Other reserves	1,880	1,880	
(c) Retained surplus (accumulated deficit)	(52,013)	(53,944)	
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY			
(e) Outside equity interests in subsidiaries	-	-	
(f) TOTAL SHAREHOLDERS' EQUITY	30,272	27,014	

STATEMENT OF CASH FLOWS FOR FULL YEAR

[See Note (IX) attached]

	Current full year NZ$'000	Previous corresponding full year $NZ'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from customers	11,475	7,095
(b) Interest received	466	944
(c) Dividends received	-	-
(d) Payment to suppliers and employees	(4,799)	(3,684)
(e) Interest paid	(546)	(1,932)
(f) Income taxes paid	(230)	-
(g) Other – Foreign currency exchange conversion	558	(2,232)
(h) Litigation and Settlement costs	(272)	(4,354)
(h) NET OPERATING CASH FLOWS	6,652	(4,163)
14 CASH FLOWS RELATED TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	18	-
(b) Cash proceeds from sale of equity investments	5,785	-
(c) Loans repaid by other entities	-	-
(d) Cash paid for purchases of property, plant and equipment	(16,300)	(4,127)
(e) Interest paid - capitalised	-	-
(f) Cash paid for purchases of equity investments	(2,723)	(5,949)
(g) Loans to other entities	-	-
(h) Other	-	-
(i) NET INVESTING CASH FLOWS	(13,220)	(10,076)
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc	1,327	-
(b) Borrowings	-	-
(c) Repayment of borrowings	(869)	(2,017)
(d) Dividends paid	-	-
(e) Other - project loan deposit	(1,849)	-
(f) NET FINANCING CASH FLOWS	(1,391)	(2,017)
16 NET INCREASE (DECREASE) IN CASH HELD	(7,959)	(16,256)
(a) Cash at beginning of full year	10,889	24,913
(b) Exchange rate adjustments to Item 16(a) above	119	2,232
(c) CASH AT END OF FULL YEAR	3,049	10,889

17 **NON-CASH FINANCING AND INVESTING ACTIVITIES**

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

*Delete as required

18 RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes

Cash at the end of the full year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:	Current full year $NZ'000	Previous corresponding full year $NZ'000
Cash on hand and at bank	758	(65)
Deposits at call	2,291	10,954
Bank Overdraft	-	-
Other (provide details)	-	-
TOTAL = CASH AT END OF FULL YEAR [Item 16(c) above]	3,049	10,889

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP:8 Accounting for Business Combinations).

	EQUITY EARNINGS	
(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES	Current full year NZ$'000	Previous corresponding *half year/full year $NZ'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE ABNORMAL ITEMS AND TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) i) Extraordinary items (gross)		
ii) Less tax		
iii) Extraordinary items (net)		
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(G) ABOVE)**		

*Delete as required

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

Name	Percent of ordinary shares held at end of *half year/full year		Combinations to operating *surplus (deficit) and extraordinary items after tax	
Equity accounted associated companies	Current full year	Previous corresponding full year	Current full year $NZ'000	Previous corresponding full year $NZ'000
			Equity Accounted	
N/A				
Other material interests			Not Equity Accounted	

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current full year $NZ'000	Previous corresponding full year $NZ'000
Carrying value of investments in associated companies (CV)		
Share of associated companies' retained profits and reserves not included in CV:	N/A	N/A
Retained profits		
Reserves		
Equity carrying value of investments		

*Delete as required

20 ISSUED AND QUOTED SECURITIES AT END OF CURRENT *HALF YEAR/FULL YEAR

Category of Securities	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:				
#(Description)	-			
Issued during current full year	-			
ORDINARY SHARES:	325,472,564	325,472,564	N/A	N/A
Issued during current full year	28,200,000	28,200,000	-	-
CONVERTIBLE NOTES:				
#(Description)				
Issued during current full year	-	-	-	-
OPTIONS:			Exercise Price Cents	Expiry Date
	200,000	-	AUD23	12/02/02
Issued during current full year	-		-	
DEBENTURES - Totals only:	$	$		
UNSECURED NOTES - Totals only:	$	$		
OTHER SECURITIES	$	$		

\# Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

Note 1: Preference Share Issue
On 1 August 1996 a 6% preference share placement was made of US$1 million by Cue PNG Holdings Limited. The preference share will, subject to certain conditions, convert into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares between 1 July 1997 and 1 July 2001.

Note 2: SE Gobe Project Loan
Pursuant to the Loan and Guarantee Agreement with Commonwealth Development Corporation (CDC) the Company has, inter alia, granted to CDC a conversion right whereby US$2.3 million may be converted into ordinary fully paid shares in Cue Energy at a price of A$0.20 at any time on or before 14 October 2001 at the then prevailing exchange rate subject to various adjustments.

21 **DIVIDEND:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 **ANNUAL MEETING** (if full year report)
(a) To be held at ______________________ (Location)
(b) Date ______________ 200_ Time ______________
(c) Approximate date of availability of Annual Report ______________

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting __________ (date).

(signed by) Authorised Officer of Listed Issuer

12/09/2001
(Date)

ANNEXURE A

EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to balance date the following events occurred :-

i) The Company divested its remaining interest in Australian Worldwide Exploration Limited (AWE).

ii) The Company announced that it had issued 8,471,191 new ordinary shares credited as fully paid in Cue Energy Resources Limited to the PNG Venture Fund Pty Ltd. The issue of these shares was made at a price of A$0.15 per share. On 1 August 1996, a 6% preference share placement was made for US$1 million by Cue PNG Holdings Limited as part of the project financing arrangements for SE Gobe. The preference share was, subject to certain conditions, to convert into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares. The issue which has been made in satisfaction of the redemption of this preference share brings the total number of ordinary shares on issue to 333,943,755.

iii) Mr Quigg and Mr Horner resigned as directors, as did Mr Michael Tilley, the Company's Chairman.

iv) Mr Richard Tweedie, Managing Director of Todd Energy Limited of New Zealand, Mr Ken Hoolihan, Exploration Manager of Todd Energy Limited and Mr E Geoffrey Albers, Chairman of Octanex NL and of Methanol Australia Limited, were appointed to the board.

v) The Company acquired a convertible note in Bambuu Ltd for $200,000 on commercial terms.

CUE ENERGY RESOURCES LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

New Zealand Address:
The Secretary
Cue Energy Resources Limited
BDO House
99-105 Customhouse Quay
Wellington
New Zealand
Fax No: (64) 4 473 3582

Australian Address:
The Secretary
Cue Energy Resources Limited
Level 25
500 Collins Street
Melbourne, Victoria 3000
Australia
Fax No: (61) 3 9629 7318

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Cue Energy Resources Limited** ("the Company") will be held at the Registered Office of the Company, 2nd Floor, BDO House, 99-105 Customhouse Quay, Wellington, New Zealand on Thursday 29th November 2001 commencing at 10 a.m. for the purpose of transacting the following items of business.

AGENDA

General Business

To consider, and if thought fit, pass the following Ordinary Resolutions:

1. **Election of Directors**

Mr L. Musca retires by rotation and being eligible, offers himself for re-election.

Mr R.G. Tweedie as required by Article 16.03 of the Company's Constitution, ceases to hold office and being eligible, offers himself for re-election.

Mr K. Hoolihan as required by Article 16.03 of the Company's Constitution, ceases to hold office and being eligible, offers himself for re-election.

Mr E.G. Albers as required by Article 16.03 of the Company's Constitution, ceases to hold office and being eligible, offers himself for re-election.

The meeting will be asked to consider and if thought fit, pass the following ordinary resolutions:

1.1 "That Mr L. Musca be elected as a director of the Company".

1.2 "That Mr R.G. Tweedie be elected as a director of the Company".

1.3 "That Mr K. Hoolihan be elected as a director of the Company".

1.4 "That Mr E.G. Albers be elected as a director of the Company".

2. **Auditors**

To record the reappointment of Spencer & Co as the auditors of the company to authorise the Board to fix the auditor's remuneration.

Special Business

To consider, and if thought fit, pass the following Ordinary Resolutions:

3. **Placement Authority**

That the Directors of the Company be authorised, pursuant to clause 5.5(a)(i) of the Company's Constitution and New Zealand Stock Exchange Listing Rule 7.3.1 to directly issue progressively to persons or institutions at the Directors' discretion within the next three months from the date of this resolution up to a maximum of 50 million ordinary fully paid shares in the capital of the Company, such shares to rank *pari passu* in all respects with existing ordinary shares and to be issued at a price not less than market value.

The Company will disregard any votes cast on the resolution by any person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity as a shareholder; and any associate of that person (or those persons) will be disregarded.

Attendance and Voting

The only persons entitled to exercise votes at the special meeting the subject of this notice will be those who are registered as shareholders as at 5 p.m. on 27 November 2001. Only the shares registered in the shareholders' names at that time carry a right to vote at the meeting. The right to vote may be exercised by:

(a) attending and voting in person; or

(b) appointing a proxy (or representative) to attend and vote in place of that shareholder.

The forms of appointment of a proxy and appropriate voting instructions accompany this Notice of Annual General Meeting.

Proxy forms must be deposited at the offices of the Company at the addresses as shown at the beginning of this Notice of Meeting, or sent by facsimile, at least 48 hours before the time of the holding of the meeting.

By order of the Board
BDO Spicers
Secretary

26 October 2001
Wellington

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

ANNUAL GENERAL MEETING OF SHAREHOLDERS – RESULTS & CHAIRMAN'S ADDRESS

In respect of the Annual General Meeting of Shareholders held today, Thursday 29 November 2001, the results of the resolutions put to the meeting are as follows:

1.	Election of Directors		
	1.1	Election of Mr L. Musca as a director of the Company	Passed
	1.2	Election of Mr R.G. Tweedie as a director of the Company	Passed
	1.3	Election of Mr K. Hoolihan as a director of the Company	Passed
	1.4	Election of Mr E.G. Albers as a director of the Company	Passed
2.	Authorise the Directors to fix the remuneration of the auditors		Passed
3.	Withdrawn prior to meeting		

Following is the address delivered by the Chairman, Mr. Richard Tweedie at the meeting;

"Good Morning Ladies and Gentlemen,

Welcome to the 20th Annual General Meeting of Shareholders. I am Richard Tweedie.

Before I begin my address let me introduce the other members of your Board. On my right is Leon Musca, next to him is Andrew Knox who is also the Company's Chief Financial Officer. Geoff Albers and Ken Hoolihan are unable to attend due to other long standing commitments and send their apologies. Bob Coppin, our Chief Executive Officer is in the front row and will address you a little later on operational activities over the last year. Ian Riley is also here representing our auditors, Spencer & Co.

The past year has been an eventful one for Cue but one that ended on a very positive note with the exploration success at Oyong in our Indonesian Sampang PSC. While the Oyong oil and gas discovery has been positive, the cost of participating in the drilling programme has been high with Cue expenditure in the block reaching US$5.7 million at the end of September, net of insurance rebates to date.

The high cost of the drilling programme has been driven by the blowouts, and the additional wells that were not contemplated in the original budget. In fact we have participated in seven wells in the block versus the two wells planned originally.

The potential development of Oyong in the next one to two years and the potential development of the Yolla gas field in the Bass Basin of Australia by mid 2004 posed a financial dilemma for the Company. On the one hand, we would have liked to participate in both developments, but on the other, we believed we would not be able to support two concurrent developments that required substantial equity capital contributions. We also had a debt facility requiring repayment which put pressure on our cash position.

In the end, we elected to sell our 14% interest in Yolla to our coventurer AWE for A$6.7 million. Yolla is always going to be a difficult project with significant financial risks.

Our ongoing participation in the Sampang block, in our view, is likely to have a greater upside for Cue. The funds received from the Yolla sale have provided working capital and have allowed us to repay the last of the SE Gobe project finance. The Company is now debt free. However our cash position remains stretched and it is likely we will have to approach shareholders via a rights issue in 2002. We will obviously delay this as long as possible.

Over much of the year the Papua New Guinea SE Gobe oil field continued to produce about 520 barrels per day to Cue to total 167,000 bbls for the year. We expect additional development drilling on the field next year will lead to greater ultimate recovery from the field and will slow the decline rate. We also expect at least one wildcat well to be drilled in the adjacent PPL190 block in which Cue has a 10.9% interest.

Turning to the corporate side, I am pleased to report that the dissention among some shareholders that lead to legal action, has been resolved and all legal actions have ceased. Your board is stable and we can now get on with the job of being an oil and gas exploration and production company.

We are divesting the technology investments that were made last year in an orderly way and we have also sold all of our share holding in AWE and National Gas Australia at a profit (NZ$1.37 million). I am

pleased that we have also made an after tax profit this year of NZ$1.9 million after tax compared to the loss last year of NZ$11.8 million.

Finally, I would like to thank our management and staff for their efforts in maintaining Cue's day to day activities. I would also like to thank shareholders for their continuing support of the Company.

Bob Coppin will now give you a brief review of operational activity over the past year. Followed by Andrew Knox on the financial statements."

If you have any enquiries regarding this announcement, please contact Cue Energy on +61 (0)3 9629 7577.

Andrew Knox
Director

29th November 2001

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

SAUNDERS – 1X SPUDS

IMPLICATIONS FOR CUE

Cue is not participating in the Saunders –1X well, however, an oil discovery could have a significant positive impact on the Company through its participation in the adjacent SE Gobe Unit and PPL190.

Background

Orogen Minerals (Gobe) Ltd has reported that Saunders – 1X began drilling on 3rd December 2001 in PDL-4. The well will test a seismically defined closure on the same structural trend as, and immediately adjacent to, the SE Gobe oilfield. The primary target is the upper Iagifu sandstone which is the producing reservoir in the SE Gobe field.

Oil Search Ltd has reported that the potential recoverable oil reserves in this reservoir in the Saunders closure are estimated to be 30 million barrels. The well is planned to reach a total depth of 2640 metres.

Implications for Cue

Saunders – 1X is located approximately 200 metres to the east of the eastern boundary of the SE Gobe field Unit which extends over a defined geographic area. The SE Gobe field has been unitized as it extends across the boundary of two Petroleum Development Licences with differing ownership, PDL-3 in which Cue has a 5.569% interest and PDL-4 in which Cue has no interest and in which Saunders – 1X is located.

Cue's interest in the overall SE Gobe Unit is 3.28565% with a current over lift interest of 3.8565% to recover past under lifted barrels. Cue's current net interest is approximately 480 barrels of oil per day.

If Saunders – 1X discovers oil that extends into and can be attributed to the SE Gobe Unit, the overall oil volume entitlement of unit participants, including Cue, will increase. In addition, the increased volume of oil, whether unit oil or not, processed through the Gobe production facilities will allow the per barrel operating costs of the production facility to remain at lower levels for a longer period. This in turn will also allow the SE Gobe field to be produced for a longer period before low production volumes result in uneconomic operating costs per barrel, thus increasing the recoverable oil reserves of the field. These two effects would increase the volume of oil Cue could expect to recover from the SE Gobe Unit.

In addition, success at Saunders will also substantially upgrade the potential of the Bilip prospect which straddles the PDL-4 and PPL190 boundary on the same structural trend (Cue has a 10.94% interest in PPL190). Bilip has been assessed to have a combined Iagifu oil reserve potential of 90 million barrels of recoverable oil (some 70% of which is assessed to be in PPL190) and is a candidate for 2002 drilling.

The accompanying SE Gobe area map shows the location of Saunders - 1X and Bilip.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

7 December, 2001


PAPUA NEW GUINEA
SE GOBE AREA
Cue Energy Resources Limited
GOBE MAIN FIELD
HEALY
MAKAS
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
SEG-3
SEG-7
SEG-5
SEG-6
Saunders-1X
S.E.GOBE FIELD
SAUNDERS
BILIP
GILLESPIE
UNIT AREA
PDL 4
PPL 206
PPL 219
PDL 3
NW Iehi-1
PDL 4
PPL 190
PPL 190
Iehi-1
GOBE FOOTWALL
Oil
Gas
Prospects & Leads
0
10
KILOMETRES
vember 2001

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Receipt of Funds

Cue Energy Resources Limited is please to announce the receipt of US$425,560 in full and final settlement of the Saga Litigation.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Andrew Knox
Director

11 December 2001

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Cue Exits Tanjung Jabung PSC

Cue Energy Resources Limited (Cue) has sold the company which holds Cue's 76% interest in the Tanjung Jabung Production Sharing Contract, onshore South Sumatra, Indonesia, to a company associated with Wirabuana Petrolindo Ltd, the operator for the Tanjung Jabung PSC, for a nominal consideration.

Cue obtained an interest in the PSC in 1997 in conjunction with Wirabuana Petrolindo Ltd, but has been frustrated in its efforts to explore the most prospective portion of the contract area due to it being covered by a national park.

Cue has, therefore, elected to withdraw from participation in the PSC.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

17 December 2001

Form 605

Corporations Act 2001
Section 671B

02 DEC -5 AM 9:

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Data & Commerce Limited

ACN/ARSN: 099 221 630

1. Details of substantial holder(1)

Name: Cue Energy Resources Limited

ACN/ARSN (if applicable): ABN 45 066 383 971

The holder ceased to be a substantial holder on: 23/11/2001

The previous notice was given to the company on: 30/11/2000

The previous notice was dated: 30/11/2000

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
"see	Annexure A"				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Cue Energy Resources Limited	Level 25 500 Collin Street Melbourne

Signature

print name: Andrew Knox capacity: Director

sign here date: [illegible]

This is annexure "A" of 1 page referred to in form 605 Notice of ceasing to be a substantial holder

Date of Change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected		Person's votes affected
08 Nov 2001	Cue Energy Resources Limited	Decrease	10 cents per share	ORD	200,000	200,000
23 Nov 2001	Cue Energy Resources Limited	Decrease	11.5 cents per share	ORD	120,000	120,000
23 Nov 2001	Cue Energy Resources Limited	Decrease	11 cents per share	ORD	232,000	232,000

Signature

print name Andrew Knox capcity Director

sign here [signature] date [illegible]

Notice of Director's Interests

Section 205G of the Corporations Law

This form is NOT a prescribed form. It has been prepared by ASX to assist directors. If directors elect to use this form, they should obtain their own independent legal advice in relation to the form and completion of it.

To: Australian Stock Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street
Sydney NSW
Fax No 1300 300 021

You need to complete sections 1 and 3 if the notice is an initial notice. You need to complete sections 2 and 3 if the notice is an updating notice.

1. Initial notice

section 205G(3), (4)

name of director	
name of company	
date of appointment (if sec 205G(3)(a) notice)	9th July 2001
or	
date of listing (if sec 205G(3)(b) notice)	

You need to complete sections 2 and 3 if the notice is on a change of interests.

2. Updating notice

section 205G(4)

name of director	Richard Tweedie
name of company	Cue Energy Resources Limited
date of last notification to ASX	8 August 2001
date director's interest changed	18 December 2001

3. I disclose the following information to ASX

Section 205G(1)(a)	
Interest	**Circumstances giving rise to relevant interest**
I have a relevant interest in the following securities of the company or a related body corporate. Type of security: Ordinary Shares	
Number of securities:	
121,609 (Increase by 121,609) (60,345 @ 4.2 cents) (61,264 @ 4.3 cents)	Beneficial in the name of BB Nominees Pty Ltd
488,530	Beneficial in the name of R Tweedie Super Fund
18,150,000	Beneficial in the name of Todd Petroleum Mining Company Limited
15,000,000	Beneficial in the name of Todd Tasman Oil Ltd

Section 205G(1)(b)
I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a collective investment scheme made available by, the company or a related body corporate. NIL..........

Additional information may be attached if the space provided in this form is insufficient.

Sign here .... Director 21 date 12 December, 20001

Rule 3.19A.1

02 DEC -5 AM 9:

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of appointment	8 August 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities	
Ernest Geoffrey Albers	4,016,433 Ordinary fully paid shares
Ernest Geoffrey Albers & Pamela Joy Albers	655,214 Ordinary fully paid shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Beneficial in the name of BB Nominees Pty Ltd	153,782 Ordinary fully paid shares
Non-Beneficial in the name of Browse Petroleum Pty Ltd	11,354,180 Ordinary fully paid shares
Non-Beneficial in the name of Octanex NL	31,160,140 Ordinary fully paid shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

I confirm the above draft to be correct

....

E G Albers 6/1/2002

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Musca
Date of appointment	17 November 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 - Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Beneficial in the name of Leon Nominees Pty Ltd	149,087 Ordinary fully paid shares
Beneficial in the name of Portfolio Securities Pty Ltd	10,487,130 Ordinary fully paid shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

I confirm the above draft to be correct

....

L Musca

+ See chapter 19 for defined terms.

02 F... -5 ... 9:...

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Melville Knox
Date of appointment	7 December 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Beneficial in the name of Abacus Enterprises Pty Ltd	1,000,000 Ordinary fully paid shares
Beneficial in the name of EJ Gibbs	410,000 Ordinary fully paid shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

I confirm the above draft to be correct

....

A M Knox

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of appointment	9th July 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Beneficial in the name of BB Nominees Pty Ltd	121,609 Ordinary fully paid shares
Beneficial in the name of R Tweedie Super Fund	488,530 Ordinary fully paid shares
Non-Beneficial in the name of Todd Petroleum Mining Company Limited	18,150,000 Ordinary fully paid shares
Non-Beneficial in the name of Todd Tasman Oil Ltd	15,000,000 Ordinary fully paid shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

I confirm the above draft to be correct

....
R Tweedie

+ See chapter 19 for defined terms.

02 DEC -5 AM 9:15

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited	
ABN : 45 066 383 971	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ken Hoolihan
Date of appointment	9th July 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Beneficial in the name of BB Nominees Pty Ltd	121,609 Ordinary fully paid shares
Non-Beneficial in the name of Todd Petroleum Mining Company Limited	18,150,000 Ordinary fully paid shares
Non-Beneficial in the name of Todd Tasman Oil Ltd	15,000,000 Ordinary fully paid shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

I confirm the above draft to be correct

K. Hoolihan

K. Hoolihan

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 January 2002
No. of securities held prior to change	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 121,609 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	145,936
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.5 cents each

No. of securities held after change	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 267,545 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

02 ... -5 ... 9: ...

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 January 2002
No. of securities held prior to change	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 121,609 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	68,571
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.5 cents each

No. of securities held after change	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 190,180 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Melville Knox
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 January 2002
No. of securities held prior to change	1,000,000 Ordinary fully paid shares – Beneficial in the name of Abacus Enterprises Pty Ltd 410,000 Ordinary fully paid shares – Beneficial in the name of EJ Gibbs
Class	Ordinary fully paid shares
Number acquired	22,857
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.5 cents each
No. of securities held after change	22,857 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,000,000 Ordinary fully paid shares – Beneficial in the name of Abacus Enterprises Pty Ltd 410,000 Ordinary fully paid shares – Beneficial in the name of EJ Gibbs

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

02 ... -5 ... 9:...

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Melville Knox
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 January 2002
No. of securities held prior to change	1,000,000 Ordinary fully paid shares – Beneficial in the name of Abacus Enterprises Pty Ltd 410,000 Ordinary fully paid shares – Beneficial in the name of EJ Gibbs
Class	Ordinary fully paid shares
Number acquired	48,645
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.5 cents each
No. of securities held after change	48,645 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,000,000 Ordinary fully paid shares – Beneficial in the name of Abacus Enterprises Pty Ltd 410,000 Ordinary fully paid shares – Beneficial in the name of EJ Gibbs

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ken Hoolihan
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 January 2002
No. of securities held prior to change	121,609 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	68,572
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.5 cents each
No. of securities held after change	190,181 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

02 [illegible]

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ken Hoolihan
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 January 2002
No. of securities held prior to change	121,609 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	145,936
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.5 cents each
No. of securities held after change	267,545 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Musca
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 January 2002
No. of securities held prior to change	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,487,130 Ordinary fully paid shares – Beneficial in the name of Portfolio Securities Pty Ltd
Class	Ordinary fully paid shares
Number acquired	48,645
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.5 cents each
No. of securities held after change	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,487,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 48,645 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

02 [illegible]

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Musca
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 January 2002
No. of securities held prior to change	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,487,130 Ordinary fully paid shares – Beneficial in the name of Portfolio Securities Pty Ltd
Class	Ordinary fully paid shares
Number acquired	22,857
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.5 cents each
No. of securities held after change	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,487,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 22,857 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 January 2002
No. of securities held prior to change	4,016,433 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 655,214 Ordinary fully paid shares – Beneficial in the names of Ernest Geoffrey Albers & Pamela Joy Albers 153,782 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 11,354,180 Ordinary fully paid shares – Non Beneficial on the name of Browse Petroleum Pty Ltd 31,160,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL
Class	Ordinary fully paid shares
Number acquired	291,871
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.5 cents each

No. of securities held after change	4,016,433 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 655,214 Ordinary fully paid shares – Beneficial in the names of Ernest Geoffrey Albers & Pamela Joy Albers 445,653 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 11,354,180 Ordinary fully paid shares – Non Beneficial on the name of Browse Petroleum Pty Ltd 31,160,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

02 [illegible] -5 [illegible]

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 January 2002
No. of securities held prior to change	4,016,433 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 655,214 Ordinary fully paid shares – Beneficial in the names of Ernest Geoffrey Albers & Pamela Joy Albers 153,782 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 11,354,180 Ordinary fully paid shares – Non Beneficial on the name of Browse Petroleum Pty Ltd 31,160,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL
Class	Ordinary fully paid shares
Number acquired	137,143
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.5 cents each

No. of securities held after change	4,016,433 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 655,214 Ordinary fully paid shares – Beneficial in the names of Ernest Geoffrey Albers & Pamela Joy Albers 290,925 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 11,354,180 Ordinary fully paid shares – Non Beneficial on the name of Browse Petroleum Pty Ltd 31,160,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 January 2002
No. of securities held prior to change	4,016,433 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 655,214 Ordinary fully paid shares – Beneficial in the names of Ernest Geoffrey Albers & Pamela Joy Albers 290,925 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 11,354,180 Ordinary fully paid shares – Non Beneficial on the name of Browse Petroleum Pty Ltd 31,160,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL
Class	Ordinary fully paid shares
Number acquired	123,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	5.1 cents each

No. of securities held after change	4,016,433 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 655,214 Ordinary fully paid shares – Beneficial in the names of Ernest Geoffrey Albers & Pamela Joy Albers 413,925 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 11,354,180 Ordinary fully paid shares – Non Beneficial on the name of Browse Petroleum Pty Ltd 31,160,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

02 [illegible]

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 April 2002 to 5 April 2002
No. of securities held prior to change	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 251,680 rdinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	132,255
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.7 cents each

+ See chapter 19 for defined terms.

No. of securities held after change	488,530 Ordinary fully paid shares - Beneficial in the name of R Tweedie Super Fund 383,935 Ordinary fully paid shares - Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares - Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares - Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ken Hoolihan
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 April 2002 to 5 April 2002
No. of securities held prior to change	251,681 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	132,255
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.7 cents each
No. of securities held after change	383,936 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

02 DEC -5 AM 9:01

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Musca
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 April 2002 to 5 April 2002
No. of securities held prior to change	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,487,130 Ordinary fully paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 43,357 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
Class	Ordinary fully paid shares
Number acquired	132,255
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.7 cents each
No. of securities held after change	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,487,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 175,612 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 April 2002 to 5 April 2002
No. of securities held prior to change	4,016,433 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 655,214 Ordinary fully paid shares – Beneficial in the names of Ernest Geoffrey Albers & Pamela Joy Albers 413,925 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 11,354,180 Ordinary fully paid shares – Non Beneficial on the name of Browse Petroleum Pty Ltd 31,160,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL
Class	Ordinary fully paid shares
Number acquired	264,509
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4.7 cents each

+ See chapter 19 for defined terms.

No. of securities held after change	4,016,433 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 655,214 Ordinary fully paid shares – Beneficial in the names of Ernest Geoffrey Albers & Pamela Joy Albers 678,434 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 11,354,180 Ordinary fully paid shares – Non Beneficial on the name of Browse Petroleum Pty Ltd 31,160,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

02 [illegible]

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ken Hoolihan
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 January 2002
No. of securities held prior to change	190,181 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	61,500
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	5.1 cents each
No. of securities held after change	251,681 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

02 [illegible]

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Musca
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 January 2002
No. of securities held prior to change	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,487,130 Ordinary fully paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 22,857 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
Class	Ordinary fully paid shares
Number acquired	20,500
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	5.1 cents each
No. of securities held after change	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,487,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 43,357 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 January 2002
No. of securities held prior to change	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 190,180 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	61,500
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	5.1 cents each

No. of securities held after change	488,530 Ordinary fully paid shares - Beneficial in the name of R Tweedie Super Fund 251,680 Ordinary fully paid shares - Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares - Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares - Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

02 [illegible]

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Melville Knox
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 January 2002
No. of securities held prior to change	22,857 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,000,000 Ordinary fully paid shares – Beneficial in the name of Abacus Enterprises Pty Ltd 410,000 Ordinary fully paid shares – Beneficial in the name of EJ Gibbs
Class	Ordinary fully paid shares
Number acquired	20,500
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	5.1 cents each
No. of securities held after change	43,357 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,000,000 Ordinary fully paid shares – Beneficial in the name of Abacus Enterprises Pty Ltd 410,000 Ordinary fully paid shares – Beneficial in the name of EJ Gibbs

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

3D SEISMIC ACQUISITION BEGINS OVER OYONG

Cue is pleased to announce that the MV Geco Angler today began acquisition of a 72 square kilometre 3D seismic survey over the Oyong oil and gas discovery. Oyong is located in the Sampang Production Sharing Contract, offshore East Java, Indonesia.

The 3D seismic data will be used in conjunction with other ongoing studies to assist in preparing reserve estimates and in development planning.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd	40%

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J Coppin
Chief Executive Officer

22 January 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

QUARTERLY REPORT
FOR THE QUARTER ENDING 31 DECEMBER 2001

QUARTER HIGHLIGHTS

Indonesia

- Oyong-3, which is located approximately 2 kilometres east of the Oyong-1 and -2 discovery wells in the Sampang block, confirmed the extension of the Oyong field to the east when it intersected the oil column penetrated by the discovery wells. The success at Oyong-3, which confirmed a 38 metre oil column, paved the way for development studies to begin and for a 3D seismic survey over the field. Acquisition of 3D data began on 22 January 2002. The Joint Venture intends to pursue early development of the field and is actively investigating development options.

Papua New Guinea

- The last instalment of the SE Gobe Project Loan was paid in October 2001 and the company is now debt free.
- Revenue of US$1,030,254 was received during the quarter for sales of SE Gobe oil.
- Subsequent to the end of the quarter, Saunders-1X discovered oil immediately to the east of the SE Gobe unit boundary. The Saunders discovery is likely to have a positive impact on oil discovery from the SE Gobe field.

1. PRODUCTION

Cue's oil production revenue received during the quarter from the SE Gobe oil field in PNG was US$1,030,254.70 and equated to 48,272 barrels. Cue did not have any hedging arrangements in place during the quarter.

2. DEVELOPMENT ACTIVITY

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Chevron

At the end of the quarter, the SE Gobe field was producing at a rate of approximately 12,000 barrels of oil per day (Cue's net interest is approximately 460 barrels of oil per day).

Production continued during the quarter from the SE Gobe-1, -2, -4, -5ST1, -6ST1 and Gobe 7X ST3, SE Gobe-8 and -9 wells. Various wells continued to be shut in intermittently to control gas production volumes. A gas injection test in SE Gobe-7 was finalised in December 2001. Following positive results from the test, additional gas compressors were ordered and are expected to be on line in mid 2002. Additional gas injection will increase oil recovery from the field.

During the quarter, the SE Gobe 10 well remained shut in pending remedial work to control water and sand production The remedial work is expected to begin on 29 January 2002.

Saunders-1X was spudded in PDL-4 on December 3. Cue does not participate in PDL-4. In early January 2002, Saunders-1X discovered oil in the Iagifu sandstone, the reservoir for the SE Gobe field. Saunders is located approximately 200 metres east of the eastern boundary of the SE Gobe Unit and could increase the volume of oil attributable to the SE Gobe Unit. By utilizing the Gobe production facilities , Saunders will also allow the SE Gobe field to be produced longer, thus increasing oil recovery from the field. Both of these outcomes will increase Cue's share of reserves.

Saunders-1X intersected on oil column of 40-50 metres and oil samples were recovered from several points in the upper 40 metres.The overall Iagifu sandstone was substantially thicker in Saunders-1X (85 metres) than at SE Gobe (50 metres). Saunders-1X is expected to begin oil production around 1 March 2002.

During the quarter, a Facilities Use Agreement was negotiated and signed, whereby Saunders production and production from a PPL 190 discovery can be produced through the Gobe production facility.

T/RL1 (Yolla) Retention Lease - Bass Basin, Tasmania (14% Interest)
Operator: Origin Energy

During the quarter, Cue sold its 14% interest in the Yolla gas and condensate field, held by its wholly owned subsidiary Galveston Mining Corporation Pty Ltd, to AWE Petroleum Limited. The purchase consideration was A$6.7 million cash, together with the assumption of various contingent obligations, including royalties.

The decision to sell Yolla was made as Cue formed the view that it would have been potentially difficult for it to sustain two concurrent and significant capital development projects, Yolla and Oyong, both requiring large equity capital infusions. Cue is also of the view that Oyong is likely to result in greater and more immediate creation of share holder value.

The cash from the sale was used to retire debt and to fund ongoing exploration.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)

Operator: Santos

No exploration activity during the quarter

PPL 189 - Papuan Basin, PNG (14.894% Interest)

Operator: Santos

Awaiting response from the PNG authorities on the Joint Venture's application for a Retention Licence over the Barikewa gas field (APRL9) and new licence over the nine graticular blocks to the east of the Retention Licence application area (APPL229).

PPL 190 - Papuan Basin, PNG (10.947% Interest)

Operator: Santos

A fault dependant prospect, Bilip, with potential to contain around 90 million barrels of recoverable oil in the hangingwall and footwall of the prospect, has been interpreted to over lap the western boundary of PPL 190 and the adjacent PDL-4. Bilip is located immediately to the east of Saunders-1X on the SE Gobe structural trend. About 70% of Bilip is interpreted to be within PPL 190. Bilip is a candidate for drilling in 2002. Success at Bilip could substantially increase Cue's oil reserves.

PPL 193 - Papuan Basin, PNG (7.5% Interest)

Operator: Oil Search

Awaiting response from the PNG authorities to the Retention Licence application (APRL8) over the Kimu gas discovery.

PPL 194 - Papuan Basin, PNG (100% Interest)

Operator: Cue Energy

No activity during the quarter.

Tanjung Jabung PSC - South Sumatra Basin, Indonesia (76% Interest)

Operator: Wirabuana Petrolindo

During the quarter, the company which holds Cue's 76% interest in the Tanjung Jabung Production Sharing Contract, onshore South Sumatra, Indonesia, was sold to a company associated with Wirabuana Petrolindo Ltd, the operator for the Tanjung Jabung PSC, for a nominal consideration.

Cue obtained an interest in the PSC in 1997 in conjunction with Wirabuana Petrolindo Ltd, but has been frustrated in its efforts to explore the most prospective portion of the contract area due to it being covered by a national park. The existence of the park was not known at the time Cue obtained its interest.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

During October 2001, Oyong-3 successfully appraised the eastern extent of the Oyong field. Oyong-3 was located 2 kilometres east of the Oyong-1 and –2 discovery wells and encountered a 19 metre column of oil in the Mundu formation. The oil column was penetrated approximately 20 metres below the gas/oil contact seen in the Oyong-1 and -2 wells. Wireline logs and pressure information have indicated an oil/water contact the same as that encountered in Oyong – 1 and –2, indicating a gross oil column in the Oyong structure of approximately 38 metres.

The success at Oyong-3 confirmed the potential for a commercial development.
Santos Ltd, the operator for the Sampang PSC, is studying ways to bring the Oyong discovery into production as early as possible.

A development option study and site geotechnical investigation and meteorological/oceanographic data collection will begin in early 2002. Various geological studies are proceeding for input to reservoir simulation models.

3D seismic acquisition over the Oyong field began on 22 January 2002. The data will be used to refine mapping of the field to assist development planning. The information from the seismic survey and the various studies will be used to prepare reserve estimates for the field.

During the quarter, Anggur-3 was plugged and abandoned at a depth of 2,520 metres, after failing to reach the deeper Ngrayong objective due to mechanical difficulties associated with drilling out of the 7 inch liner.

Minor oil and gas shows were encountered in the shallower Mundu and Wonocolo formations, indicating the presence of active oil and gas generation and migration to the area of the Anggur structure.

Additional insurance claims for well redrills etc, totalling US$850,000 net to Cue have been approved by the loss adjusters and are awaiting payment.

EP 363 Carnarvon Basin - Western Australia (10% buy back option)

Operator: Apache Energy

No activity during the quarter.

4. CORPORATE

During the quarter, Cue paid the last instalment of the SE Gobe project loan. The company is now debt free. The company also received US$425,560 in full and final settlement of the Saga Litigation.

The Annual General Meeting of Shareholders was held in Wellington, NewZealand on 29 November 2001. Mr Albers, Mr Hoolihan, Mr Musca, and Mr Tweedie were re-elected as Directors and Spencer & Co was reappointed as auditor of the company.

By Order of the Board

Andrew Knox
Director

29 January 2002

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	**Quarter Ended 31/12/01 $NZ 000**	**Year to Date (Six Months) $NZ 000**
1. **CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
a) Receipts from product sales and related debtors	2,480	5,221
b) Payments: for exploration and evaluation	(4,295)	(7,870)
for development	-	-
for production	(1,026)	(1,434)
for administration	(859)	(1,250)
c) Dividends received	-	-
d) Interest and other items of a similar nature received	32	78
e) Interest and other costs of finance paid	(359)	(360)
f) Income taxes paid	(128)	(622)
g) Other (cost recovery)	1026	1026
h) **NET OPERATING CASH FLOWS**	(3,129)	(5,211)
2. **CASH FLOWS RELATED TO INVESTING ACTIVITIES**		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	(19)	(19)
b) Cash proceeds from sale of prospects	7,557	7,557
equity investments	124	850
other fixed assets	-	-
c) Loans to other entities	-	(246)
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	7,662	8,142
3. **CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	(4,043)	(4,043)
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	(4,043)	(4,043)
4. a) ***NET INCREASE (DECREASE) IN CASH HELD**	1,472	(1,112)
b) Cash at beginning of quarter/year to date	490	3,048
c) Exchange rate adjustments to Item 4(a) above	(26)	-
d) **CASH AT END OF QUARTER**	1,936	1,936

5. **NON-CASH FINANCING AND INVESTING ACTIVITIES**

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. **FINANCING FACILITIES AVAILABLE**

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.

	Amount Available $NZ 000	Amount Used $NZ 000
	-	-
TOTAL	-	-

7. **ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS**

	Current Quarter # $NZ 000	Following Quarter $NZ 000
a) Exploration and evaluation	1,944	1,332
b) Development	614	679
TOTAL	2,558	2,011

\# The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. **RECONCILIATION OF CASH**

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	Current Quarter $NZ 000	Previous Quarter $NZ 000
Cash on hand and at bank	72	212
Deposits at call	1,864	1,260
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	1,936	1,472

9. **CHANGES IN INTERESTS IN MINING TENEMENTS**

	Tenement Reference	Nature of Interest	Interest at Beginning of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	ATP541P TRL1 Tanjung Jabung PSC	Working Working Working	25% 14% 76%	- - -
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
OPTIONS:				Exercise Price Cents	Expiry Date
		200,000	-	AUD23	12/02/02
Of which issued during current quarter		-	-	-	-
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-

Note 1: SE Gobe Project Loan

Pursuant to the Loan and Guarantee Agreement with Commonwealth Development Corporation (CDC) the Company has, inter alia, granted to CDC a conversion right whereby US$2.3 million may be converted into ordinary fully paid shares in Cue Energy at a price of A$0.20 at any time on or before 14 October 2001 at the then prevailing exchange rate subject to various adjustments. The loan was repaid during the quarter.

Andrew Knox
Director

29 January 2002

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 31 DECEMBER 2001

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Development Variation

The variation in the quarter was due to variation in the development programme.

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

APPENDIX B

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 31 DECEMBER 2001

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 189	Barracuda Pty Ltd	14.894
PPL 190	"	10.947
PDL 3	"	5.568892
SE Gobe Field Unit	Chevron Niugini Pty Ltd	3.285646
PPL 193	Oil Search Limited	7.5
PPL 194	Toro Oil Pty Ltd +	100.0

+ Toro Oil Pty Ltd is a 100% owned subsidiary of Cue Energy Resources Limited.

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

3D SEISMIC ACQUISITION COMPLETED OVER OYONG

Cue is pleased to announce that the MV Geco Angler completed acquisition of a 72 square kilometre 3D seismic survey over the Oyong oil and gas discovery on 26 January 2002. Oyong is located in the Sampang Production Sharing Contract, offshore East Java, Indonesia.

The 3D seismic data will be used in conjunction with other ongoing studies to assist in preparing reserve estimates and in development planning.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd	40%

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J Coppin
Chief Executive Officer

29 January 2002

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Sale of Small Holdings

The Company has today completed the on market sale of Small Holdings on behalf of shareholders of 863,718 shares in Cue Energy Resources Limited at a price of AUD5.2 cents per share. 1,217 shareholders were classified as Small Holdings.

Shareholders, as at 26 October 2001, with less than 2000 shares who did not notify the Company advising of their wish to retain their shares prior to 31 January 2002 have had their holdings sold at no cost to them with respect to brokerage, GST or other charges.

Proceeds will be forwarded to former shareholders within 7 days of settlement.

The Company's outstanding issued capital of 333,943,755 ordinary fully paid shares will be held by approximately 3,400 remaining shareholders.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Andrew Knox
Director

20 February 2002

HALF YEARLY REPORT
FOR THE HALF YEAR ENDING 31 DECEMBER 2001

The directors present their report together with the consolidated accounts of the economic entity, being the Company ("Cue") and its controlled entities, for the half year ended 31 December 2001.

HALF YEARLY HIGHLIGHTS

Indonesia

- Oyong-3 confirmed the extension of the Oyong field to the east when it intersected the oil column penetrated by the discovery wells. 3D seismic data was acquired over the field in January 2002.
- The company received a final payment of US$425,560 relating to the settlement of the Saga Litigation.

Papua New Guinea

- The final payment with respect to the SE Gobe Project Loan was paid in October 2001 and the company is now debt free.
- Revenue of US$2,175,037 was received during the half year for sales of SE Gobe oil.
- Subsequent to the end of the quarter, Saunders-1X discovered oil immediately to the east of the SE Gobe unit boundary. The Saunders discovery is likely to positively impact economics of oil recovery from the SE Gobe field.

Australia

- In October 2001, Cue sold its 14% interest in the Yolla gas field for A$6.7 million cash. The proceeds were used in part to retire debt.

General

- The Cue board was restructured and all litigation ended. The Company has an ongoing focus on oil and gas exploration and production.

CONSOLIDATED RESULTS

The consolidated profit of the economic entity for the half year amounted to NZ$4,540,744 which included profit on sale of investments and litigation settlement monies.

DIRECTORS

The directors of the Company in office during and since the half year are as follows:

Michael Tilley	(Chairman – resigned 16 July 2001)
Richard Tweedie	(Chairman – appointed 16 July 2001)
Leon Musca	
Andrew Knox	
David Quigg	(resigned 16 July 2001)
John Horner	(resigned 16 July 2001)
Ken Hoolihan	(appointed 17 July 2001)
E Geoffrey Albers	(appointed 14 August 2001)

REVIEW OF OPERATIONS

1. CORPORATE

Cue made the last payment of the SE Gobe project loan in October 2001. The Company is now debt free. The Company also received US$425,560 with respect to the settlement of the Saga litigation.

The Annual General Meeting of Shareholders was held in Wellington, NewZealand on 29 November 2001. Mr Albers, Mr Hoolihan, Mr Musca, and Mr Tweedie were re-elected as Directors and Spencer & Co was reappointed as auditor of the Company.

2. PRODUCTION

Cue's oil production revenue received during the half year from the SE Gobe oil field in PNG was US$2,175,037 and equated to 90,651 barrels. Cue did not have any hedging arrangements in place during the half year.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)

Operator: Santos

No exploration activity during the period.

PPL 189 - Papuan Basin, PNG (14.894% Interest)

Operator: Santos

Awaiting response from the PNG authorities on the Joint Venture's application for a Retention Licence over the Barikewa gas field (APRL9) and new licence over the nine graticular blocks to the east of the Retention Licence application area (APPL229).

PPL 190 - Papuan Basin, PNG (10.947% Interest)

Operator: Santos

A fault dependant prospect, Bilip, with postulated potential to contain in excess of 90 million barrels of recoverable oil in the hangingwall and footwall of the prospect, has been interpreted to over lap the western boundary of PPL190 and the adjacent PDL-4. Bilip is located immediately to the east of Saunders-1X on the SE Gobe structural trend. About 70% of Bilip is interpreted to be within PPL190. Bilip is a candidate for drilling in 2002. The licence also contains the Iehi prospect which has the potential to contain 70 million barrels of recoverable oil in a most likely case. PPL190 also contains the Wasuma prospect which was planned to be tested by the delayed Healy-1 well. Success in any of these prospects would have a very significant impact on Cue.

PPL 193 - Papuan Basin, PNG (7.5% Interest)

Operator: Oil Search

Awaiting response from the PNG authorities to the Retention Licence application (APRL8) over the Kimu gas discovery.

PPL 194 - Papuan Basin, PNG (100% Interest)

Operator: Cue Energy

No activity during the period.

Tanjung Jabung PSC - South Sumatra Basin, Indonesia (76% Interest)

Operator: Wirabuana Petrolindo

In December 2001, the company which held Cue's 76% interest in the Tanjung Jabung Production Sharing Contract, onshore South Sumatra, Indonesia, was sold to a company associated with Wirabuana Petrolindo Ltd, the operator for the Tanjung Jabung PSC, for a nominal consideration. A large portion of the contract area is within a national park.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

During the period, the Oyong-2 well was drilled to a total depth of 1935 metres with the Wonocolo and Ngrayong objectives being encountered high to prediction. Wireline logging indicated that a two metre zone with oil shows was present from 1833-1835 metres but was of poor reservoir quality. The well was suspended for potential future production from the Mundu Formation and the drilling rig moved to Oyong-1 to begin flow testing the Mundu Formation oil and gas columns intersected in both the Oyong-1 and -2 wells

Oyong-1 encountered a 110 metre gas column between 813-823 metres, overlying an approximately 35-40 metre oil column in the early pliocene Mundu limestone formation. The Mundu Formation in Oyong-1 and Oyong-2 consists of calcarenite, a non reefal granular limestone.

The first test from the interval 927-931 metres in the oil zone flowed 1132 barrels of oil per day with 2.5 million cubic feet of associated gas per day through a 28/64" choke.

The second test flowed 12.4 million cubic feet of gas per day through a 48/64" choke from the interval 855-873 metres in the gas zone, during the initial flow period. The gas contains 0.6 percent carbon dioxide and no hydrogen sulphide.

Oyong-2 was then suspended for potential future production.

The drilling rig moved from the Oyong discovery back to the Anggur structure where Anggur-3 began drilling on 25 August 2001 and was plugged and abandoned at a depth of 2520 metres, after failing to reach the deeper Ngrayong objective due to mechanical difficulties associated with drilling out of the 7 inch liner.

Minor oil and gas shows were encountered in the shallower Mundu and Wonocolo Formations, indicating the presence of active oil and gas generation and migration in the area of the Anggur structure.

After drilling Anggur-3 the drilling rig moved back to the Oyong field to drill the Oyong-3 appraisal well. The Oyong – 3 well encountered a 19 metre column of oil in the Mundu formation. The oil column was penetrated approximately 20 metres below the gas/oil contact seen in the Oyong – 1 and – 2 wells. Wireline logs and pressure information have indicated an oil/water contact the same as that encountered in Oyong – 1 and –2, indicating a gross oil column in the Oyong structure of approximately 38 metres

The success at Oyong-3 confirmed the potential for a commercial development.

Santos Ltd, the operator for the Sampang PSC, is studying ways to bring the Oyong discovery into production as early as possible.

A development option study has begun and various geological studies are proceeding for input to reservoir simulation models.

3D seismic acquisition over the Oyong field was begun and completed subsequent to balance date. The data will be used to refine mapping of the field to assist development planning. The information from the seismic survey and the various studies will be used to prepare reserve estimates for the field.

Additional insurance claims for well redrills etc, have been approved by the loss adjusters and we are awaiting receipt of payment.

Subsequent to the end of the year the joint venture approved the acquisition of a further 20 kms of seismic to delineate the potential of two further structures in the permit.

EP 363 Carnarvon Basin - Western Australia (10% buy back option)

Operator: Apache Energy

No activity during the period.

4. DEVELOPMENT ACTIVITY

PDL 3 - SE Gobe Field, PNG (5.568892% interest)

Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)

Operator: Chevron

At the end of the half year, the SE Gobe field was producing at a rate of approximately 11,000 barrels of oil per day (Cue's net interest is approximately 460 barrels of oil per day).

Production continued during the period from the SE Gobe-1, -2, -4, -5ST1, -6ST1 and Gobe 7X ST3, SE Gobe-8 and -9 wells. Various wells continued to be shut in intermittently to control gas production volumes. A gas injection test in SE Gobe-7 was finalised in December 2001. Following positive results from the test, additional gas compressors were ordered and are expected to be on line in mid 2002. Additional gas injection will increase oil recovery from the field.

During the period, the SE Gobe 10 well remained shut in pending remedial work to control water and sand production. The remedial work experienced drilling difficulties and the well has since been suspended for future re-entry.

Saunders-1X was spudded in PDL-4 on December 3. Cue does not participate in PDL-4. In early January 2002, Saunders-1X discovered oil in the Iagifu sandstone, the reservoir for the SE Gobe field. Saunders is located approximately 200 metres east of the eastern boundary of the SE Gobe Unit and could increase the volume of oil attributable to the SE Gobe Unit. By utilizing the Gobe production facilities , Saunders will also allow the SE Gobe field to be produced longer, thus increasing oil recovery from the field. Both of these outcomes will increase Cue's share of reserves.

Saunders-1X intersected an oil column of 40-50 metres and oil samples were recovered from several points in the upper 40 metres. The overall Iagifu sandstone was substantially thicker in Saunders-1X (85 metres) than at SE Gobe (50 metres). Saunders-1X is expected to begin oil production around 1 March 2002.

During the period, a Facilities Use Agreement was negotiated and signed, whereby Saunders production and production from a PPL190 discovery can be produced through the Gobe production facility.

T/RL1 (Yolla) Retention Lease - Bass Basin, Tasmania (14% Interest)

Operator: Origin Energy

In October 2001, Cue sold its 14% interest in the Yolla gas and condensate field, held by its wholly owned subsidiary Galveston Mining Corporation Pty Ltd, to AWE Petroleum Limited. The purchase consideration was A$6.7 million cash, together with the assumption of various contingent obligations, including royalties.

The cash from the sale was used in part to retire debt.

By Order of the Board.

Andrew Knox
Director

14 March, 2002

APPENDIX I (Rule 10.4)

PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT

CUE ENERGY RESOURCES LIMITED

For Half Year Ended 31 December 2001

(referred to in this report as the "current half year")

Preliminary **half year** report on consolidated results (including the results for the previous corresponding half year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and **gives** a true and fair view of the matters to which they relate and is based on accounts subjected to audit review.

If the report is based on audited accounts, a statement is required of any material qualification made by the auditor is to be attached.

The Listed Issuer **has** a formally constituted Audit Committee of the Board of Directors.

	[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]	CONSOLIDATED OPERATING STATEMENT		
		Current half year $NZ'000	Up/Down %	Previous corresponding half year $NZ'000
1	**OPERATING REVENUE**			
(a)	Sales revenue	4,684	(27)	6,398
(b)	Other revenue	7,881	1188	612
(c)	Total operating revenue	12,565	79	7,010
2(a)	**OPERATING SURPLUS/(DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	4,137	8174	50
(b)	Unusual items for separate disclosure	1,026	(164)	(1,603)
(c)	**OPERATING SURPLUS/(DEFICIT) BEFORE TAX**	5,163	(432)	(1,553)
(d)	Less tax on operating profit	622		-
(e)	Operating surplus/(deficit) after tax but before minority interests	4,541	(392)	(1,553)
(f)	Less minority interests	-	-	-
(g)	Equity earnings [detail in item 19 below]	-	-	-
(h)	**OPERATING SURPLUS/(DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER**	4,541	(392)	(1,553)
3(a)	Extraordinary Items after tax [detail in 6(a) below]	-	-	-
(b)	Less Minority Interest	-	-	-
(c)	Extraordinary items after tax attributable to Members of the Listed Issuer	-	-	-
4(a)	**TOTAL OPERATING SURPLUS/(DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g) + 3(a) ABOVE]**	4,541	(392)	(1,553)
(b)	Operating Surplus/(Deficit) and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above]	-	-	-
(c)	**OPERATING SURPLUS/(DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(h) + 3(c) ABOVE]**	4,541	(392)	(1,553)

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR HALF YEAR

	CONSOLIDATED	
# Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on report (loss)	Current half year $NZ'000	Previous Corresponding Half year $NZ'000
(a) Interest revenue included in Item 2(a) above	70	347
(b) # Interest revenue included in 5(a) above but not yet received	11	17
(c) Interest expense included in Item 2(a) above (include all forms of interest, lease finance charges, etc.)	785	558
(d) # Interest costs excluded from 5(c) above and capitalised in asset values	-	-
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	4,953	3,918
(f) Depreciation including all forms of amortisation and writing down of property/investment	1,621	2,691
(g) Write-off of intangibles	-	1,051
(h) Unrealised changes in value of investments	95	(1,603)

6(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

Items of revenue or expense which are of such size and incidence or such nature that their disclosure is necessary to explain the performance of the entity - as required by FRS9

Details and Comments	GROUP - CURRENT HALF YEAR		
	Before Tax $NZ'000	**Related Income Tax $NZ'000**	**After Tax $NZ'000**
Unusual Items (Saga litigation settlement)	1,026	-	1,026
Total Unusual items	1,026	-	1,026
Extraordinary Items	-	-	-
Total extraordinary items	-	-	-

6(b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current half year Sales revenue affected by lower oil price and lower production. Other revenue includes sale of interest in TRL/1

ii. Significant trends or events since end of current half year Nil

iii. Changes in accounting policies since last Annual Report and/or last Half Yearly Report to be disclosed Nil

7. **EARNINGS PER SHARE**

	CONSOLIDATED	
	Current half year NZ	Previous Corresponding half year NZ
Earnings in cents per ordinary share based on the weighted average number of shares on issue during the period and Operating *profit (loss) after tax attributable to members of Listed Issuer [Item 2(h) above] after deducting therefrom any provision for preference dividends.	1.36	(0.52)

8(a) **MATERIAL ACQUISITIONS OF SUBSIDIARIES** :

i) Name of subsidiary or group of subsidiaries. N/A

ii) Contribution to consolidated *profit (loss) and extraordinary.

iii) Date from which such contribution has been calculated.

iv) Operating *profit (loss) and extraordinary items after tax of the subsidiary for the previous corresponding half year.

(b) **MATERIAL DISPOSALS OF SUBSIDIARIES** [see Note (VII) attached]:

i) Name of subsidiary or group of subsidiaries. N/A

ii) Contribution to consolidated operating *profit (loss) and extraordinary items after tax from operation of subsidiary. $ ____________

iii) Date to which such contribution has been calculated. ____________

iv) Contribution to consolidated operating *profit (loss) and extraordinary items after tax for the previous corresponding half year. $ ____________

v) Contribution to consolidated operating *profit (loss) and extraordinary items from sale of subsidiary. $ ____________

9. **REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS**

Information on the industry and geographical segments of the Listed Issuer is to be reported for the half year in accordance with the provision of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the half year report.

GEOGRAPHIC SEGMENTS	PNG $NZ'000	AUSTRALIA $NZ'000	NEW ZEALAND $NZ'000	INDONESIA $NZ'000	TOTAL $NZ'000
Operating revenue:					
Sales to customers outside the group	4,684	-	-	-	4,684
Unallocated	-	7,881	-	1,026	8,907
Consolidated	4,684	7,881	-	1,026	13,591
Earnings:					
Segment	1,955	1,560	-	-	3,515
Unusual	-	-	-	1,026	1,026
Consolidated	1,955	1,560	-	1,026	4,541
Assets	24,411	3,086	89	11,907	39,493

INDUSTRY SEGMENTS	OIL & GAS EXPLORATION & PRODUCTION $NZ'000	INVESTMENT $NZ'000	UNALLOCATED & OTHER $NZ'000	TOTAL $NZ'000
Revenue	13,783	(192)	-	13,591
Earnings				
Segment	3,911	(396)	-	3,515
Unusual	1,026	-	-	1,026
Consolidated	4,937	(396)	-	4,541
Assets	38,329	1,164	-	39,493

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

[Note (VIII) attached has particular relevance for the preparation of this statement]

	CONSOLIDATED		
	At end of current half year $NZ'000	As shown in last Annual Report $NZ'000	If half yearly As shown in last Half Yearly Report $NZ'000
10 CURRENT ASSETS			
(a) Cash	2,053	5,014	1,981
(b) Receivables	4,454	4,406	2,680
(c) Investments	-	694	-
(d) Inventories	-	-	-
(e) Other	-	-	-
(f) TOTAL CURRENT ASSETS	6,507	10,114	4,661
NON-CURRENT ASSETS			
(g) Receivables	1,831	2,670	3,306
(h) Investments	1,079	1,433	6,556
(i) Inventories	-	-	-
(j) Property, plant and equipment	11,072	12,048	15,564
(k) Intangibles	19,004	16,957	12,078
(l) Other	-	-	-
(m) TOTAL NON-CURRENT ASSETS	32,986	33,108	37,504
(n) TOTAL ASSETS	39,493	43,222	42,165
11 CURRENT LIABILITIES			
(a) Accounts payable	92	1,099	5,061
(b) Borrowings	-	7,563	6,832
(c) Provisions	95	-	112
(d) Other - unearned income	1,096	1,618	1,509
(e) TOTAL CURRENT LIABILITIES	1,283	10,280	13,514
NON-CURRENT LIABILITIES			
(f) Accounts payable	-	-	-
(g) Borrowings	-	-	-
(h) Provisions	77	-	-
(i) Other - unearned income	1,831	2,670	3,190
(j) TOTAL NON-CURRENT LIABILITIES	1,908	2,670	3,190
(k) TOTAL LIABILITIES	3,191	12,950	16,704
(l) NET ASSETS	36,302	30,272	25,461
12 SHAREHOLDERS' EQUITY			
(a) Share capital	81,894	80,405	79,078
(b) Reserves (i) Revaluation reserve	-	-	-
(ii) Other reserves	1,880	1,880	1,880
(c) Retained profits (accumulated losses)	(47,472)	(52,013)	(55,497)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	36,302	30,272	25,461
(e) Outside equity interests in subsidiaries		-	-
(f) TOTAL SHAREHOLDERS' EQUITY	36,302	30,272	25,461

STATEMENT OF CASH FLOWS FOR HALF YEAR

[See Note (IX) attached]

		Current half year NZ$'000	Previous corresponding Half year $NZ'000
13	**CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
	(a) Receipts from customers	5,221	5,941
	(b) Interest received	78	366
	(c) Dividends received	17	-
	(d) Payment to suppliers and employees	(2,701)	(930)
	(e) Interest paid	(360)	(483)
	(f) Income taxes paid	(622)	-
	(g) Other - Exploration, Evaluation and Development	(7,870)	(11,601)
	(h) NET OPERATING CASH FLOWS	(6,237)	(6,707)
14	**CASH FLOWS RELATED TO INVESTING ACTIVITIES**		
	(a) Cash proceeds from sale of property, plant and equipment	7,557	18
	(b) Cash proceeds from sale of equity investments	850	372
	(c) Loans repaid by other entities	-	673
	(d) Cash paid for purchases of property, plant and equipment	(19)	-
	(e) Interest paid - capitalised	-	-
	(f) Cash paid for purchases of equity investments	-	(2,328)
	(g) Loans to other entities	(246)	(640)
	(h) Other – Saga litigation settlement including legal fees	1,026	-
	(i) NET INVESTING CASH FLOWS	9,168	(1,905)
15	**CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
	(a) Cash proceeds from issues of shares, options, etc	-	-
	(b) Borrowings	-	-
	(c) Repayment of borrowings	(4,043)	(1,765)
	(d) Dividends paid	-	-
	(e) Other	-	-
	(f) NET FINANCING CASH FLOWS	(4,043)	(1,765)
16	**NET INCREASE (DECREASE) IN CASH HELD**	(1,112)	(10,377)
	(a) Cash at beginning of half year	3,048	10,889
	(b) Exchange rate adjustments to Item 16(a) above	-	456
	(c) CASH AT END OF HALF YEAR	1,936	968

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

18 RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes ______________________________

____

Cash at the end of the half year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:	Current half year $NZ'000	Previous corresponding half year $NZ'000
Cash on hand and at bank	72	201
Deposits at call	1,864	767
Bank Overdraft	-	-
Other (provide details)	-	-
TOTAL = CASH AT END OF HALF YEAR [Item 16(c) above]	1,936	968

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP:8 Accounting for Business Combinations).

	EQUITY EARNINGS	
(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES	Current half year NZ$'000	Previous Corresponding half year $NZ'000
(a) OPERATING *PROFIT (LOSS) BEFORE ABNORMAL ITEMS AND TAX		
(b) Abnormal items	N/A	N/A
(c) Less tax		
(d) OPERATING *PROFIT (LOSS) AFTER TAX		
(e) i) Extraordinary items (gross)		
ii) Less tax		
iii) Extraordinary item's (net)		
(f) OPERATING *PROFIT (LOSS) AND EXTRAORDINARY ITEM'S AFTER TAX		
(g) Less dividends paid to group		
(h) NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(G) ABOVE)		

*Delete as required

(ii) MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

Name	Percent of ordinary shares held at end of half year		Combinations of operating *profit (loss) and extraordinary items after tax	
Equity accounted associated companies	Current half year	Previous corresponding half year	Current half year $NZ'000	Previous Corresponding Half year $NZ'000
			Equity Accounted	
N/A				
Other material interests			Not Equity Accounted	
Bambuu Ltd	16.33	-	-	-
		-	-	-
			-	-

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current half year $NZ'000	Previous corresponding half year $NZ'000
Carrying value of investments in associated companies (CV)		
Share of associated companies' retained profits and reserves not included in CV:	N/A	N/A
Retained profits		
Reserves		
Equity carrying value of investments		

*Delete as required

20. Basis of Preparation of the Accounts

The half-year financial statements are general purpose financial reports made out in accordance with Australian Accounting Standard AASB 1029; Interim Financial Reporting.

It is recommended that the half-year report is read in conjunction with the Annual Financial Statements of Cue Energy Resources Limited at 30 June 2001 together with any public announcement made by Cue Energy Resources Limited and its controlled entities during the half-year ended 31 December 2001 in accordance with the continuous disclosure obligations.

For the purposes of preparing the half-year financial statements, the half-year has been treated as a discrete reporting period.

The accounting policies adopted by the entities in the economic entity are consistent with those of the previous financial year.

The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the financial half-year. If the carrying amount of non-current assets exceed the recoverable amount the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

The company has prepared this financial report on the going concern basis which assumes the realisation of assets and the extinguishment of liabilities in the normal course of business at the amounts stated in the financial statements.

21 Post Balance Date Events

There were no significant events subsequent to balance date.

22 ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF YEAR

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:	1				
Of which issued during current half year:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current half year:	1	8,471,191	8,471,191	N/A	N/A
CONVERTIBLE NOTES:	2				
Of which issued during current half year:		-	-	-	-
OPTIONS:				Exercise Price Cents	Expiry Date
		200,000	-	AUD23	12/02/02
Of which issued during current half year:					
DEBENTURES - Totals only:		-	-	-	-
UNSECURED NOTES - Totals only:		-	-	-	-

Note 1: **Preference Share Issue**
On 1 August 1996 a 6% preference share placement was made of US$1 million by Cue PNG Holdings Limited. The preference share will, subject to certain conditions, convert into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares between 1 July 1997 and 30 June 2001. The preference share was converted and the ordinary shares issued in July 2001.

Note 2: **SE Gobe Project Loan**
Pursuant to the Loan and Guarantee Agreement with Commonwealth Development Corporation (CDC) the Company has, inter alia, granted to CDC a conversion right whereby US$2.3 million may be converted into ordinary fully paid shares in Cue Energy at a price of A$0.20 at any time on or before 14 October 2001 at the then prevailing exchange rate subject to various adjustments. The conversion right was not exercised and the loan was repaid in full on 14 October 2001.

23 **DIVIDEND:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

24 **ANNUAL MEETING** (if full year report)

(a) To be held at ______________________________ (Location)

(b) Date ____________________ 2000__ Time ____________

(c) Approximate date of availability of Annual Report ____________________

If this half year report was approved by resolution of the Board of Directors, please indicate date of meeting, 13 March 2002.

....

(signed by) Andrew Knox Director

14/03/02

(Date)

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF CUE ENERGY RESOURCES LIMITED

Introduction

This review report has been prepared at the request of the directors of Cue Energy Resources Limited.

Scope

We have reviewed the consolidated financial statements of Cue Energy Resources Limited and its controlled entities for the half-year ended 31 December 2001 consisting of the profit and loss account, balance sheet, statement of cash flows and accompanying notes. The Company's directors are responsible for the preparation and presentation of the half-year financial statements and the information contained therein. The half-year financial statements have been prepared for lodgement with the Australian Stock Exchange Ltd.

We have performed the review of the half-year financial statements in order to enable us to state whether, on the basis of procedures which do not provide all the evidence that would be required in an audit, anything that has come to our attention that causes us to believe that the half-year financial statements are not presented fairly in accordance with Australian Accounting Standard AASB 1029 "Interim Financial Reporting".

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures conducted do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the consolidated financial statements of Cue Energy Resources Limited and its controlled entities for the half year ended 31 December 2001 are not properly drawn up:

(a) so as to give a true and fair view of the state of affairs as at 31 December 2001, and the results and cash flows of the economic entity for the half year ended on that date: and

(b) in accordance with Australian Accounting Standard AASB 1029 "Interim Financial Reporting".

SPENCER & CO
Chartered Accountants

I. D. Riley
Melbourne 14 March 2002

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

RESIGNATION OF DIRECTOR

The board has accepted the resignation of Mr AM Knox as Director of the Company effective from the close of business 15th March 2002, and thanks him for his past efforts on behalf of the Company.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Richard Tweedie
Chairman

15 March 2002

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	9 April 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 June to 2 July 2002
No. of securities held prior to change	Refer attached
Class	Ordinary fully paid shares
Number acquired	Refer attached
Number disposed	Refer attached
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer attached
No. of securities held after change	Refer attached

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade, off market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS

FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Ernest Geoffrey Albers	650,000	4,016,433	26/06/02	5¢
Ernest Geoffrey Albers (as Trustee for EG & PJ Albers)	3,366,433	-	26/06/02	5¢
Ernest Geoffrey Albers & Pamela Joy Albers	655,214	655,214		
BB Nominees Pty Ltd	678,434	920,626	01/07/02	5.1 & 5.2¢
Sacrosanct Pty Ltd (Superannuation Fund A/c)	750,000	1,250,000	02/07/02	5.3¢
TOTAL	6,100,081	6,842,273		

Summary of Other Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Browse Petroleum Pty Ltd	11,354,180	11,000,000	28/06/02	5¢
Octanex NL	31,160,140	20,020,000	28/06/02 02/07/02	5¢ 5.2¢
Octanex NL (a/c Octanex Operations Pty Ltd)	-	11,160,140	28/06/02	5¢
TOTAL	42,514,320	42,180,140		

TOTAL	48,614,401	49,022,413

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Musca
Date of last notice	9 April 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 July 2002
No. of securities held prior to change	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary fully paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 175,612 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
Class	Ordinary fully paid shares
Number acquired	121,096
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	76,600 @ 5.1 cents each 44,496 @ 5.2 cents each
No. of securities held after change	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 296,708 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

02 ... -5 ... 9: ...

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ken Hoolihan
Date of last notice	9 April 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 July 2002
No. of securities held prior to change	383,936 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	121,096
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	76,600 @ 5.1 cents each 44,496 @ 5.2 cents each
No. of securities held after change	505,032 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	9 April 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 July 2002
No. of securities held prior to change	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 383,935 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	121,096
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	76,600 @ 5.1 cents each 44,496 @ 5.2 cents each

No. of securities held after change	488,530 Ordinary fully paid shares - Beneficial in the name of R Tweedie Super Fund 505,031 Ordinary fully paid shares - Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares - Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares - Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

OYONG DEVELOPMENT CONCEPTS STUDY CONTRACT AWARDED

Cue is pleased to announce that a contract for a development concept study for the Oyong field in the Sampang PSC, East Java, Indonesia, has been awarded to PT Singgur Mulia, a respected Indonesian design consultant, in conjunction with Intec Egis. Intec is a worldwide company which provides engineering and project management services to the oil and gas industry.

The study will examine options for developing the Oyong field which is located 8km offshore Madura Island, Indonesia, in 44 metres of water.

The Oyong field was discovered in mid 2001 by the Oyong-1 well which encountered a 110 metre gas column in the Pliocene Mundu Formation, underlain by a 38 metre oil column. The Oyong-2 and –3 wells successfully appraised the field and confirmed its potential for economic development.

The development concept study will identify a preferred option on which to begin front end engineering design (FEED).

The study will be completed no later than July 2002 following which it is expected that the Sampang Joint Venture will approve a development option for the field.

Processing of the 3D seismic survey over the field is continuing. The data from this survey will be used in conjunction with ongoing geological and reservoir engineering studies in considering development options for the field which has been estimated by the operator to contain around 90 million barrels of oil in place.

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd	40%

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J. Coppin
Chief Executive Officer

18 April 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

QUARTERLY REPORT
FOR THE QUARTER ENDING 31 MARCH 2002

QUARTER HIGHLIGHTS

Indonesia

- A 74 square kilometre 3D seismic survey was acquired over the Oyong field in January 2002.
- Subsequent to the end of the quarter, a contract was awarded for an engineering development options study for the Oyong field.

Papua New Guinea

- Quarterly revenue from the SE Gobe field was US$621,498.
- In January 2002, Saunders-1X discovered oil immediately to the east of the SE Gobe unit boundary. The Saunders discovery is likely to have a positive impact on economics of oil recovery from the SE Gobe field.
- Bilip-1 confirmed as the exploration well to be drilled in PPL190 in 2002.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Chevron

Cue's oil production revenue received during the quarter from the SE Gobe oil field in PNG was US$621,498.47 and equated to 32,631 barrels. Cue did not have any hedging arrangements in place during the quarter.

At the end of the quarter, the SE Gobe field was producing at a rate of approximately 11,000 barrels of oil per day (Cue's net interest is approximately 420 barrels of oil per day).

During the quarter, Saunders-1X discovered oil in PDL-4 immediately to the east of the geographic boundary of the SE Gobe Unit. Cue does not participate in PDL-4. However, Saunders could increase the volume of oil attributed to the SE Gobe Unit in which Cue participates. Saunders will produce through the Gobe production facilities which may allow economies of scale which could impact the production life of the SE Gobe field. Both of these outcomes would have a positive impact on Cue.

In January 2002, remedial work was attempted on SE Gobe-10. Mechanical difficulties were experienced and the well was suspended for potential future re-entry and side tracking.

2. DEVELOPMENT ACTIVITY

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

3D seismic acquisition totalling 74 square kilometres was undertaken over the Oyong field in January 2002. The Oyong field is located 8 kilometres offshore Madura Island in 44 metres of water. The seismic data is currently being processed and will be used to refine mapping of the field to assist development planning. First pass geologic and reservoir engineering computer models were prepared over the field during the quarter. These models will be refined as the results of the 3D seismic mapping and various geologic studies become available.

During the quarter, tenders were called for an engineering development screening study for the Oyong field. The study will examine ways in which the field can be developed and will identify a development plan for detailed front end engineering development analysis.

Subsequent to the quarter, the development concept screening study contract was awarded to PT Singgur Mulia in conjunction with Intec Egis.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)

Operator: Santos

No exploration activity during the quarter

PPL 189 - Papuan Basin, PNG (14.894% Interest)

Operator: Santos

Awaiting response from the PNG authorities on the Joint Venture's application for a Retention Licence over the Barikewa gas field (APRL9) and new licence over the nine graticular blocks to the east of the Retention Licence application area (APPL229).

PPL 190 - Papuan Basin, PNG (10.947% Interest)

Operator: Santos

Remapping of Bilip was completed during the quarter following the success at Saunders. Bilip is located on the SE Gobe-Saunders structural trend and straddles the PDL4/PPL190 boundary. The prospect consists of an upper hanging wall closure similar in structural style to SE Gobe and to Saunders and a deeper footwall (sub thrust) closure. The shallower closure is considered by the operator to have the potential to contain 50 (mean) to 120 (high side) million barrels of recoverable oil within PPL190 and the footwall closure has the potential to contain 50 (mean) to 130 (high side) million barrels within the licence. The joint venture has approved the drilling of Bilip-1 and the well is expected to be drilled in the third quarter 2002 subject to rig timing. Construction of an access road to the well location is expected to begin shortly. An oil discovery at Bilip has the potential to have a very significant impact on Cue.

PPL 193 - Papuan Basin, PNG (7.5% Interest)

Operator: Oil Search

Awaiting response from the PNG authorities to the Retention Licence application (APRL8) over the Kimu gas discovery.

PPL 194 - Papuan Basin, PNG (100% Interest)

Operator: Cue Energy

No activity during the quarter.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

During the quarter, a regional geological field survey was conducted throughout East Java and Madura to study occurrences of the Pliocene Mundu sequence that forms the reservoir in the Oyong field.

Two new Mundu leads, Jalar and Rambut, were identified in the general vicinity of the Oyong field. 2D seismic lines are planned to mature these leads to prospect status.

EP 363 Carnarvon Basin - Western Australia (10% buy back option)

Operator: Apache Energy

No activity during the quarter.

4. CORPORATE

During the quarter, Mr Andrew Knox resigned as a Director of the Company but continues as Cue's Chief Financial Officer. The Company now has a completely non-executive board.

By Order of the Board

Andrew Knox
Public Officer

29 April 2002

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	**Quarter Ended 31/03/02 $NZ 000**	**Year to Date (Nine Months) $NZ 000**
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	1,463	6,684
b) Payments: for exploration and evaluation	(39)	(7,909)
for development	-	-
for production	(634)	(2,068)
for administration	(281)	(1,531)
c) Dividends received	-	-
d) Interest and other items of a similar nature received	27	105
e) Interest and other costs of finance paid	(1)	(361)
f) Income taxes paid	-	(622)
g) Other (cost recovery)	-	1026
h) **NET OPERATING CASH FLOWS**	535	(4,676)
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	-	(19)
b) Cash proceeds from sale of prospects	605	8,162
equity investments	463	1,313
other fixed assets	-	-
c) Loans to other entities	-	(246)
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	1,068	9,210
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	(4,043)
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	-	(4,043)
4. a) ***NET INCREASE (DECREASE) IN CASH HELD**	1,603	491
b) Cash at beginning of quarter/year to date	1,936	3,048
c) Exchange rate adjustments to Item 4(a) above	(103)	(103)
d) **CASH AT END OF QUARTER**	3,436	3,436

5. NON-CASH FINANCING AND INVESTING ACTIVITIES

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. FINANCING FACILITIES AVAILABLE

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.

	Amount Available $NZ 000	Amount Used $NZ 000
	-	-
TOTAL	-	-

7. ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

	Current Quarter # $NZ 000	Following Quarter $NZ 000
a) Exploration and evaluation	1,332	1,228
b) Development	679	541
TOTAL	2,011	1,769

The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. RECONCILIATION OF CASH

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	Current Quarter $NZ 000	Previous Quarter $NZ 000
Cash on hand and at bank	106	72
Deposits at call	3,330	1,864
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	3,436	1,936

9. **CHANGES IN INTERESTS IN MINING TENEMENTS**

	Tenement Reference	Nature of Interest	Interest at Beginning of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	-	-	-	-
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. **ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER**

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
OPTIONS:				Exercise Price Cents	Expiry Date
Of which issued during current quarter		-	-	-	-
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-

Andrew Knox
Public Officer

29 April 2002

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 31 MARCH 2002

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Development Variation

The variation in the quarter was due to variation in the development programme.

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

APPENDIX B

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 31 MARCH 2002

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 189	Barracuda Pty Ltd	14.894
PPL 190	"	10.947
PDL 3	"	5.568892
SE Gobe Field Unit	Chevron Niugini Pty Ltd	3.285646
PPL 193	Oil Search Limited	7.5
PPL 194	Toro Oil Pty Ltd +	100.0

+ Toro Oil Pty Ltd is a 100% owned subsidiary of Cue Energy Resources Limited.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

ADDITIONAL SOUTH EAST GOBE DEVELOPMENT DRILLING BEGINS

Cue is pleased to announce that the Southeast Gobe 1 sidetrack well has begun drilling in Papua New Guinea. SEG-1 ST-1 will be drilled as a deviated oil well to penetrate the Iagifu reservoir approximately 300 metres to the northeast and approximately 50 metres downdip of the current SEG-1 intersection.

SEG-1 ST-1 is expected to take 21 days to drill and complete and will be brought on production quickly. The well is expected to produce incremental proved and probable reserves of 1.6 million barrels with a highside expectation of 2.6 million barrels and to have an average annual production rate of 2,400 barrels of oil per day.

A side track of the SEG-10 well will follow completion of SEG-1 ST1.

Cue has a 3.285651% interest in the SE Gobe field unit, with a current overlift interest of 3.8565% to compensate for past under lifting.

Participants in the SE Gobe Unit are as follows:

Cue PNG	3.3%
Chevron Niugini	7.9%
Exxon Mobil	5.9%
Merlin Petroleum	2.8%
Oil Search Limited	44.9%
Petroleum Resources Gobe	2.0%
Southern Highlands Petroleum	23.7%
Santos	9.4%
Total	100.0%

A location map is attached.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J Coppin
Chief Executive Officer

24 May 2002

PAPUA NEW GUINEA

SE GOBE AREA

Depth Structure Map - Top U. Iagifu Reservoir

Cue Energy Resources Limited



PDL 4
PPL 219
-2000
-1900
-1800
-1700
-1600
-1500
-1400
-1300
-1200
-1100
-1200
Gobe 7XST3
-1193
SEG 4
-1239
SEG 9 ST1
-1135
SEG 3
SEG 1ST1
-1169
SEG 1
-1192
SEG 8
SEG 10
-1195
SEG 2
-1244
Gobe 3X
-1130
SEG 7
SEG 10ST1
-1191
SEG 5ST1
-1210
SEG 6ST1
Oil
Gas
PDL 3
PDL 4
0
1
KILOMETRE

May 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

ADDITIONAL SOUTH EAST GOBE DEVELOPMENT DRILLING BEGINS

Cue is pleased to announce that at 5am on 31 May 2002 the Southeast Gobe 1 sidetrack well in Papua New Guinea was at a measured total depth of 3240m and was preparing to make a wiper trip prior to attempting to again run logs. The initial logging run encountered tight hole conditions in a portion of the hole. The objective Iagifu sandstone was encountered approximately 10 metres high to prediction with indications of oil which will be evaluated using log information.

SEG-1 ST-1 is being drilled as a deviated oil well to penetrate the Iagifu reservoir approximately 300 metres to the northeast and approximately 50 metres downdip of the current SEG-1 intersection.

A side track of the SEG-10 well will follow completion of SEG-1 ST1.

Cue has a 3.285651% interest in the SE Gobe field unit, with a current overlift interest of 3.8565% to compensate for past under lifting.

Participants in the SE Gobe Unit are as follows:

Cue PNG	3.3%
Chevron Niugini	7.9%
Exxon Mobil	5.9%
Merlin Petroleum	2.8%
Oil Search Limited	44.9%
Petroleum Resources Gobe	2.0%
Southern Highlands Petroleum	23.7%
Santos	9.4%
Total	100.0%

A location map is attached.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J Coppin
Chief Executive Officer

31 May 2002

PAPUA NEW GUINEA

SE GOBE AREA

Depth Structure Map - Top U. Iagifu Reservoir

Cue Energy Resources Limited


PDL 4
PPL 219
-2000
-1900
-1800
-1700
-1600
-1500
-1400
-1300
-1200
-1100
-1300
-1200
-1100
-1200 Gobe 7XST3
-1193 SEG 4
-1239 SEG 9 ST1
-1135 SEG 3
SEG 1ST1
-1169 SEG 1
-1192 SEG 8
-1195 SEG 2
SEG 10
-1244 Gobe 3X
SEG 10ST1
-1130 SEG 7
-1191 SEG 5ST1
-1210 SEG 6ST1
Oil
Gas
PDL 3
PDL 4
0
1
KILOMETRE

May 2002

CUE ENERGY RESOURCES LIMITED

02 DEC -5 AM 9:56

Tab A	Date	Item Description
1.	01/03/01	Release – Saunders-1X Discovers Oil
2.	07/02/01	Form 3 – Notice Of Change In Total Number Of Voting Securities In Which Relevant Interest Held By Substantial Security Holder.
3.	07/02/01	Notice of Director's Interests – Section 205G of the Corporations Law (Leon Musca).
4.	07/02/01	Notice of Director's Interests – Section 205G of the Corporations Law (Michael Tilley)
5.	07/03/01	Notice of Director's Interests – Section 205G of the Corporations Law) (Andrew Knox)
6.	07/02/01	Form 2 - Notice by Substantial Security Holder
7.	07/03/01	Release to Shareholders- Share Issue
8.	07/03/01	Release – OYONG-2 Well Status
9.	07/03/01	Appendix 3B – New issue announcement, application for quotation of additional securities and agreements
10.	07/03/01	Substantial Security Holder Notice
11.	07/05/01	Notice of Director's Interests – Section 205G of the Corporations Law (Leon Musca).
12.	07/06/01	Release – Drilling Report – OYONG-2 Well – Indonesia
13.	07/12/01	Release – Drilling Report – OYONG-2 Well – Indonesia
14.	07/16/01	Release – Changes to Cue Board of Directors
15.	07/16/01	Release – Drilling Report SE GOBE-10 Development Well – Papua New Guinea
16.	07/20/01	Release – Drilling Report – OYONG-2 Well - Indonesia
17.	07/24/01	Release – Drilling Report – OYONG-2 Well - Indonesia
18.	07/27/01	Release – Drilling Report – OYONG-2 Well - Indonesia
19.	07/31/01	Quarterly Report – For the Quarter Ending 30 June 2001
20.	08/03/01	Drilling Report - OYONG-2 Well - Indonesia
21.	08/07/01	Release – Chairman Appointed
22.	08/08/01	Notice of Director's Interests– Section 205G of the Corporations Law (Richard Tweedie)
23.	08/08/01	Substantial Security Holder Notice
24.	08/08/01	Substantial Security Holder Notice
25.	08/09/01	Release – All Litigation Settled
26.	08/10/01	Release – Drilling Report – OYONG-2 Well - Indonesia
27.	08/14/01	Release – Director Appointed
28.	08/14/01	Release – OYONG-2 Well Flows Oil
29.	08/14/01	Release – Director Appointed *Amendment*
30.	08/14/01	Release – OYONG-2 Well Flows Oil *Amendment*
31.	08/14/01	Release – SE GOBE-10 being Completed as Oil Producer
32.	08/20/01	Release – OYONG-1 Well Flows Gas
33.	08/24/01	Release – OYONG-1 Well Suspended
34.	08/27/01	Release – ANGGUR-3 Well Spuds
35.	08/31/01	Release – Drilling Report – ANGGUR-3 Well
36.	09/07/01	Release – Drilling Report – ANGGUR-3 Well
37.	09/12/01	Notes to Preliminary Report for Year to 30 June 2001
38.	09/13/01	Release – Yolla Project Granted Major Project Facilitation Status
39.	09/13/01	Release – Drilling Report – ANGGUR-3 Well

40.	09/21/01	Release – Drilling Report – ANGGUR-3 Well
41.	09/28/01	Release – Drilling Report – ANGGUR-3 Well
42.	10/05/01	Release – Drilling Report – ANGGUR-3 Well
43.	10/09/01	Release – Drilling Report – ANGGUR-3
44.	10/15/01	Release – Cue Sells Yolla Interest
45.	10/15/01	Release – OYONG-3 Spudded
46.	10/19/01	Release – OYONG-3 Well
47.	10/25/01	Release – Sale of Small Holdings
48.	10/26/01	Release – OYONG-3 Confirms Oil
49.	10/26/01	Cue Energy Resources Limited Notice of Annual General Meeting of Shareholders
50.	10/29/01	Release – OYONG-3 Report
51.	10/31/01	Quarterly Report For the Quarter Ending 30 September 2001
52.	11/15/01	Release – Withdrawal of Share Placement Resolution
53.	11/29/01	Cue Energy Resources Limited Annual Report 2001; Notice of Annual General Meeting of Shareholders
54.	11/29/01	Release – Annual General Meeting of Shareholders – Results & Chairman's Addresses
55.	12/07/01	Release – Saunders – 1X Spuds Implications for Cue
56.	12/11/01	Release – Receipt of Funds
57.	12/17/01	Release – Cue Exits Tanjung Jabung PSC
58.	12/12/01	Form 605 – Notice of Ceasing to be a Substantial Holder
59.	12/21/01	Notice of Director's Interests – Section 205G of the Corporations Law (Richard Tweedie)
60.	01/06/02	Appendix 3X – Initial Director's Interest Notice (Ernest Albers)
61.	01/08/02	Appendix 3X – Initial Director's Interest Notice (Leon Musca)
62.	01/08/02	Appendix 3X – Initial Director's Interest Notice (Andrew Knox)
63.	01/08/02	Appendix 3X – Initial Director's Interest Notice (Richard Tweedie)
64.	01/08/02	Appendix 3X – Initial Director's Interest Notice (Ken Hoolihan)
65.		Appendix 3Y – Change of Director's Interest Notice (Richard Tweedie)
66.		Appendix 3Y – Change of Director's Interest Notice (Richard Tweedie)
67.		Appendix 3Y – Change of Director's Interest Notice (Andrew Knox)
68.		Appendix 3Y – Change of Director's Interest Notice (Andrew Knox)
69.		Appendix 3Y – Change of Director's Interest Notice (Ken Hoolihan)
70.		Appendix 3Y – Change of Director's Interest Notice (Ken Hoolihan)
71.		Appendix 3Y – Change of Director's Interest Notice (Leon Musca)
72.		Appendix 3Y – Change of Director's Interest Notice (Leon Musca)
73.		Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
74.		Appendix 3Y – Change of Director's Interest Notice
75.		Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
76.		Appendix 3Y – Change of Director's Interest Notice (Richard Tweedie)
77.		Appendix 3Y – Change of Director's Interest Notice (Ken Hoolihan)
78.		Appendix 3Y – Change of Director's Interest Notice (Leon Musca)
79.		Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
80.		Appendix 3Y – Change of Director's Interest Notice ((Ken Hoolihan)
81.		Appendix 3Y – Change of Director's Interest Notice (Leon Musca)
82.		Appendix 3Y – Change of Director's Interest Notice (Richard Tweedie)
83.		Appendix 3Y – Change of Director's Interest Notice (Andrew Knox)
84.	01/22/02	Release – 3D Seismic Acquisition Begins over OYONG
85.	01/29/02	Quarterly Report for the Quarter Ending 31 December 2001
86.	01/29/02	Release – 3D seismic Acquisition Completed over OYONG

87.	02/20/02	Release – Sale of Small Holdings
88.	03/14/02	Half Yearly Report for the Half Year Ending 31 December 2001
89.	03/14/02	Appendix 1 – Preliminary Half Year Report Announcement for Half Year Ended 31 December 2001
90.	03/15/02	Release – Resignation of Director
91.		Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
92.		Appendix 3Y – Change of Director's Interest Notice (Leon Musca)
93.		Appendix 3Y – Change of Director's Interest Notice (Ken Hoolihan)
94.		Appendix 3Y – Change of Director's Interest Notice (Richard Tweedie)
95.	04/18/02	Release – OYONG Development Concepts Study Contract Awarded
96.	04/29/02	Quarterly Report for the Quarter Ending 31 March 2002
97.	05/24/02	Release – Additional South East GOBE Development Drilling Begins
98.	05/31/02	Release – Additional South East GOBE Development Drilling Begins
99.	06/04/02	Release – South East GOBE 1 ST-1 Being Completed as Oil Producer
100.	06/28/02	Release – Drilling Report SE GOBE 10ST-1
101.	07/02/02	Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
102.	07/03/02	Appendix 3Y – Change of Director's Interest Notice (Ken Hoolihan)
103.	07/03/02	Appendix 3Y – Change of Director's Interest Notice (Leon Musca)
104.	07/03/02	Appendix 3Y – Change of Director's Interest Notice (Richard Tweedie)
105.	07/05/02	Release – Drilling Report SE GOBE 10ST-1
106.	07/12/02	Release – Drilling Report SE GOBE 10ST-1
107.	07/15/02	Quarterly Report for the Quarter Ending 30 June 2002
108.	07/19/02	Release – Drilling Report SE GOBE 10ST-1
109.	07/22/02	Release – Drilling Report SE GOBE 10ST-1
110.	08/14/02	Release – SE GOBE Field Update
111.	08/21/02	Substantial Security Holder Notice
112.	08/21/02	Substantial Security Holder Notice
113.	08/21/02	Substantial Security Holder Notice
114.	08/23/02	Release – Bilip-1 Update
115.	09/10/02	Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
116.	09/10/02	Notes to Preliminary Report for Year to 30 June 2002
117.	09/11/02	Release – Acquiring 2D Seismic in Sampang PSC
118.	09/11/02	Release – Cue Energy Announces Profit of (NZ) $3.9 Million
119.	10/07/02	Release – Bilip-1 Update
120.	10/14/02	Release – Retention Licence Offer – Kimu Gas Field
121.	10/14/02	Release – Barikewa Gas Field – Retention Licence Offer
122.	10/15/02	Appendix 3Y – Change of Director's Interest Notice (Ernest Albers)
123.	10/16/02	Release – Bilip-1 Update
124.	10/18/02	Release – Bilip-1 Spuds
125.	10/21/02	Release – Bilip-1 Daily Report
126.	10/22/02	Release – Bilip-1 Daily Report
127.	10/23/02	Release – Bilip-1 Daily Report
128.	10/24/02	Release – Bilip-1 Daily Report
129.	10/25/02	Release – Bilip-1 Daily Report
130.	10/28/02	Release – Bilip-1 Daily Report
131.	10/29/02	Release – Bilip-1 Daily Report
132.	10/30/02	Quarterly Report for the Quarter Ending 30 September 2002
133.	10/30/02	Release – Bilip-1 Daily Report
134.	10/31/02	Release – Bilip-1 Daily Report
135.	11/01/02	Release – Bilip-1 Daily Report

136.	11/04/02	Release – Bilip-1 Daily Report
137.	11/06/02	Release – Bilip-1 Daily Report
138.	11/07/02	Release – Bilip-1 Daily Report
139.	11/08/02	Release – Bilip-1 Daily Report
140.	11/21/02	Release – Cue Energy Resources Limited Notice of Annual General Meeting of Shareholders
141.	11/21/02	Cue Energy Resources Limited Annual Report 2002; Notice of Annual General Meeting of Shareholders

CUE ENERGY RESOURCES LIMITED

Tab B	Date	Item Description
1.		Cue Energy Resources Limited Prospectus

Cue Energy Resources Limited
A.B.N. 45 066 383 971

02 DEC -5 AM 9:07

RELEASE

SOUTHEAST GOBE 1 ST-1

BEING COMPLETED AS OIL PRODUCER

Cue is pleased to announce that the Southeast Gobe 1 Sidetrack 1 well in Papua New Guinea has penetrated an approximately 80 metre gross oil column in the objective Iagifu reservoir sand which was encountered approximately 10 metres high to prediction. A 7 inch production liner is being run and the well completed. Oil production is expected to begin around mid June 2002.

SEG-1 ST-1 was drilled as a deviated oil well to penetrate the Iagifu reservoir approximately 300 metres to the northeast and approximately 50 metres downdip of the current SEG-1 intersection.

A side track of the SEG-10 well will follow completion of SEG-1 ST1.

Cue has a 3.285651% interest in the SE Gobe field unit, with a current overlift interest of 3.8565% to compensate for past under lifting.

Participants in the SE Gobe Unit are as follows:

Cue PNG	3.3%
Chevron Niugini	7.9%
Exxon Mobil	5.9%
Merlin Petroleum	2.8%
Oil Search Limited	44.9%
Petroleum Resources Gobe	2.0%
Southern Highlands Petroleum	23.7%
Santos	9.4%
Total	100.0%

A location map is attached.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J Coppin
Chief Executive Officer

4 June 2002

PAPUA NEW GUINEA

SE GOBE AREA

Depth Structure Map - Top U. Iagifu Reservoir

Cue Energy Resources Limited



PDL 4
PPL 219
-2000
-1900
-1800
-1700
-1600
-1500
-1400
-1300
-1200
-1100
-1200
Gobe 7XST3
-1193
SEG 4
-1239
SEG 9 ST1
-1135
SEG 3
SEG 1ST1
-1169
SEG 1
-1192
SEG 8
SEG 10
-1195
SEG 2
-1244
Gobe 3X
-1130
SEG 7
SEG 10ST1
-1191
SEG 5ST1
-1210
SEG 6ST1
Oil
Gas
PDL 3
PDL 4
0
1
KILOMETRE

May 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

SE GOBE 10 ST-1

Cue is pleased to announce that the SEG-10 sidetrack –1 well in the SE Gobe oil field, Papua New Guinea, has set a kick off plug and is preparing to begin side tracking operations.

SEG-10 ST1 will be drilled as a deviated oil development well from the SEG-2 well pad to penetrate the Iagifu reservoir approximately 380 metres east of the SEG-2 well and 760 metres west of the SEG-5 ST1 well.

SEG-10 ST1 is expected to take approximately 32 days to drill and complete, and can be brought on production quickly. The well is expected to produce incremental proved and probable reserves of 2.1 million barrels with a highside expectation of 2.9 million barrels and to have a peak average annual production rate of approximately 2,500 barrels of oil per day.

Cue has a 3.285651% interest in the SE Gobe field unit, with a current overlift interest of 3.8565% to compensate for past under lifting.

SE GOBE 1 ST-1

The SE Gobe 1 ST-1 began production on Monday 24 June 2002. On 26 June 2002 the well was producing 880 barrels of oil per day on 33/64" fixed choke. The production rate will be increased as the well cleans up and is expected to reach an annual average rate of 2,400 barrels of oil per day.

Participants in the SE Gobe Unit are as follows:

Cue PNG	3.3%
Chevron Niugini	7.9%
Exxon Mobil	5.9%
Merlin Petroleum	2.8%
Oil Search Limited	44.9%
Petroleum Resources Gobe	2.0%
Southern Highlands Petroleum	23.7%
Santos	9.4%
Total	100.0%

A location map is attached.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J Coppin
Chief Executive Officer

28 June 2002

PAPUA NEW GUINEA
SE GOBE AREA
Depth Structure Map - Top U. Iagifu Reservoir

Cue Energy Resources Limited



PDL 4
PPL 219
-2000
-1900
-1800
-1700
-1600
-1500
-1400
-1300
-1200
-1100
-1200
Gobe 7XST3
-1193
SEG 4
-1239
SEG 9 ST1
-1135
SEG 3
SEG 1ST1
-1169
SEG 1
-1192
SEG 8
SEG 10
-1195
SEG 2
-1244
Gobe 3X
-1300
-1200
-1130
SEG 7
SEG 10ST1
-1191
SEG 5ST1
-1210
SEG 6ST1
-1100
Oil
Gas
PDL 3
PDL 4
0
1
KILOMETRE

May 2002

02 DEC -5 AM 9: 07

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	2 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Refer attached
No. of securities held prior to change	Refer attached
Class	Ordinary fully paid shares
Number acquired	Refer attached
Number disposed	Refer attached
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer attached
No. of securities held after change	Refer attached

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade, off market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS FOR E.G. ALBERS

Name of Registered Holder	Before Change	Bought	Sold	After Change	Date of Change	Price
	No. of Shares			No. of Shares		
Ernest Geoffrey Albers	4,016,433	-	-	4,016,433	-	-
Ernest Geoffrey Albers & Pamela Joy Albers	655,214	-	-	655,214	-	-
BB Nominees Pty Ltd	NIL	153,782	-	153,782	30/09/01	4¢, 4.2¢ & 4.3¢
BB Nominees Pty Ltd	153,782	260,143	-	413,925	31/12/01	4.5¢ & 5.1¢
BB Nominees Pty Ltd	413,925	264,509	-	678,434	31/03/02	4.7¢
BB Nominees Pty Ltd	678,434	242,192	-	920,626	30/06/02	5.2¢, 5.1¢ & 5.2¢
Sacrosanct Pty Ltd (Superannuation Fund A/c)	750,000	500,000	-	1,250,000	02/07/02	5.3¢
TOTAL				6,842,273		

Name of Registered Holder	Before Change	Bought	Sold	After Change	Date of Change	Price
	No. of Shares			No. of Shares		
Browse Petroleum Pty Ltd	11,354,180	-	159,180	11,200,000	28/06/02	5¢
	11,200,000	-	500,000	10,700,000	19/08/02	5.34¢
	10,700,000	-	4,500,000	6,200,000	21/08/02	5.2¢
Octanex NL	31,160,140	-	11,160,140	20,000,000	28/06/02	5¢

Name of Registered Holder	Before Change	Bought	Sold	After Change	Date of Change	Price
	No. of Shares			No. of Shares		
	20,000,000	20,000	-	20,020,000	02/07/02	5.2¢
	20,020,000	4,500,000	-	24,520,000	20/08/02	5.2¢
Octanex NL (a/c Octanex Operations Pty Ltd)	-	11,160,140		11,160,140	28/06/02	5¢
TOTAL				41,880,140		

TOTAL VOTING SECURITIES IN WHICH RELEVANT INTERESTS ARE HELD 48,722,413

02 DEC -5 AM 9: 07

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ken Hoolihan
Date of last notice	3 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4-14 October 2002
No. of securities held prior to change	505,032 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	113,512
Number disposed	NIL
Value/Consideration (AUD) Note: If consideration is non-cash, provide details and estimated valuation	78,000 @ 5.3 cents each 834 @ 5.5 cents each 18,188 @ 5.6 cents each 8,600 @ 6.1 cents each 7,890 @ 6.2 cents each

No. of securities held after change	618,544 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

02 DEC -5 AM 9:07

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Musca
Date of last notice	3 July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 296,708 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
Date of change	4-14 October 2002
No. of securities held prior to change	
Class	Ordinary fully paid shares
Number acquired	113,512
Number disposed	NIL
Value/Consideration (AUD) Note: If consideration is non-cash, provide details and estimated valuation	78,000 @ 5.3 cents each 834 @ 5.5 cents each 18,188 @ 5.6 cents each 8,600 @ 6.1 cents each 7,890 @ 6.2 cents each
No. of securities held after change	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 410,220 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

02 DEC -5 AM 9:07

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	3 July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4-14 October 2002
No. of securities held prior to change	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 505,031 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	113,512
Number disposed	NIL
Value/Consideration (AUD) Note: If consideration is non-cash, provide details and estimated valuation	78,000 @ 5.3 cents each 834 @ 5.5 cents each 18,188 @ 5.6 cents each 8,600 @ 6.1 cents each 7,890 @ 6.2 cents each

No. of securities held after change	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 618,543 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Cue Energy Resources Limited
A.B.N. 45 066 383 971

02 DEC -5 AM 9:07

RELEASE

DRILLING REPORT

SE GOBE 10 ST-1

At midnight on 4 July the SEG-10 sidetrack –1 well in the SE Gobe oil field, Papua New Guinea, was at a measured depth of 2105 metres and was preparing to run 9 5/8" casing.

SEG-10 ST1 is being drilled as a deviated oil development well from the SEG-2 well pad to penetrate the Iagifu reservoir approximately 380 metres east of the SEG-2 well and 760 metres west of the SEG-5 ST1 well.

SEG-10 ST1 is expected to take approximately 32 days to drill and complete, and can be brought on production quickly. The well is expected to produce incremental proved and probable reserves of 2.1 million barrels with a highside expectation of 2.9 million barrels and to have a peak average annual production rate of approximately 2,500 barrels of oil per day.

Cue has a 3.285651% interest in the SE Gobe field unit, with a current overlift interest of 3.8565% to compensate for past under lifting.

SE GOBE 1 ST-1

The SE Gobe 1 ST-1 began production on Monday 24 June 2002. On 27 June 2002 the well was producing 1337 barrels of oil per day on 36/64" fixed choke. The production rate will be increased as the well cleans up and is expected to reach an annual average rate of 2,400 barrels of oil per day.

Participants in the SE Gobe Unit are as follows:

Cue PNG	3.3%
Chevron Niugini	7.9%
Exxon Mobil	5.9%
Merlin Petroleum	2.8%
Oil Search Limited	44.9%
Petroleum Resources Gobe	2.0%
Southern Highlands Petroleum	23.7%
Santos	9.4%
Total	100.0%

A location map is attached.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J Coppin
Chief Executive Officer

5 July 2002

PAPUA NEW GUINEA

SE GOBE AREA

Depth Structure Map - Top U. Iagifu Reservoir

Cue Energy Resources Limited



PDL 4
PPL 219
-2000
-1900
-1800
-1700
-1600
-1500
-1400
-1300
-1200
-1100
-1200 Gobe 7XST3
-1193 SEG 4
-1239 SEG 9 ST1
-1135 SEG 3
SEG 1ST1
-1169 SEG 1
-1192 SEG 8
-1195 SEG 2
SEG 10
-1244 Gobe 3X
-1130 SEG 7
SEG 10ST1
-1191 SEG 5ST1
-1210 SEG 6ST1
Oil
Gas
PDL 3
PDL 4
0 1
KILOMETRE

May 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

SE GOBE 10 ST-1

At midnight on 11 July the SEG-10 sidetrack –1 well in the SE Gobe oil field, Papua New Guinea, was at a measured depth of 1957 metres and was drilling out cement after running 9 5/8" casing to 1956 metres.

SEG-10 ST1 is being drilled as a deviated oil development well from the SEG-2 well pad to penetrate the Iagifu reservoir approximately 380 metres east of the SEG-2 well and 760 metres west of the SEG-5 ST1 well.

SEG-10 ST1 is expected to take approximately 32 days to drill and complete, and can be brought on production quickly. The well is expected to produce incremental proved and probable reserves of 2.1 million barrels with a highside expectation of 2.9 million barrels and to have a peak average annual production rate of approximately 2,500 barrels of oil per day.

Cue has a 3.285651% interest in the SE Gobe field unit, with a current overlift interest of 3.8565% to compensate for past under lifting.

Participants in the SE Gobe Unit are as follows:

Cue PNG	3.3%
Chevron Niugini	7.9%
Exxon Mobil	5.9%
Merlin Petroleum	2.8%
Oil Search Limited	44.9%
Petroleum Resources Gobe	2.0%
Southern Highlands Petroleum	23.7%
Santos	9.4%
Total	100.0%

A location map is attached.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J Coppin
Chief Executive Officer

12 July 2002

PAPUA NEW GUINEA

SE GOBE AREA

Depth Structure Map - Top U. Iagifu Reservoir

Cue Energy Resources Limited



PDL 4
PPL 219
-2000
-1900
-1800
-1700
-1600
-1500
-1400
-1300
-1200
-1100
-1200
Gobe 7XST3
-1193
SEG 4
-1239
SEG 9 ST1
-1135
SEG 3
SEG 1ST1
-1169
SEG 1
-1192
SEG 8
SEG 10
-1195
SEG 2
-1244
Gobe 3X
1300
-1130
SEG 7
SEG 10ST1
-1200
-1191
SEG 5ST1
-1210
SEG 6ST1
-1100
Oil
Gas
PDL 3
PDL 4
0
1
KILOMETRE

May 2002

Cue Energy Resources Limited
A.B.N. 45 066 383 971

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 JUNE 2002

QUARTER HIGHLIGHTS

Indonesia

- A contract was awarded for an engineering development concept study for the Oyong field.

Papua New Guinea

- Quarterly revenue from the SE Gobe field was US$1,075,147.
- Road building to the Bilip-1 well location in PPL190 began.
- The SE Gobe-1 ST1 well penetrated an approximately 80 metre gross oil column in the lagifu oil reservoir and began oil production on 24 June 2002.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)

Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)

Operator: Chevron

Cue's oil production revenue received during the quarter from the SE Gobe oil field in PNG was US$1,075,147 and equated to 45,188 barrels. Cue did not have any hedging arrangements in place during the quarter.

At the end of the quarter, the SE Gobe field was producing at a rate of approximately 11,500 barrels of oil per day (Cue's net interest is approximately 444 barrels of oil per day).

During the quarter, the SEG-1 ST1 well was drilled as a deviated oil well to penetrate the lagifu reservoir approximately 300 metres to the northeast and approximately 50 metres downdip of the current SEG-1 intersection. The lagifu was penetrated approximately 10m high to prediction and the well encountered an approximately 80 metre gross oil column. The oil water contact was not encountered in the well bore. SEG-1 ST1 began producing on the 24 June 2002 and on 27 June was producing 1337 barrels of oil per day on 36/64" choke. The production rate is expected to reach an annual average rate of 2,400 barrels of oil per day and the well is expected to produce incremental proved and probable reserves of 1.6 million barrels.

At the end of the quarter, the Parker drilling rig 140 had been moved to the SEG-2 pad and was preparing to begin sidetrack drilling operations on the SEG10 side track 1 well.

During the quarter, the operator released the 2002 SE Gobe reserves report. There are no major changes from last year's report. The recoverable gas volume is unchanged from last year at 270BCF.

MILLIONS OF BARRELS					
	Cum prod at 30 April	**P**	**2P**	**3P**	**Net recoverable**
2001	16.2	19.6	2.5	5.9	44.1
2002	**20.6**	**15.6**	**3.8**	**4.2**	**44.2**

2. DEVELOPMENT ACTIVITY

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

During the quarter, a development concept screening study for the Oyong discovery was awarded to PT Singgur Mulia in conjunction with Intec Egis. A number of ways in which the field could be developed were studied and a preferred concept was identified. The preferred development would utilize a well head platform and a floating process and storage facility (FPSO). Several FPSO's that are available for lease have subsequently been identified and meetings held with the contractors. Simultaneous production of oil and sales gas is envisaged.

The processing of the 3D seismic data over Oyong continued during the quarter. Interpretation of the seismic data set was begun and is expected to be completed during July. Updating of the 3D geological and reservoir models for the field continued.

During the quarter a contract was awarded to INRR-Bogor University for an environmental baseline study for the Oyong development.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)

Operator: Santos

No exploration activity during the quarter

PPL 189 - Papuan Basin, PNG (14.894% Interest)

Operator: Santos

Still awaiting response from the PNG authorities on the Joint Venture's application for a Retention Licence over the Barikewa gas field (APRL9) and new licence over the nine graticular blocks to the east of the Retention Licence application area (APPL229).

PPL 190 - Papuan Basin, PNG (10.947% Interest)

Operator: Santos

The joint venture has approved the use of Parker rig 140, which is currently drilling SE Gobe sidetrack wells, to drill Bilip-1. Tenders for the provision of cementing, mud logging, directional drilling and wire line logging were received and evaluated.

Construction of the Bilip access road began during the quarter and progress has been good. The road and drill pad are expected to be finished around the end of September, depending on weather. Bilip is located on the SE Gobe-Saunders structural trend and straddles the PDL4/PPL190 boundary. The prospect consists of an upper hanging wall closure similar in structural style to SE Gobe and to Saunders and a deeper footwall (sub thrust) closure. The shallower closure is considered by the operator to have the potential to contain 30 (mean) to 100 (high side) million barrels of recoverable oil within PPL190 and the footwall closure has the potential to contain 50 (mean) to 100 (high side) million barrels within the licence.

PPL 193 - Papuan Basin, PNG (7.5% Interest)

Operator: Oil Search

Still awaiting response from the PNG authorities to the Retention Licence application (APRL8) over the Kimu gas discovery.

PPL 194 - Papuan Basin, PNG (100% Interest)

Operator: Cue Energy

No activity during the quarter.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

Several new leads have been identified in the general vicinity of the Oyong field. The most significant of these is the Oyong Barat lead which has the potential to contain similar gas and oil volumes to those encountered in Oyong. The joint venture is considering whether this prospect should be drilled later in 2002. Other structural leads have been mapped in both the east and west portions of the block. One of these leads in the western portion has the potential to contain around two trillion cubic feet of recoverable natural gas.

A 2D infill seismic survey is planned for late 2002 to mature some of these prospects and leads.

EP 363 Carnarvon Basin - Western Australia (10% buy back option)

Operator: Apache Energy

No activity during the quarter.

4. CORPORATE

During the quarter, Cue received an insurance payment of US $421,615 with respect to the Sampang PSC Anggur-2 redrill.

During the quarter 2 million share options were issued to Cue staff.

By Order of the Board

Andrew Knox
Public Officer

15 July 2002

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are unaudited. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer does have a formally constituted Audit Committee of the Board of Directors.	Quarter Ended 30/6/02 $NZ 000	Year to Date (Twelve Months) $NZ 000
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	2,305	8,989
b) Payments: for exploration and evaluation	(330)	(8,239)
for development	(498)	(498)
for production	(398)	(2,466)
for administration	(330)	(1,861)
c) Dividends received	1	1
d) Interest and other items of a similar nature received	34	139
e) Interest and other costs of finance paid	(1)	(362)
f) Income taxes paid	-	(622)
g) Other (cost recovery)	873	1899
h) **NET OPERATING CASH FLOWS**	1,656	(3,020)
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	-	(19)
b) Cash proceeds from sale of prospects	-	8,162
equity investments	-	1,313
other fixed assets	-	-
c) Loans to other entities	-	(246)
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	-	9,210
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	(4,043)
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	-	(4,043)
4. a) *NET INCREASE (DECREASE) IN CASH HELD	1,656	2,147
b) Cash at beginning of quarter/year to date	3,436	3,048
c) Exchange rate adjustments to Item 4(a) above	(269)	(372)
d) **CASH AT END OF QUARTER**	4,823	4,823

5. NON-CASH FINANCING AND INVESTING ACTIVITIES

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. FINANCING FACILITIES AVAILABLE

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.

	Amount Available $NZ 000	Amount Used $NZ 000
	-	-
TOTAL	-	-

7. ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

	Current Quarter # $NZ 000	Following Quarter $NZ 000
a) Exploration and evaluation	1,228	2,470
b) Development	541	1,143
TOTAL	1,769	3,613

The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. RECONCILIATION OF CASH

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	Current Quarter $NZ 000	Previous Quarter $NZ 000
Cash on hand and at bank	137	106
Deposits at call	4,686	3,330
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	4,823	3,436

9. **CHANGES IN INTERESTS IN MINING TENEMENTS**

	Tenement Reference	Nature of Interest	Interest at Beginning of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	-	-	-	-
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. **ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER**

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
				Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/04
		500,000	-	10	02/05/04
		500,000	-	12	02/05/04
		500,000	-	15	02/05/04
Of which issued during current quarter		500,000	-	8	02/05/04
		500,000	-	10	02/05/04
		500,000	-	12	02/05/04
		500,000	-	15	02/05/04
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-

Andrew Knox
Public Officer

15th July 2002

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 JUNE 2002

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

APPENDIX B

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 JUNE 2002

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 189	Barracuda Pty Ltd	14.894
PPL 190	"	10.947
PDL 3	"	5.568892
SE Gobe Field Unit	Chevron Niugini Pty Ltd	3.285646
PPL 193	Oil Search Limited	7.5
PPL 194	Toro Oil Pty Ltd +	100.0

\+ Toro Oil Pty Ltd is a 100% owned subsidiary of Cue Energy Resources Limited.

02 DEC -5 AM 9:16

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

SE GOBE 10 ST-1

At midnight on 18 July the SEG-10 sidetrack –1 well in the SE Gobe oil field, Papua New Guinea, was at a total measured depth of 2342 metres and was fishing the logging tool which had become stuck during logging operations. The forward plan is to complete logging operations and to determine a completion programme.

SEG-10 ST1 is being drilled as a deviated oil development well from the SEG-2 well pad to penetrate the Iagifu reservoir approximately 380 metres east of the SEG-2 well and 760 metres west of the SEG-5 ST1 well.

Cue has a 3.285651% interest in the SE Gobe field unit, with a current overlift interest of 3.8565% to compensate for past under lifting.

Participants in the SE Gobe Unit are as follows:

Cue PNG	3.3%
Chevron Niugini	7.9%
Exxon Mobil	5.9%
Merlin Petroleum	2.8%
Oil Search Limited	44.9%
Petroleum Resources Gobe	2.0%
Southern Highlands Petroleum	23.7%
Santos	9.4%
Total	100.0%

A location map is attached.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J Coppin
Chief Executive Officer

19 July 2002

PAPUA NEW GUINEA
SE GOBE AREA
Depth Structure Map - Top U. Iagifu Reservoir

Cue Energy Resources Limited



PDL 4
PPL 219
-2000
-1900
-1800
-1700
-1600
-1500
-1400
-1300
-1200
-1100
-1200
Gobe 7XST3
-1193
SEG 4
-1239
SEG 9 ST1
-1135
SEG 3
SEG 1ST1
-1169
SEG 1
-1192
SEG 8
SEG 10
-1195
SEG 2
-1244
Gobe 3X
-1130
SEG 7
SEG 10ST1
-1191
SEG 5ST1
-1210
SEG 6ST1
Oil
Gas
PDL 3
PDL 4
0
1
KILOMETRE

May 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

DRILLING REPORT

SE GOBE 10 ST-1

The SE Gobe 10 ST-1 well is being completed as an oil producer in the Upper Iagifu reservoir over the interval 2296 – 2312 metres (measured depth).

It is expected that the well will be brought into production shortly.

SEG-10 ST1 has been drilled as a deviated oil development well from the SEG-2 well pad to penetrate the Iagifu reservoir approximately 380 metres east of the SEG-2 well and 760 metres west of the SEG-5 ST1 well.

Cue has a 3.285651% interest in the SE Gobe field unit, with a current overlift interest of 3.8565% to compensate for past under lifting.

Participants in the SE Gobe Unit are as follows:

Cue PNG	3.3%
Chevron Niugini	7.9%
Exxon Mobil	5.9%
Merlin Petroleum	2.8%
Oil Search Limited	44.9%
Petroleum Resources Gobe	2.0%
Southern Highlands Petroleum	23.7%
Santos	9.4%
Total	100.0%

A location map is attached.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J Coppin
Chief Executive Officer

22 July 2002

PAPUA NEW GUINEA
SE GOBE AREA
Depth Structure Map - Top U. Iagifu Reservoir

Cue Energy Resources Limited


PDL 4
PPL 219
-2000
-1900
-1800
-1700
-1600
-1500
-1400
-1300
-1200
-1100
Gobe 7XST3
-1193 SEG 4
-1239 SEG 9 ST1
-1135 SEG 3
SEG 1ST1
-1169 SEG 1
-1192 SEG 8
SEG 10
-1195 SEG 2
-1130 SEG 7
SEG 10ST1
-1244 Gobe 3X
-1191 SEG 5ST1
-1210 SEG 6ST1
Oil
Gas
PDL 3
PDL 4
0 1
KILOMETRE

May 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

02 DEC -5 AM 9:10

RELEASE

SE GOBE FIELD UPDATE

SE GOBE -10 ST1

The SEG-10 ST1 well has been completed with a gravel pack in the upper Iagifu reservoir. The Parker 140 rig is currently moving off location and production is expected to begin in 7 to 10 days.

SE GOBE-1 ST1

When last tested on 03 August 02, the SEG-1 ST1 well was flowing at a rate of 2200 barrels of oil per day, 5440 **thousand** standard cubic feet of gas per day with no produced water and low produced sand, on a 48/64 inch choke.

Cue has a 3.285651% interest in the SE Gobe field unit, with a current overlift interest of 3.8565% to compensate for past under lifting.

Participants in the SE Gobe Unit are as follows:

Cue PNG	3.3%
Chevron Niugini	7.9%
Exxon Mobil	5.9%
Merlin Petroleum	2.8%
Oil Search Limited	44.9%
Petroleum Resources Gobe	2.0%
Southern Highlands Petroleum	23.7%
Santos	9.4%
Total	100.0%

A location map is attached.

Any queries regarding this announcement should be directed to the Company on 03 9629 7577.

Robert J Coppin
Chief Executive Officer

14 August 2002

Cue Energy Resources Limited

PAPUA NEW GUINEA

SE GOBE AREA

Depth Structure Map - Top U. Iagifu Reservoir



PDL 4
PPL 219
-2000
-1900
-1800
-1700
-1600
-1500
-1400
-1300
-1200
-1100
-1200
Gobe 7XST3
-1193
SEG 4
-1239
SEG 9 ST1
-1135
SEG 3
SEG 1ST1
-1169
SEG 1
-1192
SEG 8
SEG 10
-1195
SEG 2
-1244
Gobe 3X
-1130
SEG 7
SEG 10ST1
-1191
SEG 5ST1
-1210
SEG 6ST1
Oil
Gas
PDL 3
PDL 4
0
1
KILOMETRE

May 2002

(Securities Amendment Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

	Notice that a person has become a substantial security holder (*section 20(3)*)		Notice that a person has ceased to be a substantial security holder (*section 21(3)*)
✓	Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (*section 21(1)*)		Notice of a change in the nature of relevant interest held by a substantial security holder (*section 22*)

1*. CUE ENERGY RESOURCES LIMITED

Name of public issuer

ERNEST GEOFFREY ALBERS

Name of substantial security holder

25TH FLOOR, 500 COLLINS STREET, MELBOURNE, VICTORIA, AUSTRALIA

Address of substantial security holder

E.G. ALBERS — Contact name for queries

(61-3) 9629 6100 — Telephone number

2*. 48,722,413 — Total number of voting securities of the public issuer in which a relevant interest is held

333,943,755 — Total number of voting securities issued by public issuer

14.6% — Total percentage

ORDINARY — Class of voting securities

ONE — Number of votes attached to each voting security in that class

3*.

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a relevant interest is held	6,842,273	41,880,140
Percentage held at date of THIS notice	2.05%	12.54%
Percentage held at date of LAST notice (if any)	1.62%	12.73%

4*. DETAILS OF EACH RELEVANT INTEREST

	BENEFICIAL	NON-BENEFICIAL
5*. Name(s) of registered holder(s)	SEE ATTACHED	SEE ATTACHED
Provision(s) of section 5		SECTION 5(2)(C)
6*. Date(s) of transaction(s)	SEE ATTACHED	SEE ATTACHED
7*. Number of voting securities	SEE ATTACHED	SEE ATTACHED
Consideration (expressed in NZ$)	SEE ATTACHED	SEE ATTACHED

SHARE MARKET TRANSACTIONS

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation-

forms part of this notice ....

is not required to be filed ....

has already been filed with the notice dated ....

9*. 1 — Number of pages that accompany this notice (if any)

8/8/2001 — Date of last notice (if any)

OCTANEX N.L. — Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature] — Signature (unless filed by electronic means other than facsimile)

ERNEST GEOFFREY ALBERS — Full name

21/8/2002 — Date

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS FOR E.G. ALBERS

Name of Registered Holder	Before Change	Bought	Sold	After Change	Date of Change	Price
	No. of Shares			No. of Shares		
Ernest Geoffrey Albers	4,016,433	-	-	4,016,433	-	-
Ernest Geoffrey Albers & Pamela Joy Albers	655,214	-	-	655,214	-	-
BB Nominees Pty Ltd	NIL	153,782	-	153,782	30/09/01	4¢, 4.2¢ & 4.3¢
BB Nominees Pty Ltd	153,782	260,143	-	413,925	31/12/01	4.5¢ & 5.1¢
BB Nominees Pty Ltd	413,925	264,509	-	678,434	31/03/02	4.7¢
BB Nominees Pty Ltd	678,434	242,192	-	920,626	30/06/02	5.2¢, 5.1¢ & 5.2¢
Sacrosanct Pty Ltd (Superannuation Fund A/c)	750,000	500,000	-	1,250,000	02/07/02	5.3¢
TOTAL				6,842,273		

Name of Registered Holder	Before Change	Bought	Sold	After Change	Date of Change	Price
	No. of Shares			No. of Shares		
Browse Petroleum Pty Ltd	11,354,180	-	159,180	11,200,000	28/06/02	5¢
	11,200,000	-	500,000	10,700,000	19/08/02	5.34¢
	10,700,000	-	4,500,000	6,200,000	21/08/02	5.2¢
Octanex NL	31,160,140	-	11,160,140	20,000,000	28/06/02	5¢

Name of Registered Holder	Before Change	Bought	Sold	After Change	Date of Change	Price
	No. of Shares			No. of Shares		
	20,000,000	20,000	-	20,020,000	02/07/02	5.2¢
	20,020,000	4,500,000	-	24,520,000	20/08/02	5.2¢
Octanex NL (a/c Octanex Operations Pty Ltd)	-	11,160,140		11,160,140	28/06/02	5¢
TOTAL				41,880,140		

TOTAL VOTING SECURITIES IN WHICH RELEVANT INTERESTS ARE HELD 48,722,413

(Securities Amendment Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

	Notice that a person has become a substantial security holder (*section 20(3)*)		Notice that a person has ceased to be a substantial security holder (*section 21(3)*)
✓	Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (*section 21(1)*)		Notice of a change in the nature of relevant interest held by a substantial security holder (*section 22*)

1*. CUE ENERGY RESOURCES LIMITED

Name of public issuer

ERNEST GEOFFREY ALBERS

Name of substantial security holder

25TH FLOOR, 500 COLLINS STREET, MELBOURNE, VICTORIA, AUSTRALIA

Address of substantial security holder

E.G. ALBERS — Contact name for queries

(61-3) 9629 6100 — Telephone number

2*.

Total number of voting securities of the public issuer in which a relevant interest is held	Total number of voting securities issued by public issuer	Total percentage
48,722,413	333,943,755	14.6%

Class of voting securities	Number of votes attached to each voting security in that class
ORDINARY	ONE

3*.

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a (non-)beneficial relevant interest is held	6,842,273	41,880,140
Percentage held at date of THIS notice	2.05%	12.54%
Percentage held at date of LAST notice (if any)	1.62%	12.73%

4*. DETAILS OF EACH RELEVANT INTEREST

	BENEFICIAL	NON-BENEFICIAL
5*. Name(s) of registered holder(s)	SEE ATTACHED	SEE ATTACHED
6*. Provision(s) of section 5		SECTION 5(2)(C)
Date(s) of transaction(s)	SEE ATTACHED	SEE ATTACHED
7*. Number of voting securities	SEE ATTACHED	SEE ATTACHED
Consideration (expressed in NZ$)	SEE ATTACHED	SEE ATTACHED

SHARE MARKET TRANSACTIONS

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation-
- forms part of this notice ....
- is not required to be filed ....
- has already been filed with the notice dated ....

9*.

Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates
1	8/8/2001	OCTANEX N.L.

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

Signature (unless filed by electronic means other than facsimile)	Full name	Date
[signature]	ERNEST GEOFFREY ALBERS	21/8/2002

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS FOR E.G. ALBERS

Name of Registered Holder	Before Change	Bought	Sold	After Change	Date of Change	Price
	No. of Shares			No. of Shares		
Ernest Geoffrey Albers	4,016,433	-	-	4,016,433	-	-
Ernest Geoffrey Albers & Pamela Joy Albers	655,214	-	-	655,214	-	-
BB Nominees Pty Ltd	NIL	153,782	-	153,782	30/09/01	4¢, 4.2¢ & 4.3¢
BB Nominees Pty Ltd	153,782	260,143	-	413,925	31/12/01	4.5¢ & 5.1¢
BB Nominees Pty Ltd	413,925	264,509	-	678,434	31/03/02	4.7¢
BB Nominees Pty Ltd	678,434	242,192	-	920,626	30/06/02	5.2¢, 5.1¢ & 5.2¢
Sacrosanct Pty Ltd (Superannuation Fund A/c)	750.00	500.00	-	1,250,000	02/07/02	5.3¢
TOTAL				6,842,273		

Name of Registered Holder	Before Change	Bought	Sold	After Change	Date of Change	Price
	No. of Shares			No. of Shares		
Browse Petroleum Pty Ltd	11,354,180	-	159,180	11,200,000	28/06/02	5¢
	11,200,000	-	500,000	10,700,000	19/08/02	5.34¢
	10,700,000	-	4,500,000	6,200,000	21/08/02	6.2¢
Octanex NL	31,160,140	-	11,160,140	20,000,000	28/06/02	5¢

Name of Registered Holder	Before Change	Bought	Sold	After Change	Date of Change	Price
	No. of Shares			No. of Shares		
	20,000,000	20,000	-	20,020,000	02/07/02	5.2¢
	20,020,000	4,500,000	-	24,520,000	21/07/02	5.2¢
Octanex NL (a/c Octanex Operations Pty Ltd)	-			11,160,140	28/06/02	5¢
TOTAL				41,880,140		

TOTAL VOTING SECURITIES IN WHICH RELEVANT INTERESTS ARE HELD 48,722,413

(Securities Amendment Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

	Notice that a person has become a substantial security holder (*section 20(3)*)		Notice that a person has ceased to be a substantial security holder (*section 21(3)*)
✓	Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (*section 21(1)*)	✓	Notice of a change in the nature of relevant interest held by a substantial security holder (*section 22*)

1*. CUE ENERGY RESOURCES LIMITED

Name of public issuer

OCTANEX N.L.

Name of substantial security holder

25TH FLOOR, 500 COLLINS STREET, MELBOURNE, VICTORIA, AUSTRALIA

Address of substantial security holder

E.G. ALBERS

Contact name for queries

(61-3) 9629 6100

Telephone number

2*. 35,680,140

Total number of voting securities of the public issuer in which a relevant interest is held

333,943,755

Total number of voting securities issued by public issuer

10.68%

Total percentage

ORDINARY

Class of voting securities

ONE

Number of votes attached to each voting security in that class

3*.

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
24,520,000	11,160,140
Number of voting securities of the class in which a beneficial relevant interest is held	Number of voting securities of the class in which a non-beneficial relevant interest is held
7.34%	3.34%
Percentage held at date of THIS notice	Percentage held at date of THIS notice
9.33%	NIL
Percentage held at date of LAST notice (if any)	Percentage held at date of LAST notice (if any)

4*.

DETAILS OF EACH RELEVANT INTEREST		DETAILS OF EACH RELEVANT INTEREST	
5*. OCTANEX N.L.		OCTANEX OPERATIONS PTY LTD	
Name(s) of registered holder(s)		Name(s) of registered holder(s)	
6*. SEE ATTACHED		SEE ATTACHED	SEE ATTACHED
7*. Date(s) of transaction(s)		Provision(s) of section 5	Date(s) of transaction(s)
SEE ATTACHED	SEE ATTACHED	SEE ATTACHED	SEE ATTACHED
Number of voting securities	Consideration (expressed in NZ$)	Number of voting securities	Consideration (expressed in NZ$)

SHARE MARKET PURCHASES

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation-
- forms part of this notice ....
- is not required to be filed ....
- has already been filed with the notice dated ....

9*. NIL

Number of pages that accompany this notice (if any)

8/8/2001

Date of last notice (if any)

ERNEST GEOFFREY ALBERS

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]

Signature (unless fixed by electronic means other than facsimile)

ERNEST GEOFFREY ALBERS

Full name DIRECTOR

21/8/02

Date

SECURITIES AMENDMENT ACT 1988
NEW ZEALAND

SUBSTANTIAL SECURITY HOLDER NOTICE

* NOTICE OF CHANGE IN NUMBER OF VOTING SECURITIES
* NOTICE OF CHANGE IN NATURE OF THE RELEVANT INTEREST

OCTANEX NL

Before Change	Date of Change	Transaction	No of Voting Securities	Consideration	After Change
31,160,140	28/06/02	Sale	11,160,140	5¢	20,000,000
20,000,000	02/07/02	Purchase	20,000	5.2¢	20,020,000
20,020,000	20/08/02	Purchase	4,500,000	5.2¢	24,520,000
		TOTAL BENEFICIAL INTEREST			24,520,000

OCTANEX NL
(A/c Octanex Operations Pty Ltd)

Before Change	Date of Change	Transaction	No of Voting Securities	Consideration	After Change
NIL	28/06/02	Purchase	11,160,140	5¢	11,160,140
		TOTAL NON-BENEFICIAL RELEVANT INTEREST			11,160,140

Cue Energy Resources Limited
A.B.N. 45 066 383 971

02 DEC -5 AM 9:16

RELEASE

Bilip–1 Update

The Bilip –1 exploration well in PPL190 in Papua New Guinea is expected to begin drilling in mid October 2002. Bilip-1 will be drilled with the Parker Rig 140 which has recently been released after drilling the SE Gobe–10 ST1 oil development well.

Construction of the well pad is underway as is upgrading of the access road and are expected to be completed around the end of September, at which time the rig will be moved by road from SE Gobe to the Bilip–1 location.

Bilip is located on the SE Gobe-Saunders structural trend and straddles the PDL4/PPL190 boundary. The prospect consists of an upper hanging wall closure, similar in structural style to SE Gobe and to the recent Saunders oil discovery in PDL-4 and a deeper footwall (sub thrust) closure. The hanging wall closure is estimated by the operator to have the potential to contain 30 (mean) to 100 (high side) million barrels of recoverable oil within PPL190.

It is expected that the well will be drilled to a total depth of 3200 metres over approximately 42 days.

Two maps are attached.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd (Japanese group)	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577

Robert J Coppin
Chief Executive Officer

23 August 2002


PAPUA NEW GUINEA
SE GOBE AREA
Cue Energy Resources Limited
GOBE MAIN FIELD
HEALY
MAKAS
PPL 190
PPL 190
50 - 130
million
barrels
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
SEG-3
SEG-7
SEG-5
SEG-6
Saunders-1X
PDL 4
L 206
PPL 219
S.E.GOBE FIELD
SAUNDERS
BILIP
PPL 190
30 - 100
million
barrels
GILLESPIE
UNIT AREA
GOBE FOOTWALL
PDL 3
NW Iehi-1
PDL 4
PPL 190
3 - 12 million
barrels
(preliminary range)
Iehi-1
0
10
KILOMETRES
Oil
Gas
Prospects & Leads
130
Mean and highside recoverable volumes
002

BILIP HANGING WALL 1
Top Iagifu Depth Structure Map

Cue Energy Resources Limited



0 1 2
Kilometres
Contour Interval:
40,200 & 1000mSS
PPL 190
30 - 100
million
barrels
PN99-210
PN01-213
S E GOBE
Saunders-1
Bilip-1 (Prop)
PDL 3
PDL 4
PPL 190

r Santos Ltd July 2002

02 DEC -5 AM 9: 18

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	10 September 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Refer attached
No. of securities held prior to change	Refer attached
Class	Ordinary fully paid shares
Number acquired	Refer attached
Number disposed	Refer attached
Value/Consideration (AUD) Note: If consideration is non-cash, provide details and estimated valuation	Refer attached
No. of securities held after change	Refer attached

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS

FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Ernest Geoffrey Albers	4,016,433			
Ernest Geoffrey Albers (as Trustee for EG & PJ Albers)	-			
Ernest Geoffrey Albers & Pamela Joy Albers	655,214			
BB Nominees Pty Ltd	920,626	1,147,650	04-14/10/02	5.3, 5.5,5.6,6.1 &6.2¢
Sacrosanct Pty Ltd (Superannuation Fund A/c)	1,250,000			
TOTAL	6,842,273			

Summary of Other Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Browse Petroleum Pty Ltd	6,200,000			
Octanex NL	24,520,000			
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140			
TOTAL	41,880,140			

TOTAL	48,722,413	48,949,437

NOTES TO PRELIMINARY REPORT FOR YEAR TO 30 JUNE 2002

The operating surplus for the year to 30 June 2002 was $3,904,725, principle components of which comprise the following individual items:

i.	Production income	$8,252,459
ii.	Profit from sale of area of interest TRL/1 (Yolla)	$2,857,128
iii.	Recovery of exploration expenditure written off	$200,825
iv.	Interest received / receivable	$136,877
v.	Exploration and project expenditure written off	($1,136,787)
vi.	Amortisation of production property	($2,943,667)
vii.	Interest Expense	($86,234)
viii.	Investments written down	($269,654)
ix.	Tax paid	($549,136)
x.	Net loss from sale of listed securities	($346,930)

Production income - $8,252,459

The income represents production from the SE Gobe oil field in Papua New Guinea.

Profit from sale of Yolla - $2,857,128

Profit from sale of 14% interest in TRL/1(Yolla)

Recovery of exploration expenditure written off - $200,825

Exploration expenditure refunded (ATP541P).

Interest - $136,877

The Group received interest on funds held on deposit during the year.

Exploration and project expenditure written off - $1,136,787

Of the expensed exploration and project expenditure of $1,136,787, an amount of $1,033,383 of costs associated with exploration in PPL194 was written off.

Amortisation of production property - $2,943,667

The Group incurred amortisation charges on its SE Gobe Property using the unit of production method.

Interest Expense - $86,234

Interest charges predominantly associated with project finance for SE Gobe.

Investments written down - $269,654

The Company partially wrote down investments made during the year.

Tax paid - $549,136

Tax paid and payable in Papua New Guinea on PNG oil production.

Net Loss from sale of listed securities - $346,930

Net loss from sale of listed securities.

APPENDIX I (Rule 10.4)

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

CUE ENERGY RESOURCES LIMITED

For Full Year Ended 30 June 2002

(referred to in this report as the "current full year")

Preliminary **Full year** report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and **gives** a true and fair view of the matters to which they relate and is based on audited accounts.

If the report is based on audited accounts, a statement is required of any material qualification made by the auditor is to be attached.

The Listed Issuer **does have** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]	CONSOLIDATED OPERATING STATEMENT		
	Current full year $NZ'000	Up/Down %	Previous corresponding full year $NZ'000
1 **OPERATING REVENUE**			
(a) Sales revenue	8,252	(31)	12,045
(b) Other revenue	4,272	165	1,611
(c) Total operating revenue	12,524	(8)	13,656
2(a) **OPERATING SURPLUS/(DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	1,978	(69)	6,388
(b) Unusual items for separate disclosure	2,476	(163)	(3,916)
(c) **OPERATING SURPLUS/(DEFICIT) BEFORE TAX**	4,454	80	2,472
(d) Less tax on operating profit	549	1	541
(e) Operating (deficit) after tax but before minority interests	3,905	102	1,931
(f) Less minority interests	-		-
(g) Equity earnings [detail in item 19 below]	-		-
(h) **OPERATING SURPLUS/(DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER**	3,905	102	1,931
3(a) Extraordinary Items after tax [detail in 6(a) below]	-		-
(b) Less Minority Interest	-		-
(c) Extraordinary items after tax attributable to Members of the Listed Issuer	-		-
4(a) **TOTAL OPERATING SURPLUS/(DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g) + 3(a) ABOVE]**	3,905	102	1,931
(b) Operating Surplus/(Deficit) and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above]	-		-
(c) **OPERATING SURPLUS/(DEFICIT) AND**	3,905	102	1,931

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR FULL YEAR

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported (deficit)

	CONSOLIDATED	
	Current full year $NZ'000	Previous Corresponding full year $NZ'000
(a) Interest revenue included in Item 2(a) above	137	397
(b) # Interest revenue included in 5(a) above but not yet received	-	17
(c) Interest expense included in Item 2(a) above (include all forms of interest, lease finance charges, etc.)	90	1,031
(d) # Interest costs excluded from 5(c) above and capitalised in asset values	-	-
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	8,789	10,420
(f) Depreciation including all forms of amortisation and writing down of property/investment	2,970	3,390
(g) Write-off of intangibles	1137	-
(h) Unrealised changes in value of investments	113	(2,352)

6(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

Items of revenue or expense which are of such size and incidence or such nature that their disclosure is necessary to explain the performance of the entity - as required by FRS9

Details and Comments	GROUP – CURRENT FULL YEAR		
	Before Tax $NZ'000	Related Income Tax $NZ'000	After Tax $NZ'000
Unusual Items		-	-
Profit on sale of area of interest (TRL/1 Yolla)	2,857		
Net litigation settlement receipts	1,026		
Exploration written off	(1,137)		
Writedown of Investments	(270)		
Total Unusual items	2,476	-	-
Extraordinary Items	-	-	-
Total extraordinary items	-	-	-

6(b) COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current full year:

Production income	$8,252,459
Profit from sale of Yolla	$2,857,128
Recovery of exploration expenditure written off	$200,825
Interest received / receivable	$136,877
Exploration and project expenditure written off	($1,136,787)
Amortisation of production property	($2,943,667)
Interest Expense	($86,234)
Litigation and Settlement receipts	($1,026,350)
Investments written down	($269,654)
Tax paid	($540,126)

iii. Changes in accounting policies since last Annual Report and/or last Half Yearly Report to be disclosed :

There have been no changes in accounting policies.

7. EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	CONSOLIDATED	
	Current full year NZ cents	Previous Corresponding full year NZ cents
(a) Basic EPS	1.17	0.63
(b) Diluted EPS (if materially different from (a))	N/A	N/A

8(a) **MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:**

i) Name of subsidiary or group of subsidiaries. ____________________

ii) Contribution to consolidated *surplus (deficit) and extraordinary. ____________________

iii) Date from which such contribution has been calculated. ____________________

iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half year/full year. ____________________

(b) **MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:**

i) Name of subsidiary or group of subsidiaries. ____________________

ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary. ____________________

iii) Date to which such contribution has been calculated. ____________________

iv) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding half year/full year. ____________________

v) Contribution to consolidated operating *surplus (deficit) and extraordinary items from sale of subsidiary. ____________________

9. **REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS**

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/full year in accordance with the provision of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report.

GEOGRAPHICAL SEGMENTS	PNG	AUSTRALIA	NZ	INDONESIA	TOTAL
Operating revenue:					
Sales to customers outside the group	8,252	-	-	-	8,252
Intersegment revenue					
Unallocated revenue	3	3,240	3	1,026	4,272
Total revenue (consolidated total equal to Item 1(c) above)	8,255	3,240	3	1,026	12,524
Segment result (including abnormal items where relevant)	2,213	663	3	1,026	3,905
Unallocated expenses	-	-	-	-	-
Operating profit after tax (before equity accounting) (Equal to Item 2(e) above)	2,213	663	3	1,026	3,905
Segment assets	17,020	5,380	89	15,894	38,383
Unallocated assets	-	-	-	-	-
Total assets (Equal to Item 10 (n) below)	17,020	5,380	89	15,894	38,383

INDUSTRY SEGMENTS	OIL AND GAS EXPLORATION AND PRODUCTION	INVESTMENT	UNALLOCATED AND OTHER	TOTAL
Operating revenue:				
Sales to customers outside the group	8,252	-	-	8,252
Intersegment revenue				
Unallocated revenue	4,085	187	-	4,272
Total revenue (consolidated total equal to Item 1© above)	12,337	187	-	12,524
Segment result (including abnormal items where relevant)	4,411	(506)	-	3,905
Unallocated expenses	-	-	-	-
Operating profit after tax (before equity accounting) (Equal to Item 2(e) above)	4,411	(506)	-	3,905
Segment assets	32,998	5,385	-	38,383
Unallocated assets	-	-	-	-
Total assets (Equal to Item 10 (n) below)	32,998	5,385	-	38,383

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY
[Note (VIII) attached has particular relevance for the preparation of this statement]

	CONSOLIDATED		
	At end of current full year $NZ'000	As shown in last Annual Report $NZ'000	If half yearly as shown in last Half Yearly Report $NZ'000
10 CURRENT ASSETS			
(a) Cash	4,927	5,014	
(b) Receivables	1,027	2,788	
(c) Investments	-	694	
(d) Inventories	-	-	
(e) Other - Unearned Income	964	1,619	
(f) TOTAL CURRENT ASSETS	6,918	10,115	
NON-CURRENT ASSETS			
(g) Receivables	-	-	
(h) *Investments*	441	1,433	
(i) Inventories	-	-	
(j) Property, plant and equipment	10,416	12,047	
(k) Intangibles	19,149	16,957	
(l) Other - Unearned Income	1,459	2,671	
(m) TOTAL NON-CURRENT ASSETS	31,465	33,108	
(n) TOTAL ASSETS	38,383	43,223	
11 CURRENT LIABILITIES			
(a) Accounts payable	142	958	
(b) Borrowings	-	7,563	
(c) Provisions	70	140	
(d) Other - Unearned Income	964	1,619	
(e) TOTAL CURRENT LIABILITIES	1,176	10,280	
NON-CURRENT LIABILITIES			
(f) Accounts payable	-	-	
(g) Borrowings	-	-	
(h) Provisions	82	-	
(i) Other - Unearned Income	1,459	2,671	
(j) TOTAL NON-CURRENT LIABILITIES	1,541	2,671	
(k) TOTAL LIABILITIES	2,717	12,951	
(l) NET ASSETS	35,666	30,272	
12 SHAREHOLDERS' EQUITY			
(a) Share capital	83,774	80,405	
(b) Reserves (i) Revaluation reserve	-	-	
(ii) Other reserves	-	1,880	
(c) Retained surplus (accumulated deficit)	(48,108)	(52,013)	
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	-		
(e) Outside equity interests in subsidiaries	-	-	
(f) TOTAL SHAREHOLDERS' EQUITY	35,666	30,272	

STATEMENT OF CASH FLOWS FOR FULL YEAR

[See Note (IX) attached]

		Current full year NZ$'000	Previous corresponding full year $NZ'000
13	**CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
	(a) Receipts from customers	8,989	11,475
	(b) Interest received	138	466
	(c) Dividends received	18	-
	(d) Payment to suppliers and employees	(2,094)	(4,799)
	(e) Interest paid	(783)	(546)
	(f) Income taxes paid	(622)	(230)
	(g) Other – Foreign currency exchange conversion	-	558
	(h) Net Litigation and Settlement receipt	1,026	(272)
	(h) **NET OPERATING CASH FLOWS**	6,672	6,652
14	**CASH FLOWS RELATED TO INVESTING ACTIVITIES**		
	(a) Cash proceeds from sale of property, plant and equipment	8,169	18
	(b) Cash proceeds from sale of equity investments	1,311	5,785
	(c) Loans repaid by other entities	-	-
	(d) Cash paid for purchases of property, plant and equipment	(10,126)	(16,300)
	(e) Interest paid – capitalised	-	-
	(f) Cash paid for purchases of equity investments	(12)	(2,723)
	(g) Loans to other entities	(246)	-
	(h) Other	-	-
	(i) **NET INVESTING CASH FLOWS**	(904)	(13,220)
15	**CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
	(a) Cash proceeds from issues of shares, options, etc	-	1,327
	(b) Borrowings	-	-
	(c) Repayment of borrowings	(5,502)	(869)
	(d) Dividends paid	-	-
	(e) Other - project loan deposit	1,849	(1,849)
	(f) **NET FINANCING CASH FLOWS**	(3,653)	(1,391)
16	**NET INCREASE (DECREASE) IN CASH HELD**	2,115	(7,959)
	(a) Cash at beginning of full year	3,049	10,889
	(b) Exchange rate adjustments to Item 16(a) above	(341)	119
	(c) **CASH AT END OF FULL YEAR**	4,823	3,049

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

____

____

____

*Delete as required

18 RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes

Cash at the end of the full year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:	Current full year $NZ'000	Previous corresponding full year $NZ'000
Cash on hand and at bank	137	758
Deposits at call	4,686	2,291
Bank Overdraft	-	-
Other (provide details)	-	-
TOTAL = CASH AT END OF FULL YEAR [Item 16(c) above]	4,823	3,049

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP:8 Accounting for Business Combinations).

	EQUITY EARNINGS	
(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES	Current full year NZ$'000	Previous corresponding *half year/full year $NZ'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE ABNORMAL ITEMS AND TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) i) Extraordinary items (gross)		
ii) Less tax		
iii) Extraordinary items (net)		
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(G) ABOVE)**		

*Delete as required

(ii) MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

Name	Percent of ordinary shares held at end of *half year/full year		Combinations to operating *surplus (deficit) and extraordinary items after tax	
Equity accounted associated companies	Current full year	Previous corresponding full year	Current full year $NZ'000	Previous corresponding full year $NZ'000
			Equity Accounted	
N/A				
Other material interests			Not Equity Accounted	

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current full year $NZ'000	Previous corresponding full year $NZ'000
Carrying value of investments in associated companies (CV)		
Share of associated companies' retained profits and reserves not included in CV:	N/A	N/A
Retained profits		
Reserves		
Equity carrying value of investments		

*Delete as required

20. ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

Category of Securities	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:				
Of which issued during current full year:	-	-	-	-
ORDINARY SHARES:	333,943,755	333,943,755	N/A	N/A
Issued during current full year	8,471,191	8,471,191	-	-
CONVERTIBLE NOTES:				
#(Description)	-	-	-	-
Issued during current full year	-	-	-	-
			Exercise Price AUD Cents	Expiry Date
OPTIONS:	500,000	-	8	02/05/04
	500,000	-	10	02/05/04
	500,000	-	12	02/05/04
	500,000	-	15	02/05/04
Of which issued during current year	500,000	-	8	02/05/04
	500,000	-	10	02/05/04
	500,000	-	12	02/05/04
	500,000	-	15	02/05/04
DEBENTURES				
- Totals only:	-	-	-	-
UNSECURED NOTES				
- Totals only:	-	-	-	-

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 DIVIDEND: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 ANNUAL MEETING (if full year report)
(a) To be held at ______________________ (Location)
(b) Date ______________ 200__ Time ____________
(c) Approximate date of availability of Annual Report ______________

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting __________ (date).

(signed by) Authorised Officer of Listed Issuer

12/09/02
(Date)

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Acquiring 2D Seismic in Sampang PSC

Cue is pleased to announce that the Sampang PSC joint venture is acquiring additional 2D Seismic over the West Anggur prospect. The Sampang PSC is located offshore East Java, Indonesia. The eight lines of the survey are designed to delineate a structural closure at the Mundu formation level that has been mapped up dip from oil and gas shows that were encountered in the Mundu formation in the Anggur –3 well, which was drilled in September 2002.

The Anggur 2D Seismic is being acquired in conjunction with a seismic site survey over the Wortel (Oyong Barat) prospect, which is situated approximately seven kilometres west of the Oyong oil and gas discovery and is assessed to have the potential to contain similar volumes of oil and gas (100 million barrels of oil in place and 150 billion cubic feed of natural gas in place, in a mean case) to those of Oyong.

Wortel is a candidate for drilling in the fourth quarter 2002.

The Wortel site survey also covers the nearby Persik and Pare (Oyong Miring) leads. The seismic data from the shallow survey will also be used to refine structural mapping at the Mundu formation level.

The overall survey began on 6 September 2002 and is expected to be completed by 12 September 2002.

The joint venture is also considering acquiring additional 2D seismic data over a number other leads and prospects in the block, towards the end of 2002.

A location map is attached.

Participants in the Sampang PSC are:-

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% Operator
Coastal Indonesian Sampang Ltd (El Paso)	40%

Any queries regarding this announcement should be directed to Robert Coppin on (03) 96297577

Robert J Coppin
Chief Executive Officer

11 September 2002

OYONG PSC – LOCATION MAP

Cue Energy Resources Limited



112°30' E
113°00' E
113°30' E
114°00' E
07°00' S
07°30' S
9 200 000mN
700 000mE
750 000mE
Java Sea
Madura
Madura Strait
Java
KE Field
Bangkalan
Lerpak Field
Sumenep
Kertegeneh Field
Puteran
Gresik
Sekarkorong Field
Bogomiring Field
Pamekasan
Sampang
Sampang PSC
Surabaya
Kruka Field
Lidah Field
Kuti Field
Kerawal
SSK2
500 BCF
Dukuh
2 TCF
Persik
Kentang
Oyong Barat
Oyong
Oyong Miring
Rambat
Jalar
Raja
Gurita
Herbras
Paus
Puteri Laut
Ubur Ubur
BD Field
Genteng
Madura Offshore PSC
Maleo Field
Sidoarjo
Wunut Field
Enau
Flamboyan
28" Diameter Pipeline
N
0
10
20
Kilometres
Pasuruan
Grati
Probolonggo
Besuki
LEGEND
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play
MALAYSIA
INDONESIA
Sumatra
Java
Location

After Santos Ltd July 2002

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

CUE ENERGY ANNOUNCES PROFIT OF (NZ)$3.9 MILLION

Cue Energy Resources Ltd (ASX : CUE, NZSE : CUE) announced a 100% increase in net profit of NZ$3,905,000 after writing off exploration expenditure and amortisation of NZ$4,080,454.

The profit compares with Cue's previous profit of NZ$1,931,000 in the 2001 year.

Cue received most of its revenue from its interest in the unitised SE Gobe Oilfield in Papua New Guinea. This contributed NZ$8,252,459 in oil production revenue.

In announcing the result, Cue's Chairman, Mr Richard Tweedie, said that "the profit was a pleasing result and establishes a trend of rising profitability, which Cue will strive to repeat in the current year."

Mr Tweedie went on to say that "the continuing strength of the oil price bodes well for profitability." "The strength of the oil market couldn't have come at a better time for Cue, given that we have an 11% participation in the drilling next month of the exciting new well, Bilip, along trend from the producing SE Gobe oil field and Saunders oil discovery", Mr Tweedie said.

"We are also shooting a 2D seismic survey over selected prospects and leads in the vicinity of our Oyong discovery in the Madura Strait of Indonesia with a wildcat well anticipated before year end. Development planning for Oyong is progressing satisfactorily." Mr Tweedie said. Mr Tweedie also said "that Cue's participation in both PNG and Indonesia has potential for considerable future value creation for shareholders."

Any queries regarding this announcement should be directed to the Company on (03) 9629 7577

Richard G Tweedie
Chairman

11 September 2002

Cue Energy Resources Limited
A.B.N. 45 066 383 971

02 DEC -5 AM 9: 11

RELEASE

Bilip–1 Update

The Bilip –1 exploration well in PPL190 in Papua New Guinea is expected to begin drilling between 15th and 18th October 2002. Bilip-1 will be drilled with the Parker Rig 140 which is currently being moved by road from SE Gobe to the Bilip –1 location.

Bilip is located on the SE Gobe-Saunders structural trend and straddles the PDL4/PPL190 boundary. The prospect consists of an upper hanging wall closure, similar in structural style to SE Gobe and to the recent Saunders oil discovery in PDL-4 and a deeper footwall (sub thrust) closure. The hanging wall closure is estimated by the operator to have the potential to contain 30 (mean) to 100 (high side) million barrels of recoverable oil within PPL190.

It is expected that the well will be drilled to a total depth of 3200 metres over approximately 42 days.

Two maps are attached.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd (Japanese group)	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577

Robert J Coppin
Chief Executive Officer

7 October 2002



PAPUA NEW GUINEA
SE GOBE AREA
Cue Energy Resources Lim
GOBE MAIN FIELD
HEALY
MAKAS
PPL 190
PPL 190 50 - 130 million barrels
PDL 4
PPL 206
S.E.GOBE FIELD
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
SEG-3
SEG-7
SEG-5
SEG-6
PPL 219
Saunders-1X
SAUNDERS
BILIP
PPL 190 30 - 100 million barrels
GILLESPIE
UNIT AREA
GOBE FOOTWA
PDL 3
NW Iehi-1
PDL 4
PPL 190
3 - 12 million barrels (preliminary range)
Iehi-1
Oil
Gas
Prospects & Leads
50 - 130
Mean and highside recoverable volumes
0
10
KILOMETRES
July 2002

BILIP HANGING WALL 1
Top Iagifu Depth Structure Map

Cue Energy Resources Lim



0 1 2
Kilometres
Contour Interval:
40,200 & 1000mSS
PPL 190
30 - 100
million
barrels
PN99-210
S E GOBE
Saunders-1
Bilip-1 (Prop)
PDL 3
PDL 4
PPL 190
PN01-21

After Santos Ltd July 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Retention Licence Offer – Kimu Gas Field

Cue is please to announce the offer of a 5 year retention licence, over the Kimu gas field, from the Minister for Petroleum and Energy, Papua New Guinea

Cue's 100% owned subsidiary Omati Oil Pty Ltd holds a 10.72% interest in the 1999 Kimu gas discovery which has been estimated by the operator to hold recoverable gas volumes in excess of 1 trillion cubic feet (Cue net share approximately 107 billion cubic feet)

Joint venture participants are: -

Oil Search Limited	44.64%	Operator
Mosiac Oil Nuigini Limited	28.57%	
Gedd (PNG) Limited	16.07%	
Omati Oil Pty Ltd (Cue)	10.72%	

For further information please contact the company on (03) 96297577

Robert J Coppin
Chief Executive Officer

14 October 2002

Cue Energy Resources Limited
A.B.N. 45 066 383 971

02 DEC -5 AM 9: 11

RELEASE

Barikewa Gas Field – Retention Licence Offer

Cue is pleased to announce that the Minister for Petroleum and Energy, Papua New Guinea, has offered a 5 year retention licence over the Barikewa gas field.

Cue's 100% owned subsidiary Cue PNG Oil Company Pty Ltd holds a 14.894% interest in the Barikewa gas field which is estimated to contain recoverable gas volumes in excess of 800 billion cubic feet (Cue net share approximately 120 billion cubic feet).

Barikewa is located approximately 3 kilometres from the proposed route of the PNG to Queensland gas pipeline.

Joint Venture participants are :-

Barracuda Limited (Santos)	42.553% Operator
Iona Limited (Oil Search)	42.553%
Cue PNG Oil Company Pty Ltd	14.894%

For further information please contact the company on (03) 96297577

Robert J Coppin
Chief Executive Officer

14 October 2002

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	15 October 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	Refer attached
No. of securities held prior to change	Refer attached
Class	Ordinary fully paid shares
Number acquired	Refer attached
Number disposed	Refer attached
Value/Consideration (AUD) Note: If consideration is non-cash, provide details and estimated valuation	Refer attached
No. of securities held after change	Refer attached

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS

FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Ernest Geoffrey Albers	4,016,433			
Ernest Geoffrey Albers (as Trustee for EG & PJ Albers)	-			
Ernest Geoffrey Albers & Pamela Joy Albers	655,214			
BB Nominees Pty Ltd	1,147,650			
Sacrosanct Pty Ltd (Superannuation Fund A/c)	1,250,000			
TOTAL	7,069,297			

Summary of Other Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Browse Petroleum Pty Ltd	6,200,000			
Octanex NL	24,520,000	25,220,000	25/10/02	6.0¢
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140			
TOTAL	41,880,140			

TOTAL	48,949,437	49,649,437

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Bilip–1 Update

The Bilip –1 exploration well in PPL190 in Papua New Guinea is expected to begin drilling on 18th October 2002. Bilip-1 will be drilled with the Parker Rig 140 which is in the final stages of rigging up.

Bilip is located on the SE Gobe-Saunders structural trend and straddles the PDL4/PPL190 boundary. The prospect consists of an upper hanging wall closure, similar in structural style to SE Gobe and to the recent Saunders oil discovery in PDL-4 and a deeper footwall (sub thrust) closure. More details will be provided when the well spuds.

Two maps are attached.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd (Japanese group)	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577

Robert J Coppin
Chief Executive Officer

16 October 2002


PAPUA NEW GUINEA
SE GOBE AREA
Cue Energy Resources Lir
GOBE MAIN FIELD
HEALY
MAKAS
PPL 190
PPL 190
50 - 130
million
barrels
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
SEG-3
SEG-7
SEG-5
SEG-6
PPL 219
PDL 4
PPL 206
S.E.GOBE FIELD
Saunders-1X
SAUNDERS
BILIP
GILLESPIE
UNIT AREA
GOBE
FOOTWA
PDL 3
NW Iehi-1
PDL 4
PPL 190
3 - 12 million
barrels
(preliminary range)
Iehi-1
Oil
Gas
Prospects & Leads
50 - 130
Mean and highside
recoverable volumes
July 2002
0
10
KILOMETRES

BILIP HANGING WALL 1
Top Iagifu Depth Structure Map

Cue Energy Resources Lir



0 1 2
Kilometres
Contour Interval:
40,200 & 1000mSS
PPL 190
30 - 100
million
barrels
PN99-210
S E GOBE
Saunders-1
Bilip-1 (Prop)
PDL 3
PDL 4
PPL 190
PN01-2

After Santos Ltd July 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

02 DEC -5 AM 9:17

RELEASE

Bilip–1 Spuds

Cue is pleased to announce that Bilip –1 in PPL190, Papua New Guinea spudded at 4.00pm on 17th October 2002. At midnight on 17th October, the well was at 33m and drilling ahead in 26 inch hole

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary. The prospect consists of an upper hanging wall objective similar in structure style to SE Gobe and to the recent Saunders oil discovery in PDL-4 and a more risky deeper footwall (sub thrust) objective.

The operator has interpreted the upper hanging wall objective to consist of two stacked thrust related structural closures. The primary objective Iagifu sandstone in the two upper closures is expected to be penetrated between 1500m and 2500m drill depth (17 to 23 drilling days). The Iagifu sandstone may be present at approximately 3300 metres drill depth in the deeper footwall (sub thrust) objective.

The hanging wall closures are estimated to have the potential to contain approximately 30 (P_{50}) to more than 100 million barrels (high side) of recoverable oil within PPL190 (Cue share 3-11 million barrels).

The Joint Venture has approved drilling the well to a total depth of 2480m drill depth. The decision to deepen to a total depth of approximately 3450 metres drill depth will be taken after the drilling of the upper section.

Two maps and a cross section are attached.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd (Japanese Group)	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

18th October 2002


PAPUA NEW GUINEA
SE GOBE AREA
Cue Energy Resources Limited
GOBE
MAIN FIELD
HEALY
MAKAS
PPL 190
PPL 190
50 - 130
million
barrels
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
SEG-3
SEG-7
SEG-5
SEG-6
PPL 219
Saunders-1X
PDL 4
206
S.E.GOBE FIELD
SAUNDERS
BILIP
PPL 190
30 - 100
million
barrels
GILLESPIE
UNIT AREA
GOBE
FOOTWALL
PDL 3
NW Iehi-1
PDL 4
PPL 190
3 - 12 million
barrels
(preliminary range)
Iehi-1
0
10
KILOMETRES
Oil
Gas
Prospects & Leads
30
Mean and highside
recoverable volumes

BILIP HANGING WALL 1
Top Iagifu Depth Structure Map

Cue Energy Resources Limited



0 1 2
Kilometres
Contour Interval:
40,200 & 1000mSS
PPL 190
30 - 100
million
barrels
PN99-210
PN01-213
S E GOBE
Saunders-1
Bilip-1 (Prop)
PDL 3
PDL 4
PPL 190

Santos Ltd July 2002

BILIP CROSS SECTION - PN99-210

Cue Energy Resources Limited



SOUTH
NORTH
Bilip 1
KB 756m MSL
MSL
-1000m
-2000m
-3000m
-4000m
Orubadi Fm
1700m Drill Depth
Closure 1
Closure 2
Darai Fm
2200m Drill Depth
Ieru Fm
Toro Sst
Iagifu Sandstone
Iagifu Sandstone
Lower Imburu
Koi lange and deeper
0
1
2
3
Kilometres
H:V=1:1

Santos Ltd April 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 8.00am on 21st October Bilip –1 in PPL190, Papua New Guinea was at a depth of 88 metres and drilling ahead.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary. The prospect consists of an upper hanging wall objective similar in structure style to SE Gobe and to the recent Saunders oil discovery in PDL-4 and a deeper footwall (sub thrust) closure.

The operator has interpreted the upper hanging wall objective to consist of two stacked thrust related structural closures. The primary objective Iagifu sandstone, which is the oil reservoir in the SE Gobe field and the Saunders discovery is expected to be penetrated at approximately 1700 metres drill depth (18 days drilling time) in the upper most thrust closure and at approximately 2200 metres (21 days drilling time) in the lower thrust closure. The Iagifu sandstone is expected to be present at approximately 3300 metres drill depth in the deeper footwall (sub thrust) closure.

The hanging wall closures are estimated by the operator to have the potential to contain approximately 30 (P_{50}) to more than 100 million barrels (high side) of recoverable oil within PPL190 (Cue share 3-11 million barrels).

The Joint Venture has approved drilling the well to a total depth of 2480m drill depth, but the well is likely to be deepened to a total depth of approximately 3450 metres drill depth.

Two maps and a cross section are attached.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd (Japanese Group)	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

21st October 2002

PAPUA NEW GUINEA
SE GOBE AREA



Cue Energy Resources Li
GOBE
MAIN FIELD
HEALY
MAKAS
PPL 190
PPL 190
50 - 130
million
barrels
PDL 4
PPL 206
S.E.GOBE FIELD
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
SEG-3
SEG-7
SEG-5
SEG-6
PPL 219
Saunders-1X
SAUNDERS
BILIP
GILLESPIE
UNIT AREA
GOBE
FOOTW
PDL 3
NW Iehi-1
PDL 4
PPL 190
3 - 12 million
barrels
(preliminary range)
Iehi-1
Oil
Gas
Prospects & Leads
50 - 130
Mean and highside
recoverable volumes
0
10
KILOMETRES
July 2002

BILIP HANGING WALL 1
Top Iagifu Depth Structure Map

Cue Energy Resources Li



0 1 2
Kilometres
Contour Interval:
40,200 & 1000mSS
PPL 190
30 - 100
million
barrels
PN99-210
S E GOBE
Saunders-1
Bilip-1 (Prop)
PDL 3
PDL 4
PPL 190
PN01-2

After Santos Ltd July 2002

BILIP CROSS SECTION - PN99-210

Cue Energy Resources Lim



SOUTH
NORTH
Bilip 1
KB 756m MSL
MSL
-1000m
-2000m
-3000m
-4000m
Depth rel MSL
Orubadi Fm
Darai Fm
Ieru Fm
Toro Sst
Iagifu Sandstone
Lower Imburu
Koi Iange and deeper
1700m Drill Depth
2200m Drill Depth
Closure 1
Closure 2
Iagifu Sandstone
0
1
2
3
Kilometres
H:V=1:1

After Santos Ltd April 2002

Cue Energy Resources Limited
A.B.N. 45 066 383 971

02 DEC -5 AM 9:11

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 9.00am on 22nd October Bilip –1 in PPL190, Papua New Guinea was at a depth of 300 metres and drilling ahead.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary. The prospect consists of an upper hanging wall objective similar in structure style to SE Gobe and to the recent Saunders oil discovery in PDL-4 and a more risky deeper footwall (sub thrust) objective.

The operator has interpreted the upper hanging wall objective to consist of two stacked thrust related structural closures. The primary objective Iagifu sandstone in the two upper closures is expected to be penetrated between 1500m and 2500m drill depth (17 to 23 drilling days). The Iagifu sandstone may be present at approximately 3300 metres drill depth in the deeper footwall (sub thrust) objective.

The hanging wall closures are estimated to have the potential to contain approximately 30 (P_{50}) to more than 100 million barrels (high side) of recoverable oil within PPL190 (Cue share 3-11 million barrels).

The Joint Venture has approved drilling the well to a total depth of 2480m drill depth. The decision to deepen to a total depth of approximately 3450 metres drill depth will be taken after the drilling of the upper section.

Two maps and a cross section are attached.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd (Japanese Group)	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

22nd October 2002



PAPUA NEW GUINEA
SE GOBE AREA
Cue Energy Resources Limited
GOBE MAIN FIELD
HEALY
MAKAS
PPL 190
PPL 190 50 - 130 million barrels
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
SEG-3
SEG-7
SEG-5
SEG-6
PPL 219
PDL 4
206
S.E.GOBE FIELD
Saunders-1X
SAUNDERS
BILIP
PPL 190 30 - 100 million barrels
GILLESPIE
UNIT AREA
GOBE FOOTWALL
PDL 3
NW Iehi-1
PDL 4
PPL 190
3 - 12 million barrels (preliminary range)
Iehi-1
Oil
Gas
Prospects & Leads
130
Mean and highside recoverable volumes
0
10
KILOMETRES

BILIP HANGING WALL 1
Top Iagifu Depth Structure Map

Cue Energy Resources Limited


0 1 2
Kilometres
Contour Interval:
40,200 & 1000mSS
PPL 190
30 - 100
million
barrels
PN99-210
PN01-213
Bilip-1 (Prop)
Saunders-1
S E GOBE
PDL 3
PDL 4
PPL 190

Santos Ltd July 2002

BILIP CROSS SECTION - PN99-210

Cue Energy Resources Limited


SOUTH
NORTH
Bilip 1
KB 756m MSL
MSL
-1000m
-2000m
-3000m
-4000m
Orubadi Fm
1700m Drill Depth
Darai Fm
2200m Drill Depth
Closure 1
Closure 2
Ieru Fm
Toro Sst
Iagifu Sandstone
Iagifu Sandstone
Lower Imburu
Koi Iange and deeper
0
1
2
3
Kilometres
H:V=1:1

Santos Ltd April 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 6.00am on 23rd October the Bilip –1 exploration well in PPL190, Papua New Guinea was at a depth of 570 metres and drilling ahead.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

23rd October 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 6.00am on 24th October the Bilip –1 exploration well in PPL190, Papua New Guinea was at a depth of 726 metres and drilling ahead.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

24th October 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

02 DEC -5 AM 9:2

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 6.00am on 25th October the Bilip –1 exploration well in PPL190, Papua New Guinea was at a depth of 848 metres and drilling ahead.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

25th October 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 6.00am on 28th October the Bilip –1 exploration well in PPL190, Papua New Guinea was at a depth of 869 metres and rigging up blow out preventers. 13 $^{3}/_{8}$" casing has been set at 811m.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

28th October 2002

Cue Energy Resources Limited
A.B.N. 45 066 383 971

02 DEC -5 AM 9:21

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 6.00am on 29th October the Bilip –1 exploration well in PPL190, Papua New Guinea was at a depth of 869 metres and testing blow out preventers.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

29th October 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

02 DEC -5 AM 9:27

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 SEPTEMBER 2002

QUARTER HIGHLIGHTS

Indonesia

- 2D seismic acquired over Wortel and West Anggur in Sampang PSC.
- Oyong development planning progressed.
- Gas markets identified in Surabaya area.

Papua New Guinea

- Quarterly revenue from the SE Gobe field was US$972,589.
- Rig moved to Bilip –1 and well spudded on 17 October.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Chevron

Cue's oil production revenue received during the quarter from the SE Gobe oil field in PNG was US$972,589 and equated to 37,515 barrels. Cue did not have any hedging arrangements in place during the quarter.

At the end of the quarter, the SE Gobe field was producing at a rate of approximately 10,500 barrels of oil per day (Cue's net interest is approximately 405 barrels of oil per day).

SE Gobe –1 ST –1 continued to produce during the quarter at rates above 1800 barrels of oil per day. SE Gobe –10 ST –1 was drilled and completed, but flowed mainly water and will be potentially used as a back-up water injector.

2. DEVELOPMENT ACTIVITY

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

Oyong development studies continued during the quarter with a focus on refining the type of platform and floating facilities to be used for the field and on refining the geological and reservoir models.

During the quarter, meetings were held with potential customers for Oyong gas in the general Surabaya area. It is evident that gas supply is currently not able to meet demand in the area and that Oyong gas production could be absorbed by the market.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)

Operator: Santos

No exploration activity during the quarter

PPL 189 - Papuan Basin, PNG (14.894% Interest)

Operator: Santos

Subsequent to the end of the quarter, the Minister for Petroleum and Energy, Papua New Guinea offered a five year Retention Licence (PRL9) over the Barikewa gas field.

The Barikewa gas field is estimated to contain recoverable gas volumes in excess of 800 billion cubic feet (Cue net share approximately 120 billion cubic feet) and is located approximately 3 kilometres from the proposed route of the PNG to Queensland gas pipeline.

Negotiations continued on the application for a new licence (APPL229) over nine graticular blocks to the east of the Retention Licence area.

PPL 190 - Papuan Basin, PNG (10.947% Interest)

Operator: Santos

During the quarter, an access road and drilling pad were constructed for the Bilip –1 well. Bilip –1 began drilling on 17 October 2002.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary. The prospect consists of an upper hanging wall objective similar in structure style to SE Gobe and to the recent Saunders oil discovery in PDL-4 and a more risky deeper footwall (sub thrust) objective.

The operator has interpreted the upper hanging wall objective to consist of two stacked thrust related structural closures. The primary objective Iagifu sandstone in the two upper closures is expected to be penetrated between 1500m and 2500m drill depth. The Iagifu sandstone may be present at approximately 3300 metres drill depth in the deeper footwall (sub thrust) objective.

The hanging wall closures are estimated to have the potential to contain approximately 30 (P_{50}) to more than 100 million barrels (high side) of recoverable oil within PPL190 (Cue share 3-11 million barrels).

The Joint Venture has approved drilling the well to a total depth of 2480m drill depth. A decision to deepen to a total depth of approximately 3450 metres drill depth will be taken after the drilling of the upper section.

PPL 193 - Papuan Basin, PNG (7.5% Interest)

Operator: Oil Search

Subsequent to the end of the quarter, the Minister of Petroleum and Energy, Papua New Guinea offered a five year Retention Licence (PRL8) over the Kimu gas field. Cue will hold a 10.72% interest in the Retention Licence and in the Kimu field which has been estimated by the operator to hold recoverable gas volumes in excess of 1 trillion cubic feet (Cue net share approximately 107 billion cubic feet).

PPL 194 - Papuan Basin, PNG (100% Interest)

Operator: Cue Energy

No activity during the quarter.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

During the quarter, additional 2D seismic was acquired over the Mungga (West Anggur) prospect. The survey lines were designed to delineate a structural closure at the Mundu formation level that has been mapped up dip from oil and gas shows that were encountered in the Mundu formation in the Anggur – 3 well, which was drilled in September 2001.

The Anggur 2D seismic was acquired in conjunction with a seismic site survey over the Wortel (Oyong Barat) prospect, which is situated approximately seven kilometres west of the Oyong oil and gas discovery.

Mungga and Wortel are candidates for possible drilling in late 2002.

A total of eighteen prospects and leads have been identified in the block. A 2D infill seismic survey is planned for late 2002 to mature some of these prospects and leads.

EP 363 Carnarvon Basin - Western Australia (10% buy back option)

Operator: Apache Energy

No activity during the quarter.

By Order of the Board

Andrew Knox
Public Officer

30 October 2002

APPENDIX II
(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	**Quarter Ended 30/9/02 $NZ 000**	**Year to Date (Three Months) $NZ 000**
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	2080	2080
b) Payments: for exploration and evaluation	(1,164)	(1,164)
for development	-	-
for production	(778)	(778)
for administration	(375)	(375)
c) Dividends received	-	-
d) Interest and other items of a similar nature received	48	48
e) Interest and other costs of finance paid	-	-
f) Income taxes paid	-	-
g) Other (cost recovery)	-	-
h) **NET OPERATING CASH FLOWS**	(189)	(189)
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	-	-
b) Cash proceeds from sale of prospects	-	-
equity investments	235	235
other fixed assets	-	-
c) Loans to other entities	-	-
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	235	235
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	-
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	-	46
4. a) *NET INCREASE (DECREASE) IN CASH HELD	46	
b) Cash at beginning of quarter/year to date	4,823	4,823
c) Exchange rate adjustments to Item 4(a) above	136	136
d) **CASH AT END OF QUARTER**	5,005	5,005

5. NON-CASH FINANCING AND INVESTING ACTIVITIES

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. FINANCING FACILITIES AVAILABLE

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.	**Amount Available $NZ 000**	**Amount Used $NZ 000**
	-	-
TOTAL	-	-

7. ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

	Current Quarter # $NZ 000	**Following Quarter $NZ 000**
a) Exploration and evaluation	3,191	1,228
b) Development	1,165	541
TOTAL	4,356	1,769

The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. RECONCILIATION OF CASH

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	**Current Quarter $NZ 000**	**Previous Quarter $NZ 000**
Cash on hand and at bank	61	137
Deposits at call	4,944	4,686
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	5,005	4,823

9. **CHANGES IN INTERESTS IN MINING TENEMENTS**

	Tenement Reference	Nature of Interest	Interest at Beginning Of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	-	-	-	-
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
				Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/04
		500,000	-	10	02/05/04
		500,000	-	12	02/05/04
		500,000	-	15	02/05/04
Of which issued during current quarter		-	-	-	-
		-	-	-	-
		-	-	-	-
		-	-	-	-
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-

Andrew Knox
Public Officer

30 October 2002

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 SEPTEMBER 2002

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

Development Variation

The variation in the quarter was due to variation in the development programme.

APPENDIX B

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 SEPTEMBER 2002

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 189	Barracuda Pty Ltd	14.894
PPL 190	"	10.947
PDL 3	"	5.568892
SE Gobe Field Unit	Chevron Niugini Pty Ltd	3.285646
PPL 193	Oil Search Limited	7.5
PPL 194	Toro Oil Pty Ltd +	100.0

+ Toro Oil Pty Ltd is a 100% owned subsidiary of Cue Energy Resources Limited.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 6.00am on 30th October the Bilip –1 exploration well in PPL190, Papua New Guinea was at a depth of 869 metres and washing and reaming to bottom in preparation for drilling ahead.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

30th October 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

02 DEC -5 AM 9:2

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 6.00am on 31st October, the Bilip –1 exploration well in PPL190, Papua New Guinea was at a depth of 955 metres and drilling ahead in 12¼ inch hole.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

31st October 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 6.00am on 1st November, the Bilip –1 exploration well in PPL190, Papua New Guinea was at a depth of 1126 metres and conditioning mud prior drilling ahead in 12¼ inch hole.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

1st November 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 6.00am on 4th November, the Bilip –1 exploration well in PPL190, Papua New Guinea was at a depth of 1148 metres and running 9 5\8 inch casing.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

4th November 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 6.00am on 6th November, the Bilip –1 exploration well in PPL190, Papua New Guinea was at a depth of 1148 metres and running to bottom in preparation for drilling ahead in 8.5" hole. 9 5/8" casing has been set at 1147 metres.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

6th November 2002

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 6.00am on 7th November, the Bilip –1 exploration well in PPL190, Papua New Guinea was at a depth of 1261 metres and drilling ahead.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

7th November 2002

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Bilip–1 Daily Report

Cue is pleased to announce that at 6.00am on 8th November, the Bilip –1 exploration well in PPL190, Papua New Guinea was at a depth of 1464 metres and drilling ahead.

Bilip is located on the SE Gobe-Saunders structural trend approximately 10km southeast of the SE Gobe field and straddles the PDL4/PPL190 boundary.

Participants in PPL190 are:-

Cue Energy Resources Ltd	10.947%
Santos Ltd	31.278% - operator
Oil Search Ltd	31.278%
Murray Petroleum Ltd	26.497%

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Robert J Coppin
Chief Executive Officer
for and on behalf of
Cue PNG Oil Company Pty Ltd

8th November 2002

RELEASE

CUE ENERGY RESOURCES LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Cue Energy Resources Limited** ("the Company") will be held at the Registered Office of the Company, 2nd Floor, BDO House, 99-105 Customhouse Quay, Wellington, New Zealand on Thursday 21st November 2002 commencing at 10 a.m. for the purpose of transacting the following items of business.

AGENDA

General Business

To consider, and if thought fit, pass the following Ordinary Resolutions:

1. **Directors Report**

   To receive and adopt the Directors Report and Financial Statements for the year ended 30 June 2002 and the Report of the Auditors thereon.

2. **Election of Directors**

   Mr R.G. Tweedie retires by rotation and being eligible, offers himself for re-election.

   Mr K. Hoolihan retires by rotation and being eligible, offers himself for re-election.

   The meeting will be asked to consider and if thought fit, pass the following ordinary resolutions:

   2.1 "That Mr R.G. Tweedie be elected as a director of the Company".

   2.2 "That Mr K. Hoolihan be elected as a director of the Company".

By order of the Board
BDO Spicers
Secretary

CUE ENERGY RESOURCES LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

New Zealand Address:
The Secretary
Cue Energy Resources Limited
BDO House
99-105 Customhouse Quay
Wellington
New Zealand
Fax No: (64) 4 473 3582

Australian Address:
The Secretary
Cue Energy Resources Limited
Level 25
500 Collins Street
Melbourne, Victoria 3000
Australia
Fax No: (61) 3 9629 7318

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Cue Energy Resources Limited** ("the Company") will be held at the Registered Office of the Company, 2nd Floor, BDO House, 99-105 Customhouse Quay, Wellington, New Zealand on Thursday 21st November 2002 commencing at 10 a.m. for the purpose of transacting the following items of business.

AGENDA

General Business

To consider, and if thought fit, pass the following Ordinary Resolutions:

1. **Directors Report**

   To receive and adopt the Directors Report and Financial Statements for the year ended 30 June 2002 and the Report of the Auditors thereon.

2. **Election of Directors**

   Mr R.G. Tweedie retires by rotation and being eligible, offers himself for re-election.

   Mr K. Hoolihan retires by rotation and being eligible, offers himself for re-election.

   The meeting will be asked to consider and if thought fit, pass the following ordinary resolutions:

   2.1 "That Mr R.G. Tweedie be elected as a director of the Company".

   2.2 "That Mr K. Hoolihan be elected as a director of the Company".

Attendance and Voting

The only persons entitled to exercise votes at the special meeting the subject of this notice will be those who are registered as shareholders as at 5 p.m. on 19th November 2002. Only the shares registered in the shareholders' names at that time carry a right to vote at the meeting. The right to vote may be exercised by:

(a) attending and voting in person; or

(b) appointing a proxy (or representative) to attend and vote in place of that shareholder.

The forms of appointment of a proxy and appropriate voting instructions accompany this Notice of Annual General Meeting.

Proxy forms must be deposited at the offices of the Company at the addresses as shown at the beginning of this Notice of Meeting, or sent by facsimile, at least 48 hours before the time of the holding of the meeting.

By order of the Board
BDO Spicers
Secretary

18 October 2002
Wellington

CUE ENERGY



PROSPECTUS

CUE ENERGY RESOURCES NO LIABILITY

UNDERWRITERS
Wilson HTM Corporate Services Ltd

BROKERS TO THE ISSUE
Wilson HTM Ltd
Craig & Co Limited

A.R.B.N. 066 383 971

(A PUBLIC NO LIABILITY COMPANY INCORPORATED IN NEW ZEALAND)

PROSPECTUS

This is a Prospectus to raise up to $10,000,000 (Australian) by the Issue of 50 million ordinary fully paid shares of no par value at an issue price of 20 cents (Australian) per share, payable in full on application. For every two shares allotted the allottee will be granted one free transferable option to acquire an ordinary fully paid share exercisable at 25 cents (Australian) on or before 30 June 1998.

Existing Cue Energy Resources No Liability (Cue Energy) shareholders with less than 10,000 shares will be given the opportunity to increase their holding to a minimum of 10,000 shares. Shareholders are advised that the issue may close early and they should lodge applications for shares as quickly as possible.

The Issue is underwritten by Wilson HTM Corporate Services Ltd. to the extent of 40 million shares ($8,000,000), which is also the minimum subscription level. To accommodate the rights of existing shareholders, 10 million shares ($2,000,000) have not been made the subject of firm arrangements with the underwriter. Shareholders rights are set out in Section 4.3 of this Prospectus.

Cue Energy is listed on the New Zealand Stock Exchange and registered as a foreign company in Australia.

The subscription monies for Shares offered under this Prospectus must be paid in Australian currency or its New Zealand dollar equivalent using the 'Exchange Rate' definition in the Glossary Section 11.

The shares offered under this Prospectus are of a speculative nature. Applicants should read this document in its entirety before deciding to apply for shares. If you have any questions about the procedures for investing in Cue Energy, or the contents of this Prospectus, you should consult with a Member of the Australian or New Zealand Stock Exchanges, or your financial advisor.

Applications will only be accepted on the Application Forms which are attached to this Prospectus or on the "Round Up Application Form" provided with this Prospectus to existing shareholders holding less than 10,000 shares only.

This Prospectus is dated 3 October 1995. A copy was lodged with the Australian Securities Commission for registration on 3 October 1995. The Australian Securities Commission takes no responsibility for the contents of this Prospectus.

KEY DATES

- * Offer Opens 23 October 1995
- * Offer Closes 15 November 1995 (or earlier)
- * Allotment of shares and refund of excess subscriptions 20 November 1995
- * Trading of the Shares is expected to commence 24 November 1995

* The Company reserves the right to vary the closing date of the Offer.

NB: For definitions and abbreviations refer to the Glossary Section 11 of this Prospectus.

CONTENTS

CORPORATE DIRECTORY

DIRECTORS

E. Geoffrey Albers LL.B. (Chairman)
Frank A. Jacobs B.Sc, M.Sc (Managing Director)
John A. Mumford B.Comm
Christopher R. Hart DC (USA)

COMPANY SECRETARY

BDO Hogg Young Cathie
BDO House
99-105 Customhouse Quay
WELLINGTON
NEW ZEALAND
Telephone (64)(4) 472 5850
Facsimile (64)(4) 473 3582

NEW ZEALAND REGISTERED OFFICE

BDO House
99-105 Customhouse Quay
WELLINGTON
NEW ZEALAND
Telephone (64) (4) 472 5850
Facsimile (64) (4) 473 3582

AUSTRALIAN REGISTERED OFFICE

Level 25
500 Collins Street
MELBOURNE VICTORIA 3000
AUSTRALIA
Telephone (61) (3) 9629 7577
Facsimile (61) (3) 9629 7318

NEW ZEALAND SHARE REGISTRY

Registry Managers (New Zealand) Limited
Level 3
277 Broadway
Newmarket
AUCKLAND
NEW ZEALAND
Telephone (64) (9) 522 0022
Facsimile (64) (9) 522 0058

AUSTRALIAN SHARE REGISTRY

Ernst & Young Registry Services Pty Ltd
Level 25
120 Collins Street
MELBOURNE VICTORIA 3000
AUSTRALIA
Telephone (61) (3) 9654 1933
Facsimile (61) (3) 9654 2682

INDEPENDENT ACCOUNTANT

Ernst & Young
120 Collins Street
MELBOURNE VICTORIA 3000
AUSTRALIA

AUDITORS

Christmas & Co
2nd Floor Textile House
29 Union Street
AUCKLAND
NEW ZEALAND

INDEPENDENT EXPERTS

Marino Associates Pty Ltd (Mr David Heron)
8 Worsley Street
THE GAP QUEENSLAND 4061
AUSTRALIA

Nicholas Papalia and Associates
Suite 1111 14 Martin Place
SYDNEY NEW SOUTH WALES 2000
AUSTRALIA

LEGAL ADVISERS

Arthur Robinson & Hedderwicks
Level 33
530 Collins Street
MELBOURNE VICTORIA 3000
AUSTRALIA

UNDERWRITER

Wilson HTM Corporate Services Ltd
Riverside Centre
123 Eagle Street
BRISBANE QUEENSLAND 4000
AUSTRALIA

BROKER TO THE ISSUE – AUSTRALIA

Wilson HTM Ltd
Riverside Centre
123 Eagle Street
BRISBANE QUEENSLAND 4000
AUSTRALIA
Telephone (61) (7) 3212 1333
Facsimile (61) (7) 3212 1399

BROKER TO THE ISSUE – NEW ZEALAND

Craig & Co Limited
PO Box 13155
TAURANGA
NEW ZEALAND
Telephone (64) (7) 577 6049
Facsimile (64) (7) 578 8416

1.0 CHAIRMAN'S LETTER

On behalf of the Board of Cue Energy, it is my pleasure to invite you to consider this investment opportunity in the upstream petroleum industry.

In 1993 the Board adopted a strategy aimed at maximising the value of shareholders' equity through the acquisition of petroleum producing assets, with an emphasis on Australia, New Zealand, Papua New Guinea and Indonesia. This was a significant change for Cue Energy as it previously was a pure exploration company.

The principal purpose of this Prospectus is to raise up to $10 million (Australian) to fund the acquisition of CMS NOMECO PNG Oil Co (CMS PNG). This company holds a 7% interest in Petroleum Prospecting Licence 56 (PPL 56) in Papua New Guinea, which contains part of the SE Gobe Oil Field.

The purchase of CMS PNG is a milestone in the transformation of Cue Energy from an exploration company to a producing company.

The securing of CMS PNG will provide Cue Energy with proven and probable oil reserves of approximately 1.9 million barrels. It is planned that the SE Gobe Oil Field will be developed in conjunction with the Gobe Main Field and that production will commence in the second half of 1997. PPL 56 presents Cue Energy with a nucleus through which it can expand its producing interests in PNG. Quality exploration opportunities exist in the permit with the Beaver-1 well expected to be spudded in the last quarter of this year.

Cue Energy's major existing asset is its 14% interest in the Yolla Gas Field in Bass Strait. Part of the proceeds raised by this Prospectus may be utilised for an appraisal drilling program on the Yolla Field. This program is expected to start in late 1995 or early 1996, thus providing investors with exposure to a potential development decision in 1996. Cue Energy is fostering a market for Yolla gas and has formed an alliance with Asea Brown Boveri Pty Limited (ABB) to promote opportunities based on gas fired power station proposals.

Although Cue Energy's primary thrust is the acquisition of production, the Company will participate in exploration activities where that exploration can be carried out in areas in close proximity to existing petroleum reserves. Cue Energy is intent on providing shareholders with exposure to high reward exploration opportunities, where these are in keeping with our strategy.

The Directors and Management Team of Cue Energy, led by Mr Frank Jacobs, are well qualified to aggressively pursue the Company's growth objectives. They possess a wide range of experience and skills in the petroleum industry.

Investors should be aware that the upstream petroleum business has inherent risks as is explained in this Prospectus. However, your directors consider that, given the very nature and purpose of a company such as Cue Energy, the risks are worth taking.

I am confident that, with the business opportunities available and the experience of the Directors and Management, rapid growth by Cue Energy is achievable.

I predict that Cue Energy will have an exciting future.

Details of the Offer and supporting information in relation to Cue Energy are set out in the Prospectus. I urge you to read it carefully.

On behalf of the Directors of Cue Energy I invite you to subscribe for shares in Cue Energy.

Yours sincerely

E G Albers
Chairman

3 October 1995

2.0 INVESTMENT SUMMARY

LOCATION MAP – CUE ENERGY PETROLEUM AREAS


IRIAN JAYA
PNG
PPL 56
INDIAN OCEAN
PORT MORESBY
DARWIN
NORTHERN TERRITORY
EP 363
PACIFIC OCEAN
WESTERN AUSTRALIA
QUEENSLAND
BRISBANE
SOUTH AUSTRALIA
NEW SOUTH WALES
PERTH
SYDNEY
ADELAIDE
VICTORIA
MELBOURNE
CANBERRA
T/RL1 & T/28P
HOBART

2.1 IMPORTANT NOTE

This Investment Summary (Section 2.0) is not intended to provide full information on the Shares and Options offered by this Prospectus. To make an informed investment decision this Prospectus should be read in full.

2.2 PURPOSE OF THE ISSUE

The purpose of the Issue is to provide additional working capital to enable Cue Energy to:

- fund the acquisition of CMS NOMECO PNG Oil Co (CMS PNG) and contribute to Cue Energy's share of upcoming costs in PPL 56;
- contribute to Cue Energy's share of the appraisal drilling of the Yolla Field;
- undertake a staged study of the Bass Strait permit T/28P and investigate farmout opportunities;
- provide working capital to pursue acquisition opportunities.

The issue of this Prospectus is in accordance with the application which has been made by the Company for admission to the Official List of the Australian Stock Exchange Limited (ASX) (See Section 4.7).

Subject to this Issue Cue Energy will have the following funds:

	MILLION
• Cash on hand 30 June 1995 (including CMS PNG deposit)	A$ 1.2
• Proceeds of Issue (see Note 1)	A$10.0
	A$11.2

These funds are to be applied to:

	MILLION
• Acquisition of CMS PNG	A$ 5.6
• Exploration in PPL 56 in 1995	A$0.9
• Development cost in SE Gobe in 1995	A$0.5
• Yolla-2 drilling (see Note 1)	A$ 2.0
• Fees payable to the Underwriter	A$ 0.5
• Expenses of the Issue not already paid	A$ 0.3
• The balance as working capital	A$1.4
	A$11.2

Note 1 – This figure assumes that applications for shares are received for 50 million shares. If the $8 million underwritten amount only is raised the Directors will consider alternative arrangements with respect to the funding of Cue Energy's share of the appraisal drilling of Yolla 2.

2.3 CORPORATE OBJECTIVES

Cue Energy's objective is to become a significant participant in the upstream petroleum industry. The Company's corporate strategy is based on building its petroleum assets to a level at which Cue Energy would be considered a medium sized regional exploration and production company. This growth is to be achieved through the acquisition of producing oil and gas assets, the development of the Yolla Gas Field and exploration success. Australia, New Zealand, Papua New Guinea and Indonesia are the Company's primary investment targets. The purchase of CMS PNG is the first significant step in this direction.

A 14% interest in the Yolla Gas Field in Bass Strait is the Company's major existing asset. The appraisal of this field is paramount to a decision on commercial development. A 3D seismic programme carried out in 1994 has assisted in the siting of appraisal wells, the first of which is expected to be drilled in late 1995 or in early 1996.

Cue Energy is intent on fostering a market for the Yolla gas. Market studies and negotiations for opportunities for Yolla gas arising from the gas and electricity reforms in Victoria and Tasmania are proceeding.

While the primary focus is the acquisition of oil and gas producing properties to achieve cash flow 'self sufficiency', Cue Energy will carry out an exploration programme where interests can be secured close to existing hydrocarbon reserves.

2.4 A SUMMARY OF THE COMPANY'S INTERESTS

Cue Energy has oil and gas interests in Australia and the USA. The acquisition of CMS PNG will add Papua New Guinea to its geographic interests. Assuming the acquisition of CMS PNG, the Company's interests, described in more detail in Section 5.0 (Description of the Company's Interests) and Section 7.0 (Independent Expert's Report), are summarized in the table below.

2.4.1 PPL 56 – Papua New Guinea

Cue Energy has entered into a conditional agreement with CMS NOMECO Oil & Gas Co (CMS NOMECO) to purchase all of the issued share capital in CMS PNG, a wholly owned subsidiary of CMS NOMECO.

Through CMS PNG, a 7% interest in the Petroleum Prospecting Licence PPL 56, which contains part of the SE Gobe Oil Field and the Barikewa and Iehi gas discoveries, will be acquired.

PPL 56 covers an area of 3644 sq km in the fold belt and foreland regions of the Papuan Basin in Papua New Guinea, a prolific basin in which over 450 MMBBLS of oil and 10 TCF of gas have been discovered.

CUE ENERGY'S OIL AND GAS INTERESTS

PERMIT	OPERATOR	INTEREST	GROSS AREA (KM^2)
To be Acquired:			
Papua New Guinea			
PPL 56	Barracuda Pty Ltd	7%	3644
Currently Held:			
Bass Basin – Tasmania			
T/RL1	Boral Energy Resources Ltd	14%	580
T/28P	Cue Energy Resources No Liability	40%	7401
Carnarvon Basin – Western Australia			
EP 363	BHP Petroleum Pty Ltd	12.5%	319
Gulf of Mexico – USA			
Main Pass 6 Well	Petsec Energy Inc	25% NPI	N/A
Sacramento Basin – USA			
Snowbird Lease	Barcoo Exploration Inc	100%	2.6
Stowe Wells	Petsec Energy Inc	25% NPI	N/A

The SE Gobe Oil Field lies within both PPL 56 and the adjoining permit PPL 161, formerly PPL 100, and is currently the subject of unitization negotiations between the participants of PPL 56 and PPL 161. An appraisal well in PPL 161, Gobe 7X, is expected to be drilled within the next few months. The results will influence the field unitisation arrangements and the field development application. Production from SE Gobe is assumed to commence during the second half of 1997.

Through Cue Energy's acquisition of CMS PNG its share of proven and probable oil reserves will be approximately 1.9 MMBBLS with the possibility of higher recoveries if exploitation of the field proves successful.

2.4.2 T/RL1 – Yolla Gas Field

Cue Energy holds a 14% interest in the Yolla Gas Field. The Yolla Gas Field is located in a water depth of 79 m in Bass Strait, approximately midway between Victoria and Tasmania.

When drilled in 1985, the Yolla-1 well encountered two productive zones; the Eocene gas reservoir at approximately 1800 m depth which flowed gas at a rate of 11.8 MMCFD and condensate at 892 BPD, and the Paleocene age reservoir at approximately 2800 m which flowed gas at a rate of 15.1 MMCFD and condensate at 580 BPD. A further production test over the Eocene reservoir (1833.1 – 1833.7 m) flowed oil at a rate of 302 BOPD.

The Paleocene reservoir holds the bulk of the resource and the liquids content accounts for a significant part of the total resource value. Flow rates indicate good deliverability from both the upper and lower reservoirs.

Commercial development of the Yolla Gas Field requires a proven sales gas reserves threshold of approximately 500 PJ in order to compete for developing gas market opportunities. To establish this reserve level the Yolla joint venture participants have carried out a programme consisting of seismic and aeromagnetic surveys and expect to drill one, and possibly two appraisal wells, the first in late 1995 or early 1996.

2.4.3 T/28P – Bass Basin

Cue Energy has a 40% interest and is the Operator of T/28P, a Bass Basin exploration permit located in the Australian federal waters, offshore Tasmania. This permit complements Cue Energy's interest in the Yolla Gas Field.

An extensive re-interpretation of approximately 5,000 kms of existing seismic and well data from 13 wells has resulted in the identification of at least ten undrilled prospects and leads in a range of prospective geological formations. It is proposed to acquire additional seismic data during 1996 to further define the permit's prospectivity.

2.4.4 EP 363 – Carnarvon Basin

Cue Energy has a 12.5% interest in EP 363 which is situated in Western Australian state waters immediately east of and updip from the Harriet group of oil and gas fields. In April 1995 Cue Energy participated in the drilling of the Menzies-1 well which tested the largest structure in EP 363. The well failed to find hydrocarbons in the primary objective but encountered oil shows in an overlying secondary objective. These oil shows have focussed ongoing exploration studies on potential stratigraphic traps which, on seismic evidence, could be present within the permit.

2.4.5 Interests in the U.S.A.

Through its wholly owned subsidiary Barcoo Exploration Inc, the Company holds minor gas interests in the USA which are not considered significant to Cue Energy's future. Details are contained in Section 5.2.5.

2.4.6 Power Generating JV

Independent of the Yolla joint venture, Cue Energy has entered into an alliance with Asea Brown Boveri Pty Limited (ABB) to promote repowering and privatization proposals for the Newport Power Station in Victoria and the Bell Bay Power Station in Tasmania. This involvement is aimed at creating a market for Yolla gas.

2.4.7 Joint Venture Exploration Agreement

Cue Energy has entered an 'Area of Mutual Interest' (AMI) agreement with Octanex NL (Octanex) and Bass Strait Group NL (Bass Strait Group). Octanex and Bass Strait Group are currently substantial shareholders in Cue Energy.

The AMI enlarges the pool of funds available to carry out exploration and reduces exploration risk. The AMI has been successfully used to secure the T/28P exploration acreage.

2.5 DIRECTORS' FORECAST

2.5.1 Financial Outlook

Set out in Table 1 is the Directors' forecast of the financial performance of Cue Energy for the financial years 1996, 1997, 1998 and 1999.

2.0 INVESTMENT SUMMARY

Table 1

DIRECTORS' FORECAST

		1995/96	1996/97	1997/98	1998/99
Assumptions					
Oil price (real)	US$/BBL	$18.00	$19.00	$20.00	$20.00
Exchange rate	US$/A$	$0.73	$0.73	$0.73	$0.73
PRODUCTION FORECAST	MBBL	0	0	313	298
CASHFLOW		(A$000)	(A$000)	(A$000)	(A$000)
Operating Activities					
Net cashflow from SE Gobe (after tax)		0	0	7,716	6,585
Development capital SE Gobe		(515)	(3,405)	(4,008)	(1,010)
Exploration PPL 56		(886)	(988)	0	0
Yolla appraisal drilling		(2,072)	0	0	0
Other exploration		(350)	(77)	(133)	(82)
Net overheads		(1,000)	(1,030)	(1,061)	(1,093)
Net cashflow from operating activities		(4,823)	(5,500)	2,514	4,400
Investing Activities					
Acquisition		(5,967)			
Interest income		40	2	15	13
Net cashflow from investing activities		(5,927)	2	15	13
Financing Activities					
Equity raising		10,000	0	0	0
Project loan SE Gobe		0	6,038	(1,932)	(1,932)
Interest payments		0	(288)	(644)	(399)
Net cashflow from financing activities		10,000	5,751	(2,576)	(2,331)
Net Cashflow		(750)	253	(47)	2,081
Opening Cash (see note 1)		797	46	299	252
Closing Cash		46	299	252	2,333
PROFIT AND LOSS					
Sales revenue (see note 2)				9,087	8,931
Operating costs				(1,909)	(1,894)
Net overheads		(1,000)	(1,030)	(1,061)	(1,093)
Net interest expense (see note 3)		40	(33)	(420)	(249)
Depreciation and amortization		0	0	(1,718)	(1,834)
Writedown of Exploration Expenditure		0	(600)	0	0
Tax expense		0	0	(1,878)	(2,444)
Net Profit After Tax		(960)	(1,663)	2,100	1,417
RATIOS					
Number of shares on issue	million	100.991	100.991	100.991	100.991
Options on issue	million	26.781	26.781	26.781	0.375
Earnings per Share	cents	N/A	N/A	2.08	1.40
Price Earnings Ratio		N/A	N/A	9.62	14.25
Operating Cashflow per Share	cents	N/A	N/A	5.95	5.04
Price Cashflow Ratio		N/A	N/A	3.36	3.97

NB: Ratios have been calculated on the basis of share price of A$0.20

DIRECTORS' FORECAST (Continued)

This forecast assumes that applications are received for 50 million shares. If only the $8 million underwritten amount is raised, the Directors will consider alternative arrangements with respect to funding Cue Energy's share of Yolla appraisal drilling.

Notes

1. Opening cash in 1995/96 excludes a $400,000 escrow deposit for the CMS PNG acquisition and a $70,755 bond required by the New Zealand Stock Exchange.
2. Sales Revenue does not include repayment by the PNG Government of the liability accumulated against its 22.5% carried equity interest.
3. Net Interest Expense includes interest received from the PNG Government based on its 22.5% carried equity interest.

Table 2

ESTIMATE OF NET ASSETS AFTER ACQUISITION

	A$ million
Yolla	10.01
PPL 56 – PNG	8.97
T/28P	0.20
EP 363	0.60
NPI	0.18
Other investments	0.40
Net Working capital*	4.80
	25.16
Shares on issue*	101 million
Net asset backing per share*	$0.25 (Australian)

*This assumes that applications for Shares are received for 50 million Shares.
Note: Based on oil and gas asset valuations from Independent Expert's Report.
For additional information refer to Independent Expert's Report.

Table 3

CUE ENERGY'S POTENTIALLY RECOVERABLE HYDROCARBON VOLUMES

	SALES GAS PJ	LPG MTONNES	CONDENSATE MMBBLS	OIL MMBBLS	BOE MMBBLS
Australia					
Yolla Field*	36.8	75.6	1.96	–	7.0
PNG					
SE Gobe Field (Proved plus probable)	–	–	–	1.9	1.9
Total	36.8	75.6	1.96	1.9	8.9

*Potentially recoverable volumes equivalent to Proved plus Probable categories.

An outline of the principal assumptions used in the preparation of the Directors' forecast, comments on the forecast by the Directors, sensitivities of the forecast and a discussion of business risks are presented in Section 5.3.

From the forecast it can be concluded that the Company will be able to fund overheads, exploration and development of the SE Gobe Field, which are currently proposed or foreseeable, from the existing equity base. Profitability is forecast to be achieved in 1998.

The Directors' forecast is particularly sensitive to the timely commencement of production from SE Gobe and crude oil price.

The Company does not expect to pay a dividend in the current financial year and the Company's future prospects of doing so are primarily dependent upon acquiring or establishing profitable production ventures.

2.5.2 Net Asset Backing

Following the Issue and the acquisition of CMS PNG the Directors estimate that the net asset backing for the Company will be as shown in Table 2 on page 9. The values of the petroleum assets have been derived from valuations undertaken by Marino Associates Pty Ltd and Nicholas Papalia and Associates (the report of Marino Associates is contained in Section 7.0). Marino Associates valued the most significant assets on a discounted cash flow basis using a range of discount factors. For the purpose of estimating the net asset backing, the Directors have used a 10% (after tax) real discount factor. The resulting net asset backing is 25 cents (Australian) per share. The issue price of 20 cents (Australian) represents a 20% discount to this estimate.

2.5.3. Recoverable Hydrocarbons

The potentially recoverable hydrocarbon volumes for the Company are summarized in Table 3 on page 9.

Values attributed to PPL 56 (A$8.9 million) and the Yolla Gas Field (A$10.0 million) represent values of A$4.68/BBL (for oil) and A$1.43/BOE (for all hydrocarbons) respectively.



2.6 DIRECTORS AND MANAGEMENT

The Management of the Company has collectively a wide range of experience and skills in the oil and gas industry. The professional qualifications of the Directors and Management include the fields of geology, geophysics, petroleum engineering, law, finance and accountancy.



E Geoffrey Albers LL.B (Age 51)
Chairman

Mr Albers has over 26 years experience in commercial law, petroleum and minerals exploration and resource sector investment and is the founding director of Cue Energy.

He is a law graduate of the University of Melbourne and since being admitted in 1969 as a Solicitor of the Supreme Court of Victoria has practiced commercial law in Victoria.

In 1978 he incorporated Bass Strait Oil & Gas NL and obtained an offshore exploration permit in the Gippsland Basin of Victoria. Subsequently companies associated with Mr Albers, including Galveston Mining Corporation Pty Ltd (Galveston), were awarded exploration permits in the offshore Bass Basin. Exploration in one of these permits, T14P, lead to the discovery of the Yolla Gas Field.

In the early 1980's Mr Albers became increasingly involved in oil and gas exploration both in Australia and New Zealand. In 1981 he formed Cue Energy in New Zealand. The Company subsequently participated in the drilling of a number of offshore wells in New Zealand including the presently uneconomic oil discovery well Moki-1.

In 1983 he sponsored the formation of Southern Petroleum NL (Southern Petroleum) in New Zealand. Southern Petroleum subsequently participated in the drilling of offshore wells in the Great South Basin off the South Island, and with Cue Energy in the offshore West Coast Basin and the offshore Taranaki Basin. Southern Petroleum subsequently farmed into the onshore Taranaki Basin and participated in the Tariki, Ahuroa and Waihapa oil and gas discoveries in the area. Mr Albers withdrew from the Board of Southern Petroleum after instigating a beneficial merger of Southern Petroleum with Payzone Exploration Limited, a petroleum explorer sponsored by companies associated with Brierley Investments Limited.

Mr Albers has also been associated with the formation and ongoing exploration activities of a number of other oil and gas and mineral exploration companies. He is currently the Chairman of the oil exploration companies Bass Strait Group NL and Octanex NL, and holds several other directorships including Strata Resources NL.



Frank A Jacobs B.Sc, M.Sc (Age 42)
Managing Director

Mr Jacobs has, over the past 18 years, worked on petroleum and petroleum related projects throughout the world, particularly in Australia and South East Asia.

After graduating from the Higher Technical College in Breda, The Netherlands in 1976 and obtaining a post graduate engineering degree from the University of Calgary, Canada in 1978, Mr Jacobs held positions with Amoco Canada Ltd and consultants Kloepfer, Coles, Nikiforuk, Pennell Associates. After leaving Canada he worked with the consulting company Gaffney Cline and Associates in Singapore and as an independent petroleum consultant in Australia.

In 1987 Mr Jacobs joined Peko Oil Ltd as Manager, Engineering and Acquisitions and was associated with the purchase of North Sea and General, a UK oil and gas exploration and production company, as well as Peko's participation in the development of the Jabiru, Challis and Cassini oil fields in the Timor Sea.

In 1990 he joined Cultus Petroleum NL to assist in building a production company through the acquisition of producing properties. Cultus subsequently acquired Basin Oil NL, Barcoo Petroleum NL and Esso Timor Sea Limited.

Mr Jacobs was appointed Managing Director of Cue Energy on 1 February 1994.



John A Mumford B. Comm (Age 62)
Non-Executive Director

Mr Mumford has a Bachelor of Commerce degree from the University of Melbourne.

Mr Mumford has more than 36 years experience in financial and commercial matters in the resource industry. He worked for Esso and associated companies for 32 years where he held senior financial, strategic planning and general management positions. During this time he was associated with financing the Esso/BHP Bass Strait development, a number of resource acquisition studies and negotiations, joint venture negotiations and, whilst working with Exxon in the USA, raising finance for the Trans Alaska Pipeline. Prior to retiring from Esso in 1987 he was General Manager of Esso's Coal and Minerals Activities in Australia and Papua New Guinea.

He joined Peko Oil Ltd in 1987 and was a Director and General Manager Commercial at the time of his retirement in 1991. At Peko Oil Mr Mumford's involvement included the acquisition of a UK oil and gas exploration and production company and the subsequent sale of UK oil and gas assets.

Since his retirement he has consulted in the areas of general finance and commercial matters.



Christopher R Hart D.C (Age 43)
Non-Executive Director

Mr Hart has been a Director of Cue Energy since 1991 and has more than 20 years experience in commercial activities. He has extensive experience as a board member of both corporate and civic bodies and is currently a director of Bass Strait Group NL and Octanex NL.

Although Mr Hart is a non-executive director he has been largely responsible for the formation of the relationship with Asea Brown Boveri Pty Limited and the development of the repowering and privatisation proposals for both the Newport Power Station in Victoria and the Bell Bay Power Station in Tasmania. In addition, Mr Hart leads Cue Energy's efforts in the development and marketing of the Yolla Gas Field and has actively promoted the Yolla to Geelong proposal. He also consults directly to the operator of the Yolla Gas Field, Boral Energy Resources Ltd, in respect to the marketing and potential development of Yolla gas to Victoria.

MANAGEMENT TEAM



Robert J Coppin B.Sc (Hons) (Age 51)
Exploration Manager

Mr Coppin has over 29 years of technical and managerial experience in the petroleum exploration industry.

After graduating in 1965 from the University of Adelaide, South Australia with a Bachelor of Science (Honours) degree he began his career with the South Australian Department of Mines where he was involved in a number of geophysical field surveys.

In 1970 he joined Esso Australia and in the period 1970 to 1991 worked with several affiliates of Exxon Corporation in Australia, Malaysia and the USA, his last position as Western/Central Division Manager, Esso Australia.

From 1991 to 1993 Mr Coppin was employed with Santos Ltd in Adelaide as Exploration Manager – SE Asia and was responsible for Santos Ltd's active exploration interests in Papua New Guinea, Malaysia and Cambodia. He was also responsible for the company's new venture efforts in SE Asia.

Prior to joining Cue Energy in August 1994 Mr Coppin consulted independently, primarily focussing on the evaluation of exploration areas and petroleum resources.



2.0 INVESTMENT SUMMARY



Andrew R Adams B.Sc, MBA (Age 38)
Acquisitions Manager

Mr Adams holds a Bachelor of Science (1979) in Physics/Geophysics from Memorial University, Newfoundland, Canada and a Masters of Business Administration (1994) from the University of Adelaide, South Australia. He has 15 years experience in the petroleum industry in Canada and Australia in both technical and commercial roles.

Mr Adams started his career at Amoco Canada Ltd in Calgary in 1979 where for 3 years he worked as an exploration geophysicist on petroleum prospects in Western Canada before joining Santos Ltd in 1982, where he worked on exploration projects throughout Australia and South East Asia.

Prior to joining Cue Energy in March 1994 Mr Adams was employed in a corporate planning role at Santos Ltd involving budget coordination, commercial analysis and strategic planning.



Andrew M Knox B.Comm (Age 33)
Chief Financial Officer

Mr Knox holds a Bachelor of Commerce degree from the University of Western Australia. He has over ten years experience in resource companies, predominantly in oil and gas in Australia, North America and South-East Asia.

Mr Knox joined the Cultus Petroleum NL group of companies in 1987 and was initially responsible for the ongoing assessment of business opportunities throughout Australia and South East Asia as well as the accounting and finance functions for the group.

In 1988 he joined Oiltex International Limited (listed on the Toronto Stock Exchange) in Toronto Canada and became Chief Executive, with the brief to restructure the company after an unsuccessful drilling program in Western Canada. Upon arranging a successful merger with Laval Resources Ltd he returned to Australia and rejoined Cultus Petroleum NL in late 1989.

An emphasis on oil and gas acquisitions by Cultus Petroleum NL resulted in the 1992 acquisition of Basin Oil NL, Barcoo Petroleum NL and Esso Timor Sea Ltd with production in the Cooper Basin, Surat Basin and Timor Sea, respectively. He assisted in all financial and accounting aspects of these acquisitions and was a director of all the acquired companies.

Mr Knox joined Cue Energy in August 1994 and is responsible for finance, accounting and company secretarial duties.

3.0 SHAREHOLDINGS

3.1 CAPITAL STRUCTURE

NUMBER	SHARES	$
	ISSUED CAPITAL:	
50,991,338	Ordinary shares of no par value	18,661,914
50,000,000	SHARES NOW OFFERED FOR APPLICATION: Ordinary fully paid shares issued at 20 cents (Australian) payable in full on application.	10,000,000
100,991,338	TOTAL ISSUED CAPITAL	28,661,914

NUMBER	OPTIONS
1,781,250	OPTIONS GRANTED: Options to apply for ordinary shares exercisable on or before 4 November 1999 at NZ32-56 cents each.
25,000,000	OPTIONS TO BE GRANTED: Options to apply for ordinary shares exercisable at 25 cents (Australian) payable in full on exercise of options on or before 30 June 1998. Options are offered by this Prospectus on the basis of 1 Option for every 2 Shares allotted.
26,781,250	TOTAL ISSUED OPTIONS

3.2 SHARE AND OPTION HOLDINGS PRIOR TO THE ISSUE

At the date of this Prospectus the Company has issued 50,991,338 ordinary fully paid shares and 1,781,250 options. As of 2 October 1995 the Company had 2,411 shareholders and 6 optionholders.

3.0 SHAREHOLDINGS

Prior to this Issue the twenty largest holders of shares and options are as follows:

Analysis Of Share Holdings (2 October 1995)

HOLDER	NUMBER	%
Octanex NL	11,139,528	21.85
Bass Strait Group NL	11,068,978	21.71
National Mutual Life Association of Australasia Limited	3,750,000	7.35
Ernest Geoffrey Albers	1,881,428	3.69
O'Mara Management Pty Ltd	1,588,651	3.12
Sports Services International Pty Ltd	974,107	2.11
F H Nominees Pty Limited	739,607	1.45
Nairon Pty Limited	686,128	1.35
Lidcombe Banner Pty Ltd	672,857	1.32
Pohutukawa Nominees Limited	632,142	1.24
Glendinning & Glendinning	507,142	0.97
George Tauber Pty Limited	385,714	0.76
Marsha Tauber	345,621	0.68
John William Noffeing	329,464	0.65
Global Portfolios Pty Limited	322,300	0.63
Trigelle Pty Limited	318,214	0.62
Glenda K Hart	312,500	0.61
Paul Walker & Associates Pty Ltd	307,949	0.60
Melbourne Lumber Pty Limited	301,382	0.59
Peter William Hall	300,000	0.59

Analysis Of Option Holdings

F A Jacobs	937,500	52.63
J A Mumford	156,250	8.77
A M Knox	187,500	10.53
A R Adams	218,750	12.28
R J Coppin	187,500	10.53
J H C Chin	93,750	5.26

3.3 SUBSTANTIAL SHAREHOLDERS

The following have advised of being substantial holders of the Company:

Octanex NL	11,139,528
Bass Strait Group NL	11,068,978
National Mutual Life Association of Australasia Limited	3,750,000
E G Albers	2,976,694

There are no other holders of shares holding more than 5% of the Company shares.

3.4 SHARE TRADING HISTORY

Cue Energy has been listed on the NZSE since September 1981.

On 31 May 1995 the shareholders approved a capital reconstruction which involved the cancellation of uncalled capital on all partly paid shares. Issued capital was then restated on the basis of 5 shares of no par value for 8 fully paid shares of NZ35 cents, 15 shares of no par value for every 28 shares of NZ35 cents paid to NZ30 cents and 1 share of no par value for every 56 shares of NZ35 cents paid to 1 cent. This restatement of the Company's capital reduced the number of issued shares from approximately 90 million to approximately 51 million.

Reconstructed shares commenced trading on the 14 July 1995. The highest and lowest market sale prices on the NZSE during the period from 14 July 1995 to the date of this Prospectus were NZ25 cents on 14 August 1995 and NZ16 cents on 15 September 1995. The last trade immediately prior to this Prospectus was for 12,000 shares at NZ20 cents.

4.0 DETAILS OF THE ISSUE

4.1 ISSUE

The Company is inviting Applications for a total of 50,000,000 Shares at an issue price of 20 cents (Australian) each payable in full on application. There is no provision to accept over subscription. For each two Shares allotted, the allottee will be granted one free transferable Option to acquire an ordinary fully paid Share exercisable at 25 cents (Australian) on or before 30 June 1998.

The rights attaching to the Shares and the terms and conditions of the Options are detailed in Sections 9.2 and 9.3 of this Prospectus.

The issue is underwritten to the extent of 40,000,000 Shares which is also the minimum subscription level at which the company will be entitled to go to allotment.

4.2 APPLICATIONS FOR SHARES

Applications must be made on the Application Forms issued with and attached to this Prospectus. Applications must be for a minimum of 10,000 Shares and thereafter in multiples of 2000 Shares, except for existing shareholders (see Section 4.3 below). Cheques can be made out either in Australian dollars, or the New Zealand dollar equivalent using the 'Exchange Rate' of **Australian Dollar 1.00 = New Zealand Dollar 1.15**, i.e. NZ23 cents per Share as defined in the Glossary Section 11.0, and made payable to 'Cue Energy Resources No Liability Share Issue Account' and crossed 'Not Negotiable'.

No brokerage or stamp duty is payable on applications.

Completed Application Forms and cheques should be lodged at any time after the issue of this Prospectus with the Brokers to the Issue:

Wilson HTM Ltd
123 Eagle Street
BRISBANE QUEENSLAND 4000
AUSTRALIA

Craig & Co Limited
PO Box 13155
TAURANGA
NEW ZEALAND

or at the Company's Australian or New Zealand Share Registry:

Ernst & Young Registry Services Pty Ltd
Level 25
120 Collins Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Registry Managers (New Zealand) Limited
Level 3
277 Broadway
Newmarket
AUCKLAND
NEW ZEALAND

4.3 RIGHTS OF EXISTING SHAREHOLDERS

Existing Cue Energy shareholders will have the following rights:

(i) Shareholders holding less than 10,000 Shares will have the entitlement to apply for that number of Shares which will increase their holding to 10,000 Shares, or such lesser number of Shares as they shall elect (Round Up Shares);

(ii) the opportunity to apply for any additional number of Shares they may wish to apply for, and in the event that;

   (a) applications for Shares exceed those being offered, Cue Energy shareholders will have first priority to those Shares;

   (b) applications for Shares by Cue Energy shareholders alone exceed of the number of Shares offered then those Shares would be allocated to Cue Energy Shareholders by directors on a basis of entitlement as near as possible pro rata in accordance with the shareholding of applicants.

Round Up Application Forms will be forwarded with the Prospectus to all existing shareholders holding less than 10,000 shares.

Applications for Round Up Shares must be made on the Round Up Application Form enclosed with the Prospectus.

4.4 OPENING AND CLOSING DATES

Subscription lists will open at 9.00 am (Melbourne Time) on 23 October 1995 and will remain open until 5.00 pm (Melbourne Time) on 15 November 1995. The Company and the Underwriter reserve the right to close the Issue without prior notice at any time after the opening of the subscription lists.

4.5 ALLOTMENT OF SHARES AND GRANTING OF OPTIONS

Subject to the ASX granting approval for Cue Energy to be admitted to the Official List, the Directors will proceed with the allotment of Shares and granting of Options as soon as possible after the close of the subscription list. No Shares will be allotted unless and until the above mentioned approval is granted.

Subject to the terms of the Underwriting Agreement, the Directors reserve the right to allot in full the Shares applied for in any Application or to allot any lesser number or to decline any Application. Where the number of Shares allotted is less than the number applied for, the surplus monies will be returned by cheque within 14 days of the closing date of the Issue. Where no allotment is made, the amount tendered on Application will be returned in full by cheque within 14 days of the closing of the Issue. Interest will not be paid on monies refunded.

The Company will not at this time be applying to participate in the Clearing House Electronic Subregister Transfer system (known as the CHESS system) pursuant to the Listing Rules of the ASX. To comply with New Zealand requirements, the Company will issue certificates for the Shares and Options. Holders of Shares or Options will need to surrender their Share or Option certificates when transferring Shares or Options.

4.6 NO ISSUE OF SHARES OR OPTIONS AFTER 12 MONTHS

No Shares, other than shares allotted or issued pursuant to the exercise of an Option, will be issued on the basis of this Prospectus later than 12 months after the date of issue of this Prospectus.

Shares to be allotted and issued pursuant to the exercise of Options may be allotted and issued later than 12 months after the date of issue of this Prospectus and will be allotted or issued on the terms and conditions on which the Options were granted (refer Section 9.3 of this Prospectus) and in any event not more than 14 days after the receipt of a properly executed exercise notice and application monies in respect of the exercise of the Options.

4.7 STOCK EXCHANGE LISTINGS

Application for the Company to be admitted to the Official List and for official quotation by the ASX of the shares in the Company including the Shares and Options offered by this Prospectus, has been made prior to the issue of this Prospectus.

Application has been made to the New Zealand Stock Exchange for permission to list the securities and all the requirements of the New Zealand Stock Exchange relating thereto that can be complied with on or before the date of the Prospectus have been duly complied with. However, the Exchange accepts no responsibility for any statement in this Prospectus.

Application for official quotation by the ASX of shares allotted or issued upon exercise of any Options will be made on or before the fourteenth day on which the ASX is open after the date of issue or allottment of those shares. Application for official quotation by the NZSE of shares allotted or issued upon exercise of any Options will be made on or before the third day on which the NZSE is open after the date of issue or allottment of those shares.

If the ASX does not admit Cue Energy to the Official List or does not grant permission for official quotation of the Shares within 6 weeks after the date of issue of this Prospectus (or within such longer period not exceeding 12 weeks as may be notified to Cue Energy by the ASX), none of the Shares offered by this Prospectus will be allotted or issued, unless the ASC grants Cue Energy an exemption permitting the allotment or issue. If no allotment or issue is made, all monies paid on application for the shares will be refunded to applicants within the period prescribed under the Corporations Law.

Admission of the Company to the Official List should not be taken in any way as an endorsement of the merits of Cue Energy or the Shares offered by this Prospectus. The ASX and the NZSE take no responsibility for the contents of this Prospectus.

4.8 MODIFICATIONS TO CORPORATIONS LAW

By declarations made on 25 August 1995 by the ASC pursuant to section 1084(6) of the Corporations Law, section 1020 and subsections 1021(5), 1025(2), 1031(1), 1031(2), 1031(6) and 1031(9) of the Corporations Law have been varied or modified in relation to the Company in respect of this Prospectus to enable:

(a) the statements in Sections 4.6 and 4.7 of this Prospectus under the headings 'No Issue of Shares or Options after 12 Months' and 'Stock Exchange Listings' respectively to be made;

(b) shares to be allotted or issued pursuant to the exercise of any Options to be so allotted or issued later than 12 months after the date of issue of this Prospectus; and

(c) individualised application forms to be sent to existing shareholders holding less than 10,000 shares.

4.9 UNDERWRITING

The Issue is underwritten by Wilson HTM Corporate Services Ltd, to the extent of 40 million Shares ($8 million) subject to certain terms and conditions, for an underwriting fee of 4% of the amount underwritten and a management fee of $100,000. The Underwriting Agreement is subject to ratification of commitments by PNG institutions to subscribe for 20,000,000 Shares. The Underwriting Agreement is summarised in Section 9.4.

A handling fee of 1.5% will be paid by the Underwriters to member organisations of the ASX and NZSE in respect of shares allocated pursuant to stamped application forms made by private clients and lodged by the member organisations (other than shares which form part of firm allocations).

The Underwriters may be relieved of their underwriting obligations in certain circumstances as set out in Section 9.4.

4.10 EXISTING OPTIONS

The Options being issued pursuant to this Prospectus are on differing terms to the 1,781,250 options already on issue under the Share Option Incentive Plan (Section 9.10).

4.11 SUBSCRIPTION REFUNDS

In the event that the Issue is over subscribed the Company will refund subscription monies to applicants within fourteen days of the closing of the Issue. No interest will be paid on such refunds.

4.12 SECURITIES ACT EXEMPTION

Cue Energy is incorporated in New Zealand and currently listed on the New Zealand Stock Exchange. Cue Energy has applied to be listed on the Australian Stock Exchange.

The Prospectus has been prepared in order to comply with Australian legal requirements. In order to make an offer of shares in New Zealand on the basis of this Prospectus, Cue Energy has taken advantage of the Securities Act (Australian Issuers) Exemption Notice 1994 and has taken the following course of action:

(a) a statement has been included in this Prospectus to the effect that application has been made to be admitted to the Official List of the Australian Stock Exchange;

(b) application for listing has been made with the Australian Stock Exchange immediately prior to the signing of the Prospectus by directors of Cue Energy and the lodgement of the Prospectus with the ASC for registration; and

(c) once the Prospectus has been registered, copies of the registered Prospectus will be forwarded to the Australian Stock Exchange.

5.0 DESCRIPTION OF THE COMPANY'S ASSETS

5.1 COMPANY HISTORY

The Company was incorporated in Wellington, New Zealand, on 29 June 1981 as a 'No Liability' company. The following month it issued a Prospectus to raise $4.5 million and was listed on the New Zealand Stock Exchange in September 1981.

The Company's initial petroleum interests were in the offshore Taranaki and onshore Canterbury Basins in New Zealand with a 5% limited carried interest in T/14P in the Bass Basin of Australia; the forerunner of the T/RL1 Yolla Retention Lease. The Yolla prospect was detailed in the Company's prospectus as the main lead in T/14P.

Between 1983 and 1985 Cue Energy participated in the drilling of a number of offshore wells in New Zealand, principally in the Taranaki Basin, including the sub-commercial Moki 1 oil discovery. In 1985/86, Cue Energy participated in the discovery well, Yolla 1, and in the drilling of Tilana 1 in T/14P where approximately $50 million was spent on drilling and extensive testing of these wells.

Cue Energy was a sponsor and an initial shareholder of Southern Petroleum which was formed to explore in the Great South Basin, south of the South Island of New Zealand. Southern Petroleum was unsuccessful in the Great South Basin, but was subsequently successful in the onshore Taranaki Basin where it participated in gas discoveries at Tariki (1986) and Ahuroa (1987) and oil discoveries at Waihapa (1988), all of which have been subsequently developed.

Following a beneficial merger of Southern Petroleum with Payzone Exploration Limited, a company affiliated with Brierley Investments Limited and holding similar interests to Southern Petroleum, control of Southern Petroleum passed to Brierley Investments Limited and Cue Energy's remaining shareholding in Southern Petroleum was sold by 1989.

In 1988 in order to rationalize its diverse activities, the Company sponsored the development of Octanex and transferred its remaining direct oil and gas interest, a 2.79% interest in T/14P to Galveston in return for an issue of shares by Octanex. These Octanex shares were subsequently distributed as a dividend to Cue Energy's shareholders. During the period 1988 to 1991 Cue Energy pursued resource investments and gold exploration activities.

In 1992 the Company made the decision to redirect its activities to oil exploration and acquired from Octanex and Bass Strait Group the whole of the issued capital of Galveston, which had by then increased its interest to a 14% interest in the Yolla Retention Lease T/RL1, which covered the Yolla Gas Field.


Cue Energy Resources N.L.
100%
GALVESTON MINING CORPORATION PTY LTD
100%
CUE EXPLORATION PTY LTD
100%
CMS NOMECO PNG OIL CO.
50%
CUE/ABB JOINT VENTURE
100%
BARCOO EXPLORATION INC.
14%
12.5%
7%
40%
40%
T/RL1 YOLLA RETENTION LEASE
U.S. NET PROFIT INTERESTS
– Main Pass 6
– Stowe Leases
Snowbird Lease
EP 363 CARNARVON BASIN
PPL 56 PAPUAN BASIN
T/28P DURROON BASIN
AREA OF MUTUAL INTEREST

5.0 DESCRIPTION OF THE COMPANY'S ASSETS

During 1993 Cue Energy further refined its direction by developing a strategy to achieve growth through the acquisition of oil and gas producing interests. In early 1994 Mr Frank Jacobs was appointed Managing Director and was asked to build a professional team to achieve the Company's objectives.

In mid 1994 the Company acquired PL Mining Pty Ltd and its subsidiary Barcoo Exploration Inc from the National Mutual Life Association of Australasia in exchange for shares in Cue Energy. As a result National Mutual became a substantial shareholder.

5.2 THE COMPANY'S ASSETS

The assets of Cue Energy are discussed and valued in the Independent Expert's Report included as Section 7 of this Prospectus. A descriptive summary of these assets is given below.

5.2.1 PPL 56 – Papua New Guinea

Cue Energy has entered into a conditional agreement with CMS NOMECO to acquire all of the issued share capital in CMS PNG, a company incorporated in the State of Michigan, USA and a wholly owned subsidiary of CMS NOMECO. This company holds a 7% interest in PPL 56 which is located in Papua New Guinea (Figure 1) and contains part of the SE Gobe Oil Field (Figure 2). The agreement is summarised in the Additional Information Section of this Prospectus.

The current permit interests are as follows:

Barracuda Pty Limited (MIM Holdings Limited)	20.0%	Operator
Southern Highlands Petroleum Co Ltd	50.5%	
Iona Pty Limited (Oil Search Limited)	20.0%	
CMS PNG	7.0%	
Mountains West Exploration, Inc	2.5%	

The PPL 56 licence covers two non-contiguous areas of 3644 sq km encompassing 43 blocks in the fold belt and foreland regions of the Papuan Basin in Papua New Guinea.

FIGURE 1: PAPUA NEW GUINEA – SE GOBE REGIONAL SETTING



MENDI
MORO
Lake Kutubu
POROMA
Mubi
River
Erave
River
KUTUBU PROJECT FIELDS
SE GOBE OIL FIELD
GOBE MAIN OIL FIELD
SE GOBE LOC.
PPL 56
Kikori
PROPOSED PIPELINE ROUTE
PPL 56
BARIKEWA GAS FIELD
PPL 56
KIKORI
River
KUTUBU PIPELINE
KUMUL MARINE TERMINAL
0
50 km
PAPUA NEW GUINEA
NORTHERN TERRITORY
QUEENSLAND

5.0 DESCRIPTION OF THE COMPANY'S ASSETS

FIGURE 2: PAPUA NEW GUINEA – GOBE MAIN AND S.E. GOBE FIELDS



GOBE MAIN FIELD
5X
1X
4XST
8X
2XST
2X
7X
3X
A
B
S.E.GOBE FIELD
S.E.GOBE LOCATION
PPL 161
PPL 77
PPL 56
KUTUBU
EXPORT
PIPELINE
OIL
GAS
Proposed
Plugged and Abandoned
Gas Well
Oil & Gas Well
Oil Well
Oil Well and Gas Show
0
5 km
Elevation (mss)
1000m
SEA LEVEL
-1000m
-2000m
-3000m
-4000m
SW
NE
SE GOBE-1
ORUBADI BEDS
DARAI LIMESTONE
IMBURU FORMATION

LICENCE	WELL	INTERVAL (METRES)	FLOW RATE	DATE
PPL 56	SE Gobe-1	2247-2257	296 BOPD	March 1991
		2209-2242	2950 BOPD 2.75 MMSCFD	April 1991
		2209-2242	4250 BOPD	May 1991
	SE Gobe-2	2216.5-2266	4438 BOPD 4.35 MMSCFD	November 1991
		2216.5-2266	8907 BOPD 10.6 MMSCFD	November 1991
	SE Gobe-3	2164-2232	3560 BOPD 10.9 MMSCFD	April 1992
		2164-2232	6300 BOPD 22.1 MMSCFD	April 1992
PPL 161	Gobe-2X1	2495-2482	recovered water	July 1992
		2469-2446	3400 BOPD 1-4% water	July 1992
	Gobe-3X	2326.5 – 2334.2	1330 BOPD 1.2 MMSCFD	January 1993

5.0 DESCRIPTION OF THE COMPANY'S ASSETS

PPL 56 is in its second permit term which extends over a five year period and expires in December 1996. The joint venturers may apply for a new PPL over the area if they so desired. A Location covering the SE Gobe discovery was declared on 22 November 1991. The Location period was subsequently extended and the joint venture now has until 21 November 1995 to apply for a Production Development Licence (PDL). It is expected that the joint venture will apply for a further extension of time in which to apply for a PDL. Work commitments which attach to the interest being acquired by Cue Energy are in good standing.

SE Gobe Oil Field

SE Gobe-1 was spudded in February 1991 and was completed as a potential oil producer. The Iagifu Sandstone was penetrated at 2208 metres and a gross oil column of 46.5 metres was established in the reservoir. The potential of the discovery was confirmed when the well flowed 4250 BOPD during production testing.

Appraisal drilling of the SE Gobe discovery in PPL 56 commenced in late 1991. The drilling and testing results are summarized in the table at bottom of page 22.

The SE Gobe Oil Field lies within both PPL 56 and PPL 161 (Figure 2) and development will be undertaken after unitization. A cooperative reservoir development study has been carried out between the PPL 161 and PPL 56 joint ventures. Further reservoir appraisal is required in the NE part of the field in PPL 161 and a well is planned late in 1995 (Gobe-7X). Final equity participation in the field will be determined following initial oil production.

The SE Gobe Oil Field will be jointly developed with the Gobe Main Oil Field, a discovery which lies entirely in PPL 161. Capital cost and operating cost of the joint facility will be shared on a throughput basis between the SE Gobe and Gobe Main Oil Fields.

The SE Gobe Field and Gobe Main Field joint development will be operated by Chevron Niugini Pty Ltd, the operator of PPL 161. Other participants in PPL 161 are BHP Petroleum (PNG) Ltd, Ampolex, Oil Search and Merlin (a Japanese owned company).

SE Gobe recoverable reserves are reported to be 55 MMBBLS Proven and Probable and up to 85 MMBBLS Proven, Probable and Possible. Approximately 1.9 MMBBLS of Proven and Probable reserves will be acquired by Cue Energy.

It should be noted that Possible reserves are largely located in PPL 161 in which the Company does not have an interest. The highest and central portion of the field has been appraised and is located in PPL 56, thus reducing the reserve risk to PPL 56.

The SE Gobe and Gobe Main Oil Fields are expected to produce through a common 50,000 BOPD processing facility and pipeline connection to the Kutubu export pipeline at approximately 82 kilometres downstream of the Kutubu central production facility.

It is expected that appraisal of both fields will be completed in 1995 and a Petroleum Development Licence (PDL) application will be submitted to the Government early in 1996. Project development approval is expected in the first half of 1996.

Planning and preconstruction engineering have commenced and it has been assumed first oil production will be in the second half of 1997.

Recent Drilling

Makas-1 and Paua-1 are exploration wells currently drilling on trend with PPL 56.

The Makas-1 exploration well is located on the Masaka anticline in PPL 161 approximately 15 km north of the SE Globe Field (Figure 3). This structure runs parallel with the prolific Globe-Kutubu trend and is thought to extend southeastwards into PPL 56. It has been reported that Makas-1 has intersected significant oil and gas shows over two main intervals of 328 metres and 106 metres in the Upper Cretaceous Ieru Formation. The Ieru Formation was a secondary objective of Makas-1. The well has yet to intersect the primary objective Toro Formation.

Paua-1 is drilling a feature along the same trend line north of the Agogo Field. Oil and gas shows have also been reported in this well.

These discoveries potentially represent a new oil play on a major new trend intersecting PPL 56.

Exploration Potential

At least eight undrilled structures are recognised in northern PPL 56 (Figure 3). Some of these structures extend beyond the licence. The most prospective structures in PPL 56 are thought to lie to the east and northeast of the SE Gobe Field and are expected to have well developed Toro and Imburu Formation sandstones structured within the thrust sheets.

5.0 DESCRIPTION OF THE COMPANY'S ASSETS

FIGURE 3: PAPUA NEW GUINEA – PROSPECTS & LEADS



PPL 161
Makas-1X
MASAKA
IROU
S.E.GOBE OILFIELD
WASUMA
SIREBI
WEST ANESI
Beaver-1
PPL 56
BARE
WEST WABAU
Wabau-1
WABAU EAST
NW Iehi-1
Anesi-1
ANESI
Iehi-1
S.E.GOBE LOCATION
PPL 56
Orie-1
PIPELINE
PPL 56
PPL 56
BARIKEWA GAS FIELD
0
10 km

The West Anesi structure, which lies directly east of SE Gobe, will be tested by the Beaver-1 well in late 1995 and should give further indication of the exploration potential of PPL 56 (Figure 3).

Other Potential Resources

Potentially recoverable gas volumes in the Iehi gas discovery are modest but the Barikewa Gas Field, which was discovered in 1958, is estimated to contain 390 BCF of recoverable gas in a most likely case. A gas field of this size cannot economically sustain a liquefied natural gas (LNG) project but with the provision of pipeline infrastructure, such as is associated with the Kutubu oil development, could potentially form part of an LNG project relying on other PNG gas fields. In addition Barikewa may have potential for a gas to methanol conversion plant.

Exploration Commitment

The Government work commitment for PPL 56 requires that an exploration well is to be drilled in 1995 with a further well in Permit Year 5 (12/12/95 – 11/12/96), the last year of the permit term. The Joint Venture is planning to drill the exploration well Beaver-1 in the fourth quarter of 1995 on the West Anesi structure. This well will fulfil the Year 4 Government commitment.

5.2.2 T/RL1 – Yolla Field, Australia

Cue Energy holds a 14% interest in T/RL1, the Retention Lease covering the Yolla Field, through its 100% owned subsidiary Galveston. The Yolla Field is situated 130 km offshore in the Bass Basin approximately midway between Victoria and Tasmania (Figure 4).

The Yolla acreage was originally awarded as exploration permit T/14P in 1979. In 1984 Amoco and Sagasco (now Boral Energy Resources Ltd) farmed in to the permit and in 1985 drilled the Yolla-1 discovery well. In 1991 a Retention Lease was granted over the Yolla Gas Field and later the same year Amoco sold its interest in the lease to co-venturers and withdrew from the permit.

The current term of the Retention Lease expires on 6 May 1996 and it is expected that the joint venture will apply for a further five year term.

The current interests in T/RL1 are:

Boral Energy Resources Ltd	58.86%	Operator
GFE Resources Ltd	16.69%	
Galveston Mining Corporation Pty Ltd	14.00%	
Cultus Petroleum (Aust) NL	10.45%	

The interest in the Yolla Gas Field is subject to the payment of a small royalty obligation once the field commences production.

Field Discovery

The Yolla-1 discovery well was spudded in July 1985 in a water depth of 79 m. The well reached a total depth of 3347 m after having drilled 1600 m of the primary objective uppermost Cretaceous to Eocene, Eastern View Group.

Hydrocarbons were encountered in two zones, a shallow Eocene aged zone at a depth of around 1800 metres and a deeper Paleocene aged zone below 2700 metres. Four production tests were run, three in the shallower Eocene zone and one in the deeper Paleocene zone.

Eocene Reservoir

A small accumulation of gas underlain by oil, was encountered at the top of the Eocene aged Eastern View Group. A production test over the interval 1833.2 to 1833.8 metres flowed oil at the rate of 302 BOPD of 45.5 degree API and gas at the rate of 1.02 MMCFD through 1/4" choke.

A test over the larger interval 1813 to 1833.1 metres flowed gas at the rate of 11.8 million cubic feet per day through a 1 1/4" choke accompanied by 892 BOPD of 50.6 degree API condensate and oil.

The gas in both tests contained approximately 7% carbon dioxide.

Paleocene Reservoir

In aggregate 38.6 metres of net gas reservoir was penetrated in seven sands within the Paleocene Zone. A test over a reservoir sand from 2809 to 2824 metres flowed gas at the rate of 15.1 MMCFD with 580 BCPD through a 5/8" choke (condensate ratio 38.4 BBLS/MMCF of gas). The gas contained 19.4% carbon dioxide.

Gas water contacts were not seen in any of the reservoir sands and the vertical extent of the hydrocarbon columns below the Yolla-1 penetrations is subject to significant uncertainty. It is also possible that oil rims may be present beneath the gas.

Hydrocarbon Volumes

Revision of in place gas volumes based on 3D seismic mapping has resulted in original hydrocarbon in place volumes in the Yolla-1 fault compartment of 375 BCF (263 PJ of sales gas in proved plus probable equivalent categories) and original hydrocarbon gas in place volumes in the Yolla-1, Yolla North, Yolla North East and Yolla North West fault blocks of 1552 BCF (1086 PJ of sales gas in equivalent to proved plus probable plus possible categories). These estimates are uncertain given that they have been made on the basis of one well. Additional drilling is required to confirm these volumes.

Future Drilling

Additional appraisal drilling is required to delineate the extent of the field, to establish the presence of oil down-dip in the Paleocene reservoirs and possibly to test down-flank potential for additional reservoir sands. In order to locate a second well, a detailed three-dimensional seismic survey was recorded in early 1994 to accurately define the geometry of the Yolla Field. Interpretation of the data has shown that the structural configuration of the field is substantially as previously mapped and a Yolla-2 appraisal well location has been approved by the participants 1.7 km to the west northwest of Yolla-1. The well is expected to be drilled in late 1995 or early 1996. An additional appraisal well will most likely be required prior to a development decision.

5.0 DESCRIPTION OF THE COMPANY'S ASSETS

FIGURE 4: T/RL1 & T/28P LOCATION MAP


Seal-1
Toolka-1
T/27P
Cormorant-1
King-1
T/RL1
Koorkah-1
Bass-1
Aroo-1
YOLLA FIELD
T/18P
Bass-2
Tilana-1
Yurongi-1
Bass-3
Dondu-1
Tarook-1
Nangkero-1
Poonboon-1
Squid-1
Chat-1
Narimba-1
-3
DURROON BASIN
-2
-1
-5
Pelican
Flinders-1
-4
Pipipa-1
T/25P
Durroon-1
Tasmanian Devil-1
T/28P
Bell Bay
Devonport
Launceston
Prospects & Leads
0
50 km

Gas Markets/Power Generation

Given the location of the Yolla Gas Field, its hydrocarbons could be transported either to Victoria or Tasmania.

Forecasts of demand for natural gas in Tasmania have been linked with gas-fired power generation. The market will be significantly impacted by the results of the Comalco negotiations with the Tasmanian government for electricity supply. A decision to re-develop the Comalco aluminium facility at Bell Bay could provide the opportunity for the Bell Bay Power Station to be converted to a gas fired facility, utilising Yolla gas. There are a number of other existing and potential gas consumers along the northern coast of Tasmania.

The Victorian gas and electricity supply industries are undergoing rapid changes. The privatization and/or disaggregation of the utilities combined with the implementation of a broader access regime could also provide Yolla gas with a market opportunity.

5.2.3 T/28P – Bass Basin – Australia

Introduction

The offshore T/28P permit (Figure 4) covers 7400 square km in the Durroon Basin, which underlies the southeastern corner of the Bass Basin approximately 100km north of Launceston, Tasmania. Water depths are generally less than 90m. The permit was awarded for a six year period in November 1994, and is currently held by Cue Energy (40% and Operator), Octanex (30%) and Bass Strait Group (30%). The permit commitments require a 500 km seismic survey in Year two and a well in Year 3.

Exploration in the Bass Basin began in the early 1960's. Oil was encountered in Cormorant-1 and gas/condensate in the Pelican-1,2 & 3 wells in the 1970's and in 1985 the first potentially commercial discovery was made at Yolla-1. The Durroon Basin and T/28P have only been lightly explored relative to the Bass Basin.

Geology and Prospectivity

The Bass Basin as a whole was formed by two distinct episodes of rifting related to the separation of the Australian and Antarctic plates (125 – 100 million years ago) and the opening of the Tasman Sea (90 – 80 million years ago). These two periods represent the major structuring events expressed in the Durroon Basin. Since this activity ceased gradual subsidence has occurred across the basin.

The major stratigraphic groups in the Durroon Basin can be characterised as follows:

The Otway Group comprises the initial non-marine rift-filling sequence of this basin. It consists of an interpreted 2.5 km of Early Cretaceous, volcanic derived sandstones, siltstones, shales and coals, deposited in elongated troughs. The reservoir characteristics of this group, while generally somewhat limited, show encouraging porosities and permeabilities in the uppermost 300 metres.

The overlying Late Cretaceous Durroon Formation, is interpreted to have filled deep troughs with alluvial fan sands encased within large volumes of shale. The only significant thickness of Durroon Formation penetrated to date is in Durroon-1. Here the formation is predominantly a shale with minor intervals of what are interpreted to be thin coarse grained sandstones with good porosity. Down dip away from the well, seismic interpretation suggests the formation could contain thick alluvial sandstone fans which could have good porosity. The thick shales of the Durroon Formation are expected to provide a seal for the underlying Otway Group and for potential stratigraphic traps within the formation.

The overlying Eastern View Group, which forms part of the younger Bass Basin, is up to 4.5 km thick in the deepest part of the T/28P permit. It represents the beginning of post-rift subsidence sedimentation, consisting of non-marine sandstones, shales and coals grading upwards into marginal marine deltaic sandstones, shales and coals. Sands within this Group have been the primary objectives in the majority of wells drilled to date and shales within the Group could act as seals for interbedded hydrocarbon accumulations, such as were penetrated in Yolla-1.

Source rocks showing favourable characteristics for the generation of oil and gas are found within the Durroon Basin. Analyses indicate that the terrestrial coals and shales of the Eastern View Group have a high generative potential with oils recovered from Pelican-5 and Yolla-1 analysed to have been generated from these sediments.

Shales of the Durroon Formation intersected in Durroon-1 are mostly gas prone. Otway Group sediments also seem to be gas prone, based on a small number of analyses. However, several analyses indicate potential for these sediments to source oil. The equivalent aged formation in the Otway Basin to the north west has been shown to have good oil and gas generative potential.

The Durroon Basin is favourably located with respect to mature hydrocarbon source rocks in the Eastern View Group, Durroon Formation and Otway Group as all three of the source intervals are within the oil and gas generative windows in various parts of the Basin.

There is considerable evidence to suggest that the Durroon Basin has favourable structural timing and hydrocarbon migration/timing characteristics. Most of the structures were formed early, and analyses of well samples indicate that hydrocarbon generation occurred after structuring, possibly up to the present day.

A re-evaluation of existing seismic and well information in the Durroon Basin has identified at least ten undrilled prospects and leads in the Otway Group, Durroon Formation and Eastern View Group. These prospects and leads will be the focus of new seismic acquisition in 1996 in order to develop drillable targets for 1996 or 1997 drilling.

5.2.4 EP363 – Carnarvon Basin – Western Australia

Cue Energy has a 12.5% interest in EP363 which is situated in Western Australian state waters on the south east margin of the Barrow Sub-Basin immediately east of and updip from the Harriet group of oil and gas fields (Figure 5). The permit is operated by BHP Petroleum (Australia) Pty Ltd (BHPPA) (57.5% interest) and the remaining 30% interest in the permit is held by Discovery Petroleum NL (Discovery Petroleum). The principal structural objectives are high side fault dependent closures with upper Triassic sandstone objectives. A secondary stratigraphic objective is provided by Jurassic turbidite sand bodies deposited into the sub-basin from shelfall areas to the east.

5.0 DESCRIPTION OF THE COMPANY'S ASSETS

FIGURE 5: EP 363 LOCATION MAP


115° 30'E
115° 50'E
20° 30'S
20° 50'S
TL/5
MONTE BELLO ISLAND
Flag-1
Orpheus-1
SINBAD
TL/6
TL/1
Emma-1
BAMBRA
EP 358
EP 62
HARRIET
Nyanda-1
VARANUS ISLAND
ROSETTE
TANAMI
Barrow-25
Dorrigo-1
Plato-1
Tanami-2
Judy-1
Menzies-1
BARROW ISLAND
BARROW
EP 363
TP/8
TP/8
EP 341
Flores-1
Georgette-1
Gregory-1
Hermite-1
Kybra-1
Dugong-1
L10
TP /8
Gas Field
Oil Field
Stratigraphic Lead
0
10 km
MAP AREA

The Menzies-1 well tested the largest of the fault dependant closures in April 1995. No hydrocarbons were encountered in the primary Triassic objective but oil shows were encountered in a secondary Jurassic turbidite sandstone objective. A wireline test of this zone failed to recover oil due to the tight nature of the sandstones at this location.

Seismic data indicates that Jurassic and Basal Cretaceous sands are likely to be present over a considerable portion of the permit and may have the potential to form viable stratigraphic traps. These sands will be the focus of ongoing exploration studies. The Menzies-1 well has satisfied government work commitments to the end of the current permit term on 2 December 1996.

The permit can be renewed for a further five year term after this date.

5.2.5 Interests In The USA

Cue Energy is the 100% owner of Barcoo Exploration Inc (Barcoo) registered in the USA with the following interests:

- A 25% Net Profit Interest (NPI) in respect of a producing gas well in Main Pass Block 6 in the Gulf of Mexico. Production from this gas well is currently 2.3 MMCFD. During the quarter ending June 1995 the net cashflow from Barcoo's NPI was approximately A$60,000. Recent well tests indicate that the gas water contact has risen significantly and it is now estimated that approximately 0.5 BCF remain to be recovered from the well with production shut-in likely in the first half of 1996.

5.0 DESCRIPTION OF THE COMPANY'S ASSETS



- A 25% NPI in respect of production from the Stowe Leases in the Sacramento Basin of California which contain the Armstrong 17-1 and Armstrong 17-3 gas wells. The NPI is 50% of PetSec's net income from its 50% interest in the production from these wells.
- A 100% working interest in the 640 acre Snowbird Lease, also in the Sacramento Basin of California. The acreage contains a drillable prospect which has been farmed out to Tri-Valley Oil and Gas Company. Cue Energy will have a 15% carried working interest in this well which could be drilled in 1995.

These interests are not considered significant to Cue Energy's future.

5.2.6 Power Generating JV

Since 1990 Cue Energy has been actively seeking a market for the Yolla gas and, recognising the potential of gas fired power stations, entered into joint ventures with Asea Brown Boveri Pty Limited (ABB). The Asea Brown Boveri corporate group is a world leader in repowering existing power stations with modern highly efficient gas turbines. Cue Energy's role in this alliance is to provide gas supply studies, financial analysis and contract negotiations, while ABB provides engineering and technical input. Cue Energy and ABB have jointly submitted proposals to repower and privatise facilities at both Newport (Victoria) and Bell Bay (Tasmania) Power Stations. Financial analysis has indicated that output from these gas fired electricity generation projects, with increased capacity and efficiency, would be competitive.

5.2.7 Joint Venture Exploration Agreement

Cue Energy has entered into an 'Area of Mutual Interest' (AMI) agreement with Octanex and Bass Strait Group. The agreement broadens the pool of available exploration funds and provides the opportunity, but not the obligation, for participation by all three companies in exploration ventures available to the individual participants. Cue Energy has a 40% interest and is the operator for the AMI with Octanex and Bass Strait Group each holding a 30% interest. Further details of the AMI agreement are contained in Section 9.4.

5.3 DIRECTORS' FORECAST

5.3.1 Financial Assumptions

For production, retention and exploration interests where Cue Energy is not the operator or in which Cue Energy has agreed to acquire an interest, the financial forecasts rely on joint venture budgets or, where not available, on the Directors' assumptions based on its view of the likely activity in the particular area of interest and the cost thereof.

Although the Directors have given due care and attention to the forecasts before adopting them, forecasts by their nature are subject to uncertainties and to variation in aspects which are beyond the control of Cue Energy (including, among other things, general economic outlook, fluctuation in the world market price of oil, inflation, interest rates, exchange rate movements and government policy). Accordingly, there can be no guarantee or assurances that the forecasts will be achieved.

The assumptions and forecasts for the years ending 30 June 1996 and 1997 have been subject to an independent review by Ernst & Young (see page 55 to 58) who have concluded that nothing has come to their attention which causes them to believe that the Directors' assumptions do not provide a reasonable basis for the forecast. For the years ending 30 June 1998 and 1999 Ernst & Young do not provide an opinion as to whether the assumptions provide a reasonable basis for the Directors' forecast but the forecasts have been found to be accurately compiled and to give effect in all material respects to the consistent application of assumptions. Ernst & Young takes no responsibility for the achievement of the forecasts.

The forecasts should be read together with the information contained elsewhere in this Prospectus.

The following is an outline of the principal assumptions used in the preparation of the Directors' Forecast for the financial performance of Cue Energy as shown in Table 1, page 8.

- a real oil price tied to the West Texas Intermediate (WTI) marker crude at US$18.00/BBL for 1995/96, US$19.00/BBL for 1996/97 and US$20.00/BBL flat for the remainder of the production life of SE Gobe. During the first half of calendar 1995 WTI traded at an average price of US$18.83/BBL.
- an inflation rate of 3% per annum;
- an average exchange rate of A$1.00 = US$0.73. The Directors do not represent that rates will not change throughout the forecast period. Note that Cue Energy's revenues and costs are principally denominated in US$;
- no change to the fiscal regimes in New Zealand, Australia and Papua New Guinea. Cue Energy's share of the PNG Government's carried interest (22.5%), royalties, taxation and other fiscal obligations are incorporated into the Directors' forecast;
- forecast reserves and production rates, operating cost and field development cost for SE Gobe have been reviewed by the Independent Expert and found to be not unreasonable (refer to Section 7.0);
- no exploration success in any of Cue Energy's assets although expenditure is included for exploration. A write down of $600,000 against EP 363 has been assumed in 1996/97; and
- no revenue from a Yolla Field development and no development cost for the Yolla Field other than for the Yolla-2 appraisal well. The drilling of a possible Yolla-3 will depend on the success of Yolla-2.

It has been assumed that applications for Shares are received for 50 million Shares ($10 million). If the $8 million underwritten amount only is raised the Directors will consider alternative arrangements with respect to the funding of Cue Energy's share of the appraisal drilling of Yolla 2. This may include possible farm out arrangements which would reduce forecast expenditure and the Company's interest in T/RL1.

It has also been assumed that a project loan will be used to finance Cue Energy's share of the capital cost for the development of the SE Gobe Field. Interest on this US dollar loan has been assumed to be 8% plus 2.7% for political risk insurance plus 2% bank margin. Interest payments are allowable deductions under PNG tax rules. It has been assumed that the project loan will be drawn in 1996/97 and repaid in full in the following three years.

Although the Directors' forecast does not assume the exercise of the options granted as a result of the Issue of the shares offered by this Prospectus, the Directors believe that there is a reasonable expectation that Cue Energy's share price would rise sufficiently to justify the exercise of the options.



5.3.2 Net Asset Backing

The net asset backing per ordinary fully paid share in the Company on completion of the Issue and the acquisition of CMS PNG is estimated by the Directors at 25 cents (Australian) per share as set out in Table 2 on page 9. This estimate is based upon oil and gas asset valuations contained in the Independent Expert's Report.

Values for the most significant petroleum assets have been determined independently by Marino Associates Pty Ltd and Nicholas Papalia and Associates on a discounted cash flow basis using a range of discount factors (Report contained in Section 7.0). Cue Energy has used the 10% (after tax) real discounted net present value for estimating the net asset backing. The two main petroleum assets will be Cue Energy's interest in the Yolla Gas Field and the share of PPL 56.

Cue Energy's non-petroleum assets have been audited as at 30 June 1995.

5.3.3 Sensitivity Analysis

The Directors' forecast is affected by various factors which are included in the assessment of the risks to which Cue Energy is exposed. Factors which are specific to Cue Energy include:

- delays in the development of the SE Gobe development;
- field performance;
- the escalation of capital cost for the development of the SE Gobe Oil Field;
- the escalation of the operating costs of the SE Gobe Oil Field.

Other factors, which are common to the majority of international oil and gas production and exploration companies, include:

- world crude oil prices;
- exchange rates.

The sensitivity of Cue Energy's financial projections is shown in the table below.

Sensitivity Analysis of Directors' Forecast of Profit and Loss (For Years Ending 30 June)

	1995/96 A$000	1996/97 A$000	1997/98 A$000	1998/99 A$000
Directors' forecast net profit after tax	(960)	(1,663)	2,100	1,417
Change in net profit after tax				
Six Month Delay of SE Gobe	–	(95)	(2,273)	401
SE Gobe Production Rate				
increase 10%	–	–	295	299
decrease 10%	–	–	(286)	(290)
SE Gobe Capital Cost				
increase 10%	–	7	(53)	(90)
decrease 10%	–	(7)	53	90
SE Gobe Operating Cost				
increase 10%	–	–	(93)	(95)
decrease 10%	–	–	93	95
Oil Price				
increase US$2/BBL	–	–	468	470
decrease US$2/BBL	–	–	(468)	(470)
US$ / A$ Exchange Rate				
increase to US$0.75/A$	–	2	(107)	(90)
decrease to US$0.71/A$	–	(3)	113	95

5.3.4 Investment Risks

An investment in Cue Energy carries with it certain risks which are borne by any company which undertakes oil and gas exploration and production activities. The ownership of shares in a publicly listed company such as Cue Energy also carries with it the risk that share prices may fluctuate. In addition, Cue Energy's acquisition of CMS PNG exposes it to special risks attaching to investments in PNG.

Investors should carefully consider the impact of these risks prior to making any decision to apply for Shares.

Factors affecting Cue Energy's share price and investment risk include the following:

- Sharemarket Fluctuations

  Sharemarket fluctuations in Australia, New Zealand and other stock markets may impact on the value of the Shares and the Options. Factors which might influence sharemarkets include the general economic outlook, fluctuations in the world market price of oil and gas, exchange rate movements, interest rates and inflation.

- Exploration and Production Risks

  The successful exploration, development and exploitation of oil and gas fields is subject to a number of risks including:

- Exploration – the risk that exploration will be unsuccessful when a geological prognosis is proved to be incorrect.

- Cost and timing – the risk that exploration, appraisal, development, plant and/or operating costs prove to be greater than expected or that the proposed timing of exploration, development or production may not be achieved.

- Reserves – the risk that the calculation of reserves is proved incorrect by future production, mapping and/or drilling.

- Production – the risk of well, plant or pipeline failure.

  In addition, oil and gas exploration and production activities in Papua New Guinea and the SE Gobe development are subject to special risks (see this page).

- **Environmental Considerations**

  Oil and gas exploration and production can be an environmentally hazardous activity giving rise to substantial costs for environmental rehabilitation, damage control and losses.

- **Insurance**

  Insurance against all risks associated with oil and gas exploration and production is not always available and the cost can be high. Cue Energy has insurance in place which it considers appropriate to its needs.

- **Native Title**

  The impact of the decision of the High Court of Australia in June 1992 (the Mabo decision), which recognised traditional native rights to land in certain circumstances, may pose a risk to certain of Cue Energy's assets. This is discussed more fully in the legal report on title by Arthur Robinson & Hedderwicks.

- **Government Actions**

  The impact of actions by governments may affect Cue Energy's operations, including such matters as land access, compliance with environmental regulations, taxation and royalties.

- **CMS PNG**

  Cue Energy has carefully analysed its investment in CMS PNG. Whilst it believes that it has had access to all relevant data relating to CMS PNG's activities, there is a risk that material information of which it is unaware has not been taken into account. The vendor has however, provided certain warranties relating to CMS PNG and its activities, details of which are set out in the CMS PNG Sale & Purchase Agreement summarised in Section 9.4 of this Prospectus. The value of these warranties is dependent on the vendor accepting the obligation and on the ability of the vendor to meet its obligations at the time that any warranty claim is made.

- **Oil Price**

  Condensate sales and the sale of oil will have the risk of fluctuations in the international oil price. The sale of gas will depend on available markets at acceptable prices and transmission costs.

- **Exchange Risk**

  Cue Energy's ongoing exploration and development costs and future revenue associated with PPL 56 will be mainly denominated in US$. Accordingly Cue Energy's costs and revenue could be affected by changes in the A$ against the US$.

PNG Risks

PNG is considered as a country of high political risk. In February 1995, for example, the Export Finance Insurance Corporation of the Commonwealth of Australia downgraded PNG to the "D" political risk category. This is the category of the highest political risk. Approximately half of the countries graded fall into this category.

The directors have considered the issue of political and other risks in PNG and will continue to do so as a matter of normal business practice. In this regard, the directors have formed the view that CMS PNG's interest in PPL 56 benefits from the existing petroleum development in the Kutubu area and the significant foreign capital investment already made in the area.

Some potential risks which may affect CMS PNG's activities in PNG may be summarised as follows:

- **Government Action**

  The PNG Government announced in 1995 that landowners in PNG would be entitled to 2% free equity in any future development projects. It is the Directors' opinion that this 2% will constitute part of the 22.5% State participation. However negotiations between representatives of the PPL 56 joint venturers and the PNG Government are in progress in relation to this matter. The State has the right to take up to 22.5% in any development and

5.0 DESCRIPTION OF THE COMPANY'S ASSETS



any petroleum development licence which results from the discovery of petroleum within the area covered by PPL 56, from the joint venturers in proportion to their interests in the project. The basis upon which it may do so is set out in more detail on page 40. In the Directors' forecast a total of 22.5% State participation has been taken into account.

Although there have been no known instances of expropriation in the resources sector since PNG's independence in 1975, in 1992 the Government announced its decision to increase the Government's equity in an existing gold project at Porgera from 10% to 25%. This move was resisted by the other joint venturers in the Porgera project. However, a price was ultimately negotiated and accepted by all parties. The purchase of the additional 15% by the PNG Government has not yet occurred. The directors do not consider it likely that the present Government would seek to increase State equity above 22.5% in any development of PPL 56.

- Civil Unrest

The PPL 56 project is in Southern Highlands Province on the PNG mainland. Inter-tribal violence and civil disturbances in Southern Highlands Province do occur. Such unrest has the potential to affect operations, site security and access roads. However, the experience of projects such as the Porgera mine in the highlands of PNG and Kutubu, which is 75 km from Gobe, suggests that these risks can be controlled or minimised if adequate security measures are taken and sufficient time and effort are devoted to accommodate the concerns of landowners. No assurances can be given, however, that civil unrest will not disrupt operations on PPL 56.

- Landowners Issues

The area covered by PPL 56, like most land in PNG, is held under customary land tenure. Land held under such tenure is often communally owned and title to land is often unclear. Disputes over land ownership are common, especially in the context of resource developments. Identifying all the affected landowners, and structuring compensation arrangements that are both fair and acceptable to all of them, is often difficult. Land ownership of the South East Gobe area, of which PPL 56 is part, has not yet been settled. An initial hearing awarded the area to three different clans in equal shares. A hearing of the Land Titles Commission is currently in progress involving approximately 50 different clans and land that is situated both in the Southern Highlands and the Gulf Province of PNG. A decision on the matter is not expected until, at the earliest, late 1995. Time, effort and expense will be required to resolve landowner issues relating to a development of PPL 56.

- Unitisation

The SE Gobe Field is located over part of both PPL 56 and PPL 161. The field is to be developed and operated jointly by the interest holders in PPL 56 (of which CMS PNG is one as to 7%) and the interest holders in PPL 161 as an integrated development with the Gobe Main Field. The terms and conditions upon which this will be done, including the tariff rate payable by the interest holders to the owners of the Kutubu pipeline for the transportation of SE Gobe crude oil, have not yet been finalised. Negotiations of key agreements such as the unitisation and operating agreement, the production facilities operating agreement and the transportation and lifting agreement are still in progress. Pursuant to pre-unitisation arrangements, Chevron Niugini, as operator of the integrated development, is currently preparing the development plan and the licence applications in respect of the SE Gobe Field.

- Environmental Issues

PPL 56 is, and development of PPL 56 will be, subject to PNG laws and regulations regarding environment matters. PNG environmental laws and regulations are still developing and their impact on petroleum prospecting and development could change. Future environmental laws and regulations could impose increased capital or operating costs on the PPL 56 joint venturers and could restrict and/or delay the development of PPL 56. It is also possible that the PPL 56 joint venturers could experience unanticipated environmental consequences during the development of PPL 56, and the costs associated with addressing those consequence could be material. The extent to which future regulations or unanticipated environmental consequences may affect the PPL 56 joint venturers cannot be predicted.

- Cancellation

PPL 56 is also subject to the provisions of the PNG Petroleum Act (Chapter 198) (the "Petroleum Act"). The Petroleum Act governs the granting of petroleum rights and conditions upon which those rights may be cancelled. Under Section 98 of the Petroleum Act, the Minister may cancel PPL 56 in certain circumstances. These include non-compliance with a condition specified in the licence, non-compliance with a provision of the Act, and non-payment of any amount payable under the Act within specified periods. Any such cancellation would prohibit continued petroleum exploration and development.

- General Economic Situation

The PNG economy has in recent years been characterised by economic difficulties which are likely to persist at least into the near future. In 1994, doubts were raised as to the Government's ability to meet its payment obligations. The expansionary fiscal policy adopted by the PNG Government between 1992 and 1994 resulted in progressively higher budget deficits, unsustainable import growth and, in 1994, a foreign exchange crisis. The Government delivered a budget in 1995 aimed at reducing the budget deficit through increased revenues and controls on expenditure. The International Monetary Fund and the World Bank are providing financial and technical assistance to restore economic stability and promote structural adjustment.

- **Foreign Exchange and Taxation**

  The objective of the PNG Government has been to maintain the Kina as a strong and readily convertible currency. In 1994 the Kina was floated which resulted in a depreciation of the Kina against both the Australian dollar and the US dollar. The applicable regime of currency exchange and repatriation of profits is a reasonable one in the opinion of the Cue Energy directors.



Arthur Robinson
& Hedderwicks

ALLEN
ARTHUR ROBINSON
GROUP

SOLICITORS & NOTARY

STOCK EXCHANGE CENTRE
530 COLLINS STREET
MELBOURNE AUSTRALIA
TELEPHONE + 61 • 3 • 614 1011
FACSIMILE + 61 • 3 • 614 4661
DX 30999
MELBOURNE STOCK EXCHANGE

CORRESPONDENCE
GPO BOX 1776Q
MELBOURNE VIC
AUSTRALIA 3001

OUR REFERENCE
YOUR REFERENCE
WRITER'S DIRECT LINE

2 October 1995

The Directors
Cue Energy Resources NL
25th Floor
500 Collins Street
MELBOURNE VIC 3000

Dear Sirs

AUSTRALIAN TITLE REPORT

This Report has been prepared for inclusion in a Prospectus to be issued by Cue Energy Resources No Liability (***Cue***) in relation to the offer by Cue of 50,000,000 ordinary shares and to the grant by Cue of 25,000,000 free transferable options on the basis of one option for every two shares subscribed.

We have been requested to report on the interests held by Cue and/or its wholly owned subsidiaries Galveston Mining Corporation Pty Ltd (***Galveston***) and Cue Exploration Pty Ltd (***Cue Exploration***), in retention lease T/RL1, exploration permit T/28P and exploration permit EP363 (the ***Tenements***). A separate Report has been prepared by Allens Arthur Robinson of Papua New Guinea on the interest in the Papua New Guinea petroleum tenement to be acquired by Cue through its proposed acquisition of CMS Nomeco PNG Oil Co.

Details of the Tenements are set out in the Schedule to this Report.

1. TITLE REPORT

1.1 Interests

We are satisfied as a result of:

(a) searches of the Tenements (the ***Searches***) in:

(i) the Register maintained by the Tasmanian Department of Development and Resources (the Designated Authority for Tasmania pursuant to the Commonwealth Petroleum (Submerged Lands) Act 1967 (the ***Cth Act***)) in relation to exploration permit T/28P and retention lease T/RL1; and

(ii) the Register maintained by the Western Australian Department of Development and Resources in relation to exploration permit EP363 pursuant to the Western Australia Petroleum Act 1967 (the ***WA Act***);

(b) enquiries made of the Petroleum Registrars in Tasmania and Western Australia;

(c) a perusal of the relevant agreements, transfers, deeds and other contracts (where relevant) provided by Cue relating to the ownership of the relevant interests in the Tenements (the ***Tenement Agreements***); and

(d) enquiries made of personnel at Cue,

that, subject to the qualifications set out in this Report and in the Schedule and to the rights, interests, encumbrances and obligations arising under applicable Tenement Agreements:

1. Galveston is a registered holder of and, subject to the royalties reserved to previous interest holders in T/RL1 or its predecessor T/14P (described in note (2) of the Schedule), has a 14% beneficial interest in retention Lease T/RL1 in the Bass Basin; and

2. Cue is a registered holder of and has a 40% beneficial interest in exploration permit T/28P in the Bass Basin; and

3. Cue Exploration is a registered holder of and has a 12.5% beneficial interest in exploration permit EP363 in the Barrow Sub-Basin, offshore Western Australia.

The interests of Cue, Cue Exploration and Galveston described in paragraphs (1), (2) and (3) above are referred to in this Report collectively as the Interests.

1.2 Third Party Claims and Litigation

We have sought and received confirmation from Cue that, other than as specified in this Report and in the Schedule, the Interests are free from any current third party claim (whether in writing or oral), litigation or arbitration.

1.3 Assumptions

In preparing this Report we have assumed the following:

(a) that the results of our Searches provided by the relevant departments under the WA Act and the Cth Act are correct;

(b) the information in relation to the Tenements and the Tenement Agreements supplied to us by Cue and the responses by Cue to our direct enquiries are correct, complete and up-to-date;

(c) the authenticity of all seals and signatures on all Tenement Agreements which have been provided to us;

(d) the completeness and the conformity to original instruments of all copies of the Tenement Agreements submitted to us;

(e) that the Tenement Agreements submitted to us were and are within the capacity and powers of, and were validly authorised, executed and delivered by and are binding on, the parties to them and comprise the entire agreement of the parties to each of them with respect to their respective subject matters; and

(f) that the Tenements have been validly granted and (where applicable) renewed by the relevant Minister. The good standing of the Tenements and the holder's interest in the Tenements are subject to the holder continuing to comply with the respective terms and conditions of the Tenements under the provisions of the applicable Act and any regulations made pursuant to such Act.

1.4 Qualifications

The following qualifications also affect the opinions expressed in this Report.

(a) The nature and enforcement of obligations under a Tenement Agreement may be affected by the discretion of courts not to grant relief by way of injunction, specific performance or other equitable remedies, by statute of limitation, by estoppel and similar principles, by laws concerning insolvency, bankruptcy, liquidation, receivership, official management or reorganisation and by other laws affecting creditors rights or duties.

(b) The records held at the WA and Tasmanian Department and available to be searched may not be complete or up-to-date.

(c) Any documents which are required to be stamped but have not been duly stamped may not be admissible in evidence.

(d) To the extent that any opinion or conclusion is based on the Searches referred to in paragraph 1.1(a), the opinion or conclusion is given as at the date of the relevant search. The Searches were conducted during the period from 12 June 1995 to 25 August 1995.

(e) To the extent that any opinion or conclusion is based on our perusal of a Tenement Agreement, the opinion or conclusion is subject to any subsequent amendment, variation or termination of the Tenement Agreement of which we have not, as at the date of this Report, been advised.

2. NATIVE TITLE

2.1 Mabo decision

As a result of a significant decision by the Australian High Court (Mabo & Ors -v- The State of Queensland (No.2)) in June 1992, the Australian common law recognises a form of communal native title to land and waters where:

- Aboriginal claimants can prove a continuous substantial connection with the land or waters in accordance with the Aboriginal group's traditional laws and customs, since British settlement; and
- the native title has not been extinguished by inconsistent government legislation or executive action.

The content of the native title rights held by an Aboriginal group in relation to particular land or waters depends upon the traditional laws acknowledged by and the traditional customs observed by that Aboriginal group. Where native title exists in particular land or waters, inconsistent rights and titles (including tenements) which have been granted to others in respect of the land or waters may be invalid.

2.2 Legislation

The federal and state and territory governments have enacted legislation which has validated titles (including tenements) granted prior to 1 January 1994 which would have been invalid because of the existence of native title. As a result, titles (including tenements) granted after 31 October 1975 but prior to 1 January 1994 (including EP363) over land or waters in Western Australia in which native title may exist have been validated to the extent that they affect existing native title rights. Depending on the type of title involved, validation may have extinguished any existing native title rights. Leases and licences conferring rights to explore, prospect for or extract petroleum from land or subsoil under waters which were granted prior to 1 January 1994 will not have extinguished any native title rights which were in existence at the time the leases or licences were granted and any such native title rights will revive at the end of the term of the lease or licence or at the time of its renewal.

2.3 Compensation

Where native title has been extinguished by the validation of existing titles, the government which granted the extinguishing title is required to pay compensation to the former holders of native title. However, the compensation obligation may be transferred to a lease or licence holder by the terms of the lease or licence or by the legislation under which it was granted.

2.4 Negotiations

In certain circumstances, the native title legislation requires various procedures to be followed before a lease or licence can be validly renewed. These procedures may include negotiations about the renewal with Aboriginal native title claimants or holders in relation to the particular land or territorial waters. It is possible that a renewal may be denied if it is vigorously opposed or that compensation may be payable by Cue to the native title holders or claimants (to be held on trust, pending a determination as to the existence of native title) as a precondition to a renewal being granted.

2.5 Courts & Natural Native Title Tribunal

Native title claims may be initiated in the Supreme Courts of the States and Territories, and in the Federal and High Courts or may be made to the National Native Title Tribunal established by the federal native title legislation. We have reviewed as at 14 September 1995 the available maps of areas claimed in native title claims initiated in the Western Australian Supreme Court and the High Court and claims made to the National Native Title Tribunal.

2.6 Effect on Cue

On the basis of that review and from enquires made of Cue, we are not aware of any native title claim in respect of any waters or the subsoil under them covered by the Tenements which may affect the validity of any of the Tenements.

2.7 Qualifications

However, it is always possible that further claims for native title rights might be made in the future in respect of territorial waters or the subsoil under them within the area covered by the Tenements. We have not undertaken the considerable legal, historical, anthropological and ethnographic research which would be necessary to form an opinion as to whether such a claim, if made, would succeed and, if so, what the implications would be for Cue and its subsidiaries.

3. CONSENT

Arthur Robinson & Hedderwicks have given their written consent to the issue of the Prospectus with this Report in the form and context in which it is included, and have not withdrawn their consent prior to lodgement of the Prospectus with the Australian Securities Commission.

Yours faithfully

Arthur Robinson & Hedderwicks

Arthur Robinson & Hedderwicks

SCHEDULE

Tenement Summary Table

TENEMENT	REGISTERED HOLDERS		OPERATOR	AREA	COMMENCEMENT & EXPIRY DATE	NOTES
T/RL1	Galveston	14.00%	Boral Energy	Bass Basin	7/5/91 – 6/5/96	(1) – (3)
	Boral Energy	53.8615%		9 Blocks		(4)
	GFE	16.6915%				
	Cultus	10.447%				
	Petroz	5.00%				(4)
T/28P	Cue	40.00%	Cue	Bass Basin	3/11/94 – 2/11/00	
	Bass Group	30.00%		114 Blocks		
	Octanex	30.00%				
EP363	BHPP	57.5%	BHPP	4 Blocks	1/12/91 – 30/11/96	
	Discovery	30.00%				
	Cue Exploration	12.5%				

Notes

1. Under the terms of an Assignment Agreement dated 22 November 1991 with Amoco, Galveston is required to make payments to Amoco as follows:
   - $143,400 within 30 days from the spud date of the next appraisal well drilled in the retention lease;
   - $143,400 within 30 days from the date on which the purchasers become unconditionally obligated to develop gas from the retention lease to a delivery point in Tasmania; and
   - 33% of 50% of the total operating profits earned by Galveston from the 7.17% interest in the retention lease assigned to it under this agreement, up to a maximum of $860,400.

2. A complex set of royalty obligations exists in this tenement. Royalties on production are payable at various rates to a number of parties who formerly held interests in the tenement. The precise royalty obligations and entitlements have been the subject of disagreement between the joint venturers for some time, and have not yet been resolved. The complex royalty structure has developed as the result of a long series of farmouts/assignments in relation to the tenement and its predecessor T/14P.

   The total royalty obligation attached to the Galveston interest has been calculated by the venturers as being 0.065916% of the value of production. Cue has calculated this royalty at 0.07316%. The venturers other than Cue and Petroz (who has remained silent) are presently of the view that, although Cue is no longer a direct interest holder in the tenement, it is nevertheless obliged to pay a royalty of 0.00725% of the value of production. Cue is in disagreement with the other venturers on this point, Cue believing that this obligation is now included in Galveston's 0.07316% obligation.

   Cue (through the assignment of rights from other parties) is entitled to receive a royalty in respect of production from T/RL1. Both the venturers and Cue have calculated this royalty as 0.05950% of the value of production.

3. Under a Deed of Cross Charge dated 6 December 1988, the joint venturers have each charged their participating interest in the T/RL1 operating agreement and their share of petroleum derived from operation under the JOA in favour of the other venturers for the purposes of securing certain amounts payable under the JOA.

4. Boral Energy has advised Cue that a subsidiary of Boral has purchased the interest of Petroz in T/RL1 and the Yolla Joint Venture. This transfer had not been registered on the title when the relevant search was last made for the purposes of this Report.

5. Glossary of abbreviated terms

   Amoco means Amoco Australia Petroleum Company.

   BHPP means BHP Petroleum (Australia) Pty Ltd.

   Bass Group means Bass Strait Group NL.

   Boral Energy means Boral Energy Resources Ltd (previously Sagasco Resources Limited).

   Cultus means Cultus Petroleum (Australia) NL.

   Discovery means Discovery Petroleum NL.

   GFE means GFE Resources Ltd.

   Octanex means Octanex NL.

   Petroz means Petroz NL.

Allens Arthur Robinson

LAWYERS

11TH FLOOR PACIFIC PLACE
CNR MUSGRAVE STREET
& CHAMPION PARADE
PORT MORESBY
PAPUA NEW GUINEA
TELEPHONE + 675 - 3202 000
FACSIMILE + 675 - 3200 585

CORRESPONDENCE
PO BOX 1176
PORT MORESBY
PAPUA NEW GUINEA

RESIDENT PARTNER
BENJAMIN PASSINGAN
CONSULTANT
PETER LOWING

OUR REFERENCE GJW:4195:nmd
YOUR REFERENCE
WRITER'S DIRECT LINE +675 320 2000

25 September 1995

The Directors
Cue Energy Resources NL
25th Floor
500 Collins Street
MELBOURNE VIC 3000
AUSTRALIA

Dear Sirs

PAPUA NEW GUINEA TITLE REPORT

This Report has been prepared for inclusion in a Prospectus to be issued by Cue Energy Resources No Liability (***Cue***) in relation to the offer by Cue of 50,000,000 ordinary shares and to the grant by Cue of 25,000,000 free transferable options on the basis of one option for every two shares subscribed.

We have been requested to report on the interest held by CMS Nomeco PNG Oil Co, which will become a wholly owned subsidiary of Cue upon completion of the Share Sale Agreement dated 27 June 1995 between Cue and CMS Nomeco Oil & Gas Co, in Petroleum Prospecting Licence 56 granted by the Independent State of Papua New Guinea (the ***Tenement***). A separate Report has been prepared by Arthur Robinson & Hedderwicks on the interests held by Cue and its wholly owned subsidiaries, Galveston Mining Corporation Pty Ltd and Cue Exploration Pty Ltd, in Australian petroleum tenements.

Details of the Tenement are set out in the Schedule to this Report.

1. TITLE REPORT

1.1 Interest

We are satisfied as a result of:

(a) a search of the Tenement (the ***Search***) in the Register maintained by the Papua New Guinea Department of Mining and Petroleum pursuant to the Petroleum Act Chapter No. 198 of the Revised Laws of the Independent State of Papua New Guinea (as amended);

(b) enquiries made of the Petroleum Registrar in Papua New Guinea;

(c) information relating to and a perusal of summaries of agreements, transfers, deeds and other contracts provided to us by Arthur Robinson & Hedderwicks relating to the ownership of the relevant interests in the Tenement (the *Tenement Agreements*); and

(d) enquiries made of personnel at Cue,

that, subject to the assumptions and qualifications set out in this Report and in the Schedule and to the rights, interests, encumbrances and obligations arising under the Tenement Agreements, CMS Nomeco PNG Oil Co is a registered holder of, and has a 7% beneficial interest in, the Tenement (the *Interest*).

1.2 Third Party Claims and Litigation

We have sought and received confirmation from Cue that the Interest is free from any current third party claim (whether in writing or oral), litigation or arbitration.

1.3 Assumptions

In preparing this Report we have assumed the following:

(a) that the result of our Search provided by the Department of Mining and Petroleum is correct;

(b) that the summaries of the Tenement Agreements provided to us are accurate summaries of the documents they purport to summarise;

(c) the information in relation to the Tenement and the Tenement Agreements supplied to us by Cue and Arthur Robinson & Hedderwicks and the responses by Cue to our enquiries are correct, complete and up-to-date;

(d) the authenticity of all seals and signatures on all Tenement Agreements;

(e) the completeness and conformity to original instruments of all copies of the Tenement Agreements;

(f) that the Tenement Agreements were and are within the capacity and powers of, and were validly authorised, executed and delivered by and are binding on, the parties to them and comprise the entire agreement of the parties to each of them with respect to their respective subject matter; and

(g) that the Tenement has been validly granted and renewed by the relevant Minister. The good standing of the Tenement and the interest of CMS Nomeco PNG Oil Co in the Tenement are subject to holders of the Tenement continuing to comply with terms and conditions of the Tenement under the provisions of the Petroleum Act and regulations made pursuant to that Act.

1.4 Qualifications

The following qualifications also affect the opinions expressed in this Report.

(a) The nature and enforcement of obligations under a Tenement Agreement may be affected by the discretion of courts not to grant relief by way of injunction, specific performance or other equitable remedies, by statute of limitation, by estoppel and similar principles, by laws concerning insolvency, bankruptcy, liquidation, receivership, official management or reorganisation and by other laws affecting creditors' rights or duties.

(b) The records held at the Department of Mining and Petroleum and available to be searched by us may not be complete or up-to-date.

(c) Any documents which are required to be stamped but have not been duly stamped may not be admissible in evidence.

(d) To the extent that any opinion or conclusion in this Report is based on the Search referred to in paragraph 1.1(a), the opinion or conclusion is given as at the date of the Search. The Search was conducted between 21 June 1995 and 23 June 1995.

(e) To the extent that any opinion or conclusion is based on the Tenement Agreements, the opinion or conclusion is subject to any subsequent amendment, variation or termination of any Tenement Agreement of which we have not, as at the date of this Report, been advised.

(f) We understand that CMS Nomeco PNG Oil Co is registered as holding an interest in Petroleum Prospecting Licence 155. However, Cue has informed us that CMS Nomeco PNG Oil Co is in the process of withdrawing from that tenement and that instruments have been executed and submitted for stamping, after which they will be lodged for approval by the Minister for Minerals and Energy (the *Minister*) and, subject to the Minister's approval, entered in the Register. The effect of the entry in the Register of those instruments will be to remove CMS Nomeco PNG Oil Co from the Register in respect of that tenement.

2. CONSENT

Allens Arthur Robinson have given their written consent to the issue of the Prospectus with this Report in the form and context in which it is included, and have not withdrawn their consent prior to lodgment of the Prospectus with the Australian Securities Commission.

Yours faithfully

Allens Arthur Robinson

Allens Arthur Robinson

SCHEDULE

Tenement Summary Table

TENEMENT	REGISTERED HOLDERS		OPERATOR	AREA	COMMENCEMENT & EXPIRY DATE	NOTES
PPL56	Barracuda	20.5%	Barracuda	43 Blocks	12/12/85 – 12/12/96	(1) – (8)
	SHP	50.5%				
	CMS Nomeco	7.0%				
	MWEX	2.5%				
	Iona	20.0%				

Notes

1. The Tenement was initially granted on 12 December 1985 for a term of 6 years. It was extended by the Minister by an instrument dated 13 June 1992 and is now in its fourth year of extension.

2. Under a Joint Operating Agreement (*JOA*) in respect of the Tenement dated 12 December 1990 between Luderick, SHP, Barracuda, Base, CMS Nomeco and MWEX as amended by an agreement dated 6 November 1992 between the same parties, each party other than MWEX is obliged to make contributions on behalf of MWEX to the joint account in proportion to its Undivided Interest (as defined in the JOA). This obligation only applies:

   (a) until Initial Production (as defined in the JOA); and

   (b) in respect of the 2.5% Undivided Interest held by MWEX at the date of the JOA or, if it assigns any portion of its Undivided Interest, to such portion as is retained by MWEX.

After Initial Production, MWEX will be obliged to make contributions to the joint account in respect of its Undivided Interest, but will not be entitled to a share of petroleum produced until the parties other than MWEX have recovered from the sale of petroleum all amounts contributed by them in accordance with the obligation outlined above, together with interest at the rate of 8% per annum.

3. The Tenement is subject to a condition that the holders of the Tenement and the Independent State of Papua New Guinea (the *State*) are required to execute a petroleum agreement under which the "State is to be given the right to participate as a joint owner to the extent of not more than 22.5% in any development and in any petroleum development licence which results from the discovery of petroleum under [the Tenement] ... on a carried interest basis whereby the cost of the State's ... interest will be paid for out of its share of the petroleum produced". On 3 March 1995, the State and the holders of the Tenement entered Petroleum Agreement 1, which gave the State the right to participate as joint owner to the extent of up to 22.5% in any development and any petroleum development licence which results from the discovery of petroleum within graticular block number 2518 Fly River Map Sheet 54 of the Tenement.

4. By an instrument dated 7 October 1994, the Minister extended until 21 November 1995 the time within which the holders of the Tenement must apply for a Petroleum Development Licence over certain blocks declared as a Location for the purposes of the *Petroleum Act* (ie blocks in which petroleum has been discovered).

5. The Search we conducted did not reveal any encumbrance over any holder's interest in the Tenement.

6. On 16 March 1995, the Minister announced a number of policy initiatives in relation to mining and petroleum exploration and development, one of which was that landowners will be provided with 2% equity in petroleum production projects free of charge. That equity is to be funded by the State and the developers in proportion to their holdings in the project. The Minister also announced an increase in royalties from 1.25% to 2%. Legislation to implement these policy announcements has yet to be introduced into parliament.

7. Under the *Petroleum Act*, the holders of the Tenement are liable to pay compensation to the owners and occupiers of, and any persons interested in, private land as a result of the entry on or occupation of the land by the holders of the Tenement. We understand that a number of compensation agreements have been lodged with the Director, Petroleum of the Department of Mining and Petroleum in respect of the Tenement. We also understand that a Land Titles Commission hearing is to determine claims by a number of clans to land in the vicinity of the Tenement.

8. At the time we conducted our search, the interest of CMS Nomeco in the Tenement was registered under its former name, Nomeco PNG Oil Co.

Glossary of abbreviated terms:

Barracuda means Barracuda Pty Limited, a wholly owned subsidiary of Mt Isa Mines Limited

Base means Base Resources Ltd

Luderick means Luderick Pty Limited

SHP means Southern Highlands Petroleum Co Ltd

CMS Nomeco means CMS Nomeco PNG Oil Co

MWEX means Mountains West Exploration Inc

Iona means Iona Pty Limited, a wholly owned subsidiary of Oil Search Limited.

MARINO ASSOCIATES PTY. LTD.

ACN 008 043 052

8 Worsley Street
THE GAP QLD 4061

Ph: (07) 33006440
Fax: (07) 33006064

18 August 1995

The Directors
Cue Energy Resources No Liability
25th Floor
500 Collins Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Gentlemen

INDEPENDENT EXPERT ASSESSMENT OF HYDROCARBON INTERESTS IN PAPUA NEW GUINEA, AUSTRALIA AND USA

1. INTRODUCTION AND TERMS OF REFERENCE

Marino Associates Pty Ltd (*Marino*) has been commissioned by Cue Energy Resources No Liability (Cue Energy) to provide a valuation of Cue Energy's petroleum assets in Australia and the United States of America and the petroleum assets of CMS NOMECO PNG Oil Co (*CMS PNG*) in Papua New Guinea for which Cue Energy has made a conditional offer. The report which follows provides Marino's valuation of those petroleum assets.

Marino is a Brisbane based petroleum resource consultancy under the directorship of David Heron who has over 40 years of experience in the international petroleum industry and has provided services as a petroleum engineering consultant to the Australian petroleum industry and to commerce over the past 10 years. He is a graduate of Leeds University with a 1st Class Honours Degree in Mining Engineering awarded in 1948.

In 1984 he was one of the founding principals of Adelaide based petroleum consultancy Petroleum Management Associates (PMA), a resource consultancy which undertook petroleum development, reserves and evaluation studies on every petroleum province in Australia over the succeeding 4 years. During that time, PMA carried out economic evaluations of many Australian petroleum companies for the banking and sharebroking community and major reserves and economic evaluations for the Governments of South Australia, Queensland and the Northern Territory.

David Heron has continued to work as an independent petroleum consultant since 1988. His main activity has continued to centre on economic and petroleum reserve evaluations.

Marino has been assisted in the evaluation of Cue Energy's petroleum assets by Nicholas Papalia & Associates of Sydney who has undertaken the evaluation of Cue Energy's exploration properties and of CMS PNG's interest in PPL 56 in Papua New Guinea which includes a part of the SE Gobe oil discovery which is currently under development consideration.

Nicholas Papalia is a director of Nicholas Papalia and Associates which has offered services to the resource industry since 1977. He has 32 years of varied experience in the petroleum, mining and securities industries. Mr Papalia is a graduate in Science from the University of Sydney and holds a Master of Commerce degree from the University of New South Wales.

2. SUMMARY OF FINDINGS

Interests

With Cue Energy's acquisition of CMS PNG, Cue Energy's petroleum interests which are the subject of this evaluation are:

- a 14.0% interest in the Yolla Gas Field in T/RL 1 in Tasmanian waters in the Bass Strait of Australia.
- a 40.0% interest in exploration permit T/28P adjacent to the Yolla Gas Field in the Bass Strait.
- a 12.5% interest in exploration permit EP 363 in the offshore Carnarvon Basin of Western Australia.
- a 7.0% interest in PPL 56 in Papua New Guinea (PNG) where the SE Gobe Oil Field is currently under development.
- the Barcoo petroleum interests in the USA which are:
  - a 25% Net Profit Interest (NPI) in the Main Pass Block 6 lease in the Gulf of Mexico.
  - a 25% NPI in the Stowe leases in the Sacramento Basin of California.
  - a 100% interest in the 640 acre Snowbird lease in the Sacramento Basin.

Valuation

1. Production

Marino has valued these production interests on an equity finance basis by discounted cashflow (DCF) analysis as follows:

	PRODUCTION	RESERVES	CUE ENERGY	DCF NPV AFTER TAX AUS$'000			
Country	Property	Category	Interest %	Real Terms (1995)			
				9%	10%	11%	12%
Australia	Yolla T/RL1	Proved + Probable + Possible equivalent	14.0	13260	10010	7170	4680
PNG	PPL 56 *	Proved + Probable	7.0	8750	8160	7620	7110
USA	Barcoo *	Proved	100.0	180	180	180	180

* Exchange Rate US$ 0.72 to Aus $1.00

2. Exploration

Additional value is added in respect of Cue Energy's exploration interests in its various areas of interest to a total amount of Aus $1,610,000 as follows :

COUNTRY	PERMIT	CUE ENERGY INTEREST %	VALUE AUS$'000
Australia	T/28P	40.0	200
Australia	EP 363	12.5	600
PNG	PPL 56 *	7.0	810

In respect of our valuation of Cue Energy's production interests, the Directors of Cue Energy have asked us to use their West Texas Intermediate (WTI) real terms oil price forecast of US$18.00/bbl in 1995, US$19.00/bbl in 1996 and US$20.00/bbl in 1997 and thereafter. World oil price movements will obviously have a major impact on any valuation of Cue Energy's interests which would increase significantly should the oil price rise above US$20.00/bbl in real terms. Conversely, any fall in price would lead to a reduction in the value that we have placed on the interests.

Sensitivity

In order to provide some indication of a possible downside to our evaluation, we provide a further valuation of Cue Energy's production interests in Yolla and PPL 56 assuming a flat US$18.00/bbl oil price in real terms:

	PRODUCTION	RESERVES	CUE ENERGY	DCF NPV AFTER TAX AUS$'000			
Country	Property	Category	Interest %	Real Terms (1995) Oil Price US$18.00/bbl			
				9%	10%	11%	12%
Australia	Yolla T/RL1	Proved + Probable + Possible equivalent	14.0	12185	8990	6200	3770
PNG	PPL 56	Proved + Probable	7.0	7675	7150	6670	6215

In coming to these above views on the value of Cue Energy's production interests, Marino has taken no account of any commercial risk attached to the Yolla development nor of any sovereign risk which might be attached to the interest in PPL 56 and the SE Gobe oil development in Papua New Guinea. We consider that these are matters which should more properly be left to be addressed by the Directors of Cue Energy.

3. PETROLEUM INTERESTS IN AUSTRALIA

3.1 T/RL 1 – Yolla Gas Field

Lease and Location

Cue Energy through its wholly owned subsidiary Galveston Mining Corporation Pty Ltd holds a 14.0% interest in Retention Lease T/RL 1 in the Bass Basin which embraces the Yolla gas condensate discovery in a water depth of 79m approximately midway between Victoria and Tasmania. A retention lease covering 592 sq km was granted over the Yolla Field in 1991. The term of this lease is for the 5 years to 6 May 1996. The lease is operated by Sagasco Resources Ltd (*Sagasco*).

Yolla Field

Both 2D & 3D seismic surveys have been conducted over the Yolla structure which is a fault bounded feature bounded by complex northwest and north trending faults that are downthrown to the northeast and east. Shallow Miocene volcanics create interval velocity variations and contribute to the difficulty in interpreting seismic data. A trend of northwest trending subsidiary faults crosses the Yolla feature and may create separate compartments in the field. The Yolla structure has a closure of 8709 acres.

The Yolla 1 well was drilled in 1985 and encountered gas in four separate intervals in the Eocene and Paleocene Eastern View Coal Measures. A test over a 0.6m interval in the Eocene section flowed 45.5o API oil at 302 BOPD and a test of a larger 20m interval flowed gas at 11.8 MMCFD accompanied by 892 BCPD. Flows up to 15.1 MMCFD and 580 BCPD were also recorded in tests of the Lower Paleocene. RFT data indicate three separate intervals in the Palaeocene section. The most likely predicted gross gas columns in these intervals range from 120m to 197m.

Hydrocarbon Volumes

Original gas in place (OGIP), updip from Yolla 1 and extending to gas/fluid contacts in the Yolla 1 fault block is estimated at 375 BCF by the operator. Simulation of reservoir variables indicates that these estimates are conservative. OGIP estimates in the Yolla 1, Yolla North, Yolla NE and NW fault compartments, down to the lowest closing contours of the fault blocks are 1552 BCF. These estimates of OGIP translate into potentially recoverable 263 PJ sales gas, 540 MTonnes of LPG and 14 MMBBLS of condensate in the proved plus probable equivalent category increasing to 1086 PJ sales gas, 2230 MTonnes of LPG, and 58 MMBBLS of condensate in the proved plus probable plus possible equivalent category.

Appraisal Well

The Yolla joint venture is considering drilling appraisal well Yolla 2 towards the end of this year and has approved a location about 1.7 km to the west of Yolla 1 with a view to establishing a higher level of reserves in the Proved and Probable category. A second appraisal well may follow.

Gas Markets

The joint venture is continuing in its endeavours to open up a market for the Yolla gas. The Victorian Government is showing an interest in investigating alternative supplies of new gas under its current policy of deregulation of utilities, such that Yolla might be able, by the turn of the century, to access perhaps 15% of the total Victorian market of some 200 PJ per year. Representatives are currently meeting to progress such matters further.

Meetings have also been held between senior management of Boral Ltd, Sagasco's parent company, and the appropriate authorities of the Government of Tasmania to re-open discussion on the matter of "Natural Gas for Tasmania" and the commitments the State might have to make in order to trigger the development of the Yolla Gas Field. The cornerstone of gas supply to Tasmania would be a gas sales contract with the Bell Bay power station. Cue Energy and its joint venture partner Asea Brown Boveri Pty Limited (ABB) are promoting the refurbishment and repowering of the Bell Bay Power Station with a gas turbine which could provide a future base load electricity supply to the Tasmanian grid of between 150 and 200 MW. This range of electricity supply would require a gas supply of between 10 and 15 PJ per year.

Yolla Development

In regard to the prospective development of the Yolla Gas Field, Sagasco has undertaken feasibility studies with the Victorian market opportunity in mind. It was concluded that a fixed platform development supplying 28 PJ sales gas per year via a 12" two phase pipeline to landfall near Geelong with gas liquids being delivered to a Geelong refinery and sales gas delivery into the Victorian grid at the Geelong City Gate is attractive. This size of development with total sales gas production of 420 PJ, covering a 12 year plateau period declining thereafter, should be achievable in light of the currently held sales gas of 263 PJ (proved plus probable equivalent category) and sales gas of an additional 800 PJ (proved plus probable plus possible equivalent category).

The required confidence level in the recoverable hydrocarbon volumes at Yolla will not be achieved until at least one further well, currently planned for late 1995, is drilled on the structure. Nor are there any contracts for Yolla's gas yet in place, although the prospect of entering the Victorian or Tasmanian market around the turn of the century appears reasonable.

Valuation

We have based our evaluation of Yolla on this probability of achieving entry into the Victorian market in year 2001, given success in the Yolla 2 well and subsequent appraisal activities. Discounted cashflows of the projected development show the anticipated value to Cue Energy to be as follows:

PRODUCTION	CUE ENERGY	DCF NPV AFTER TAX AUS$'000			
Property	Interest %	Real Terms (1995)			
		9 %	10 %	11 %	12 %
Yolla T/RL 1	14.0	13260	10010	7170	4680

3.2 T/28P – The Bass Basin

Permit and Location

The permit is located offshore in the Bass Basin approximately 100 km north of the city of Launceston in Tasmania. Water depths in the permit are generally less than 90m. T/28P is in the first permit year of a 6 year term that extends to the year 2000. The work commitment in the first 3 years consists of a geological and geophysical review, seismic reprocessing; seismic acquisition and interpretation and the drilling of one well. The total value of this commitment is estimated at A$10.7million. Cue Energy has a 40% interest in the permit and is operator for a joint venture of three participants. The Bass Basin has undeveloped gas, condensate and minor oil volumes at Yolla, Pelican and Cormorant.

Previous Exploration and Geology

Four wells were drilled within or adjacent to the permit in the period 1972 to 1984. All of these wells were plugged and abandoned with no shows of hydrocarbons. The review of data indicates that none of these wells was drilled on a valid closure. Bass Basin sediments exceed 10 km in thickness in some of the deep grabens in the area of interest. The sub basins have an initial non-marine fill of early Cretaceous age Otway Group clastics overlain by late Cretaceous Durroon formation alluvial fans and lacustrine shales. The rift sediments are in turn overlain by a non rift sequence of Cretaceous to Pliocene age represented by the Eastern View Group clastics, Demons Bluff clastics and carbonates of the Torquay Group.

Reservoir and Hydrocarbon Potential

Reservoir section is developed in the upper Otway Group and throughout the Eastern View Group. Porosity in the distal ends of alluvial fans in the Durroon formation indicates the potential for good reservoirs in the sub basins where these sands are best developed. The Eastern View has proven oil and gas source rocks. Lacustrine shales of the Durroon formation have source potential for gas and sediments of the Otway group have some potential for both oil and gas. With up to 9 km of late Cretaceous sediments in the half grabens much of the rift section is within the oil window. There is considerable relief on the bounding horst blocks of the various sub basins in the permit. The Eastern View is within the oil window in the deeper parts of the sub basins. Adequate seals are provided by Otway Group, Durroon and Eastern View shales together with volcanics interspersed in the Cretaceous and Tertiary section.

Both structural and stratigraphic play types are indicated in T/28P. The Otway, Durroon formation and the Eastern View are the principal objectives. Although the Bass Basin has been explored since the early 1960's, T/28P is a frontier province in which play concepts are still being developed.

Potential Markets

It is worthy of note that an attractive prospect could be drilled perhaps within one year. With the permit only 100 km offshore Tasmania's north coast, and Yolla a possible development candidate to supply the Victorian market, T/28P could have considerable value for its potential to supply gas to Tasmania.

Valuation

Cue Energy has generated at least ten undrilled prospects and leads in T/28P. These prospects and leads will be the focus of a 500km seismic survey in 1996. Cue Energy believes that it should be possible to at least cover the cost of this survey by farming out. On this basis Cue Energy's interest can be valued at $200,000, being 40% of the estimated cost of the survey.

3.3 EP 363 – THE CARNARVON BASIN

Permit and Location

The permit consists of 4 graticular blocks covering 319 sq km in the offshore Carnarvon basin. It is located in the southeast margin of the Barrow sub basin up dip from the Harriet oil and gas field. EP 363 is in year 4 of a 5 year permit term which expires in November 1996. Cue Energy has a 12.5% interest in EP 363 which is operated by BHP Petroleum. The permit covers the Flinders Fault Zone which is a significant basin bounding fault. The primary exploration objectives are basal Jurassic and Triassic clastic reservoirs in fault dependent closures in the fault zone. A Jurassic turbidite sequence and Basal Cretaceous sands also offer stratigraphic prospects in the permit. Hydrocarbon accumulations downdip and onshore attest to the migration of hydrocarbons from Jurassic sinks.

Three wells have been drilled in the permit and two wells are located within 3 km of the permit boundaries. Although shows were recorded in some of the wells, no commercial accumulations have been discovered. The wells were either drilled out of closure or the seals on the bounding faults were ineffective. The slope of the homocline also contributes to the risk of closure on prospects in the permit. EP 363 is covered with a grid of seismic of different vintages and mis-ties are common.

In April 1995 the Menzies-1 well tested the largest fault prospect in the permit. No hydrocarbons were encountered in the primary Triassic and Basal Jurassic objectives but oil shows were encountered in an overlying secondary Jurassic stratigraphic objective. As a result the data is currently being reworked to develop stratigraphic prospects. All government permit drilling commitments have been met and the final year programme entails a geological and geophysical review.

Valuation

At this time there is inadequate information on the stratigraphic trapping to assess its prospectivity and the permit has therefore been valued on the basis of its sunk cost to Cue Energy of $600,000 for the 12.5% interest in the permit.

4. CUE ENERGY'S ACQUISITION OF CMS NOMECO PNG OIL CO

Interest

CMS NOMECO PNG Oil Co (CMS PNG) has a 7% participating interest in a joint venture which has title to the PPL 56 exploration licence. The operator of the joint venture is Barracuda Pty Ltd which is a wholly owned subsidiary of MIM Holdings Limited.

Permit and Location

PPL 56 covers two non-contiguous areas of 3644 sq km encompassing 43 blocks in the fold belt and foreland regions of the Papuan Basin of the Independent State of Papua New Guinea. Over 450 MMBBLS of oil and 10 Tcf of gas have been discovered in the Papuan Basin to date. PPL 56 is in its second permit term which extends over a five year period and expires in December 1996.

Early Exploration

The drilling of the Barekewa 1 well during the period 1956 to 1958 by Australian Petroleum Company (APC) heralded modern exploration in the permit. Barekewa 1 flowed 6.1 MMCFD of gas from 23m of Toro Sandstone. This reservoir is the main hydrocarbon target in the Basin. Another gas field was discovered in 1960 when the Iehi 1 well flowed 32 MMCFD from the Toro Sandstone. A second well was drilled at Barekewa in 1982 to evaluate the extent of gas in the structure. This failed to encounter gas and was plugged and abandoned.

SE Gobe Wells

The successful evaluation of the Kutubu fields and their subsequent commercialisation in the adjacent PPL 161 licence prompted the evaluation of similar fold belt structures in PPL 56. In the first quarter of 1991, the SE Gobe 1 well encountered oil in the Iagifu Sandstone Member of the Imburu formation which underlies the Toro formation, and flowed on production test at 4250 BOPD. Subsequent appraisal wells SE Gobe 2 and SE Gobe 3 established a gross oil column of 76m.

The SE Gobe structure straddles the boundary of the PPL 161 and PPL 56 licences. In 1992, Chevron as operator for the PPL 161 joint venture drilled the Gobe 2X well to evaluate the resource potential of the SE Gobe feature in PPL 161. This well encountered oil and gas in the Iagifu sandstone member which was not in communication with the hydrocarbon accumulation in PPL 56. In the following year, Chevron drilled the Gobe 3X well in PPL 161 which defined the oil water contact for the SE Gobe field and extended the gross oil column to approximately 120m.

Four wells have been drilled on the SE Gobe structure to date. An additional well, Gobe 7X will be drilled in PPL 161 later this year as a lead-in to commercial development which is planned as a unitized oil field development with the PPL 161 and PPL 56 joint ventures participating.

SE Gobe Field

The SE Gobe field is located at the southeastern end of a hydrocarbon fairway that extends for over 300 km in the fold belt of the Papuan Basin. The four wells drilled to date have defined a saturated oil accumulation with an associated gas cap and bounded by edge water. The reservoir oil is a sweet 46.0 degree API crude. The hydrocarbon column extends over more than 120m.

The SE Gobe anticline is a relatively uncomplicated high relief structure. The pay is developed in the Iagifu sandstone which is also the reservoir in the adjacent Gobe Main field in PPL 161.

Other Potential Resources

Recoverable gas reserves at Iehi are modest while Barekewa is estimated to contain 390 BCF in the Toro and Hedinia sandstones in a most likely case. There is currently no market for any of this gas.

Proposed Development of the Gobe Fields

Chevron is the operator for the consortium of PPL 161 and PPL 56 participants that will jointly develop the SE Gobe and the Gobe Main fields. Development will be through one common processing facility and a pipeline connecting the plant to the Kutubu export pipeline. Initial engineering and optimisation studies indicate that a processing facility with a 50,000 BOPD capacity will maximise the value of the reserves in both fields. The initial productive capacity of the SE Gobe field is planned for 25,000 BOPD from 5 wells. In all likelihood three additional wells will be drilled on the field. One of the existing wells will be converted to a gas injector and another will be converted to a water disposal well. An application for a production licence is expected to be lodged late in 1995 and construction work on the project will commence at that time. The field is expected to be on line in the third quarter of 1997.

The SE Gobe field will be the first field in PNG to be unitised. Considerable savings in capital and operating expenditures will result from the unitisation. Expenditure will be apportioned to the consortium parties on the basis of hydrocarbon volumes in each licence.

Reserves and Valuation

We estimate Cue Energy will have a net entitlement to 1.9 MMBBLS of the proved plus probable reserves before government participation. The following values are indicated for Cue Energy's share of the proved plus probable reserves in the SE Gobe field in real terms, on an after tax basis:

PRODUCTION	RESERVES	CUE ENERGY	DCF NPV AFTER TAX AUS$'000			
Property	Category	Interest %	Real Terms (1995) (After Government Participation)			
			9%	10%	11%	12%
PPL 56	Proved + Probable	7.0	8750	8160	7620	7110

Exploration Potential

The fold belt of PNG is characterised by large detachment structures with multiple Cretaceous and Jurassic clastic reservoirs in proximity to Jurassic source rocks. The hydrocarbon fill in the discoveries to date is mainly gas that may be in communication with an underlying oil leg. Generally, gas cap volumes are greater than oil reservoir volumes in the fold belt fields.

PPL 56 has an inventory of fold belt prospects and leads that have been identified by surface mapping, airborne photography, radar image, magnetolluric surveys and strontium dating. Quality seismic data is unattainable in the fold belt because of the velocity effects of the outcropping Tertiary carbonates. In the foreland region, quality seismic data is obtainable and the risk of prospect definition is minimised.

The Toro sandstone, which is the main reservoir in the fold belt thins towards the southeast. The quality of the underlying Imburu sandstones in the Kutubu fields is variable but improves towards the Gobe fields. Overall, reservoir volume nevertheless decreases towards the SE fold belt and the potential for giant sized fields is diminished. The main risk in the fold belt is dealing with imperfect subsurface information. The probability of discovering oil in a prospect in the fold belt ranges from less than 5% to over 50%.

Discovery Potential

There are ten prospects and structural leads in PPL 56. Risk analysis techniques using sampling without replacement methods indicates the presence of one field in a sample space of ten prospects if the probability of an oil discovery is 1 in 10. If 4 wells are drilled to test the prospects, with a probability of discovery of 1 in 10 and an average field size of 50 MMBBLS, the expected, or risked, resource would be 20 MMBBLS. On this basis, Cue Energy's interest in the expected exploration potential of PPL 56 can be given a value of AUD$813,000 based on the discounted value per barrel of SE Gobe's reserves brought on line in the year 2000.

5. PETROLEUM INTERESTS IN THE USA

Introduction

In June 1994, Cue Energy purchased PL Mining Pty Ltd (PLM) and its subsidiary Barcoo Exploration Inc. (Barcoo), a company incorporated in Delaware in the United States, from the National Mutual Life Association of Australasia Ltd and thereby acquired all of Barcoo's petroleum assets in the USA. In summary, these assets were:

- Barcoo's rights and titles under a purchase and sale agreement with Petsec Energy Inc under which Barcoo held a 25 % Net Profits Interest in a voluntary unit derived from a State of Louisiana Lease in Main Pass Block 6 in the Gulf of Mexico and a 25% Net Profits Interest in the Stowe leases in the Sacramento Basin, California.

- A 100% working interest (71.5% net revenue interest) in the 640 acre Snowbird Lease in Colusa County in the Sacramento Basin, California reducing to a 15% working interest under a farmout agreement between Barcoo and Tri-Valley Oil & Gas Co.

Production

Stowe Leases

Production has continued from the two existing wells in the leases, Armstrong 17-1 and Armstrong 17-3 over the past 4 years. The 17-1 came on stream in May 1990 at a rate of 2.7 MMCFD and the 17-3 has produced since March 1991, initially at a rate of close to 1.0 MMCFD but again with steady decline and increasing water production. Production from the two wells is now little more than 200 MCFD and is marginal with economic limit likely to be reached by mid year.

Main Pass Block 6

State of Louisiana Voluntary Unit V.U.S.L. 13580 #1 well commenced production from the Main Pass Block 6 late in 1992 at an average rate of 3.0 MMCFD gas. Production from the well was increased to 3.4 MMCFD in July 1993 after an increase in choke size to 34/64" since which time, there has been a gradual decline in production to about 2.5 MMCFD in the first quarter of 1995 with a noticeable increase in water production.

The well's performance would indicate that the reservoir pressure is being maintained by water drive as was confirmed in April 1995 when a Neutron log survey found the gas water contact to have risen to cover 17' of the 25' productive interval. Remaining reserves are obviously now limited and an ultimate recovery of only 45% of the original gas in place is now estimated giving a probable remaining recoverable reserve of only about 500 MMCF of gas to be recovered to depletion early in 1996.

Production Valuation

With limited production life anticipated from the Main Pass Block 6 V.U.S.L. 13580#1 well and the two Armstrong wells, there is little remaining value in these wells to Barcoo. Marino's assessment of the undiscounted value of these two production interests to Barcoo as from 30th June 1995 is as follows:

COUNTRY	PROPERTY	VALUE AUS $'000
USA	Main Pass 6	180
	Stowe Leases	0

Exploration

Snowbird Lease

Through the terms of a recent farmout agreement, Barcoo will assign an 85% working interest and operatorship of the Snowbird Lease to Tri-Valley Oil and Gas Co (TVOG) in return for TVOG paying 100% of the cost required to drill, complete and equip an initial test well, and if successful, to connect it to a gas sales line. Should success be met, Barcoo will receive a 10.725 % Net Revenue Interest (NRI) after payout, from the initial well. On all subsequent wells which evaluate the prospect Barcoo will have a 15% working interest and therefore, will contribute 15% of all costs incurred. Parties outside of TVOG and Barcoo hold a 28.5% royalty on the Snowbird Prospect. TVOG, however, are by the terms of the farmout agreement, not committed to drilling the well, although it appears their interest in the prospect is genuine.

Exploration Valuation

Marino has not placed any value on Barcoo's petroleum exploration interests.

It seems unlikely that a well will be drilled in the immediate future on the Snowbird prospect. Nevertheless, it is still possible that TVOG will commit to the Snowbird well and that Barcoo will receive a NRI interest in the well and, should a discovery be made, a 15% working interest in all follow-up wells.

6. EXPLORATION AND EXPENDITURE PROGRAMME

In the author's opinion;

- the company has a satisfactory and clearly defined exploration and expenditure programme which is reasonable having regard to the stated objectives of the company; and
- sufficient exploration work has taken place in the past two years to justify the budgeted exploration and expenditure programme.

7. DECLARATION

Purpose of Report

The preparation of this report has been undertaken to assist Cue Energy in its proposed raising of equity funds and it is not intended that this report should be used for any other purpose.

The statements and opinions contained in this report are given in good faith and in the belief that such statements and opinions are not false or misleading. The preparation of this report has relied upon information believed, after investigation, to be reliable and accurate. There is no reason to believe that any material facts have been withheld, but it does not imply that any form of audit on accounting or other records has been carried out or that investigation has revealed all of the matters which an audit or more extensive examination might disclose.

Disclosure of Interest

Marino has no pecuniary or other interest that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in relation to the valuation of Cue Energy's petroleum assets.

Marino has not at the date hereof, or within the previous two years, had any shareholding in Cue Energy or CMS PNG or their respective related corporations.

Consent

Marino consents to the publication of this report in the form and context in which it is included in a Prospectus to raise equity funds.

Yours faithfully

Marino Associates Pty Ltd

David Heron

DAVID HERON
Managing Director

8.0 INDEPENDENT ACCOUNTANT'S REPORT

ERNST & YOUNG

120 Collins Street
Melbourne, Vic 3000
Australia

Mail Address
GPO Box 67B
Melbourne, VIC 3001

Phone: (+61) 3 9288 8000
Fax: (+61) 3 9654 6166
DX: 293 Melbourne

2 October 1995

The Directors
Cue Energy Resources No Liability
25th Floor
500 Collins Street
MELBOURNE VIC 3000

Dear Sirs,

INDEPENDENT ACCOUNTANT'S REPORT

1. INTRODUCTION

This Report has been prepared at the request of the Directors of Cue Energy Resources No Liability ("Cue Energy") for inclusion in a Prospectus to be dated on or about 3 October 1995 relating to the issue of 50 million ordinary fully paid shares of no par value at an issue price of A$0.20 each, together with 25 million free transferable options exercisable at A$0.25 on or before 30 June 1998.

2. COMPILATION OF FINANCIAL INFORMATION

The directors are responsible for the preparation and presentation of the Financial Information and have determined that the basis of accounting used is appropriate. The Financial Information comprises:

(i) audited consolidated profit and loss statements and consolidated statements of cash flows of the economic entity for the years ended 30 June 1994 and 1995;

(ii) audited consolidated balance sheets at 30 June 1994 and 1995;

(iii) pro forma consolidated balance sheet at 30 June 1995; and

(iv) financial forecasts for the years ending 30 June 1996, 1997, 1998 and 1999.

Items (i) and (ii) above, are collectively referred to hereafter as "historical financial information". Items (iii) and (iv), are hereafter referred to as "pro forma financial information" and "financial forecasts" respectively.

The pro forma financial information has been prepared by the Directors as if Cue Energy had owned the interests in petroleum properties set out in the Prospectus from 30 June 1995 and that all shares issued at the date of this Report and the issue of shares and options contemplated by the Prospectus had taken place on 30 June 1995, with the proceeds of the issue being applied to the acquisition of interests in petroleum properties and to meet the expenses of the share issue. In addition, the financial forecasts have been prepared by the Directors in accordance with their assumptions set out on page 30.

3. SCOPE OF WORK PERFORMED

We have acted as Independent Accountant's and performed the procedures set out below. We have not acted, either currently or previously, in the capacity of statutory auditors of Cue Energy nor have we been involved in the preparation of financial information related to either Cue Energy's performance or prospects included elsewhere in the Prospectus.

Historical and Pro Forma Financial Information

Our review of the historical and pro forma financial information set out on pages 59 to 79 was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial information is not presented fairly in accordance with applicable Accounting Standards.

Our review has been conducted in accordance with Statement of Auditing Practice/Related Services AUP/RS 1 "Review Engagements". A review is limited primarily to enquiries of company personnel and analytical procedures applied to the financial data. Our review has also included a review of audit working papers and other documents, comparison of consistency in application of accounting standards and policies, consideration of adjustments necessary to ensure comparability of reported results and other evidence supporting the amounts and other disclosures in the financial information.

ERNST & YOUNG

These review procedures are substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards, the purpose of which is the expression of an opinion on the financial information taken as a whole. Accordingly, we do not express an audit opinion on the summarised profit and loss account, the actual balance sheet or on the pro forma balance sheet as detailed on pages 59 and 60.

The asset 'production properties' which is included in the pro forma balance sheet under the heading 'Other Non-Current Assets' has been derived from the amounts to be paid by Cue Energy for the various interests in petroleum properties, in accordance with accounting standard AASB 1022. This Report does not constitute a valuation of these assets. An Independent Technical Expert's Report on the petroleum reserves, and valuation thereof, is presented separately in the Prospectus.

Directors' Financial Forecasts

For the years ending 30 June 1996 and 1997, we have reviewed the Directors' financial forecasts as set out in Section 2.5 on pages 7 to 10 of the Prospectus, which have been prepared on the basis of their assumptions set out on page 30. Our review has been conducted in accordance with Statement of Auditing Practice/Related Services AUP/RS 1 "Review Engagements" and consisted of inquiries as to the process used in preparing the forecasts, consideration and discussion with the Directors and management of the data supporting the assumptions and testing of the expression of the assumptions in the forecasts.

For the years ending 30 June 1998 and 1999, our procedures were undertaken in accordance with the basic principles and general guidance set out in Statement of Auditing Practice/Related Services AUP/RS 2 "Engagements to perform agreed-upon procedures". The procedures performed include checking the clerical accuracy and compilation of the Directors financial forecasts, ensuring that Cue Energy's accounting policies have been consistently applied and that the Director's financial forecasts have been prepared on a basis consistent in all material respects with applicable Accounting Standards. We have not reviewed the reasonableness of the directors' assumptions for the years ending 30 June 1998 and 1999.

The Directors' financial forecasts for the years ending 30 June 1996, 1997, 1998 and 1999 reflect their judgment based on present circumstances as to both the most likely set of operating and economic conditions and the course of action Cue Energy is most likely to take. The Directors' financial forecasts are based on a large number of assumptions and are subject to significant uncertainties and contingencies many of which are outside the control of the Directors' of Cue Energy. Accordingly, actual results during the forecast period may vary materially from the forecasts as it is often the case that some events and circumstances do not occur as expected, or are not anticipated. We do not express an opinion as to whether the actual results of Cue Energy for the years ending 30 June 1996, 1997, 1998 and 1999 will approximate those forecast because assumptions regarding future events by their nature are not capable of independent substantiation.

We do not imply and it should not be construed that we have performed an audit of the Directors' financial forecasts, nor do we express an audit opinion.

As the Directors' financial forecasts are sensitive to certain key assumptions referred to above, investors should also give due regard to the sensitivity analysis of the Directors' financial forecasts prepared by the Directors and included in Section 5.3.3 on pages 31 and 32 of the Prospectus.

ERNST & YOUNG

4. STATEMENTS

Historical and Pro Forma Financial Information

In the course of our review, nothing has come to our attention which would indicate that any adjustments are required to:

i) the consolidated profit and loss statements and consolidated statements of cash flows for the years ended 30 June 1994 and 1995 in order for them to present fairly the results and cash flows of the economic entity for those years in accordance with applicable Accounting Standards; or

ii) the audited consolidated balance sheets in order for them to present fairly the actual financial position at 30 June 1994 and 1995 of the economic entity in accordance with applicable Accounting Standards;

iii) the pro forma consolidated balance sheet in order to present fairly the pro forma position as at 30 June 1995 of the economic entity as if the issue of shares contemplated by the Prospectus had taken place on 30 June 1995 with the proceeds being applied to the acquisition of interests in petroleum properties and to meet expenses of the share issue.

Directors' Financial Forecasts

Based on our review of the Directors' financial forecasts for the years ending 30 June 1996 and 1997:

(i) nothing has come to our attention which causes us to believe that the Directors' assumptions, which are subject to the risks set out in Section 5.3.4 on pages 32 to 36 of the Prospectus, do not provide a reasonable basis for the Directors' forecasts for the years ending 30 June 1996 and 1997;

(ii) the Directors' forecast for the years ending 30 June 1996 and 1997 give effect in all material respects to their assumptions; and

(iii) we believe the Directors' forecasts for the years ending 30 June 1996 and 1997 are presented on a basis consistent with the accounting policies disclosed on pages 62 to 64 and with those to be adopted by Cue Energy and are in accordance with the bases and methods prescribed by applicable Accounting Standards. It is in the nature of forecasts that it is not feasible to present all the disclosures which would be required by applicable Accounting Standards.

We do not provide an opinion as to whether the assumptions provide a reasonable basis for the Directors' forecasts for the years ending 30 June 1998 and 1999. A number of major uncertainties, beyond those inherent in all forecasts, exist in respect of achieving the forecasts for the years ending 30 June 1998 and 1999, in particular in respect of the interest acquired in PPL 56. Refer to Section 5.3.4 on pages 32 to 36 of the Prospectus for a consideration of risks impacting on the achievement of the forecast. Based on our procedures performed on the Directors' financial forecasts for the years ending 30 June 1998 and 1999, we conclude that the forecasts are accurately compiled and give effect in all material respects to the consistent application of the Directors' assumptions, Cue Energy's accounting policies and applicable Accounting Standards.

5. SUBSEQUENT EVENTS

Other than the matters dealt with in this report, to the best of our knowledge and belief, there have been no material items, transactions or events subsequent to 30 June 1995 which require comment on or adjustment to the information contained in this report or which would cause such information to be misleading.

ERNST & YOUNG

6. DISCLOSURE

Ernst & Young does not have any pecuniary interests that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in relation to this matter. Ernst & Young has provided taxation services to the Company and will receive a professional fee for the preparation of this Report. Ernst & Young will also provide share registry services to the Company.

Cue Energy has agreed to indemnify and hold harmless Ernst & Young and its employees from any claims arising out of mis-statement or omission in any material or information supplied by Cue Energy.

Consent to the inclusion of the Independent Accountant's Report in this Prospectus in the form and context in which it appears has been given. At the date of this Report consent has not been withdrawn.

Yours faithfully,

Ernst & Young

Ernst & Young

CUE ENERGY RESOURCES NO LIABILITY
PROFIT AND LOSS ACCOUNTS
FOR THE YEARS ENDED 30 JUNE

		CONSOLIDATED	
	Note	1994 A$	1995 A$
Operating Revenue	2	171,360	473,410
Operating loss before taxation	2	(870,373)	(1,951,446)
Income tax attributable to operating loss	3	–	–
Operating loss after income tax		(870,373)	(1,951,446)
Accumulated losses at beginning of financial year		(6,859,541)	(7,729,914)
Accumulated losses at end of financial year		(7,729,914)	(9,681,360)

The accompanying Notes form part of and are to be read in conjunction with the Financial Information.

CUE ENERGY RESOURCES NO LIABILITY
BALANCE SHEETS
AS AT 30 JUNE

		CONSOLIDATED		PRO FORMA
		1994	1995	1995
	Note	A$	A$	A$
Current Assets				
Cash	15(d)	3,479,292	1,266,925	4,660,713
Receivables		117,613	275,425	275,425
Total Current Assets		3,596,905	1,542,350	4,936,138
Non Current Assets				
Investments	6	493,768	449,428	449,428
Property, Plant & Equipment	9	69,466	99,792	99,792
Intangibles	10	–	76,354	-
Other				
Exploration and evaluation expenditure	11	7,658,664	8,462,814	8,462,814
Production properties	12	965,768	180,000	6,113,582
Total Non Current Assets		9,187,666	9,268,388	15,125,616
Total Assets		12,784,571	10,810,738	20,061,754
Current Liabilities				
Creditors & Borrowings	13	218,946	47,090	71,020
Provisions	14	–	9,552	99,992
Total Current Liabilities		218,946	56,642	171,012
Total Liabilities		218,946	56,642	171,012
Net Assets		12,565,625	10,754,096	19,890,742
Shareholders' Equity				
Share capital	4	26,798,903	18,661,914	28,661,914
Reserves	5	(6,503,364)	1,773,542	1,773,542
Accumulated losses	1(p)(ii)	(7,729,914)	(9,681,360)	(10,544,714)
Total Shareholders' Equity		12,565,625	10,754,096	19,890,742

The accompanying Notes form part of and are to be read in conjunction with the Financial Information.

CUE ENERGY RESOURCES NO LIABILITY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE

		CONSOLIDATED	
	Note	1994 A$	1995 A$
Cash Flows from (to) Operating Activities			
Production income		–	360,593
Operating income		–	17,546
Interest received		18,758	155,063
Dividends received		8	18
Payments to employees and other suppliers		(1,161,189)	(1,354,158)
Interest paid		(38,147)	–
Net cash from (to) operating activities	15(a)	(1,180,570)	(820,938)
Cash Flows from (to) Investing Activities			
Expenditure on purchase of controlled entity	15(b)	(20,740)	–
Lodgement of performance bond		–	(70,755)
Payments for exploration expenditure		(535,587)	(1,101,229)
Payment for office equipment		(74,262)	(61,231)
Acquisition expenses		–	(70,368)
Acquisition deposit		–	(400,000)
Cash/(Overdraft) of subsidiary acquired		942,369	–
Net cash from (to) investing activities		311,780	(1,703,583)
Cash Flows from Financing Activities			
Proceeds from issue of shares		4,489,725	–
Repayment of loans – related parties		(228,151)	–
Loans received		55,660	–
Proceeds on pay up of partly paid shares		–	139,918
Net cash from financing activities	15(c)	4,317,234	139,918
Net Increase (Decrease) in Cash Held		3,448,444	(2,384,603)
Opening Cash Brought Forward		30,848	3,479,292
Effect of exchange rate change on foreign currency balances		–	(298,519)
Ending Cash Carried Forward	15(d)	3,479,292	796,170

The accompanying Notes form part of and are to be read in conjunction with the Financial Information.

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

1) STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

a) Accounting Convention

The financial information presented here is comprised of consolidated financial information related to the Economic Entity comprising Cue Energy Resources No Liability and its controlled entities.

The financial information has been prepared for inclusion in the Company's Prospectus. The information is based on the New Zealand statutory financial statements prepared in accordance with the requirements of the New Zealand Companies Act 1993 and the Financial Reporting Act 1993 adjusted to comply with Australian Accounting Standards.

Amounts have been translated to Australian dollars using the rate applicable at 30 June 1995 of A$1.0 = NZ$1.06.

The financial statements have been prepared on the basis of historical cost with the exception of certain items for which specific accounting policies are identified.

b) Principles of Consolidation

The consolidated financial information has been prepared from the audited accounts as at 30 June 1995 for the chief entity and its controlled entities. All significant intercompany transactions have been eliminated on consolidation.

c) Equity Accounting of Associated Companies

Where material, associate companies are equity accounted by way of supplementary note only whereby investments in associated companies are shown at cost, plus the share of movement in net assets since acquisition. Associated companies are those in which the Economic Entity holds a substantial interest in the equity and over which the group exercises significant influence.

d) Exploration and Evaluation Expenditure

Costs incurred during the exploration, evaluation and development stages of specific areas of interest are accumulated. Such costs are only carried forward if they are expected to be fully recouped through the successful development of the area, or where activities to date have not yet reached a stage to allow adequate assessment regarding existence of economically recoverable reserves. Costs are written off as soon as an area has been abandoned or considered to be non-commercial. Once production commences expenditure accumulated in respect of areas of interest is amortised on a unit of production basis over the life of the total proven economically recoverable reserves.

e) Production Properties

Production properties represent the accumulation of all exploration, evaluation, development and acquisition costs in relation to areas of interest in which production has commenced.

Amortisation of costs is provided on the unit-of-production basis, separate calculations being made for each area of interest. The unit-of-production basis results in an amortisation charge proportional to the depletion of economically recoverable reserves (comprising both proven and probable reserves).

Amounts (including subsidies) received during the exploration, evaluation, development or construction phases which are in the nature of reimbursement or recoupment of previously incurred costs are offset against such costs.

f) Property, Plant and Equipment

Depreciation is calculated on a diminishing value basis so as to allocate the cost of each item of equipment over its expected economic life. The economic life of equipment has due regard to physical life limitations and to present assessments of economic recovery and varies from 3 to 8 years. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items.

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

g) Cash
For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

h) Employee Entitlements
The amounts expected to be paid to employees for their pro-rata entitlement to long service, annual and sick leave are accrued annually at current pay rates having regard to experience of employee departures and periods of service.

i) Joint Ventures
Interests in unincorporated joint ventures are brought to account by proportionate consolidation which involves including the following amounts:

- the Economic Entity's interest in each of the individual assets employed in the joint venture;
- liabilities incurred by the Economic Entity in relation to the joint venture and the Economic Entity's share of any liabilities for which it is jointly and/or severally liable; and
- the Economic Entity's share of expenses incurred in relation to the joint venture.

Details of major joint venture interests are set out in Note 16.

j) Taxation
The Economic Entity has adopted the liability method of tax effect accounting. After taking into account all taxation deductions and incentives available to the Economic Entity, no income tax will be payable in relation to the current year (refer Note 3). No provision has been made for deferred taxation.

k) Goods and Services Tax (GST)
The financial information has been prepared so that all components are stated exclusive of New Zealand GST.

l) Investments
Investments in subsidiaries and other companies are recorded at the lower of cost and Directors' valuation calculated on an individual basis. Where in the opinion of the Directors there has been a reduction in the recoverable amount, this has been recognised in the current period. Advances to other companies are recorded at estimated realisable value.

m) Foreign Currencies
Assets and liabilities expressed in foreign currencies have been converted to Australian dollars at the rate of exchange ruling at balance date. Profits and losses on exchange, both realised and unrealised, are recognised in the period in which they occur by way of a credit or charge in the Profit and Loss Account.

Assets and liabilities of overseas controlled entities are translated at exchange rates existing at balance date and the exchange gain/loss arising on translation is reflected in the Profit and Loss Account. The activities of the controlled entities are an integral part of the operations of the Company.

n) Changes in Accounting Policies
There have been no material changes in accounting policies. All policies have been applied on bases consistent with those used in the previous year.

o) Earnings Per Share
Earnings per share figures have not been disclosed for the years ended 1995 or 1994 as due to the losses incurred in both years and the capital reorganisation that took place the information is not considered to be meaningful.

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

p) Assumptions in Compiling the Pro Forma Consolidated Balance Sheet
The pro forma consolidated balance sheet has been prepared for illustrative purposes only to reflect the financial position of the Economic Entity after the effect of the transactions outlined below as if they had taken place at 30 June 1995.

i) 50,000,000 fully paid ordinary shares of no par value issued for A$0.20 cents each raising a total of A$10,000,000 cash together with 25 million free transferable options exercisable at A$0.25 cents on or before 30 June 1998

ii) Costs associated with the capital raising, acquisition and related expenditure are estimated to be A$863,354 in total. A$76,354 had been incurred and capitalised at 30 June 1995. The remaining A$787,000 and the amount capitalised at 30 June 1995 has been expensed for pro forma purposes resulting in the accumulated losses of $9,681,360 at 30 June 1995 increasing to $10,544,714 in the pro forma balance sheet.

iii) The acquisition accounting relating to the 100% purchase of CMS Nomeco PNG Oil Co ("CMS PNG"), takes into account the valuation of assets performed by Marino Associates Pty Ltd. Details of the acquisition are as follows:

	Fair Value of net assets included in pro forma balance sheet
	A$'000
Net Assets of Nomeco	
Non Current Assets	
Production properties	5,933
Current Liabilities	
Accounts payable	(24)
Provisions	(90)
Net Assets	5,819
Consideration – Cash	5,819

iv) Under the CMS PNG acquisition agreement Cue Energy are required to reimburse CMS Nomeco Oil & Gas Co for certain costs between the 1 January 1995 being the effective acquisition date, and completion. These amounts are estimated to be A$239,211 up to 30 June 1995 and have been assumed to be paid for pro forma purposes. The costs have been fully capitalized as production properties, and are included in the amounts shown in (iii) above.

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

2 LOSS BEFORE TAXATION

	CONSOLIDATED	
	1994 A$	1995 A$
Loss before taxation is arrived at after:		
Crediting Income		
Production income	–	280,892
Interest – other persons	18,758	162,373
Dividends – other corporations	8	18
Exchange gain	117,735	–
Other income	34,859	30,127
	171,360	473,410
Charging Expenses		
Audit fees	23,585	23,585
Directors fees	41,558	60,786
Interest – related parties	38,147	–
Rental expense on operating lease	29,640	53,183
Depreciation	3,303	30,905
Amortisation production properties	–	751,436
Exchange Losses	–	298,520
Loss on sales of fixed assets	1,494	–
Exploration expenditure written off	6,139	67,390
Production interest write off	–	34,332
Diminution in value of investments	–	44,340

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

3 TAXATION

	CONSOLIDATED	
	1994 A$	1995 A$
Loss before taxation	870,373	1,951,446
Prima facie income tax benefit on operating loss	287,223	643,977
Tax effect of permanent differences:		
higher overseas tax rate	–	100,906
exploration expenditure	169,740	278,280
non deductible items	(2,473)	(33,074)
Exchange fluctuation on opening balance	–	(128,415)
Under/(over) accrual in prior years	–	(30,514)
Future income tax benefit not brought to account	(454,490)	(831,160)
Income tax expense	–	–
Unrecorded future income tax benefit	1,573,709	2,404,869

i) The unrecorded future income tax benefit carried forward at 30 June 1995 of A$2,404,869 (1994: A$1,573,709) is available to various companies within the Economic Entity and is conditional on the Economic Entity continuing to meet the requirements of New Zealand, Australian and United States of America tax legislation.

The future income tax benefit will only be obtained if:

a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

b) the conditions for deductibility imposed by tax legislation continue to be complied with; and

c) no changes in tax legislation adversely affect the Economic Entity in realising the benefit.

ii) The taxation loss above includes timing differences approximating A$1,110,377 (1994: A$852,830) relating to exploration, evaluation and development expenditures.

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

4 SHARE CAPITAL

	CONSOLIDATED		PRO FORMA
	1994 A$	1995 A$	1995 A$
a) Authorised			
25,000,000 redeemable preference shares of NZ35 (A33.02) cents each	8,254,717	–	–
25,000,000 convertible preference shares of NZ35 (A33.02) cents each	8,254,717	–	–
200,000,000 ordinary shares of NZ35 (A33.02) cents each	66,037,735	–	–
	82,547,169	–	–
b) Issued and paid up			
50,991,338 (pro forma 100,991,338) ordinary fully paid shares of no par value	–	18,661,914	28,661,914
28,271,048 ordinary shares of NZ35 (A33.02) cents fully paid	9,334,780	–	–
61,703,233 ordinary shares of NZ35 (A33.02) cents paid to NZ30 (A28.30) cents	17,463,179	–	–
100,000 ordinary shares of NZ35 (A33.02) cents paid to NZ1 (A0.94) cent	944	–	–
	26,798,903	18,661,914	28,661,914

At an Extraordinary General Meeting on 31 May 1995 the members resolved to reregister the Company under the New Zealand Companies Act 1993 providing for a share capital having no par value and no uncalled liability. To effect this change uncalled capital was cancelled and the issued capital was consolidated and restated on the basis of:

i) 5 shares of no par value for every 8 fully paid NZ35 (A33.02) cent shares.

ii) 15 shares of no par value for every 28 shares of NZ35 (A33.02) cents paid to NZ30 (A28.30) cents.

iii) 1 share of no par value for every 56 shares of NZ35 (A33.02) cents paid to NZ1 (A0.94) cent.

The reregistration, cancellation, consolidation and restatement of the company's capital reduced the number of issued shares from 90,074,281 ordinary shares of various paid up values to 50,991,338 ordinary shares of no par value.

Another effect of reregistration is that authorised capital is no longer applicable.

The Company was reregistered under the New Zealand Companies Act 1993 on 30 June 1995.

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

c) Movements in Share Capital

	CONSOLIDATED		PRO FORMA
	1994 A$	1995 A$	1995 A$
Balance at beginning	22,585,796	26,798,903	26,798,903
Payment on partly paid shares	–	139,918	139,918
Transfer from share discount reserve	–	(8,276,907)	(8,276,907)
Cancellation of capital	(3,001,524)	–	–
Forfeited shares reissued	700,542	–	–
Shares issued as consideration for purchase of PL Mining Pty Ltd	1,981,132	–	–
Call completed in satisfaction of loan outstanding	333,033	–	–
Shares issued for working capital	4,199,924	–	–
Issue of shares in relation to prospectus	–	–	10,000,000
Balance at end	26,798,903	18,661,914	28,661,914

To 30 June 1995 the balance of NZ5 (A4.72) cents was paid on 2,966,257 partly paid shares of NZ35 (A33.02) cents paid to NZ 30 (A28.30) cents, thus converting to NZ35 (A33.02) cents fully paid shares and raising A$139,918.

d) Options

i) Following the reconstruction of the Company's capital on 30 June 1995, 1,781,250 unlisted options were on issue:

1,093,750 to Directors and 687,500 to employees, over fully paid shares (all pursuant to an Employee Share Option Incentive Plan as shown in note 22). Options are exercisable as follows: 937,500 to a Director at NZ32 (A30.19) cents by 1 February 1999, 406,250 at NZ56 (A52.83) cents by 10 March 1999 and 437,500 at NZ40 (A37.74) cents by 4 November 1999.

ii) As a result of this Prospectus, an additional 25,000,000 options exercisable at A25 cents up to and including 30 June 1998 will be on issue.

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

5 MOVEMENTS IN RESERVES

	CONSOLIDATED		PRO FORMA
	1994 A$	1995 A$	1995 A$
a) Share Option Reserve	910,698	910,698	910,698
b) Forfeited Share Premium Reserve			
Opening Balance	–	378,130	378,130
14,750,000 previously forfeited shares were re-issued as paid to NZ30 (A28.30) cents at an approximate premium of NZ2.5 (A2.36) cents per share.	349,913	–	–
99,700 previously forfeited shares were re-issued as paid to NZ30 (A28.30) cents at a premium of NZ30 (A28.30) cents per share.	28,217	–	–
Closing Balance	378,130	378,130	378,130
c) Share Premium Reserve			
Opening Balance	–	484,714	484,714
300 shares paid to NZ30 (A28.30) cents at a premium of NZ5 (A4.72) cents per share.	14	–	–
7,339,733 shares paid to NZ30 (A28.30) cents at a premium of NZ7 (A6.60) cents per share.	484,700	–	–
Closing Balance	484,714	484,714	484,714
d) Share Discount Reserve			
Opening Balance	(10,004,846)	(8,276,906)	(8,276,906)
Reduction in the nominal value of ordinary shares from NZ50 (A47.17) cents to NZ35 (A33.02) cents.	3,001,524	–	–
7,500,000 shares paid to NZ30 (A28.30) cents at a discount of NZ18 (A16.98) cents per share.	(1,273,584)	–	–
Transfer to issued share capital	–	8,276,906	8,276,906
Closing Balance	(8,276,906)	–	–
Total Reserves	(6,503,364)	1,773,542	1,773,542

In conjunction with the reregistration and the restatement of issued capital and, given its nature, the Share Discount Reserve was transferred to issued share capital given that there is no par value and thus no longer can a discount arise upon the issue of shares.

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

6 INVESTMENTS

	CONSOLIDATED		PRO FORMA
	1994 A$	1995 A$	1995 A$
Listed shares in other companies*			
At 1994 Directors' valuation, updated 1995	140,349	140,349	140,349
Unlisted shares in other companies			
Cost	448,813	448,813	448,813
Less provision for diminution	95,394	139,734	139,734
Written down value	353,419	309,079	309,079
	493,768	449,428	449,428

*Cue Energy is the holder of approximately 22% of the total outstanding common stock of Rocky Mountain Minerals Inc. ('RMMI'). Under U.S.A. law Cue Energy is deemed to be an associate of RMMI and is unable to sell on the open market more than 1% of the total outstanding common stock of RMMI each three months.

Directors have adopted a net appraised value of A$140,349 being US$0.004 (A$0.0071) per share as an appropriate value at which to carry the investment.

7 CONTRIBUTIONS TO LOSS

Contributions to Loss		
Cue Energy Resources No Liability	802,191	2,000,391
Galveston Mining Corporation Pty Ltd	94,695	(244,840)
Eureka Resources NL	792	–
Cue Exploration Pty Ltd	–	657,763
	897,678	2,413,314
Consolidation Adjustments	(27,305)	(461,868)
Operating Loss	870,373	1,951,446

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

8 SUBSIDIARIES AND ASSOCIATE AT BALANCE DATE

CUE ENERGY

	Carrying Value of Chief Entity's Investment			Interest Held	Country of Incorporation	Principal Activity
			PRO FORMA			
Controlled Entities	1994 A$	1995 A$	1995 A$			
Galveston Mining Corporation Pty Ltd	6,103,596	6,103,596	6,103,596	100%	Australia	Petroleum exploration
Cue Exploration Pty Ltd (Formerly PL Mining Pty Ltd)	2,001,873	2,001,873	2,001,873	100%	Australia	Petroleum exploration
Less, provision for diminution in value	–	(507,547)	(507,547)			
Barcoo Exploration Inc	–	–	–	100%	USA	Petroleum production
CMS Nomeco PNG Oil Co	–	–	5,819,211	100% (proposed)	USA	Petroleum exploration
	8,105,469	7,597,922	13,417,133			
Associate Company						
Eureka Resources NL	77,931	77,931	77,931	50%	Australia	Mineral exploration
Less, provision for diminution in value	(77,931)	(77,931)	(77,931)			
	–	–	–			

All subsidiaries and the associate company have a 30 June balance date.

Equity accounting for the associate company has not been applied on the basis that the amounts involved are not material.

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

9 PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		PRO FORMA
	1994 A$	1995 A$	1995 A$
Office Equipment – opening balance	–	69,466	69,466
Office equipment acquired during the year	72,768	61,231	61,231
Accumulated Depreciation	(3,302)	(30,905)	(30,905)
Balance at end of financial year	69,466	99,792	99,792

10 INTANGIBLES

Expenditure capitalised	–	76,354	–

Expenditure capitalised includes legal, financial consulting and petroleum engineering consulting costs associated with the proposed acquisition by the Company of CMS PNG, its main asset being a 7% interest in PPL 56, a petroleum exploration permit in Papua New Guinea.

11 EXPLORATION AND EVALUATION EXPENDITURE

Capitalised expenditure on petroleum and mineral licences at beginning of the year	7,124,751	7,658,664	7,658,664
Expenditure incurred during the year	540,052	871,540	871,540
Expenditure written off during the year	(6,139)	(67,390)	(67,390)
Balance at end of year	7,658,664	8,462,814	8,462,814

The ultimate recoupment of costs carried forward for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective exploration areas.

12 PRODUCTION PROPERTIES

Production interest at beginning of the year	–	965,768	965,768
Production interest acquired during the year	965,768	–	5,933,582
Production interest write down during the year	–	(34,332)	(34,332)
Accumulated Amortisation	–	(751,436)	(751,436)
Balance at end of year	965,768	180,000	6,113,582

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

13 CREDITORS & BORROWINGS

	CONSOLIDATED		PRO FORMA
	1994 A$	1995 A$	1995 A$
Trade creditors	173,540	35,472	59,402
Directors and director related entities	45,406	11,618	11,618
	218,946	47,090	71,020

14 PROVISIONS

Employee entitlements	–	9,552	9,552
Deferred income tax liability	–	–	90,440
	–	9,552	99,992

15 NOTE TO STATEMENT OF CASH FLOWS

	CONSOLIDATED	
	1994 A$	1995 A$
a) Reconciliation of loss after taxation with cash flow (to) from operating activities:		
Net loss after taxation	(870,373)	(1,951,446)
Add, net loss on foreign currency balances	–	298,520
Add (less) movements in other items		
Decrease in accounts receivable	482	79,101
(Decrease) in accounts payable	(321,614)	(185,066)
Less non-cash items		
Depreciation	3,302	30,904
Amortisation	–	751,435
Employee provision	–	9,552
Loss on sale of fixed assets	1,494	–
Exploration expenditure written off	6,139	67,390
Production interest write off	–	34,332
Write down value of investments	–	44,340
Net cash (to) from operating activities	(1,180,570)	(820,938)

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

b) **Investing Activities**

Investing activities, 1994, included the purchase of a subsidiary company for a consideration which did not involve cash flows except for expenses of A$20,740.

c) **Financing Activities:**

There were no non cash financing and investing activities.

d) **Cash comprises cash balances held with banks in New Zealand and overseas:**

		CONSOLIDATED	PRO FORMA
	1994	1995	1995
	A$	A$	A$
New Zealand	351,397	137,281	137,281
Australia	3,127,895	1,129,644	4,523,432
Cash and bank balances	3,479,292	1,266,925	4,660,713
Adjustment for Escrow Account and performance bond not on demand	–	(470,755)	(70,755)
	3,479,292	796,170	4,589,958

Included in cash and bank balances in 1995 is an amount of A$400,000 being a deposit lodged in an Escrow Account with the Company's bankers upon the signing of a conditional agreement to purchase CMS PNG.

For pro forma purposes these funds form part of the purchase consideration.

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

16 INTERESTS IN JOINT VENTURES

PERMIT	OPERATOR	CUE INTEREST (%)	GROSS AREA (KM^2)	NET AREA (KM^2)	PERMIT EXPIRY DATE
Petroleum Properties					
Bass Basin – Tasmania					
T/RL1	Boral Energy Resources Ltd	14.00	580	81.2	08/05/1996
Gulf Of Mexico – United States of America					
Main Pass 6	Petsec Energy Inc.*	25.00 NPI	N/A	N/A	N/A
Sacramento Basin – United States of America					
Snowbird	Barcoo Exploration Inc.	100.00	2.6	2.6	27/02/1996
Stowe	Petsec Energy Inc.*	25.00 NPI	N/A	N/A	N/A
Durroon Basin – Tasmania					
T/28P	Cue Energy Resources No Liability	40.00	7401	2960.4	04/11/2000
Carnarvon Basin – Western Australia					
EP 363	BHP Petroleum (Australia) Pty Ltd	12.5	319	39.9	01/12/1996
Papuan Basin – Papua New Guinea					
PPL 56	Barracuda Pty Ltd	7.0	364	255	12/12/96

* The Economic Entity is entitled to a Net Profit Interest (NPI) on these properties and does not share in the respective assets and liabilities.

	CONSOLIDATED		PRO FORMA
	1994 A$	1995 A$	1995 A$
The share of assets and liabilities of the joint ventures attributed to the Economic Entity have been included under the relevant headings:			
Exploration and Evaluation Expenditure			
Capitalised expenditure on petroleum and mineral licences	7,645,373	8,412,920	8,412,920
Other projects	13,291	49,894	49,894
	7,658,664	8,462,814	8,462,814
Production properties	965,768	180,000	6,113,582

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

17 EVENTS SUBSEQUENT TO BALANCE DATE

Other than the proposed capital raising and acquisition referred to in note 1 (p), there is at the date of this report, no other matter or circumstance which has arisen since 30 June 1995 that has significantly affected or may significantly affect:

a) the operations, in financial years subsequent to 30 June 1995, of the Economic Entity constituted by Cue Energy and the entities it controls from time to time; or

b) the results of those operations; or

c) the state of affairs, in financial years subsequent to 30 June 1995, of that Economic Entity.

18 CAPITAL COMMITMENTS

The Economic Entity has certain annual obligations in respect of joint venture operations to perform minimum exploration work in respect of petroleum exploration licences. The obligations which will amount to approximately A$2,355,660 [proforma: A$3,312,980] (1994: A$2,782,075) for the year ending 30 June 1996, may be varied from time to time subject to approval and are expected to be fulfilled in the normal course of operations of the Economic Entity. The Economic Entity can avoid any further obligation by either sale, disposal, farm-out, abandonment, relinquishment or expiry of any licence.

In November 1991 the subsidiary Galveston Mining Corporation Pty. Ltd. increased its interest in the Petroleum Retention Lease T/RL1 from 6.83% to 14%. Part of the consideration for the acquisition is deferred as follows:

- A$140,000 is due within thirty days from the spud date of the next appraisal well drilled in the Retention Lease;
- A$140,000 is due within thirty days from the date on which the Company becomes unconditionally obligated to develop gas from the Retention Lease to a delivery point in Tasmania;
- an amount equal to 16.5% of the operating profits from the 7.17% interest acquired, up to a maximum of A$840,000.

The above amounts have not been taken up as liabilities in the company's accounts.

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

19 FINANCIAL REPORTING BY SEGMENTS

	1994			
	New Zealand A$	Australia A$	USA A$	Total A$
Revenue	–	171,360	–	171,360
Earnings	–	(870,373)	–	(870,373)
Assets	351,398	11,467,405	965,768	12,784,571

	1995			
	New Zealand A$	Australia A$	USA A$	Total A$
Revenue	–	192,519	280,891	473,410
Earnings	–	(1,443,563)	(507,883)	(1,951,446)
Assets – Actual	137,281	10,493,457	180,000	10,810,738
Pro forma	137,281	19,744,473	180,000	20,061,754

The principal activity of the Economic Entity is oil and gas production and exploration.

20 TRANSACTIONS WITH RELATED PARTIES

Related parties fall into the following categories:

Directors

The directors in office during the year were E G Albers, F A Jacobs, C R Hart and J A Mumford.

Remuneration of Directors

	CONSOLIDATED	
	1994 A$	1995 A$
Amounts received or due and receivable by the Directors of the Economic Entity from corporations of which they are directors or related bodies corporate or entities controlled by Cue Energy	376,132	464,490

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

The number of directors of Cue Energy whose remuneration (including superannuation contributions) falls within the following bands:

	1994	1995
0 – 9999	1	–
10,000 – 19,999	–	1
30,000 – 39,999	1	–
40,000 – 49,999	–	1
120,000 – 129,999	1	–
140,000 – 149,999	–	1
200,000 – 209,999	1	–
250,000 – 259,999	–	1

Details of payments to and transactions with entities in which Directors have an interest or hold office are shown below.

Entities subject to significant influence

Entities in which one or more Directors have an interest or hold office, with or in respect to which, the Economic Entity undertook material transactions and commercial basis during the year of the following types:

Investments

The Economic Entity holds investments at an aggregate carrying value of A$449,428 (1994: A$493,768) in related parties:
Rocky Mountain Minerals Inc. (United States of America)
Zonia Landfill Inc. (United States of America)
Octanex N.L. (Australia)
Capricorn Mining Ltd. (Australia)
Bass Strait Group N.L. (Australia)
Auralandia N.L. (Australia)

Director Related Entity Transactions

Cue Energy in its capacity as operator of the T/28P Joint Venture and the Area of Mutual Interest (AMI) Agreement has charged Octanex NL A$54,219 and Bass Strait Group NL A$48,434 for their respective share of expenditure incurred. In addition A$3,721 has been charged to Strata Resources NL for expenditure incurred. The balance of accounts payable to Directors and director related entities are shown in note 13.

21 SHARE OPTION INCENTIVE PLAN

Full time and part time employees are eligible to participate upon invitation by the Directors in the Company's Share Option Incentive Plan which was approved by shareholders at the Extraordinary General Meeting of Shareholders held on 28 June 1994. Options may not be granted to Directors or their associates unless shareholders first approve the precise levels and basis of entitlement.

The Directors may grant options to participants for a five year period to subscribe for shares in the company, limited in any one year to not more than 2% of the existing shares of that class at an exercise price (at the time of grant) being market price at the time of grant or A$0.20 whichever is the higher amount.

CUE ENERGY RESOURCES NO LIABILITY
NOTES TO THE FINANCIAL INFORMATION

22 ANALYSIS OF LEASES

	CONSOLIDATED		PRO FORMA
	1994	1995	1995
	A$	A$	A$
Non-cancellable operating leases:			
Payable no later than one year	64,906	33,686	33,686
Payable later than one not later than two years	37,866	–	–
	102,772	33,686	33,686

9.0 ADDITIONAL INFORMATION

9.1 INCORPORATION AND SHARE CAPITAL

Cue Energy Resources No Liability was incorporated on 29 June 1981 in Wellington, New Zealand under the Companies Act 1955 (N.Z.). On 30 June 1995 the Company was reregistered under the Companies Act 1993 (N.Z.) pursuant to the Companies Reregistration Act 1993 (N.Z.). At the date of this Prospectus the Issued capital of the Company is 50,991,338 ordinary shares.

9.2 RIGHTS ATTACHING TO SHARES

The rights attaching to the Shares that the Company offers for sale, pursuant to this Prospectus, are set out in the Constitution of the Company, a copy of which is available for inspection as set out in Sections 9.5 and 9.6 below. The following is a summary of the principal rights of holders of ordinary shares in the Company.

Voting Rights

Each shareholder present at a general meeting and entitled to vote has one vote and, on a poll, one vote for each share held, except for partly paid shares, for which the shareholder shall be entitled to only that fraction of one vote which the amount paid up on the share bears to the total issue price.

Dividends

Subject to any special rights attaching to shares, dividends are payable in proportion to the amounts paid or credited on the shares during any portion or portions of the period in respect of which the dividend is paid (subject to certain shares being issued on terms providing that they shall rank for dividend as from a particular date).

Winding Up

If the Company is wound up, excess assets shall be applied in accordance with the rights of persons entitled to shares with special rights as to repayment of capital on a winding up (if any) and thereafter shall be paid to or applied for other shareholders according to the amounts paid or credited as paid on the shares (other than in advance of calls) and in proportion to the number of shares held by members respectively.

Transfer of Shares

Shares are transferable by an instrument in writing in any usual or common form or as approved by the Directors, executed in accordance with the provisions of the Companies Act 1993 and the Securities Transfer Act 1991.

The Directors may decline to register a transfer of a share which is not fully paid up in respect of a call which has been made and is unpaid and the Company has a lien on the share. Further, the Directors must also decline to register transfers of shares where the transfers are in breach of the Australian Listing Rules relating to restricted securities or any escrow arrangement entered into by the Company under the Australian Listing Rules.

Notices

Each shareholder is entitled to receive notice of every meeting of the shareholders in a manner consistent with the procedure set out in Article 30 of the Constitution.

Share Buy-Backs

The Company may purchase or otherwise acquire shares issued by it from its shareholders in accordance with the provisions of the Companies Act 1993 and the Constitution.

Preference Shares

The Company is also entitled to create and issue preference shares and/or redeemable preference shares, subject to the provisions of Sections 68 and 69 of the Companies Act. The rights which may attach to such shares are set out in Article 3 of the Constitution.

9.3 OPTIONS

In conjunction with the Issue, the Company is to grant up to 25,000,000 transferable options to subscribe for ordinary fully paid shares in the Company ("the Options"). A copy of the terms attaching to the Options is available for inspection as set out in Sections 9.5 and 9.6 below. The following is a summary of the principal rights of holders of the Options:

(a) Each Option shall confer the right to take up one ordinary fully paid share in the Company, at a price of 25 cents (Australian).

(b) The Options may be exercised in whole or in part by notice in writing to the Company received at any time on or before 30 June 1998, at which time the Options will lapse.

(c) The Options may be transferred at any time in whole or in part (subject to the requirements contained in the Company's Constitution relating to transfers or shares, and to any relevant laws, regulations or Stock Exchange requirements).

(d) The Options do not, in themselves, carry any voting rights or dividend entitlements.

(e) The Option holder will be permitted to participate in new share issues on prior exercise of the Options.

(f) In the event of a reconstruction of the Company's issued capital, the number of Options or the exercise price shall be appropriately reconstructed in a manner so as not to confer on Option holders benefits not conferred on shareholders.

(g) Provision is made for the reduction of the exercise price of the Options in the event that a pro rata rights issue is made, provided that the exercise price is not reduced to less than the nominal value of the share which will be issued on exercise of the Option.

(h) In the event of bonus share issues being made, the number of shares to be issued pursuant to the exercise of an Option shall be increased proportionately.

9.4 MATERIAL CONTRACTS

The following contracts entered into by the Company are or may be, in the opinion of the Directors, material in terms of the Issue or the operation of the business of the Company or otherwise are or may be relevant to a potential investor in the Company.

CMS PNG Sale & Purchase Agreement

General – By an agreement dated 27 June 1995 (and amended on 21 August 1995) with CMS Nomeco, the Company has agreed to purchase 100% of the issued shares in CMS PNG. CMS PNG holds, as its main asset, a 7% interest in PPL 56 in PNG.

Effective date for completion – The effective date of the acquisition is 1 January 1995. Completion, however, is conditional upon the Company obtaining underwriting support for the raising of equity funds on terms and conditions acceptable to the Company, the satisfactory completion of the Due Diligence and investigation by the Company into the business and affairs of CMS PNG, the approval of the Bank of Papua New Guinea and the release of CMS Nomeco from certain liabilities relating to CMS PNG.

Consideration – The Company has agreed to pay consideration of A$5,580,000 for the shares plus an amount equivalent to costs and expenses borne by CMS PNG and paid for by CMS NOMECO in the period between 1 January 1995 and the Completion Date, less all income received by CMS PNG (relating to PPL 56) in the same period.

Seller's undertakings – Under the Agreement CMS Nomeco undertakes:

(a) to procure the Accounts of CMS PNG to be audited by CMS NOMECO's auditors for the period to 31 December 1994;

(b) to conduct the business of CMS PNG in the ordinary course until the Completion Date and to make available funds and additional paid up capital to fulfil financial obligations on behalf of CMS PNG;

(c) not to merge or consolidate CMS PNG or the shares therein with any other corporation;

(d) not to allot, or issue, or grant any options, shares, or any security convertible into share capital or to make any loans;

(e) to prepare and lodge prior to the Completion Date, the income tax returns for CMS PNG in the same manner as CMS PNG returns for the previous year (unless otherwise discussed with the Company) and to pay any outstanding liabilities in respect thereof; and

(f) not to permit CMS PNG to declare any dividends or make any other shareholder distributions or repay shareholder loans.

CMS NOMECO also agrees to sign a US Section 338(h)(10) election in the form attached to the amending agreement.

Warranties – the Agreement contains a number of warranties by CMS NOMECO including warranties relating to the following:

(a) that CMS NOMECO is the legal and beneficial owner of the shares free and clear of encumbrances;

(b) that the Agreements identified as having being entered into by CMS PNG are in full force and effect and that CMS PNG is not in default in the performance of any of its material obligations other than agreed or approved by the Company;

(c) that the activities conducted by CMS PNG have been conducted in accordance with all applicable laws, statutes, regulations, etc and that there are no outstanding breaches thereof;

(d) that the financial and tax position of CMS PNG is as advised to the Company in the balance sheet of CMS PNG dated 31 December 1994 and annexed to the Agreement is true and correct;

(e) that there are no material contracts, agreements, arrangements, acknowledgments, liabilities or obligations of any description entered into or incurred by CMS PNG which have not been disclosed to the Company in writing prior to the date hereof;

(f) that CMS PNG is not engaged in any litigation or arbitration proceedings and that there are no facts known to CMS NOMECO which are likely to give rise to any litigation or arbitration;

Limitation on Claims – Claims by the Company for breach or non-fulfilment of warranties must be made within 24 months of the Completion Date and the Company shall only be entitled to claim for breach or non-fulfilment of warranties a single claim minimum of A$2,000 up to a total aggregate liability of A$5.58 million or the adjusted consideration, whichever is lower.

Indemnity – Under the Agreement the Company agrees to indemnify CMS NOMECO from and against any claims or liabilities arising out of actions of CMS PNG made from and after the Effective Date and in relation to any losses, damages, claims, demands arising from or referrable to the underwriting and raising of equity funds.

CMS PNG Sale & Purchase Agreement – Amendment

General – By way of letter agreement dated 29 September 1995 from CMS NOMECO to the Company, the terms of the Sale & Purchase Agreement dated 27 June 1995 were amended as follows:

(a) the date by which the Company must receive underwriting funds pursuant to the condition contained in Article 5.1(b) of the main Agreement, was changed to 17 November 1995; and

(b) the requirement of the approval of the Bank of Papua New Guinea in respect of the Agreement contained in Article 5.1(a), was deleted.

These amendments are subject to the following conditions:

(i) the sum of $A30,000 being paid to CMS NOMECO by the Company on the Completion Date;

(ii) the execution by the Company of an underwriting commitment for the raising of equity funds by 5 October 1995 and the delivery of such an executed agreement to CMS NOMECO on or before 6 October 1995;

(iii) a prospectus relating to the raising of the equity funds being approved by the ASC on or before 17 October 1995;

(iv) the Completion Payment (as defined in the main Agreement) being paid by the Company on the date 10 days after the receipt of underwriting funds.

Should any of the conditions above not be satisfied, the Agreement shall be null and void and of no further effect, save that all funds standing in the Escrow Account (and interest accrued) shall be refunded forthwith to the Company.

Underwriting Agreement

On 3 October 1995, Cue Energy entered into an Underwriting Agreement with Wilson HTM Corporate Services Limited ("Underwriters") under which the Underwriters agreed to underwrite 40 million Shares of the Issue.

The Underwriters will receive an underwriting commission of 4% of the amount underwritten and a management fee of $100,000. The Underwriters will, out of their commission, pay all sub-underwriting commissions and brokerage in respect of the Issue and will indemnify Cue Energy from and against all liability in respect of those costs.

Cue Energy also agrees to indemnify the Underwriters against all liabilities, claims, demands, and proceedings whatsoever and all costs and expenses arising out of the Issue, the Prospectus, the publication of statements or notices relating to the Company or the Issue and the failure by Cue Energy to rectify any material mis-statements or material omissions from the Prospectus. The indemnity does not extend to any liabilities arising out of any act or omission for which the Underwriters are responsible, or out of any publicity made by the Underwriters in relation to the Prospectus or the Issue without Cue Energy's prior written approval, or out of any claims or proceedings based on any material mis-statements or material omissions from the Prospectus which the Underwriters were aware of prior to the issue of the Prospectus.

The obligations of the Underwriters are subject to the following conditions being satisfied:

(a) registration by the ASC of the Prospectus by 17 October 1995 (or such later date as the ASC may allow or the parties may agree in writing);

(b) the granting of permission by ASX for the admission of Cue Energy to the Official List of ASX and for official quotation of the Shares and the Options within the period required by Section 1031(1)(b) of the Law (or any extension as may be granted by the ASC);

(c) the granting of permission by NZSE for official quotation of the Shares and the Options; and

(d) Cue Energy receiving valid applications with accompanying subscription moneys from PNG institutions, in respect of 20,000,000 Shares.

The Underwriting Agreement provides that the Underwriters may terminate their obligations to underwrite the Issue upon the happening of any one or more of the following events prior to the allotment of all Shares and Options offered pursuant to the Prospectus:

(a) a statement, report, representation, matter or thing of a material nature contained in the Prospectus is found to be untrue or not to have been properly disclosed or to be mis-stated or inaccurately stated in the Prospectus or it is found that any statement, report, representation, matter or thing of a material nature not contained in the Prospectus ought to have been;

(b) any material and adverse change in the condition or financial position or prospects of Cue Energy;

(c) the outbreak after the date of the Underwriting Agreement of a state of war (whether war has been declared or not) involving any one or more of Australia, the United Kingdom, the United States of America, the Peoples Republic of China, the Russian Federation (excluding wars or hostilities within the Russian Federation), the Republic of Indonesia or Japan;

(d) the adoption or announcement by or on the authority of the Australian Government of the following:

- any change in fiscal or monetary or taxation policy which would materially and adversely affect companies generally or Cue Energy in particular or investment in stocks and shares in Australia including but not limited to any change which is likely to materially affect interest rates; or

- any law or prospective law or other measure having the effect of restraining capital issues, corporate profits or foreign investment,

- and which in either case would materially and adversely affect the Issue;

(e) any material contravention by Cue Energy of its Constitution or by any person of that person's obligations under any material contract referred to in the Prospectus;

(f) any contravention by Cue Energy or any person who (for the purposes of the Corporations Law) is an officer of Cue Energy of any provision of the Corporations Law or any other legislation of the Commonwealth of Australia or New Zealand or any State or Territory thereof or the listing requirements or any applicable listing requirements of NZSE;

(g) a resolution is passed or an order made by a court of competent jurisdiction for the winding up of Cue Energy or any of its subsidiaries;

(h) a receiver or receiver and manager or administrator or other controller is appointed to all or any part of the assets or undertaking of Cue Energy or any of its subsidiaries;

(i) Cue Energy or any of its subsidiaries enters into any scheme of arrangement with its creditors or any class of them or indicates its intention of endeavouring to do so;

(j) Cue Energy or any of its subsidiaries suspends payment of its debts or is unable to pay its debts within the meaning of Section 95A of the Corporations Law;

(k) Cue Energy or any of its subsidiaries is placed under official management or an official manager is appointed;

(l) a provisional liquidator is appointed to Cue Energy or any of its subsidiaries;

(m) an inspector is appointed pursuant to the Corporations Law to investigate all or any part of the affairs of Cue Energy or any of its subsidiaries;

(n) Cue Energy or any of its subsidiaries is in breach of any provision of the Underwriting Agreement (whether or not the same is expressed to be a condition) or any warranty given by Cue Energy, or any of them not being, or ceasing to be, true in any material respect;

(o) any director or officer of Cue Energy or any of its subsidiaries is charged with or convicted of any criminal offence involving fraudulent or dishonest conduct;

(p) failure to deliver any certificate under the Underwriting Agreement or any statement in a certificate delivered under the Underwriting Agreement being or becoming untrue or incorrect in any material respect;

(q) if without the prior consent of the Underwriters a material contract is terminated (whether by breach or otherwise) rescinded, altered or amended in a material way (other than a way contemplated in the Prospectus) or if any such contract is found to be void, voidable or unenforceable;

(r) Cue Energy alters or announces an intention to alter its capital structure or its Constitution (except as contemplated by the Prospectus) without the prior consent of the Underwriters which shall not be unreasonably withheld;

(s) if any supplementary Prospectus or replacement Prospectus required to be lodged under the Corporations Law is not lodged;

(t) the ASC issues a stop order under Section 1033 of the Corporations Law or gives notice of intention to hold a hearing in relation to the Prospectus pursuant to Section 1033 of the Corporations Law;

(u) 6 weeks or such other period agreed by the Underwriters elapses after the date of issue of the Prospectus without permission having been granted by ASX for Cue Energy to be admitted to the official list of ASX or for the shares or options offered pursuant to the Prospectus to be officially quoted on ASX or NZSE;

(v) any permission of ASX or NZSE referred to immediately above is withdrawn, qualified or is made subject to any conditions other than those usually imposed by ASX in relation to offers of shares by mining exploration companies;

(w) a material change in any law relevant to Cue Energy or the Issue is made or announced;

(x) it transpires that any of the due diligence results or any part of the verification material was false or misleading in a material sense or that there was a material omission therefrom;

(y) an application is made by the ASC for an order under Section 1004 of the Corporations Law in relation to the Prospectus and that application has not been dismissed or withdrawn;

(z) any person gives a notice under Section 1008(4) or Section 1023A of the Corporations Law in relation to the Prospectus;

(aa) a Prescribed Occurrence as defined by Section 603 of the Corporations Law occurs in relation to Cue Energy or any of its subsidiaries;

(ab) any material information supplied at any time by Cue Energy or any person on its behalf to the Underwriters in respect of any aspect of Cue Energy or the Issue is or becomes false or misleading in a material sense.

NB The occurrence of any of the events listed above will not entitle the Underwriters to terminate the Underwriting Agreement unless in their reasonable opinion, reached in good faith, the event has or could have a materially adverse effect on the outcome of the Issue or would give rise to a liability of the Underwriters under Section 1005(1) of the Corporations Law.

(ac) The Underwriters may also terminate or cancel the Underwriting Agreement if the All Ordinaries Index of ASX or the Oil and Gas Index of ASX falls more than 15% from its level at the time of closing of the Australian Stock Market on the day before the date of the Underwriting Agreement. Termination or cancellation of the Underwriting Agreement due to the occurrence of one of these events is not subject to the qualification mentioned immediately above.

T/RL1 Joint Venture Agreement

General – The T/14P Joint Venture Agreement is dated 29 May 1985. It regulates the conduct of the T/RL1 Joint Venture. The current joint venturers are Boral Energy Resources Ltd (58.86%), Cultus Petroleum (Australia) NL (10.45%), GFE Resources Ltd (16.69%) and Galveston Mining Corporation Pty Ltd (14%). Key terms contained in the Agreement are summarised below.

Assignment – A party may assign its participating interest in whole or in part to an affiliate provided that the assignor guarantees the affiliate's performance under the Operating Agreement. If the affiliate ceases to be an affiliate of the assignor, the interest must be transferred back to the assignor or to another affiliate of the assignor.

Assignment to non-affiliates is permitted and is not subject to pre-emptive rights. However, the assignment is subject to the assignee agreeing in writing to perform all obligations under the Operating Agreement. The assignment must be notified to the other parties. No assignment may be made to a person who is not financially responsible and able promptly to discharge its share of all costs and obligations under the agreement.

No assignment is effective unless the assignee has agreed in favour of the other parties to be bound by the agreement and to assume all of the assigning party's liabilities.

Costs and Expenses – All costs and expenses incurred in the conduct of joint venture operations shall be borne by the parties in proportion to their respective participating interests (unless otherwise provided).

Voting – Decisions of the operating committee are made by the affirmative vote of three or more parties having a combined voting interest of more than 65%, except where a proposal concerns work or expenditure which is obligatory under the licence and the proposal does not receive the vote of two or more parties having a combined participating interest of at least 65%, the decision shall be made by the vote of two or more parties holding a participating interest of at least 51%, failing which the proposal of the Operator shall be adopted.

Royalty – A complex set of royalty obligations exists. There is uncertainty and disagreement between the joint venturers as to royalty obligations and entitlements. The Company is of the view that Galveston is obliged to pay a royalty on the value of production to previous interest holders in the tenement of 0.07316%. In respect to one of these previous interest holders Galveston claims a right to offset in respect to monies due to Galveston. Further, Cue Energy has acquired the right to receive royalties from the current permit holders at the rate of 0.0595% of the value of production.

Operator – The current Operator is Boral Energy Resources Ltd. Provision is made for the removal of the Operator.

Sole Risk – The Agreement contains complex provisions relating to sole risk drilling. If sole risk drilling results in a discovery, the drilling party shall be entitled to recoup 100% of the costs and expenses incurred and paid for the operation of the well, and 1,000% of the costs and expenses incurred in the drilling operations including the completing and testing of the well, the equipping of the well through and including the well-head equipment and any applicable mobilisation and demobilisation costs. After this time, production will revert to all parties proportionately.

EP363 Farmin Agreement

General – Cue Exploration Pty Ltd ("Cue Exploration") has acquired a 12.5% interest in Petroleum Exploration Permit WA/EP363 pursuant to a Farmin Agreement dated 31 March 1995 with Discovery Petroleum, BHPPA and BHP Petroleum Pty Ltd. Key Terms contained in the Agreement are summarised below.

Transfer – Following satisfaction of earning obligations by BHPPA and Cue Exploration, Discovery Petroleum agreed to assign a 70% interest in and relating to EP363 to BHPPA (as to 57.5%) and Cue Exploration (as to 12.5%).

Consideration – In consideration of the assignment, Cue Exploration was required to make certain payments towards the cost of the Menzies 1 well. The well was drilled during April 1995 and Cue Exploration has satisfied the payment requirements.

Operator – Under the terms of the Agreement BHPPA was appointed operator of the Permit but Discovery Petroleum retained operatorship during the drilling of the Menzies 1 well. BHPPA has recently assumed operatorship in accordance with the terms of the Agreement.

EP363 Joint Venture Operating Agreement

General – The EP363 Farmin Agreement annexed a Joint Venture Operating Agreement which is to govern the rights of the participants until such time as a specific EP 363 JOA is negotiated and executed. The participants are Discovery Petroleum, BHPPA and Cue Exploration. A summary of the key terms of the Agreement as annexed follows. A number of these terms are subject to negotiation and may change.

Assignment – Assignment to non-affiliated companies is subject to pre-emptive rights. A party may assign the whole, or any part of its percentage interest to a non-affiliate, provided that the assignee demonstrates to the reasonable satisfaction of the other parties its financial and technical competence to perform its prospective obligations and liabilities.

The assignor must give each other party, and the operator, notice of the assignment including the name, address and qualifications of the assignee, the terms and conditions of the proposed assignment, and an offer to sell its percentage interest to the other parties on terms and conditions not less favourable than those proposed in relation to the proposed assignee.

Each party has the right to accept the offer from the assignor by sending it notice to that effect within 60 days after receipt of the offer. If no other party accepts the assignor's offer, then the assignor may sell its percentage interest to the proposed assignee on terms and conditions not more favourable to the assignee than those specified in the notice to the other parties. The assignor's right to sell to the proposed assignee lapses 120 days after the expiry of the 60 day period referred to above.

No transfer may result in a party having a percentage interest of less than 10%.

Assignments to affiliated companies are not subject to pre-emptive rights unless within a period of 3 years after the effective date of the assignment the affiliated company ceases to be an Affiliate, then, the same conditions apply as to non-affiliated companies. Notably the other parties (excluding the assignor) may request the assignment of the share previously assigned to the affiliate, pursuant to fair and reasonable arm's length terms and conditions.

There is provision for an independent expert to be appointed to determine for the parties what current fair and reasonable arm's length terms and conditions are.

Voting – Each party has a voting right equal to its percentage interest. All decisions of the operating committee shall be made by the affirmative vote of at least 2 parties holding in aggregate at least 65% of the aggregate percentage interests.

The affirmative vote of 65% of the parties is required in order to:

(a) make an application for a licence and decide the terms on which to accept or renew a licence;

(b) apply for or accept a deferment or variation of work obligations;

(c) consider, revise or approve any approval of exploration programmes and budgets (including amendments);

(d) determine the location of a well.

The affirmative vote of all the parties is required to:

(a) relinquish all or any part of a permit or licence;

(b) apply for or accept a deferment or variation of work obligations which impose more onerous terms and conditions (measured solely in financial terms) on the parties;

(c) determine whether to apply for a Retention Lease, and the terms and conditions upon which to accept or renew a Retention Lease.

Operator – The Operator is BHPPA. Provision is made for removal of the Operator.

Sole Risk – The Agreement contains complex provisions relating to Sole Risk Developments. A party may not undertake Sole Risk Drilling if it is substantially similar to or in conflict with all or part of an approved work program and budget current at the date of the proposed drilling, or if it includes work or other operations which could be undertaken as part or all of the Government work obligations. Should a Sole Risk Drilling result in a discovery, the Agreement contains provisions which allow the other parties, upon the making of certain payments, to participate in any development or further appraisal with respect to such a discovery.

Area of Mutual Interest Agreement

General – An Area of Mutual Interest (AMI) Agreement was entered into by Cue Energy, Octanex and Bass Strait Group on 12 July 1994. The Agreement sets up an arrangement whereby the Participants are to review and develop exploration opportunities on a mutual basis. The Agreement currently governs the parties' rights and obligations in respect of their interests in the T/28P Permit.

Participating Interest – The Participants' respective interests in the venture are Cue Energy – 40%, Octanex – 30%, Bass Strait – 30%.

Voting – Participants are entitled to cast a vote equal to their participating interests. Any decisions by the Operating Committee must be passed by an affirmative vote by Participants holding interests of not less than 65% in aggregate.

Exploration Opportunities – The Agreement provides that exploration opportunities identified or developed by a participant will be offered to other participants in accordance with their respective participating interests. Other participants are not obliged to accept any such offers. If a participant is offered an exploration opportunity under a Farmin Agreement, the other participants waive their rights to the exploration opportunity under this Agreement.

Term – The Agreement commenced 1 July 1994 for a term of one year with the option to extend the Agreement for a further year. The option has been exercised.

Heads of Agreement

On 1 June 1994 Asea Brown Boveri Pty Limited (ABB) and Cue Energy Resources No Liability (Cue Energy) entered into an agreement whereby ABB and Cue Energy agreed to work together on an exclusive basis to promote a proposal relating to the Newport Power Station of Victoria. The proposal involves the upgrading of the power station and the potential use of the Yolla Gas Field as a source of fuel for the power station.

Under the Agreement, Cue Energy agreed that if the proposal were accepted it would, subject to the Yolla Joint Venture Agreement and to the best of its ability, commit its share of gas from the Yolla Gas Field to the project and would encourage the other Yolla joint venturers to provide gas from the Yolla Gas Field to the project. In addition, Cue Energy agreed to be an equity holder in the proposal. The parties are liable to pay their own costs associated with the project. However, if a third party is appointed on a part time or contractual basis the costs of that third party are to be borne equally by Cue Energy and ABB.

The Agreement provides the exclusive relationship shall be for 2 years from 1 June 1994 but shall continue for further one year periods unless either party chooses to withdraw from the Agreement.

Memorandum of Understanding

On 13 June 1995 Asea Brown Boveri Pty Limited (ABB) and Cue Energy Resources No Liability (Cue Energy) entered into an Agreement whereby ABB and Cue Energy agreed to work together on an exclusive basis to promote a proposal relating to the Bell Bay Power Station in Tasmania. The proposal involves the proposed re-engineering existing facilities and the addition of one or more gas turbines to the power station.

Under the Agreement, Cue Energy agreed that if the proposal were accepted it would, subject to the Yolla Joint Venture Agreement and to the best of its ability, commit its share of gas from the Yolla Gas Field to the project and to encourage, to the best of its ability, the other Yolla joint venturers to provide gas from the Yolla Gas Field to the project. In addition, Cue Energy agreed to participate as an equity holder in the project and to provide the economic and costs analysis for the project and investigate financing options. The parties are liable to pay their own costs associated with the proposal. However, if a third party is appointed on a part time or contractual basis the costs of that third party will be borne equally by Cue Energy and ABB.

The Agreement provides the exclusive relationship shall be for 2 years from 1 May 1995 but shall continue for further one year periods unless either party chooses to withdraw from the Agreement.

PPL56 Joint Operating Agreement

General – CMS PNG is a participant in a joint venture in respect of Petroleum Prospecting Licence PPL56, holding a participating interest of 7%. The PPL56 Joint Operating Agreement is dated 12 December 1990. It regulates the conduct of the PPL56 Joint Venture. The key terms of the Agreement are summarised below.

Parties – Originally: Luderick Pty Ltd, Southern Highlands Petroleum Co Ltd, Barracuda Pty Ltd, Base Resources Ltd, Mountains West Exploration Inc, and Nomeco PNG Oil Co.

As a result of transfers of interests the current participants are:

Barracuda Pty Limited (MIM Holdings Limited)	20%	Operator
Southern Highlands Petroleum Co Ltd	50.5%	
Iona Pty Limited (Oil Search Limited)	20%	
CMS PNG	7%	
Mountains West Exploration, Inc	2.5%	

Voting – A Majority Vote is the vote of at least 2 parties holding in aggregate not less than 65% of the Undivided Interests. All decisions are to be taken by a Majority Vote unless otherwise provided.

A decision to voluntarily surrender (except in accordance with Article XIV) or otherwise withdraw from the Licence or any part thereof, must be made unanimously.

Costs and Expenses – all costs and expenses incurred by the Operator pursuant to this Agreement including the handling, treating, storing and transporting to the point of delivery to the participant of petroleum produced shall be borne by the participants in proportion to their individual interests.

Sole Risk – Where sole risk drilling results in a discovery of petroleum in paying quantities (as defined), the sole risk party is entitled to recoupment of 100% of drilling costs referable to the project (and completion costs and equipping costs if the well is completed to production).

In addition, a sole risk party is exclusively entitled to production from such well or any subsequent well completed in the same Pool, until the sole risk party has received or been credited with production which could have been attributable to the Non Sole Risk Parties (had they participated) to the value of 1,000% (700% in the case of an appraisal well) of the Drilling and Completion Costs (but not Equipping Costs) in respect of that Sole Risk Project.

Assignment – Assignment to parties other than related corporations or joint venturers are subject to pre-emptive rights. If pre-emptive rights are not exercised, assignment is allowed to any person able to demonstrate that it is financially responsible.

Assignments or other dispositions cannot be made if the result is that the assignor or assignee thereafter holds an Undivided Interest of less than 5% (or in the event that the nominee elects to acquire an Undivided Interest, 3.875%).

Operator – The current Operator is Barracuda Pty Ltd. Provision is made for removal of the Operator.

Standard Petroleum Agreement I

General – The Standard Petroleum Agreement I, relating to the SE Gobe location area, was executed on 3 March 1995 by the Independent State of Papua New Guinea, and the participants in the PPL 56 joint venture. The Agreement was executed in order to fulfil a condition contained in the PPL 56 Licence which requires the parties to execute a Petroleum Agreement in respect of the Licence. Consistent with this requirement, the Agreement gives the State the right to participate as a joint owner to the extent of up to 22.5% in any development and any petroleum development licence which results from the discovery of Petroleum within graticular block No. 2518 Fly River Flap Sheet S.B.54 of PPL 56. Key terms contained in the Agreement are summarised below.

State Interest – The Agreement provides that the State may acquire an unencumbered interest up to 22.5% in the joint venture assets attributable to the Petroleum Development Licence Area within 30 days after Ministerial approval of the licence. The State's interest is to be acquired free of all encumbrances other than its Accumulated Liability to the other oil companies.

Accumulated Liability – Accumulated Liability represents expenditure incurred by the other Venturers in relation to the development proportionate to the percentage interest to be acquired by the State. The Venturers are entitled to apply the State's share of production to its accumulated liability until such liability (and interest paid upon it) has been cleared.

A Standard Petroleum Agreement for the remainder of PPL 56 has not been executed.

SE Gobe Project – Planning and Pre-Unitisation Agreement

The Planning and Pre-Unitisation Agreement was executed on 27 January 1995 by the participants in the PPL56 and PPL161 joint ventures. Under this Agreement the respective interest holders in PPL 56 and PPL 161 agree to co-ordinate their efforts with respect to the preparation of necessary Licence applications and to develop a single development plan in respect of a field located over part of both Permits. The Agreement is to apply in lieu of each Operating Agreement for the SE Gobe project. Key terms contained in the Agreement are summarised below.

Parties – Barracuda Pty Ltd, Southern Highlands Petroleum Co Ltd, Iona Pty Ltd, Nomeco PNG Oil Co, Mountains West Exploration Inc, Chevron Niugini Pty Ltd, Ampolex (PNG Petroleum) Inc, BHP Petroleum (PNG) Inc, BP Exploration Operating Co Ltd, Merlin Pacific Oil Co NL, Merlin Petroleum Co, Oil Search Ltd.

Voting – A Majority Decision is the affirmative vote of Parties whose aggregate percentage interests are equal to or greater than 70% of the total Percentage Interests. Further, a majority decision requires the affirmative vote of at least one party from each group who is not a member of both groups, and a negative vote of at least two parties which are not affiliates is required to prevent a majority decision.

All matters to be determined or approved shall be determined or approved by majority decision, other than the following, which must be made unanimously:

(a) amendment of the Agreement;

(b) surrender or relinquishment of blocks within the Area;

(c) amendment of the terms and conditions of the Licences as they relate to the area;

(d) the sale or trade of confidential proprietary information;

(e) amendment of the Pre-Development Budget and the Pre-Development Programme or approval or amendment of any other Budget and Work Programme under the Agreement;

(f) approval of the Development Plan and submission of Petroleum Development Licence Applications.

Operator – The current Operator is Chevron Niugini Pty Ltd. Provision is made for removal of the Operator.

Audit – Each of the non-operator parties are entitled to conduct an audit of the Joint Account once per calendar year provided that there be at least twelve months between audits.

Cash Calls – Each Participant is required to pay monthly cash calls representing each participant's percentage share of estimated cash requirements for the succeeding month.

9.5 DOCUMENTS AVAILABLE FOR INSPECTION

A copy of each of the material contracts summarised above, the Constitution of the Company, the Rules of the Share Option Incentive Plan, the terms of the Options issued pursuant to this Issue and the Experts' consents referred to below under the heading "Experts' Consents", will be available for inspection without charge between 9 am and 5 pm at the registered office of Cue Energy Resources No Liability, Level 25, 500 Collins Street, Melbourne for a period 12 months after the date of lodgement of this Prospectus with the ASC.

9.6 INSPECTION OF MATERIAL CONTRACTS BY NEW ZEALAND OFFEREES

A copy of the documents referred to in Section 9.5, or where the document is not in writing, a copy of a memorandum containing particulars of the document or where an exemption or declaration has been granted by the ASC under Section 1084 of the Corporations Law of the Commonwealth of Australia, a copy of any memorandum containing particulars of the document prepared pursuant to that exemption or declaration together with any statement in writing verifying the copy memorandum, required to be made available for inspection at the registered office of Cue Energy in accordance with the law of Victoria, may be inspected at the office of the Registrar of Companies at Wellington, New Zealand.

9.7 LITIGATION

So far as the Directors are aware, there is no current or threatened civil litigation, arbitration proceedings or administrative appeals, or criminal or governmental prosecutions in which the Company or its subsidiaries are directly or indirectly concerned which is likely to have a material effect on the business or financial position of the Company.

9.8 DIRECTORS' INTERESTS

Other than as set out below, no Director, and no firm in which a Director is a partner, has an interest in the promotion of, or in any property proposed to be acquired by, the Company and no amounts, whether in cash or shares or otherwise, have been paid or agreed to be paid to any Director or to any firm in which a Director is a partner, either to induce him to become, or to qualify him as a Director or otherwise for services rendered by him or by the firm in connection with the promotion or formation of the Company.

(1) Mr E G Albers provides corporate legal services to the Company and is paid fees for those services at normal commercial rates.

(2) Mr F A Jacobs is a Director and has a financial interest in Jacobs Associates Pty Ltd and Roosendaal Pty Ltd which provides petroleum engineering and management services to the Company at normal commercial rates.

(3) Mr C R Hart provides consulting services in relation to gas marketing and power generation matters at normal commercial rates.

(4) Mr E G Albers and Mr C R Hart are Directors and shareholders of Octanex and Bass Strait, both of which are joint venturers with the Company.

(5) Directors may participate in the Share Option Incentive Plan, details of which are summarised below.

(6) The Board of Directors has agreed to invite a representative from Papua New Guinea to join the Board of Directors of the Company. Otherwise there are no "proposed Directors" within the meaning of Section 1021(6) of the Corporations Law.

(7) The Directors' shareholdings in the Company are set out in the table below.

Interest As at 2 October 1995	Beneficial Interest		Associated and Non Benefical	
	Shares	Options	Shares	Options
E G Albers	2,583,213	–	22,601,987	–
F A Jacobs	–	937,500	–	–
C R Hart	10,714	–	22,815,648	–
J A Mumford	–	156,250	–	–

Director's associated and non beneficial interests include those securities held as defined in Section 1.1.4 of the NZSE Listing Requirements. These definitions are substantially the same as for ASX Listing Rules.

There are no provisions in the Constitution of the Company that require a Director to hold any shares in the capital of the Company as a qualification for office.

Remuneration

Under the Company's Constitution, the Directors are entitled to be paid such remuneration as is authorised by an ordinary resolution of the Company in general meeting (other than in relation to their remuneration as managing or executive directors or from any superannuation scheme established by the Company). The Directors are currently entitled to receive NZ$70,000 to be divided between them as directors' fees. They currently draw A$60,000 (NZ$65,400).

If a Director undertakes any work additional to that usually required of Directors of a Company similar to this Company, the Directors may award such special remuneration and fix the amount thereof at any time during or after the rendering of such special service or the undertaking of such additional work. Directors are also entitled to travelling expenses for or in connection with any journeys undertaken by them on the Company's business. These provisions do not affect the right of Directors to be paid as executives of the Company or in connection with the termination of his or her employment with the Company.

The remuneration of any managing director or executive director for his services shall be determined by the Directors.

Mr Jacobs is currently employed by the Company as Managing Director. His service agreement is summarised as follows:

- The agreement is for an initial period of two years from 1 February 1994 but shall automatically be extended for one year periods upon 1 February and 1 August each year, unless a contrary intention is expressed in writing by either party on or prior to these dates.
- The agreement provides for annual remuneration as shall be determined from time to time by the board on at least an annual basis. In addition, the Company shall reimburse all travelling, accommodation and general expenses incurred in connection with the business of the Company. The initial total salary package is $250,000 per annum.
- The agreement may be terminated by the Company in certain circumstances, including incapacity through illness or injury for a period of six months in any continuous period of 12 months, or any material breach of the terms of this Agreement by Mr Jacobs. If the Company terminates the agreement for any reason other than the circumstances specified in the agreement, or as a consequence of a winding up, Mr Jacobs is to be paid a lump sum equal to the Remuneration of the unexpired portion of the contract period.
- The agreement may be terminated by Mr Jacobs in certain circumstances, including his demotion from position as Managing Director, or any requirement that he transfer out of Melbourne. Should Mr Jacobs terminate the Agreement pursuant to the circumstances provided for in the agreement, Mr Jacobs is to be paid a lump sum equal to the Remuneration of the unexpected portion of the contract period.

9.9 EXPERTS' INTERESTS

Other than as set out below, no expert nor any firm in which any expert is a partner, has an interest in the promotion of, or any property proposed to be acquired by, the Company and no amount, whether in cash or securities or otherwise, have been paid or agreed to be paid to any expert or to any firm in which the expert is a partner for services rendered by the expert or the firm in connection with the promotion and formation of the Company.

(a) Ernst & Young have acted as independent accountants in respect of the Offer, and prepared the Independent Accountants' Report on Historical and Forecast Financial Information contained in this Prospectus. The Company has paid or agreed to pay Ernst & Young $56,000 (plus disbursements) for their services to date of this Prospectus. Further amounts may be paid to Ernst & Young in accordance with their usual time based charge-out rates.

(b) Marino Associates Pty Ltd has acted as consulting geologists and engineers in respect of the Offer, and prepared the Independent Consulting Geologists' Report contained in this Prospectus. The Company has paid or agreed to pay Marino Associates Pty Ltd $25,126 for services to the date of this Prospectus. Further amounts may be paid to Marino Associates Pty Ltd in accordance with its usual time based charge-out rates.

(c) Arthur Robinson & Hedderwicks have acted as legal advisers in respect of the Offer and performed work in relation to due diligence enquiries and other aspects of the Offer. The Company has paid or agreed to pay Arthur Robinson & Hedderwicks $90,200 for services to the date of this Prospectus. Further amounts may be paid to Arthur Robinson & Hedderwicks in accordance with their usual time based charge-out rates.

(d) Allens Arthur Robinson have performed work in relation to due diligence enquiries and other aspects of the Offer. The Company will pay Allens Arthur Robinson an amount including disbursements for services to the date of this Prospectus. Further amounts may be paid to Allens Arthur Robinson in accordance with their usual time based charge-out rates.

(e) Wilson HTM Corporate Services (Wilson HTM) Limited has acted as underwriter of 40,000,000 Shares in the Issue and is to receive fees for acting as underwriter as set out in the summary of the Underwriting Agreement on pages 82 to 84.

(f) Nicholas Papalia & Associates have performed work in relation to the preparation of the Independent Consulting Geologists' Report contained in this Prospectus. The Company has paid or agreed to pay Nicholas Papalia & Associates $23,448 for services to the date of this Prospectus. Further amounts may be paid to Nicholas Papalia & Associates in accordance with their usual time based charge-out rates.

9.10 SHARE OPTION INCENTIVE PLAN

The Company has established a Share Option Incentive Plan which took effect from 1 January, 1994 and was approved by shareholders on 23 December 1993. The Plan will terminate every three years unless the shareholders reaffirm their approval to maintain the Plan in general meeting. In the meantime the Plan may be terminated at any time by resolution of the directors, but any such resolution shall not effect the rights of any existing holders of options. A copy of the terms of the Plan is available for inspection as set out in Sections 9.5 and 9.6 above. The following is a summary of the key aspects of the Plan:

- Eligible participants in the Plan are employees, directors, secretaries, seconded personnel and consultants of the Company and its subsidiaries, associated and related companies.

  Shareholder approval is required in relation to issues to Directors or their associates.

- The directors may in their discretion issue free five year options to subscribe for shares in the capital of the Company for the benefit of eligible participants.

- The total number of options subject to the Plan at any time together with any other securities which may be issued under any other employee share scheme shall not represent more than 5% of the number of the securities of the Company on issue. Further, the number of shares that may be issued in any one year pursuant to the Plan shall not be more than 2% of the nominal amount of the existing shares of that class calculated at the commencement of the financial year.

- An eligible participant to whom options are granted will, in general, be entitled to exercise 20% of the total options granted upon completion of each year of employment with the Company, up to 5 years. The Directors may, however, abbreviate the exercise period in respect of any or all of the options which have not yet been exercised, with the authority of the shareholders by special resolution.
- The exercise price for each share that he acquires upon exercising his option shall be the market price determined by the directors at the time of issue of the options or $0.20 whichever is the higher amount.
- Options will not entitle a holder to dividends until an option is exercised. Any shares allotted on exercise of the options will rank pari passu in all respects with other shares of the same class and paid-up value.
- Each option will entitle the holder to participate in new issues in which shares or other securities are offered to shareholders of the Company on the prior exercise of the option. Options shall not participate in any bonus issue of securities unless and until the options are exercised.
- Options will not be listed on the Stock Exchange.

Options over 1,781,250 fully paid shares, granted pursuant to the Plan, remain outstanding and include the following options to Directors:

F A Jacobs	937,500	(commencing 1 February 1994 – exercise price NZ$0.32)
J A Mumford	156,250	(commencing 10 March 1994 – exercise price NZ$0.56)

9.11 CONSENTS

(a) Ernst & Young have given their written consent to the issue of this Prospectus with their Independent Accountants' Report on Historical and Forecast Financial Information dated 2 October 1995 included in the form and context in which it is included, and to being named in this Prospectus as Independent Accountants in respect of the Offer in the form and context in which they are named. Ernst & Young have not withdrawn their consent prior to the lodgement of this Prospectus with the ASC. Ernst & Young have authorised only the issue of their Report, and have not otherwise been involved in the preparation of or authorised or caused the issue of any part of this Prospectus.

(b) Marino Associates Pty Ltd has given its written consent to the issue of this Prospectus with its Independent Expert's Report dated 18 August 1995 included in the form and context in which they are included, and to being named in this Prospectus as Independent Expert and Engineers to the Offer in the form and context in which it is named. Marino Associates Pty Ltd has not withdrawn its consent prior to the lodgement of this Prospectus with the ASC. Marino Associates Pty Ltd has authorised only the issue of its Report and statements, diagrams and tables of a geological or technical nature (other than of a legal or financial nature), and has not otherwise been involved in the preparation of or authorised or caused the issue of any part of this Prospectus.

(c) Arthur Robinson & Hedderwicks have given their written consent to the issue of this Prospectus with their Solicitors' Tenement Report dated 2 October 1995 included in the form and context in which it is included, and to being named in this Prospectus as legal advisers in respect of the Offer in the form and context in which they are named. Arthur Robinson & Hedderwicks have not withdrawn their consent prior to the lodgement of this Prospectus with the ASC. Arthur Robinson & Hedderwicks have authorised only the issue of their Legal Titles Report, and have not otherwise been involved in the preparation of or authorised or caused the Issue of any part of this Prospectus.

(d) Allens Arthur Robinson (PNG) have given their written consent to the issue of this Prospectus with their Solicitors' Tenement Report dated 25 September 1995 included in the form and context in which it is included, and to being named in this Prospectus as legal advisers in respect of the Offer in the form and context in which they are named. Allens Arthur Robinson (PNG) have not withdrawn their consent prior to the lodgement of this Prospectus with the ASC. Allens Arthur Robinson (PNG) have authorised only the issue of their Legal Titles Report, and have not otherwise been involved in the preparation of or authorised or caused the issue of any part of this Prospectus.

(e) Nicholas Papalia & Associates have given their written consent to being named in this Prospectus as independent experts in the form and context in which they are named, and have not withdrawn their consent prior to the lodgement of this Prospectus with the ASC. Nicholas Papalia & Associates have not authorised or caused the issue of this Prospectus and do not make, or purport to make, any statement in this Prospectus.

9.12 OTHER CONSENTS

(a) Wilson HTM Corporate Services Ltd has given and has not withdrawn its consent to be named in this Prospectus as Underwriter in the form and context in which it is named.

(b) Wilson HTM Ltd and Craig & Co Limited have given their written consents to being named in this Prospectus as brokers to the Issue in the form and context in which they are named, and have not withdrawn their consents prior to the lodgement of this Prospectus with the ASC. Wilson HTM Ltd and Craig & Co Limited have not authorised or caused the issue of this Prospectus and do not make, or purport to make, any statement in this Prospectus.

(c) Christmas & Co has given its written consent to being named in this Prospectus as auditor in the form and context in which it is named, and has not withdrawn its consent prior to the lodgement of this Prospectus with the ASC. Christmas & Co has not authorised or caused the issue of this Prospectus and does not make, or purport to make, any statement in this Prospectus.

(d) Registry Managers (New Zealand) Limited has given its written consent to being named in this Prospectus as share registry in the form and context in which it is named, and has not withdrawn its consent prior to the lodgement of this Prospectus with the ASC. Registry Managers (New Zealand) Limited has not authorised or caused the issue of this Prospectus and does not make, or purport to make, any statement in this Prospectus.

(e) Ernst & Young Registry Services Pty Ltd has given its written consent to being named in this Prospectus as share registry in the form and context in which it is named, and has not withdrawn its consent prior to the lodgement of this Prospectus with the ASC. Ernst & Young Registry Services Pty Ltd has not authorised or caused the issue of this Prospectus and does not make, or purport to make, any statement in this Prospectus.

9.13 EXPENSES OF ISSUE

The estimate of total expenses of the Issue, including underwriting commission, handling fees to members of the ASX, fees of corporate advisors, independent experts, investigating accountants, solicitors, printing, advertising and other miscellaneous expenses are approximately A$800,000 of which approximately A$100,000 has been paid. These expenses are payable by the Company.

9.14 COMPANY STATUS

Subject to the listing of the Shares and Options offered by this Prospectus for quotation on the ASX and a sufficient spread of shareholders being obtained the Company will be a public company for the purposes of the Income Tax Assessment Act *1936* (as amended) of Australia.

9.15 BALANCE DATE

The accounts of the Company will be made up to June 30, annually.

9.16 OVERSEAS INVESTMENT

The distribution of this Prospectus in jurisdictions outside of Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This Prospectus may not be supplied to the public in any jurisdiction outside Australia and New Zealand in which any registration, qualification or other requirements exist or would exist in respect of any public offering of shares.

Shareholders resident in other countries should consult their professional advisers as to whether any governmental or other consents are required or whether formalities need to be observed to enable them to accept this offer and take up the Shares.

Applications received by the Company indicating an address within any of the territories requiring governmental or other consents will be returned unless accompanied by the appropriate approvals.

This Prospectus does not constitute an offer in any jurisdictions in which, or to any person to whom, it would not be lawful to make such an offer.

10.0 DIRECTORS' STATEMENT

Other than as set out in this Prospectus, the Directors are not aware of any circumstance which in their opinion, has materially affected or will materially affect the value of the assets and liabilities, financial position, profitability or prospects of the Company.

Signed by every Director of Cue Energy Resources No Liability on the date of this Prospectus:

E Geoffrey Albers
Chairman

Frank A Jacobs
Managing Director

Christopher R Hart
Director

John A Mumford
Director
By his Agent appointed in writing E.G. Albers

11.0 GLOSSARY AND ABBREVIATIONS

ABB	Asea Brown Boveri Pty Limited, a company incorporated in Australia.
AMI	Area of Mutual Interest.
ANTICLINE	an upwardly convex fold.
API	oil gravity in American Petroleum Institute (API) units.
APPLICANT	a person who submits an Application.
APPLICATION	a valid application to subscribe for a specified number of Shares and Options.
APPLICATION MONIES	20 cents (Australian), being the subscription amount for each Share applied for, multiplied by the number of Shares applied for.
ASC	Australian Securities Commission.
ASX	Australian Stock Exchange Limited.
BARREL	159 litres, 42 US gallons or 35 imperial gallons.
BASIN	a down warped section of the earth's crust in which sediments have accumulated.
BBL	barrel.
BCF	billion cubic feet (10^9 cubic feet).
BHP PETROLEUM OR BHPP	BHP Petroleum Pty Ltd.
BHPPA	BHP Petroleum (Australia) Pty Ltd.
BOARD OF DIRECTORS	the board of Directors of the Company.
BOE	barrel of oil equivalent – hydrocarbon volumes expressed in terms of equivalent energy content to a barrel of oil.
BOPD	barrels of oil per day.
BPD	barrels per day.
BASS STRAIT GROUP	Bass Strait Group NL.
CENTS	New Zealand cents where qualified as NZ and Australian cents where qualified as A.
CHESS	Clearing House Subregister Transfer System.
CMS NOMECO	CMS Nomeco Oil & Gas Co.
CMS PNG	CMS Nomeco PNG Oil Co.
COMPANY OR CUE ENERGY	Cue Energy Resources No Liability – ARBN 066 383 971.
CONDENSATE	hydrocarbons associated with natural gas which are liquid under surface conditions and gaseous in a reservoir.
CUE OR CUE ENERGY	the Company and its subsidiaries or, where the context requires, the Company alone.
D	day.

11.0 GLOSSARY AND ABBREVIATIONS

DIRECTORS	all of the directors of the Company.
DISCOVERY PETROLEUM	Discovery Petroleum NL.
EXCHANGE RATE	either the nominal exchange rate of NZ$1.15 being equivalent to A$1.00.
FARMIN	where a company acquires an interest in an area from another company by paying all or part of the company's exploration commitments.
FARMOUT	where a company transfers an interest in an area to another company in return for payment of all or part of the transferring company's exploration costs.
FAULT	a fracture surface or zone in a rock along which movement has taken place.
GALVESTON	Galveston Mining Corporation Pty Ltd.
HYDROCARBON	a compound composed of the elements carbon and hydrogen usually oil and gas and gas liquids.
ISSUE	the proposed issue of Shares and Options under this Prospectus.
ISSUED CAPITAL	50,991,338 ordinary fully paid shares of no par value in the Company.
KM	kilometres.
LEAD	a geological feature which has not been sufficiently defined for drilling.
LPG	liquified petroleum gas.
m	metres.
M	thousand.
M TONNES	thousand tonnes.
MARINO	Marino Associates Pty Ltd.
MBBL	thousand barrels.
MCF	thousand cubic feet.
MM	million.
MMBBLS	million barrels.
MMCFD	million cubic feet per day.
MMSCFD	million standard cubic feet per day.
NGL	natural gas liquid.
NOMECO ACQUISITION AGREEMENT	agreement dated 27 June 1995 between CMS Nomeco Oil & Gas Co and Cue Energy Resources No Liability.
NPI	net profits interest.
NRI	net revenue interest.
NZ	New Zealand.
NZSE	the New Zealand Stock Exchange.

11.0 GLOSSARY AND ABBREVIATIONS

OCTANEX	Octanex NL.
OFFICIAL LIST	the Official List of the ASX.
OGIP	original gas in place.
OPTIONS	the options to apply for ordinary fully paid shares of no par value in the Company granted in the ratio of one for every two shares offered under this Prospectus.
OWC	oil water contact.
PDL	Petroleum Development Licence.
PETROLEUM	oil and gas and associated products.
PETSEC	Petroleum Securities Australia Limited.
PJ	peta-joules (10^{15} joules)
PLIOCENE, MIOCENE, EOCENE, PALEOCENE CRETACEOUS, JURASSIC AND TRIASSIC	periods of geologic time ranging from approximately 8 million years to 250 million years before the present – the youngest being the Pliocene.
PNG	Papua New Guinea.
PPL	Petroleum Prospecting Licence.
PROSPECT	a geological feature which has been sufficiently defined for drilling.
RESERVES	the volume of economically recoverable hydrocarbons in a trap.
PROVEN, PROBABLE AND POSSIBLE RESERVES	are as the definitions approved by the Board of Directors, Society of Petroleum Engineers (SPE) Inc; 27 February 1987. • Proved Reserves can be estimated with reasonable certainty to be recoverable under current economic conditions. • Probable Reserves are less certain than proved reserves and can be estimated with a degree of certainty sufficient to indicate they are more likely to be recovered than not. • Possible Reserves are less certain than probable reserves and can be estimated with a low degree of certainty, insufficient to indicate whether they are more likely to be recovered than not.
RESERVOIR	a porous bed of rock which has the ability to contain oil and gas.
RFT	repeat formation test.
SEISMIC SURVEY	a geophysical technique whereby subsurface information is gathered by means of shock waves which are artifically produced and reflected from subsurface bodies of rock.
SHARES	the fully paid ordinary shares of no par value in the Company offered under this Prospectus.
TCF	trillion cubic feet (10^{12} cubic feet).

TRAP	a body of reservoir rock which has the capacity to retain hydrocarbons that may have migrated into it.
UNDERWRITER	Wilson HTM Corporate Services Ltd.
UNDERWRITING AGREEMENT	is the agreement dated 3 October 1995 between Wilson HTM Corporate Services Ltd and the Company.
UNITISATION	unitisation is the process whereby a field which has variable ownership across its extent is developed and produced under a single unified plan.
W.T.I.	West Texas Intermediate.

CUE ENERGY RESOURCES NO LIABILITY

ARBN 066 383 971

Broker stamp only, including current ASX/NZSE Number

Please read the guide to the application form on the reverse to help you complete this form.

Please use block letters.

A. The minimum application is for 10,000 shares thereafter multiples of 2,000 Shares	I/We apply for	(number)	fully paid ordinary shares in Cue Energy Resources No Liability and lodge in full application money @ A20 cents per Share or NZ23 cents per Share	A$ NZ$

Complete your cheque made out to "Cue Energy Resources No Liability – Share Issue Account" for this amount, attach it to this application form and deliver it to one of the Brokers to the Issue.

B. Full Name	Applicant	Given Names	Surname
	(Must be in the name of an individual(s) or company – Refer Note B)		
	Joint Applicant #2	Given Names	Surname
	Joint Applicant #3	Given Names	Surname
C. Complete address details	No. and Street		
	Suburb or City	State	Postcode
D. Telephone details	Home	Work	Contact Name
E. Cheque details	Drawer		A$ NZ$
	Bank/Building Society		Branch

F. Existing Shareholder YES ☐ NO ☐

G. I/We declare that this application is signed/sealed according to the declaration/appropriate statements overleaf and agrees to be bound by the terms and conditions set out in the Prospectus and to be bound by the Constitution of Cue Energy Resources No Liability.
Before making this application, the applicant should read the Prospectus to which this Application Form relates.

Company Seal

Applicant Signature	Joint Applicant #2 Signature	Joint Applicant #3 Signature

(date) / /1995

Applicants with Australian addresses only complete this section.

I/We apply this/these Tax File Number(s) or Exemption(s) to all my/our investments in Cue Energy Resources No Liability.

Complete Tax File Number Details		
	Applicant	Tax File Number or Exemption (if applicable)
	(given name/s)	(surname or company name)
	Applicant	Tax File Number or Exemption (if applicable)
	(given name/s)	(surname or company name)

49

Your Guide to the Application Form for the Public Offer

Please complete all sections of the Application Form using BLOCK letters.

Please return the complete Application Form, together with your cheque to one of the Brokers to the Issue. Application Forms must be received by no later than 5.00 pm (Melbourne Time) on the Closing Date.

A. The minimum number of Shares which may be applied for is 10,000. Additional Shares must be applied for in multiples of 2,000. Subscription monies must be for the full amount in Australian dollars or in New Zealand Dollar equivalent. Cheques must be made payable to "Cue Energy Resources No Liability – Share Issue Account" and crossed "Not Negotiable". If your Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid. The Company's decision as to whether to treat your application, and how to construe, amend or complete it, shall be final.

   The Company's decision on the number of Shares to be allocated to you shall also be final. You will not, however, be treated as having offered to subscribe for more Shares in the Company than is indicated in the Box.

B. Applications must be in the name(s) of natural person(s), companies or other legal entities acceptable to the Company up to a maximum of three names per application for Shares. Applications in the name of a trust or estate, business, firm or partnership, club, association or other unincorporated body cannot be accepted.

   However, applications made solely in the individual name(s) of (the) person(s) who is(are) the trustee(s), proprietor(s), partner(s) or office bearer(s) (as applicable) of those entities will be accepted.

C. All communications to you from the Company's share registry (annual/interim report, correspondence, etc) will be mailed to the person(s) and address as shown. You should notify the Company's Share Registrar of any change of address. For joint applications (more than one applicant), only one address is required, as all communication from the Company will only be sent to one address.

D. Please provide us with telephone numbers (including the person responsible in the case of an application by a company) so that we can contact you quickly if there is an irregularity in your Application Form. If you have any questions on how to complete this Application Form, please telephone one of the Brokers to the Issue.

E. Please enter your cheque details on the Application Form.

F. Each applicant makes the following Declarations and Statements:

   I am/We are not minors and all details and statements made by me/us on this Application Form are complete and accurate.

   The applicant agrees to take any number of Shares equal to or less than the number of Shares applied for that may be allotted to the applicant in accordance with this Prospectus.

TAX FILE NUMBERS – AUSTRALIAN APPLICANTS

The following section applies only to applicants who provide an Australian address. Please read the information provided before completing this section.

Collection of tax file numbers is authorised by law. Quotation is not compulsory but tax must be taken out of dividends, to the extent they are unfranked, at the top personal marginal rate plus the Medicare levy (currently 48.4% in aggregate) if an applicant does not quote his or her tax file number or an exemption.

For more information about the use of tax file numbers or available exemptions, please read the booklet "New Tax Rules for Savings and Investments" available from the Australian Taxation Office.

If you are completing the Application Form with one or more joint applicants, and you do not wish to disclose your tax file number or claim for an exemption, to those joint applicants, a separate form may be obtained from the Australian Taxation Office to be used by you to provide this information to the Company.

CUE ENERGY RESOURCES NO LIABILITY

ARBN 066 383 971

Broker stamp only, including current ASX/NZSE Number

Please read the guide to the application form on the reverse to help you complete this form.

Please use block letters.

A. The minimum application is for 10,000 shares thereafter multiples of 2,000 Shares

I/We apply for ______ (number) fully paid ordinary shares in Cue Energy Resources No Liability and lodge in full application money @ A20 cents per Share or NZ23 cents per Share

A$

NZ$

Complete your cheque made out to "Cue Energy Resources No Liability – Share Issue Account" for this amount, attach it to this application form and deliver it to one of the Brokers to the Issue.

B. Full Name

Applicant	Given Names	Surname

(Must be in the name of an individual(s) or company – Refer Note B)

Joint Applicant #2	Given Names	Surname
Joint Applicant #3	Given Names	Surname

C. Complete address details

No. and Street		
Suburb or City	State	Postcode

D. Telephone details

Home	Work	Contact Name

E. Cheque details

Drawer	A$ NZ$
Bank/Building Society	Branch

F. Existing Shareholder YES ☐ NO ☐

G. I/We declare that this application is signed/sealed according to the declaration/appropriate statements overleaf and agrees to be bound by the terms and conditions set out in the Prospectus and to be bound by the Constitution of Cue Energy Resources No Liability.
Before making this application, the applicant should read the Prospectus to which this Application Form relates.

Company Seal

Applicant Signature	Joint Applicant #2 Signature	Joint Applicant #3 Signature

(date) / /1995

Applicants with Australian addresses only complete this section.

I/We apply this/these Tax File Number(s) or Exemption(s) to all my/our investments in Cue Energy Resources No Liability.

Complete Tax File Number Details

Applicant		Tax File Number or Exemption (if applicable)
(given name/s)	(surname or company name)	/ /
Applicant		Tax File Number or Exemption (if applicable)
(given name/s)	(surname or company name)	/ /

Your Guide to the Application Form for the Public Offer

Please complete all sections of the Application Form using BLOCK letters.

Please return the complete Application Form, together with your cheque to one of the Brokers to the Issue. Application Forms must be received by no later than 5.00 pm (Melbourne Time) on the Closing Date.

A. The minimum number of Shares which may be applied for is 10,000. Additional Shares must be applied for in multiples of 2,000. Subscription monies must be for the full amount in Australian dollars or in New Zealand Dollar equivalent. Cheques must be made payable to "Cue Energy Resources No Liability – Share Issue Account" and crossed "Not Negotiable". If your Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid. The Company's decision as to whether to treat your application, and how to construe, amend or complete it, shall be final.

   The Company's decision on the number of Shares to be allocated to you shall also be final. You will not, however, be treated as having offered to subscribe for more Shares in the Company than is indicated in the Box.

B. Applications must be in the name(s) of natural person(s), companies or other legal entities acceptable to the Company up to a maximum of three names per application for Shares. Applications in the name of a trust or estate, business, firm or partnership, club, association or other unincorporated body cannot be accepted.

   However, applications made solely in the individual name(s) of (the) person(s) who is(are) the trustee(s), proprietor(s), partner(s) or office bearer(s) (as applicable) of those entities will be accepted.

C. All communications to you from the Company's share registry (annual/interim report, correspondence, etc) will be mailed to the person(s) and address as shown. You should notify the Company's Share Registrar of any change of address. For joint applications (more than one applicant), only one address is required, as all communication from the Company will only be sent to one address.

D. Please provide us with telephone numbers (including the person responsible in the case of an application by a company) so that we can contact you quickly if there is an irregularity in your Application Form. If you have any questions on how to complete this Application Form, please telephone one of the Brokers to the Issue.

E. Please enter your cheque details on the Application Form.

F. Each applicant makes the following Declarations and Statements:

   I am/We are not minors and all details and statements made by me/us on this Application Form are complete and accurate.

   The applicant agrees to take any number of Shares equal to or less than the number of Shares applied for that may be allotted to the applicant in accordance with this Prospectus.

TAX FILE NUMBERS – AUSTRALIAN APPLICANTS

The following section applies only to applicants who provide an Australian address. Please read the information provided before completing this section.

Collection of tax file numbers is authorised by law. Quotation is not compulsory but tax must be taken out of dividends, to the extent they are unfranked, at the top personal marginal rate plus the Medicare levy (currently 48.4% in aggregate) if an applicant does not quote his or her tax file number or an exemption.

For more information about the use of tax file numbers or available exemptions, please read the booklet "New Tax Rules for Savings and Investments" available from the Australian Taxation Office.

If you are completing the Application Form with one or more joint applicants, and you do not wish to disclose your tax file number or claim for an exemption, to those joint applicants, a separate form may be obtained from the Australian Taxation Office to be used by you to provide this information to the Company.

CUE ENERGY RESOURCES NO LIABILITY

ARBN 066 383 971

NOTICE OF EXERCISE OF OPTION FORM

To: Directors of Cue Energy Resources No Liability

I/We whose full name(s) and address(es) appear below hereby exercise the following number of Options to subscribe for Ordinary Fully Paid Shares in the Company:

Number of Options ______________________________

I/We enclose payment of 25 cents (Australian) for each Option exercised and return herewith my/our option certificate.

Total payment at 25 cents (Australian) per share ____________

I/We request the Company to allot me/us the Shares to which I am/we are entitled in accordance with the terms and conditions of Options issued pursuant to the Prospectus dated 3 October 1995 and I/we agree to accept them subject to the Constitution of the Company.

Dated: ______________________________

Name: ______________________________
Please print in block letters

Address: ______________________________

____
Please print in block letters

Usual signatures: ______________________________
Signature of optionholder

*The Common Seal of #

was hereunto affixed in accordance with its Articles of Association in the presence of:

Director: ______________________________

Director/Secretary: ______________________________

* The seal of any corporate optionholder must be affixed in accordance with its Articles of Association.

\# Insert name of corporate optionholder.



CUE ENERGY

CUE ENERGY RESOURCES NO LIABILITY
WN/037908